華潤創業有限公司
China Resources Enterprise, Limited

SEE THROUGH

看得真 · 看得深

股份代號 Stock Code : 00291

ANNUAL REPORT 2007 年報

完成出售非核心石油及相關產品經銷業務，標誌著轉型為純消費品公司的重要里程。如今，我們的營業額悉數來至高速增長的核心消費業務。業務架構分明，本集團的未來前景對投資者更加清晰。

"See Through CRE" *— 2007 marks a milestone in our transformation into a pure consumer company as the divestment of the non-core petroleum and related products distribution business was fully completed. Our turnover now comprises purely the fast growing core consumer businesses. With a clear corporate structure, our future prospects are more transparent to investors.*

照顧你的需要
FOCUSING ON YOUR NEEDS

目錄 Contents



我們的超市業務致力滿足每位顧客的需要，讓前來購物的消費者樂在其中。

Our supermarket business strives to meet each of our customers' needs and bring you a great shopping experience.

迎合你的品味

FOCUSING ON YOUR TASTES


雪花

「雪花」啤酒兼顧不同消費者品味，是全國最暢銷的啤酒品牌。

As the best selling national brand, "SNOW" caters for different tastes from all walks of life.



+140%

在同店銷售強勁及利潤率擴大下，
零售業務盈利增長140%。

Our retail operation reported a 140% increase in earnings with strong same store growth and margin improvement.



「雪花」啤酒表現突出，帶動整體啤酒銷量創新高，全年銷售近7百萬千升。

Record beer sales volume of close to 7 million kiloliters driven by the spectacular growth of "SNOW".

滿足你的選擇

FOCUSING ON YOUR CHOICES

食品業務提供琳琅滿目的優質食品，鮮肉、海產等應有盡有。

Our food business offers you an array of premium food products from fresh meat to seafood delicacies.


三丁包
鮮肉包
PORK BUN

了解你的感覺

FOCUSING ON YOUR FEELINGS

我們的紡織產品質料優良，
柔軟舒適，為消費者帶來無比
滿足感。

Our high-quality textile products give you a touch of comfort to ensure total satisfaction.





38%

食品業務自有品牌不斷壯大，佔其整體營業額38%。

The expanding portfolio of private labels represented 38% of the turnover of our food business.

9,400

MAKO紗線銷量突破9,400噸，
鞏固我們作為中國最大MAKO
紗線製造商的地位。

MAKO yarns sales exceeded 9,400 tonnes, reinforcing our position as the largest manufacturer of MAKO yarns in China.



致投資者的信函
LETTER TO INVESTORS

致各位華潤創業投資者

經過多年來的不懈努力，二零零七年是華創歷來業績最佳的其中一年。盈利及每股盈利皆創出新高，全年基礎溢利增長11.2%，核心消費業務基礎溢利增長50.6%，有效填補了二零零七年六月出售石油業務所減少的盈利貢獻。

二零零七年亦是華創轉型發展的重要一年。隨着本集團完成出售石油業務，營業額悉數來自核心消費業務，邁進新的發展階段。同時，我們作出多項策略性投資，增強消費業務的實力。事實上，去年的資本開支較二零零六年增加1.5倍。在這快速的市場整合過程中，我很高興看見本集團順利融合併購所得的新增業務與市場。如今本集團業務架構分明，股東對我們的未來前景看得更清晰，投資也更具信心。

專注發展優勢業務的策略，為本集團帶來美滿成果。華創股價年內上漲50%，表現優於大市8%。本集團連續第六年提高基本派息，全年基本派息比率由41.1%增至41.9%。本集團出售石油業務最後尚餘資產 — 香港石油經銷業務後，派發特別股息每股港幣0.60元。

本集團致力改善投資者關係，加強企業管治。第26頁載述本集團在這方面獲得的獎項殊榮，充分肯定了我們所付出的努力。今年我們增添有關企業社會責任的章節，闡述我們如何履行企業公民責任。以下篇幅將從不同的角度解讀華創，讓閣下更深入了解財務數據背後的公司面貌。

華創矢志發展成為中國最大規模的消費企業，這目標推動我們不斷向前邁進。在盡忠職守的優秀員工齊心努力下，我深信華創目標必可實現。

主席
宋林

二零零八年三月三十一日

Dear CRE investors

Our years of continuous efforts have made 2007 one of CRE's best years ever. We finished the year with record earnings and earnings per share. There was a 11.2% increase in underlying profit for the full year as core consumer-related businesses reported a 50.6% underlying profit growth filling the earnings gap after divesting the petroleum business in June 2007.

2007 was also a year of transformation for CRE as we fully completed the divestment of the petroleum business and ushered into a new era of growth with turnover generated entirely from the core consumer businesses. A number of strategic investments were made at the same time to strengthen our consumer businesses. Capital expenditure of last year, indeed, increased by 1.5 times from that of 2006. In this rapid process of market consolidation, I am particularly gratified to see our ability to integrate newly acquired businesses and markets. With a clear corporate structure, you can read our future prospects easily and confidently.

Our efforts in focusing on what we are good at bear fruits as CRE share price surged 50% during the year, outperforming the market by 8%. We continue to increase our basic dividend payments for the sixth consecutive year, with annual basic payout ratio increased from 41.1% to 41.9%. There was a special dividend of HK$0.60 per share for the disposal of petroleum distribution operation in Hong Kong – the last asset of the petroleum business.

We strive to improve investor relations and enhance corporate governance. The awards and recognitions we received during the year as set out on page 26 speak volume for our commitment in this regard. There is also a new section on corporate social responsibility this year to show how we fulfill our role as a corporate citizen. The following pages will walk you through CRE from different perspectives, enabling you to gain a better understanding of CRE behind its financial figures.

Our aspiration to be the largest consumer company in China is the driving force behind CRE. Looking ahead, I truly believe we will realize this vision with a team of talented and committed employees.

Song Lin
Chairman

31 March 2008

我們精益求精

WE ARE FOCUSING ON WHAT WE ARE GOOD AT



宋林
Song Lin

華潤創業有限公司(「華潤創業」)為香港聯合交易所上市的公司，業務重心在中國大陸及香港的消費業務。本集團以成為中國最大規模的消費企業為任務。為達致此目標，本集團已在零售、食品、飲品和紡織四項核心業務的範疇內，建立市場領導地位。各項消費相關業務在經營上互相發揮協同效應，其中食品、飲品及紡織更成為零售業務供應鏈的一部份，配合本集團的整體發展同步增長。

China Resources Enterprise, Limited (CRE) is a listed company on the Hong Kong Stock Exchange, with business emphasis on the consumer sector of the Chinese Mainland and Hong Kong. Our mission is to become the largest consumer company in China. To achieve this, the Group has already established leading presence in our core business domains of retail, food, beverage and textile. There are operational synergies among these consumer-related businesses. Notably, food, beverage as well as textile form part of the supply chain for the retail business, together driving the Group's overall development.

集團架構
CORPORATE STRUCTURE

華潤創業有限公司
China Resources Enterprise, Limited

零售 Retail	超級市場及物流 Supermarket and Logistics	品牌時尚產品經銷 Brand-fashion Distribution	其他零售店 Other Retail Stores
飲品 Beverage	華潤雪花啤酒有限公司(51%) China Resources Snow Breweries Limited (51%)		純淨水 Purified Water
食品加工及經銷 Food Processing and Distribution	食品經銷 Foodstuff Distribution	食品加工及牲畜飼養 Food Processing and Stock Raising	屠房、運輸及其他 Abattoir Operation, Transportation and Others
紡織 Textile	紡紗及織布 Spinning and Weaving	成衣 Garment	其他 Others
投資物業 Investment Property		投資物業 Investment Properties	
投資及其他業務 Investments and Others	HIT Investments Limited (10%)		Hutchison Ports Yantian Investments Limited (10%)

附註：
本集團於二零零七年六月二十九日完成出售位於香港的石油經銷業務，其後再無持有任何石油及相關產品經銷業務的權益。

Note:
The Group completed the disposal of its petroleum distribution operation in Hong Kong on 29 June 2007 and thereafter no longer has any interest in the petroleum and related products distribution business.

財務概要
FINANCIAL HIGHLIGHTS

截至二零零七年十二月三十一日止年度 For the year ended 31 December 2007

		二零零七年 港幣百萬元 2007 HK$ million	二零零六年 港幣百萬元 2006 HK$ million	二零零五年 港幣百萬元 2005 HK$ million
營業額[1]	Turnover[1]	**62,123**	65,437	53,891
本公司股東應佔溢利[1]	Profit attributable to shareholders of the Company[1]	**4,961**	2,776	2,220
每股基本盈利[2](港幣元)	Basic earnings per share[2] (HK$)	**$2.09**	$1.19	$1.02
每股股息(港幣元)	Dividend per share (HK$)			
中期	Interim	**$0.15**	$0.14	$0.13
末期	Final	**$0.30**	$0.26	$0.25
		$0.45	$0.40	$0.38
特別中期	Special interim	**$0.60**	$1.00	–

附註:

1. 該等數字包括已按香港財務報告準則第5號列作已終止經營業務﹐石油及相關產品經銷業務之營業額及股東應佔溢利。該已終止經營業務之單獨數據已分別列於營業額及股東應佔溢利分析表。
2. 每股基本盈利乃將股東應佔溢利除以年內已發行股份的加權平均數計算。該數字包括已終止經營業務之每股基本盈利港幣1.09元(二零零六年:港幣0.43元)。
3. 負債比率指綜合借款淨額與總權益的比例。

每股基本盈利
Basic Earnings Per Share


港幣元HK$
2.5
2.0
1.5
1.0
0.5
0
1.02
1.19
2.09
2005
2006
2007

本公司股東應佔權益
Equity Attributable to Shareholders of the Company


港幣百萬元HK$ million
25,000
20,000
15,000
10,000
5,000
0
18,196
19,141
22,871
2005
2006
2007

		於二零零七年十二月三十一日 港幣百萬元 **As at 31 December 2007 HK$ million**	於二零零六年十二月三十一日 港幣百萬元 As at 31 December 2006 HK$ million	於二零零五年十二月三十一日 港幣百萬元 As at 31 December 2005 HK$ million
本公司股東應佔權益	Equity attributable to shareholders of the Company	**22,871**	19,141	18,196
少數股東權益	Minority interests	**7,293**	5,824	4,747
總權益	Total equity	**30,164**	24,965	22,943
綜合借款淨額	Consolidated net borrowings	**4,004**	1,781	3,283
負債比率[3]	Gearing ratio[3]	**13.3%**	7.1%	14.3%
流動比率	Current ratio	**1.05**	1.08	1.12
每股資產淨值：賬面值（港幣元）	Net assets per share: book value (HK$)	**$9.59**	$8.12	$8.15

Notes:

1. These amounts include turnover and profit attributable to shareholders contributed by the Petroleum and Related Products Distribution division, which is presented as discontinued operation according to the Hong Kong Financial Reporting Standard 5. The respective amounts of the discontinued operation are separately disclosed in the analysis of turnover and profit.
2. Basic earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the year. The amount includes basic earnings per share of the discontinued operation of HK$1.09 (2006: HK$0.43).
3. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

每股資產淨值：賬面值
Net Assets Per Share: Book Value


港幣元HK$
10
8
6
4
2
0
8.15
8.12
9.59
2005
2006
2007

平均股東權益回報
Return on Average Equity


百分比 Percentage (%)
25
20
15
10
5
0
13.3
14.9
23.6
2005
2006
2007

營業額及未計利息、稅項、折舊及攤銷前盈利分析表
ANALYSIS OF TURNOVER AND EBITDA[1]

截至二零零七年十二月三十一日止年度 For the year ended 31 December 2007

各項業務之營業額
Turnover by segment



17%
41%
1%
8%
2007
12%
21%
38%
31%
2006
1%
7%
9%
14%

各項業務之未計利息、稅項、折舊及攤銷前盈利
EBITDA by segment



33%
3%
19%
19%
2007
10%
6%
10%
23%
4%
18%
2006
14%
6%
12%
23%

- 零售 Retail
- 飲品 Beverage
- 食品加工及經銷 Food Processing and Distribution
- 紡織 Textile
- 投資物業 Investment Property
- 石油及相關產品經銷（已終止經營業務） Petroleum and Related Products Distribution (Discontinued operation)
- 投資及其他業務 Investments and Others

		二零零七年 港幣百萬元 2007 HK$ million	二零零六年 港幣百萬元 2006 HK$ million	增加／(減少) Increased/ (Decreased) %
各項業務之營業額	**Turnover by segment**			
核心業務	*Core Businesses*			
零售	Retail	**26,008**	20,418	27.4%
飲品	Beverage	**13,304**	9,455	40.7%
食品加工及經銷	Food Processing and Distribution	**7,381**	6,092	21.2%
紡織	Textile	**4,713**	4,453	5.8%
投資物業	Investment Property	**375**	349	7.4%
小計	Subtotal	**51,781**	40,767	27.0%
其他業務	*Other Businesses*			
石油及相關產品經銷 (已終止經營業務)	Petroleum and Related Products Distribution (Discontinued operation)	**10,610**	25,100	(57.7%)
投資及其他業務	Investments and Others	**—**	—	
小計	Subtotal	**10,610**	25,100	(57.7%)
		62,391	65,867	(5.3%)
對銷業務間之交易	Elimination of inter-segment transactions	**(268)**	(430)	(37.7%)
總額	Total	**62,123**	65,437	(5.1%)
各項業務之未計利息、稅項、折舊及攤銷前盈利	**EBITDA by segment**			
核心業務	*Core Businesses*			
零售	Retail	**1,536**	1,044	47.1%
飲品	Beverage	**1,514**	1,306	15.9%
食品加工及經銷	Food Processing and Distribution	**841**	703	19.6%
紡織	Textile	**461**	346	33.2%
投資物業	Investment Property	**836**	783	6.8%
小計	Subtotal	**5,188**	4,182	24.1%
其他業務	*Other Businesses*			
石油及相關產品經銷 (已終止經營業務)	Petroleum and Related Products Distribution (Discontinued operation)	**2,677**	1,273	110.3%
投資及其他業務[2]	Investments and Others[2]	**250**	253	(1.2%)
小計	Subtotal	**2,927**	1,526	91.8%
總額	Total	**8,115**	5,708	42.2%

附註：

1. EBITDA 為未計利息、稅項、折舊及攤銷前盈利。
2. 投資及其他業務包括應佔聯營公司業績淨額及扣減總部費用。

Notes:

1. EBITDA represents earnings before interests, taxation, depreciation and amortization.
2. Investments and Others include share of net result of associates less corporate overheads.

股東應佔溢利分析表
ANALYSIS OF PROFIT ATTRIBUTABLE TO SHAREHOLDERS

截至二零零七年十二月三十一日止年度 For the year ended 31 December 2007

各項業務之股東應佔溢利
Profit attributable to shareholders by segment



8%
10%
6%
10%
2007
3%
50%
13%



14%
7%
6%
15%
2006
2%
34%
22%

各項業務扣除投資物業重估及出售主要非核心資產／投資影響之股東應佔溢利
Profit attributable to shareholders excluding the effect of investment property revaluation and major disposal of non-core assets/investments by segment



19%
22%
14%
8%
2007
11%
5%
21%



21%
10%
8%
21%
2006
26%
11%
3%

零售 Retail
飲品 Beverage
食品加工及經銷 Food Processing and Distribution
紡織 Textile
投資物業 Investment Property
石油及相關產品經銷（已終止經營業務） Petroleum and Related Products Distribution (Discontinued operation)
投資及其他業務 Investments and Others

		二零零七年 港幣百萬元 **2007** **HK$ million**	二零零六年 港幣百萬元 2006 HK$ million	增加／(減少) Increased/ (Decreased) %
各項業務之股東應佔溢利	**Profit attributable to shareholders by segment**			
核心業務	*Core Businesses*			
零售	Retail	**521**	217	140.1%
飲品	Beverage	**303**	174	74.1%
食品加工及經銷	Food Processing and Distribution	**531**	435	22.1%
紡織	Textile	**144**	61	136.1%
投資物業	Investment Property	**648**	647	0.2%
小計	Subtotal	**2,147**	1,534	40.0%
其他業務	*Other Businesses*			
石油及相關產品經銷（已終止經營業務）	Petroleum and Related Products Distribution (Discontinued operation)	**2,582**	1,002	157.7%
投資及其他業務	Investments and Others	**429**	421	1.9%
小計	Subtotal	**3,011**	1,423	111.6%
		5,158	2,957	74.4%
公司總部利息淨額及費用	Net corporate interest and expenses	**(197)**	(181)	8.8%
總額	Total	**4,961**	2,776	78.7%
各項業務扣除投資物業重估及出售主要非核心資產／投資影響之股東應佔溢利	**Profit attributable to shareholders excluding the effect of investment property revaluation and major disposal of non-core assets/investments by segment**			
核心業務	*Core Businesses*			
零售[1]	Retail[1]	**500**	203	146.3%
飲品	Beverage	**303**	174	74.1%
食品加工及經銷[2]	Food Processing and Distribution[2]	**471**	435	8.3%
紡織[3]	Textile[3]	**122**	59	106.8%
投資物業[4]	Investment Property[4]	**240**	215	11.6%
小計	Subtotal	**1,636**	1,086	50.6%
其他業務	*Other Businesses*			
石油及相關產品經銷[5]（已終止經營業務）	Petroleum and Related Products Distribution[5] (Discontinued operation)	**183**	519	(64.7%)
投資及其他業務	Investments and Others	**429**	421	1.9%
小計	Subtotal	**612**	940	(34.9%)
		2,248	2,026	11.0%
公司總部利息淨額及費用	Net corporate interest and expenses	**(197)**	(181)	8.8%
總額	Total	**2,051**	1,845	11.2%

附註：

1. 主要由零售業務所持有之工業大廈淨估值盈餘約港幣0.21億元（二零零六年：港幣0.14億元）已不包括在其業績中。
2. 食品加工及經銷業務的業績不包括出售聯營公司所得淨利約港幣0.60億元（二零零六年：無）。
3. 主要由紡織業務所持有之工業大廈淨估值盈餘約港幣0.12億元（二零零六年：港幣2百萬元）及出售聯營公司淨利約港幣0.1億元（二零零六年，無）已不包括在其業績中。
4. 投資物業業務的業績不包括金額合共約港幣4.08億元（二零零六年，港幣4.32億元）的淨估值盈餘及出售若干非核心投資物業所得淨利。
5. 於二零零七年六月底，本集團已完成出售其石油及相關產品經銷業務之全部權益並獲取約港幣24億元溢利。該溢利已於石油及相關產品經銷業務的業績中扣除。二零零六年石油及相關產品經銷業務的業績不包括出售一項投資所得淨利及淨估值盈餘合共港幣4.83億元。

Notes:

1. Net valuation surplus of approximately HK$21 million (2006: HK$14 million) arising mainly from industrial building held by the Retail division has been excluded from its results.
2. Net gain on disposal of associates amounting to approximately HK$60 million (2006: Nil) has been excluded from the results of Food Processing and Distribution division.
3. Net valuation surplus of approximately HK$12 million (2006: HK$2 million) arising mainly from industrial building held by the Textile division and a gain on disposal of an associate amounting to approximately HK$10 million (2006: Nil) have been excluded from its results.
4. Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$408 million (2006: HK$432 million) have been excluded from the results of the Investment Property division.
5. The disposal of the Group's 100% equity interest in the Petroleum and Related Products Distribution business was completed at the end of June 2007 with a total gain of approximately HK$2.4 billion. The gain was excluded from the result of the division. Net gain on disposal of an investment and net valuation surplus with an aggregate amount of HK$483 million had been excluded from the 2006 results.

二零零七年里程碑
MILESTONES IN 2007

三月 MAR

- 完成收購安徽聖力釀酒有限公司90%權益。
  The acquisition of a 90% interest in Anhui Shengli Brewery Company Limited was completed.
- 完成收購內蒙古巴特罕酒業股份有限公司100%權益。
  The acquisition of a 100% interest in Inner Mongolia Batehan Brewery Company Limited was completed.

四月 APR

- 完成收購藍劍（集團）有限責任公司。
  The acquisition of Blue Sword (Group) Company Limited was completed.

六月 JUN

- 完成出售香港石油業務，並於翌月宣派特別股息每股港幣0.60元。
  The disposal of the petroleum operation in Hong Kong was completed and a special dividend of HK$0.60 per share was declared in the following month.
- 獲《亞洲企業管治》雜誌評選為「亞洲最佳企業管治公司」之一。
  The Group was commended as one of Asia's Best Companies for Corporate Governance by Corporate Governance Asia.



十月 OCT

- 杭州聯合肉類集團有限公司成為本集團控股65%的附屬公司。
  Hangzhou United Meat Group Company Limited became a 65% subsidiary of the Group.

十一月 NOV

- 與銀團簽訂港幣32億元循環信貸／定期貸款協議。
  The Group entered into a HK$3.2 billion revolving credit/ term loan facility agreement with a syndicate of banks.



- 獲《財資》雜誌評選為「中國最佳企業管治公司」之一。
The Group was named as one of the "Best in Corporate Governance, China" by The Asset.

- 進行環球路演，重點推介旗下超市、飲品及食品業務。
A global roadshow highlighting our supermarket, beverage and food businesses was conducted.

五月
MAY

- 純淨水業務成為本集團全資擁有業務。
The purified water operation became wholly-owned by the Group.

九月
SEP

- 旗下新業態便利店Vango在深圳開幕。
Vango, a new convenience store format, was opened in Shenzhen.


VanGO
open24hours

十二月
DEC


雪花

- 「雪花」啤酒銷量突破5,000,000千升，晉身全球領先啤酒品牌之列。
With a sales volume exceeding 5 million kiloliters, "SNOW" became one of the leading beer brands in the world.

末期業績

在中港經濟蓬勃增長的有利環境下，本集團努力拓展核心消費業務，並實現非核心資產價值，令二零零七年的業績再創新高。截至二零零七年十二月三十一日止年度，本公司股東應佔本集團綜合溢利約為港幣49.61億元，較二零零六年度增加78.7%，突破集團上市以來新高。每股盈利按加權平均基準計算達港幣2.09元，對比二零零六年港幣1.19元，同樣創出新高。

二零零七年六月，本集團完成出售非核心香港石油經銷業務的全部權益，錄得收益港幣23.99億元。剔除已終止石油及相關產品經銷業務的營業額貢獻，本集團截至二零零七年十二月三十一日止年度的綜合營業額約港幣515.13億元，比前年度增加27.7%。

核心消費業務表現強勁，足以抵銷出售業務對盈利的影響，若剔除投資物業重估及重大出售事項的除稅後影響，在核心消費業務增長50.6%的拉動下，截至二零零七年十二月三十一日止年度的本公司股東應佔本集團基礎綜合溢利應增加11.2%。

股息

董事會建議於二零零八年六月十三日或前後，向二零零八年五月二十六日名列本公司股東名冊的股東派發二零零七年度末期股息，每股港幣0.30元（二零零六年：每股港幣0.26元）。不計算特別股息，連同中期股息每股港幣0.15元，二零零七年度的派息總額將達每股港幣0.45元（二零零六年：每股港幣0.40元），較二零零六年增加13%。本集團出售在香港及中國內地的石油及相關產品經銷業務後，於二零零七年八月及二零零六年十二月，分別就此派發特別股息每股港幣0.60元及每股港幣1元。

Final Results

With the flourishing economy in the Chinese Mainland and Hong Kong, reinforced by the Group's parallel efforts to expand core consumer businesses and realize the value of non-core assets, the Group reported another record year in 2007. The Group's consolidated profit attributable to the Company's shareholders for the year ended 31 December 2007 amounted to approximately HK$4,961 million, representing an increase of 78.7% over that of 2006, the highest since our listing. Earnings per share, on a weighted average basis, was HK$2.09, also a new high, compared to HK$1.19 in 2006.

The disposal of the entire interest in the Group's non-core petroleum distribution operation in Hong Kong was completed in June 2007 and generated a gain of HK$2,399 million. Excluding the turnover contribution of the discontinued operation in petroleum and related products distribution, the Group's consolidated turnover for the year ended 31 December 2007 amounted to approximately HK$51,513 million, representing an increase of 27.7% from the previous year.

The strong performance of core consumer-related businesses had compensated for the loss in profit contribution from this divested operation. Excluding the after-tax effect of revaluation of investment properties and major disposals, the Group's underlying consolidated profit attributable to the Company's shareholders would have increased by 11.2% for the year ended 31 December 2007 driven by the 50.6% growth of the core consumer-related businesses.

Dividends

The Board recommends a final dividend of HK$0.30 per share for 2007 (2006: HK$0.26 per share) payable on or about 13 June 2008 to shareholders whose names appear on the Register of Members of the Company on 26 May 2008. Together with the interim dividend of HK$0.15 per share, the total distribution for 2007 will amount to HK$0.45 per share (2006: HK$0.40 per share). This represents an increase of 13% over 2006, excluding the payment of special dividends. Special dividends of HK$0.60 per share and HK$1 per share were paid in August 2007 and December 2006 respectively in respect of the sequential disposals of the Group's petroleum and related products distribution operations in Hong Kong and the Chinese Mainland.

暫停辦理股份過戶登記手續

本公司將由二零零八年五月二十六日至二零零八年五月二十九日（包括首尾兩天）暫停辦理股份過戶登記手續。為符合獲派末期股息的資格，所有填妥的過戶表格連同有關股票，最遲須於二零零八年五月二十三日下午四時三十分前送達本公司的股份過戶處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

Closure of Register

The Register of Members will be closed from 26 May 2008 to 29 May 2008, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Tricor Standard Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 23 May 2008.

策略施行

企業策略

為實現成為中國最大規模消費企業的目標，本集團不斷投資於核心消費業務，務求擴大市場佔有率、提升競爭力，並為未來增長奠定基礎。截至二零零七年十二月三十一日止年度，本集團的資本開支接近港幣100億元，較二零零六年增長1.5倍，大部份用於飲品及零售業務。年內完成的主要收購包括位於四川啤酒業務的餘下少數權益、以及分別位於遼寧、安徽、湖南、貴州及內蒙古自治區的七家啤酒廠。此外，本集團亦有投資興建新啤酒廠，並對現有啤酒廠進行改造以提升產能。去年在超市業務方面的資本開支，主要用於開設新店和購置店址物業，年內共開設約230家超市分店。食品業務方面，我們擴充了遠洋捕撈船隊，並在杭州收購了一家肉類加工公司。

Strategy Implementation

Corporate Strategy

To accomplish its objective of becoming the largest consumer company in China, the Group has been investing in the core consumer businesses to enhance market position, improve competitiveness and develop platform for future growth. For the year ended 31 December 2007, the Group incurred nearly HK$10 billion on capital expenditure, 1.5 times more than that of 2006, with a majority on beverage and retail businesses. Major acquisitions during the year included the residual minority interest in the brewery operations in Sichuan Province and seven breweries in Liaoning Province, Anhui Province, Hunan Province, Guizhou Province as well as the Inner Mongolia Autonomous Region. In addition, there were investments in the greenfield breweries under construction and existing breweries under renovation for capacity upgrade. The capital expenditure on our supermarket operation last year was mainly for new store opening and purchase of store properties. A total of approximately 230 supermarket stores were opened during the year. Our food business also upgraded its marine fishing fleet and added a meat processing company in Hangzhou.

與此同時，本集團繼續出售與核心業務組合無關或缺乏群聚效應的業務或資產。去年六月，我們以港幣40億元，出售香港的石油經銷業務，錄得收益港幣23.99億元，石油及相關產品經銷業務的出售至此全部完成。

Concurrently, the Group has been divesting businesses or assets which are outside our core portfolio or which lack critical mass. Last year, the petroleum distribution operation in Hong Kong was divested in June for HK$4,000 million and generated a gain of HK$2,399 million. This completed the disposal of the entire petroleum and related products distribution business.

本集團實施以零售帶動經銷的策略，繼續取得滿意進展。本集團的食品、飲品及紡織業務開始成為超市業務供應鏈的一部份，尤其食品業務，向來為本集團的香港超市供應鮮肉、蔬菜、食米和其他食物產品，目前是其最大供應商之一。本集團旗下行銷全國的「雪花」啤酒，經銷網絡亦遍佈本集團的內地超市。

The Group is also making satisfactory progress in the implementation of our retail-led distribution strategy. The Group's food, beverage and textile businesses have started to form part of the supply chain for our supermarket operation. In particular, the food business, which has a long history of supplying fresh meat, vegetables, rice and other food products to our supermarkets in Hong Kong, is currently one of their largest suppliers. "SNOW", our national brand for beer, is also sold extensively in our mainland supermarkets.

本集團亦正不斷加快於中國內地的投資。於回顧年度期間，內地業務分別約佔本集團整體營業額及稅前溢利66.7%及31.3%，而截至二零零六年十二月三十一日止年度則分別佔59.3%及41.4%。中國內地除稅前溢利比重下降，主要因為本集團出售香港非核心石油經銷業務所產生的收益扭曲了香港業務所佔比重。

The Group has also been accelerating its investments in the Chinese Mainland. For the year under review, about 66.7% of turnover and 31.3% of profit before tax was from the mainland, compared with 59.3% and 41.4% respectively in the year ended 31 December 2006. The reduction in significance of pre-tax profit from the Chinese Mainland was mainly due to the distortion caused by the gain from the divestment of non-core petroleum distribution operation in Hong Kong.

營業額地區分佈
Turnover by geographic region


百份比 Percentage (%)
100
80
60
40
20
0
55.9%
59.3%
66.7%
38.9%
35.8%
27.9%
5.2%
4.9%
5.4%
2005
2006
2007

除稅前溢利地區分佈
Profit before tax by geographic region


百份比 Percentage (%)
100
80
60
40
20
0
40.6%
41.4%
31.3%
59.6%
56.0%
67.3%
-0.2%
2.6%
1.4%
2005
2006
2007
中國內地
Chinese Mainland
香港
Hong Kong
其他
Others

業務策略

面對中國內地消費市場的種種機遇，本集團仍秉承爭取地區領導地位的原則，冀在目標地區迅速實現規模效益。我們也建立了在日常營運中注重成本效益的內部文化，既要監控成本，也要提高生產力。具體措施包括中央採購、精簡管理職能、加強與供應商的關係等。

Business Strategy

Whilst the mainland consumer market is full of opportunities, the Group adheres to an overall principle of district dominance so that economies of scale can be achieved swiftly in the targeted district. A culture on cost efficiency in daily operation, looking for concurrent cost control and productivity enhancement, has also been promulgated internally. Effective means include centralized procurement, streamlining management functions as well as strengthening supplier relationship.

在競爭日趨激烈的內地消費市場，以品牌建立產品獨特之處尤為重要。我們的啤酒業務，以行銷全國的「雪花」品牌掛帥，以其他地區及本土品牌為輔。「雪花」品牌目標消費群為年輕人，以「勇闖天涯」作為營銷推廣的主題。超市業務方面，本集團宣傳在中國內地市場的領先地位，並致力透過積極加強服務及引進革新店舖業態，樹立卓越的零售連鎖集團形象。食品業務的「五豐」優質食品品牌，包括優質鮮肉及綜合食品，其品牌形象早已深入民心，產品在市場內具價格優勢。

Differentiation via branding is crucial in the highly competitive mainland consumer market. Our brewery business is developing "SNOW" as a national brand complemented by other district and local brands. "SNOW" targets the younger generation, with marketing theme associated with "great expedition". On the other hand, our supermarket operation promotes its leading presence in the Chinese Mainland and the image of a distinguished retailing chain via enhanced service and store format innovation. The "Ng Fung" brand of high quality food, including fresh meat and general food items, has been well established by our food business, commanding a price premium in the market.

此外，超市業務旗下的大型超市提高檔次，不斷優化產品結構及陳列模式，推出更多時尚高檔產品。我們加入部份百貨店特徵，引進經營服裝、時尚產品及食品的特約租戶。飲品業務方面進行分銷渠道的革新，以便進一步提升分銷效率。食品業務透過分別位於上海、深圳及杭州的項目，積極開拓內地鮮肉市場，爭取業務增長。紡織業務專注於生產特色產品，包括MAKO紗線、牛仔消閒服和尼龍絲等。隨着技術改造計劃完成，高端紗線及布料產品的比例將逐漸提高。

Besides, the hypermarket of our supermarket operation has adopted a trade up strategy by improving its merchandise mix and layout as well as adding more fashionable and higher end products. Taking some attributes of a department store, complementary tenants in apparel, lifestyle and food are introduced. Our beverage business has been reforming its distribution channels to enhance distribution efficiency. Our food business is exploiting the mainland fresh meat market for growth with three projects in Shanghai, Shenzhen and Hangzhou. Our textile business focuses on the niche products, including MAKO yarns, denim casual wears and nylon textured yarns. A gradual increase is expected in the value-added yarn and fabric products following its technology upgrade program.

消費者的需求日益提高，除了追求相宜的價格，還着重質量與個人品味。我們採取持續改造模式，不斷提升核心競爭力。經過三年來不斷精益求精，高檔時尚超市Olé已趨向成熟，對消費力較強的顧客有很大的吸引力。本集團也在深圳和香港開設了嶄新的「Vango」便利店。在香港，中藝加強發展自有品牌，包括「天工閣」服裝及「天藝廊」手工藝品，並開設了一家以年輕人為對象的首飾專門店。

Consumer demand is increasingly complex pursuing not just price competitiveness but also quality and personal touch. We pursue an ongoing re-modeling exercise so as to improve core competence. After three years of refinement, the high-end lifestyle supermarket stores, Olé, is now more mature. This format has strong appeal to upscale shoppers. The Group has also piloted the convenience store "Vango" in Shenzhen and Hong Kong. In Hong Kong, Chinese Arts & Crafts 中藝 has strengthened its private labels – Artistic Palace 天工閣 in apparels and Home Art 天藝廊 in handicrafts. A specialty jewelry store targeting the younger generation has also been opened.

經營環境

內地消費市場雖然仍然高度分散但發展迅速。二零零七年中國內地零售銷售額約為人民幣89,210億元，同比增長16.8%。

Operating Environment

The mainland consumer market continues to develop rapidly although it is still fragmented. In 2007, retail sales in the Chinese Mainland increased by 16.8% to about RMB8,921 billion.

去年內地啤酒市場保持蓬勃增長，總產量估計達39,300,000千升，增長13.8%，對比二零零六年增長12.7%。二零零七年，本集團的啤酒業務取得約18%市場佔有率，而前三位啤酒商所佔的市場份額約為41%，二零零六年及二零零五年所佔比重分別為39%及36%。

Last year, the growth of the mainland brewery market remained robust with total production volume increased by 13.8% to 39.3 million kiloliters. This is to be compared with 12.7% in 2006. In 2007, the Group's brewery operation enjoyed a market share of about 18% whereas the top three players accounted for approximately 41% of the market, compared with 39% in 2006 and 36% in 2005.

二零零七年中國內地綿紗及布料的產量分別較上年度增長15.9%及15.1%。本集團轉攻高檔產品市場的目標不變，繼續致力於推行技術改造計劃，調整產品組合，逐步以優質高檔綿紗取代低檔綿紗及布料。在此過渡調整期間，本集團的紗線產量較二零零六年增加13.4%，布料產量則減少13.1%。

In 2007, the production of cotton yarns and fabrics in the Chinese Mainland increased by 15.9% and 15.1% over the previous year respectively. Our focus on technology upgrade and rationalizing products with the aim to produce more upmarket products remains unchanged. Quality high-end yarns are gradually replacing low-end yarns and fabrics in our product mix. During this adjustment process, our yarns production increased by 13.4% and fabrics production decreased by 13.1% over 2006.

隨着可支配收入的上升和生活水平的提高，優質食品的開支佔家庭收入的比例將會增加。然而，中國內地去年爆發豬隻傳染病，加上飼料價格上漲，對豬農業務造成打擊。加上中國經濟日漸富裕及周期性供應短缺等因素，使中國內地豬肉行業出現萎縮，二零零七年估計豬肉消耗量減少約9%，豬肉零售價急升。

As disposable incomes rise and living standards improve, the proportion of household earnings on good quality food will increase. However, pig farms in the Chinese Mainland were disrupted last year by a severe disease outbreak among hogs and higher feed prices. Coupled with growing affluence of the Chinese economy and the cyclical supply shortage, the mainland pork industry suffered from a contraction, leading to an estimated decrease of approximately 9% in consumption in 2007 and a sharp rise in retail pork prices.

香港經濟去年持續改善，本地消費信心日漸增強，旅遊業持續暢旺，帶動零售額上升12.8%。二零零七年超市和百貨店的銷售額分別較上年度增加5.9%及12.7%。鮮肉消耗量方面，二零零七年的進口和本產活豬牛數量分別約達1,767,000頭及41,000頭，較二零零六年分別減少11%。牲畜供應的減少，刺激了速凍豬牛肉需求去年上升6%，約達205,000噸。

The Hong Kong economy further strengthened last year. Retail sales increased by 12.8% alongside rising domestic consumer confidence and buoyant tourism. Supermarket sales and department store sales increased by 5.9% and 12.7% respectively in 2007 over the previous year. For fresh meat consumption, imported and locally produced live pigs and cattle amounted to about 1,767,000 heads and 41,000 heads respectively in 2007. This represents a decline of 11% for both when compared to 2006. The reduction in supply of livestock had stimulated the demand for frozen pork and beef, which rose by 6% to a total of about 205,000 tonnes last year.



（由左至右）：
(from left to right) :
宋林
Song Lin
陳樹林
Chen Shulin



（由左至右）：
(from left to right) :
王群
Wang Qun
劉百成
Lau Pak Shing
鄺文謙
Kwong Man Him

企業管治

董事會深悉，本集團如要持續取得優異業績，必須保持良好的企業管治，誠信守法，一切業務經營均奉行最高問責標準，滿足股東及其他利益群體對本集團的合理期望。

透明度和及時披露信息乃本集團企業管治架構的兩大關鍵元素。我們提供充分、準確與適時的信息，讓公眾對本集團的業務進行有效的監察，從而加強本集團的問責性。自二零零二年十一月起，本集團已經開始自願公佈季度財務及業務回顧，是恆生指數成份股當中首家自願公佈季度業績的綜合企業，遠早於香港聯合交易所將此列為主板上市發行人的建議最佳應用守則。

Corporate Governance

The Board recognizes the importance of good corporate governance for the continued success of the Group's business and in meeting the reasonable expectation of its shareholders and other stakeholders that the Group conducts all business activities with the highest standards of responsibility, integrity and compliance with all laws.

Transparency and information disclosure are two key elements of the Group's corporate governance framework as access to adequate, accurate and timely information enables the proper monitoring of the conduct of its business, thereby enhancing accountability. Since November 2002, the Group has been producing quarterly financial and operational review on a voluntary basis. It is the first conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange made it a recommended best practice for main board listed issuers.



（由左至右）：
(from left to right) :
閻飆
Yan Biao
蔣偉
Jiang Wei
王帥廷
Wang Shuaiting
李福祚
Li Fuzuo
杜文民
Du Wenmin



（由左至右）：
(from left to right) :
陳普芬
Chan Po Fun, Peter
黃大寧
Houang Tai Ninh
李家祥
Li Ka Cheung, Eric
鄭慕智
Cheng Mo Chi
陳智思
Chan Bernard Charnwut
蕭炯柱
Siu Kwing Chue, Gordon

本集團一直致力保持良好企業管治，在這方面的努力近年廣受稱許，二零零七年獲得以下殊榮：

- 獲《財資》雜誌評選為「中國最佳企業管治公司」之一；
- 在《亞洲企業管治》雜誌舉辦的「二零零七年表揚頒獎－亞洲最佳企業管治公司」中被評選為得獎者之一；
- 獲《亞洲金融》雜誌評選為中國最佳企業管治公司及最佳投資者關係公司之一；以及
- 獲《經濟一週》雜誌評選為香港傑出藍籌企業之一。

The Board has a long-standing commitment to good corporate governance practices and its efforts in pursuing this undertaking has been consistently recognized in recent years. In 2007, the Group received the following accolades:

- it was named as one of the "Best in Corporate Governance, China" by The Asset;
- it was selected as one of the recipients of the "Recognition Awards 2007 – Asia's Best Companies for Corporate Governance" by Corporate Governance Asia;
- it was rated one of the companies with the best corporate governance and best investor relations in China by FinanceAsia; and
- it was named one of the outstanding enterprises among blue-chip companies in Hong Kong by the Economic Digest.

董事會相信，行之有效的企業管治架構，是本集團保持良好業績的必要元素，因此本集團將繼續堅持貫徹執行，以落實企業管治為優先要務。

The Board believes that an effective corporate governance framework is essential to the Group's sustained performance and upholding it will continue to be a high priority at the Company.

內部監控

董事會負責建立及有效地執行本集團的內部監控制度，以確保達成企業目標、業務運作暢順、資產和利益群體權益獲得保障、以及財務報表準確可靠。本集團採用之監控架構與美國Committee of Sponsoring Organizations of the Treadway Commission及香港會計師公會建議的監控架構一致，作為本集團的內部監控制度標準，以及本集團公司的最佳常規。

Internal Control

The Board is responsible for the development and effective implementation of the Group's systems of internal control to ensure the accomplishment of corporate goals, smooth running of the operations, assets and stakeholders' interest are safeguarded as well as reliability of financial statements. The Group adopts the control frameworks outlined by both the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the United States and the Hong Kong Institute of Certified Public Accountants as our standards in establishing control systems and the best practice among our group companies.

董事會定期對本集團的內部監控制度作出檢討。截至二零零七年十二月三十一日止年度，董事會已檢討本集團的現行內部監控制度，並信納制度行之有效。有關本集團內部監控制度的詳情，載於本年報內的企業管治報告。

The Board conducts regular review of the Group's internal control system. For the year ended 31 December 2007, the Board has reviewed and is satisfied with the effectiveness of the Group's current internal control system in place. A detailed elaboration of the Group's internal control system is set out in full in the Corporate Governance Report of this Annual Report.

投資者關係

本集團相信，投資界如能充分掌握本集團的最新策略和業務發展，將有助於股東和準投資者恰當地評估本公司的價值，加強投資者對我們的信心。因此，我們建立了投資者、高級管理層與營運管理層之間的三方溝通渠道，謀求與投資者、分析員保持積極、開放與持續的溝通。

Investor Relations

We believe keeping the investment community fully informed of the Group's latest strategies and business developments encourages shareholders and potential investors to properly assess the Company's value and boosts investor confidence. To this end we seek to have an active, open and ongoing dialogue with investors and analysts and has implemented a tripartite communication system among investors, senior management and operational management.

本集團以多樣化的方式與投資界接觸聯繫。年內,我們按例進行年度環球路演,重點是介紹本集團旗下的超市、飲品及食品業務。有關業務的主管人員亦聯同總部高級管理層一起參加路演,造訪歐洲、美國及亞洲的機構投資者。此外,我們為分析員和基金經理舉行公司開放日,在為期三日的考察行程中,率領參加者參觀陝西省的超市及本集團四川省的啤酒業務。二零零七年,高層管理人員聯同來自不同業務單位的主管人員出席約240次的商務會議,包括單獨面談、實地考察、午餐講座及金融機構安排的會議等,總共會見超過1,300名分析員和基金經理。

We take a multifaceted approach to reach out to the investment community. During the year, we continued our practice to conduct an annual global roadshow and the focus was on the supermarket, beverage and food businesses. Senior management of the headquarters together with chief executives from the businesses met with institutional investors in Europe, the United States and Asia. In addition, we hosted the Corporate Day for analysts and fund managers. During the three-day tour, the Company led the participants to visit the supermarkets in Shaanxi Province and our brewery operations in Sichuan Province. In 2007, top management along with senior management of different business units met with over 1,300 analysts and fund managers in about 240 meetings including one-on-one meetings, site visits, luncheons as well as conferences arranged by financial institutions.

股價表現

二零零七年華創的股價上升至港幣33.50元,升幅達49.9%,較恒生指數的升幅高出7.6%。年內,股價於二零零七年十月十一日收市報港幣35.65元,創下亞洲金融危機以來的新高,而全年最低收市價則為港幣19.76元。年內華創的市值亦增至港幣798.89億元,升幅達51.6%。

Share Performance

CRE's share price rose 49.9% to HK$33.50 in 2007, outperforming the Hang Seng Index by 7.6%. During the year, its daily closing share price hit a post-Asian financial crisis high of HK$35.65 on 11 October 2007. The lowest closing price was HK$19.76. CRE's market capitalization also grew 51.6% to HK$79,889 million in the year.

華潤創業由二零零三至二零零七年的年終收市價及市值
Year-end closing price and market capitalization of CRE for 2003-2007


港幣 HK$
港幣百萬元 HK$ million
35
30
25
20
15
10
5
0
90,000
75,000
60,000
45,000
30,000
15,000
0
9.05
12.15
13.85
22.35
33.50
79,889
18,912
25,795
30,933
52,711
2003
2004
2005
2006
2007
收市價
Closing price (圖左 LHS)
市值
Market capitalization (圖右 RHS)

資料來源:彭博及本公司提供資料
Source: Bloomberg and company data

派息比率

本集團一向以逐步改善基本現金股息分派比率為目標，並且一直盡力付諸實踐。本集團派發基本現金股息的準則，是要在公司盈利增長帶來的現金與促進未來溢利增長所需的現金之間取得平衡。此外，在特殊情況下，也會考慮派發特別股息，但需視乎當時財務狀況、資金需求和市場環境而定。二零零七年，本集團出售香港石油經銷

Dividend Payout Ratio

The Group has long had a goal of gradually improving its basic cash dividend payout ratio and has continuously delivered upon this goal. We plan to pay basic cash dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. In addition, special dividends would be considered for exceptional events, subject to the prevailing financial position, funding needs and market environment. In 2007, a special

二零零三至二零零七年每股盈利及每股股息
Earnings and dividend per share for 2003-2007


港幣 HK$
2.4
2.0
1.6
1.2
0.8
0.4
0
0.69
Note
0.24
0.70
0.27
1.02
0.38
1.19
1.40
1.00
0.40
2.09
1.05
0.60
0.45
2003
2004
2005
2006
2007
每股盈利
Earnings per share
每股中期及末期股息
Interim and final dividend per share
每股特別股息
Special dividend per share

附註：
Note
二零零三年進行特別實物分派，每十股本公司股份派發一股華潤水泥控股有限公司股份。
A special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed in 2003.

二零零三至二零零七年基本現金股息分派比率
Basic cash dividend payout ratio for 2003-2007


百份比 Percentage (%)
50
40
30
20
10
0
34.3
35.8
39.2
41.1
41.9
2003(1)
2004(2)
2005
2006(1)(3)
2007(1)(4)

附註：Notes
(1) 附表並不包括於二零零三年以分派實物方式每十股本公司股份派發一股華潤水泥控股有限公司股份、二零零六年派發特別現金股息每股港幣1元、以及二零零七年派發特別現金股息每股港幣0.6元。
The chart has excluded the distribution of special dividends of one share in China Resources Cement Holdings Limited for every ten shares of the Company in 2003 in specie, HK$1 per share in cash in 2006 and HK$0.6 per share in cash in 2007.
(2) 根據二零零四年年報所列之股東應佔溢利計算。二零零四年股東應佔溢利經以前年度調整而重列後，現金股息分派比率會重列為38.8%。
Calculation is based on profit attributable to shareholders as reported in the annual report of 2004. Taken into account of prior year adjustments with the profit attributable to shareholders of 2004 restated, the payout ratio shall be restated to 38.8%.
(3) 計算基於股東應佔溢利減去管道燃氣及化工經銷業務的出售收益。
Calculation is based on profit attributable to shareholders less the disposal gain of the piped gas and chemical distribution businesses.
(4) 計算基於股東應佔溢利減去香港的石油經銷業務的出售收益。
Calculation is based on profit attributable to shareholders less the disposal gain of the petroleum distribution business in Hong Kong.

業務，為此派發特別現金股息每股港幣0.6元。過去五年，本集團亦曾就處理建材業務，以及中國內地的管道燃氣和化工經銷業務等非核心資產，於二零零三及二零零六年派發特別股息。

cash dividend of HK$0.6 per share was paid following the disposal of the Group's petroleum distribution operation in Hong Kong. Over the past five years, special dividends were also distributed in 2003 and 2006 during which the non-core assets in building materials and piped gas and chemical distribution operations in the Chinese Mainland were divested.

股東回報總額

隨着逐步將業務焦點轉向消費行業、業績表現強勁及良好企業管治水平，過去五年，華創股份按股價升幅及將股息再投資計算，股東回報總額達506.0%，遠高於恒生指數及恒生工商分類指數的幅度。二零零七年度的股東回報總額為54.8%，而恒生指數及恒生工商分類指數的平均幅度則分別為43.2%及59.6%。

Total Shareholder Return

With the gradual re-alignment of our business focus on the consumer sector, robust operating performance and good corporate governance practices, CRE's shares achieved a total return for shareholders of 506.0% over the past five years, as measured by share price appreciation and reinvested dividend. This is considerably higher than that of the Hang Seng Index and the Hang Seng Commerce & Industry Index. For the year 2007, the total return for shareholders was 54.8%, compared to the average 43.2% of the Hang Seng Index and 59.6% of the Hang Seng Commerce & Industry Index.

二零零三至二零零七年華潤創業股東回報總額相對大市指數的表現
Total shareholder return of CRE relative to market indices for 2003-2007


百份比 Percentage (%)
600
500
400
300
200
100
0
-100
506.0%
374.2%
256.8%
03年1月 Jan-03
04年1月 Jan-04
05年1月 Jan-05
06年1月 Jan-06
07年1月 Jan-07
華潤創業 CRE
恒生指數 Hang Seng Index
恒生工商分類指數 Hang Seng Commerce & Industry Index
資料來源：彭博
Source: Bloomberg

前景

二零零七年，本集團業績再創新高，反映本集團向純消費業務轉型已取得重大進展。隨着退出石油業務的過程完成，本集團將集中資源投入核心業務，今後爭取更加穩固可觀的增長。

本集團在中國內地的超市業務，初期開展規模不大，但至今已逐步在中國內地的重點地區取得主導性的市場佔有率，盈利相應提升。本集團着重

Prospects

In 2007, the Group once again achieved record results, underlining the tremendous progress of our transformation into a focused consumer play. With the exit from the petroleum business now completed, the Group will devote all resources to the core businesses for solid future growth.

Beginning with a modest presence, our supermarket operation has gradually built up a leading market share in the targeted districts of the Chinese Mainland, and profitability has increased accordingly. To push

同店增長、成本效益、以及與供應商之夥伴關係，藉以提升業務表現，迄今成績令人鼓舞。去年，同店增長達9.5%，創近年新高，利潤率亦進一步擴大。本年的主要任務將為精簡營運、落實執行全國供應商合約及統一分店業態，以保持增長動力。

business performance, we emphasize same store growth, cost efficiency and supplier relationship; and the results have been encouraging. Last year's same store growth of 9.5% was indeed the highest in recent years and margins improved further. To maintain this momentum, the major tasks for this year will be operational streamlining, execution of national supplier contracts and store format standardization.

隨着內地家庭收入提高、城市化進程加快、主要啤酒商的產品促銷活動日增，內地人均啤酒年銷耗量十年間倍增，二零零七年約達30公升。為抓緊市場機遇，本集團一直通過對外收購、新廠投資和擴能改造，審慎推進擴張策略。行銷全國的「雪花」品牌銷量增加68.6%，拉動本集團啤酒銷量於去年錄得30.7%增長，進一步鞏固本集團作為內地以銷量計算最大啤酒商和最大單一啤酒品牌持有人的市場地位。面對啤酒行業原料成本不斷上漲的壓力，本集團一方面提升採購與營運效益，另方面把部份影響轉嫁予客戶，使近年取得的重要增長得以持續。

Annual beer consumption per capita has doubled in the Chinese Mainland over the past ten years to about 30 liters in 2007 driven by the increase in household income, urbanization and marketing efforts of the major brewers. To capitalize on the market opportunities, we have been expanding in a disciplined manner via acquisitions, greenfield investments and capacity upgrade. With a 30.7% growth in sales volume last year driven by the 68.6% growth of our national brand, "SNOW", our position as the largest brewer and the owner of the single largest beer brand on the mainland in terms of sales volume has been further strengthened. While the brewing industry is facing rising input cost pressure, we have been enhancing our procurement and operational efficiency as well as passing on part of the impact to consumers. Our underlying progress in recent years will carry on.

隨着收入增加，中國消費者對食品質量與安全的要求也日漸提高。儘管豬肉價格飆升，但本集團的上海和深圳肉類加工項目去年的整體屠宰量仍錄得增長，加上杭州項目初步的溢利貢獻，使中國內地項目的溢利貢獻擴大。食品業務已在中國內地建立穩固的業務平台，以備未來在各大城市擴展。在香港，當局開放內地輸港活豬市場後，本集團開始面對更大競爭。我們將積極迎接挑戰，進一步提升供應鏈的運作效率，將「五豐」品牌打造成優質鮮肉的標誌，鞏固優質品牌的形象。憑藉完善的經營網絡及昭卓信譽，本集團將較其他對手更具競爭優勢。

As their incomes rise, Chinese consumers are demanding greater quality and safety in food. The meat processing projects in Shanghai and Shenzhen reported overall increase in slaughtering volume last year in spite of the surge in pork prices. Coupled with the initial contribution from the Hangzhou project, there was higher profit contribution from the mainland projects. Our food business has firmly established a business platform for future expansion in the major mainland cities. In Hong Kong, the opening of the market of live pig imports from the Chinese Mainland has increased competition. We will embrace the challenge by further enhancing our supply chain efficiency and developing "Ng Fung" brand as high quality fresh meat, commanding a strong premium brand image. Our network and reputation will put us in a favorable position to compete with others.

本集團的紡織業務調整策略後，專注發展競爭力較強、利潤率較高的產品，二零零七年錄得強勁復甦。儘管紡織貿易管制措施已逐漸取消，但低檔市場的競爭仍然非常激烈。有鑒於此，本集團已積極建立高端紗線及尼龍絲產品的優勢，以滿足海外市場對優質襯衫和絲襪的殷切需求。我們亦正瞄準開發以牛仔消閒服為主的成衣出口業務，也將研究進一步發展高增值的布料產品。

The Group's textile business reported strong recovery in 2007 in line with our re-positioning to concentrate on products with better competitiveness and margins. Textile trade restrictive measures are now gradually removed but lower end market remains very competitive. In view of this, we have established our niche in higher end yarn and nylon products to match strong overseas demand for high quality shirts and stockings. We are also targeting denim casual wears to lead our garment export. Measures will be considered to further enhance the value chain of fabric products.

中國內地經濟繼續快速增長，但相對於發達國家，中國的總體消費佔國內生產總值比重依然偏低，因此本集團業務實有龐大的增長空間。隨着中央政府致力刺激消費以達到均衡及可持續發展的經濟增長，消費佔經濟生產比重（相對於投資及出口）逐漸增加。香港方面，二零零七年經濟發展蓬勃，就業市場數據顯着改善，消費信心普遍增強。儘管本年度香港經濟增長預期將有所放緩，但在中港經濟進一步融合的有利因素支持下，相信仍可保持相對周邊地區較為理想的水平。

美國的經濟環境因樓市及次級按揭問題而日益下滑，並且波及全球經濟及信貸市場。儘管次按問題未來可能會進一步惡化，但中國經濟基調穩固，應可減低不利影響。中央政府採取措施遏止通脹，防止經濟過熱，但基本方向仍是保持經濟較快地穩步增長。這些因素為本集團消費業務進一步繁榮發展，創造了非常有利的條件。

致謝

本人謹代表董事會向姜智宏先生、喬世波先生、謝勝喜先生及朱丹先生表示衷心謝意。他們分別擔任本公司董事及副總經理多年，對本公司貢獻良多。此外，本人熱烈歡迎杜文民先生及李福祚先生，分別於二零零七年九月及二零零八年二月加入董事會，出任非執行董事；並祝賀陳朗先生及郭晉清女士晉升為副總經理。

在全體人員的竭誠努力下，本集團在二零零七年再創佳績，本人在此向他們表示衷心謝意，並要感謝我們的股東、客戶、業務夥伴和其他利益群體對本集團的信任與支持。

主席
宋林

香港，二零零八年三月三十一日

The Chinese economy continues to develop at a rapid pace. However, consumption's share of Gross Domestic Product ("GDP") remains low for the Chinese Mainland as compared to the developed countries, offering the Group tremendous growth opportunities. Following the central government's efforts to boost consumption for balanced and sustainable economic development, its significance is rising relative to investment and exports. Hong Kong economy was vibrant in 2007 with marked improvement in employment and consumer sentiment. Although economic growth is expected to be slower this year, it will still be a respectable level in the region backed by closer economic integration with the Chinese Mainland.

The worsening economic environment in the United States, triggered by its housing market and subprime mortgages, has created ripple effects on global economies and credit markets. Whilst the situation may deteriorate further, China is well positioned to mitigate the negative effects with sound economic fundamentals. Despite the central government's efforts to curb inflation and prevent the economy from overheating, maintaining a stable and relatively fast economic growth remains a priority. These factors present excellent opportunities for our consumer businesses to further grow and prosper.

Appreciation

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere thanks and appreciation to Mr. Keung Chi Wang, Ralph, Mr. Qiao Shibo, Mr. Xie Shengxi and Mr. Zhu Dan for their valuable contributions to the Company during their years as directors and vice president of the Company. I am extremely pleased to welcome Mr. Du Wenmin and Mr. Li Fuzuo, who joined the Board as Non-Executive Directors in September 2007 and February 2008 respectively, and to congratulate Mr. Chen Long and Ms. Guo Jinqing on their promotions to Vice Presidents.

The sterling results for the Group are only possible with the dedication and efforts of our people at all levels and I thank them sincerely for their considerable achievements in 2007. I also wish to express our utmost appreciation to our shareholders, customers, business partners and other stakeholders for the confidence and support they have shown us.

Song Lin
Chairman

Hong Kong, 31 March 2008

本集團致力追求盈利與可持續增長，因此努力保持財務實力，擴大利潤，為股東締造長遠價值，並且盡力以既能履行社會責任和環保責任、又有利於客戶、僱員及其他利益群體的方式，進行業務經營。

The Group is committed to the pursuit of profitable and sustainable growth. To achieve this, the Group strives to maintain its financial strength and optimize its profits to return long-term value to our shareholders, while at the same time conducts its businesses in a socially and environmentally responsible way in line with the interests of our customers, employees and other stakeholders.

環境

本集團旗下各業務及部門，均已制定處理業務對環境影響的計劃與措施，這些措施更不時帶來成本效益。超市業務在華南分店透過採用能源效益較佳的元件，不斷改造店內照明及空調系統，同時開始在全國分店推廣採用再造紙印刷物料。此外中國內地及香港的分店均舉辦「無膠袋日」活動，積極鼓勵顧客減少使用膠袋，而且二零零七年在香港的有關活動中籌款超過港幣130,000元。香港超市部門與其他本地零售商攜手合作，與政府訂立自願性質的協議，將購物膠袋使用量減少15%或以上，年內亦成功履行承諾。

Environment

There are programs and initiatives in place across the Group to manage the environmental impact of its operations, and in many instances cost savings are also created. Our supermarket operation has been upgrading the lighting and air-conditioning systems in its southern China stores with the use of more energy efficient components and has started to promote the use of recyclable paper for its printing materials on a nationwide basis. The operation has also actively encouraged its customers to use fewer plastic bags and participated in the "No Plastic Bag Day" program in both the Chinese Mainland and Hong Kong, and the event in Hong Kong raised more than HK$130,000 in 2007. Joining hands with other local retailers, our supermarket division in Hong Kong has entered into a voluntary agreement with the Government to reduce the use of plastic shopping bags by 15% or above, and the pledge was fulfilled last year.

本集團的飲品業務已開始採用一個既可減少蒸氣消耗、又可提高產品質量的新型煮沸系統。年內，我們新增多套污水處理設備，以符合將來各地政府要求的更高排放標準。此外，有關員工均參加有關污水處理系統的技術培訓，並成立工作委員會，有效地提升污水管理水平。

Our beverage business has started to adopt a new boiling system that can simultaneously reduce steam consumption and enhance product quality. Many sets of new wastewater treatment equipment were also added during the year in a bid to meet higher emission standards set by local governments in the future. In addition, relevant staff underwent technical training on wastewater treatment system and a working committee was also formed to effectively raise the standard of wastewater management.

食品業務的上水屠宰房及紡織業務的數家內地廠房，均取得環保管理系統ISO14001認證。上水屠房一開始就着手注重建立起環保管理體系，是香港食品製造及加工業中第一家獲此殊榮的企業；並繼續在二零零六年取得ISO14001新版認證，除在污水廢物處理、噪音強度控制和臭氣過濾質素把握等方面完全符合環保要求外，污水處理的質量更優於環保牌照的要求；其太陽能收集

The abattoir of our food business in Sheung Shui as well as a number of the manufacturing factories of our textile business in the Chinese Mainland have obtained ISO14001 certification in relation to their respective environmental management systems. The Sheung Shui abattoir has long been working on the establishment of an environmental management system. It is the first food manufacturing and processing company in Hong Kong to receive this recognition. In 2006, the abattoir continued to receive the new edition of ISO14001


热烈祝贺雪花啤酒·大学生社会体验计划启动仪式圆满成功
雪花啤酒"大学生社会体验计划启动仪式
勇闯天涯

「雪花」啤酒支持大學生有薪實習計劃。
"SNOW" supported an undergraduate paid internship program.

系統亦在節能增效方面為企業和社會帶來貢獻。在總部層面，由去年開始，股東可以通過公司網站以電子形式瀏覽公司通訊。為鼓勵股東支持環保，本公司承諾就每位選擇收取電子公司通訊的股東，捐出港幣136元作慈善用途。

certification. Our sewage and waste treatment, noise control and odor filtering level fully comply with the environmental protection requirements, among which the standard of our wastewater treatment exceeds that of the environmental protection license. Our solar energy collection system also helps raise the Company's energy efficiency and contributes to the community in terms of energy conservation. At the headquarters level, last year the Company started to allow shareholders to receive corporate communication by electronic means through its website and in order to encourage them to opt for this environmentally friendly option, the Company has offered to donate HK$136 to charitable causes for each shareholder who does so.

社區

年內，本集團以現金及實物捐助的方式，支持各類慈善活動及救災工作，並與數個慈善團體合作，鼓勵客戶與僱員參加籌款活動。我們也有動員僱員在各自所屬社區提供義工服務。

Community

During the year, the Group made donations in cash and in kind to support various charitable causes and aid disaster relief efforts, and worked with several charitable organizations to encourage its customers and employees to get involved in fund raising activities. We also mobilized our employees to provide volunteer services to the local community in which they are engaged.

本集團履行企業社會責任，並不僅限於金錢及實物的慈善捐贈。飲品業務連續第三年舉辦「雪花啤酒·勇闖天涯」活動，二零零七年的主題為探討邊遠山區農村學童的學習條件與環境，探索人

The Group's fulfillment of corporate social responsibility goes beyond philanthropic donations of money and goods. Our beverage business has been launching the "The Great Expedition with SNOW (雪花啤酒·勇闖天涯)" campaign for the third consecutive year. In 2007,


中国
雪花啤酒
勇闯天涯
远征国境线
1880
2007年舉辦的「雪花啤酒・勇闖天涯」活動。
"The Great Expedition with SNOW" campaign launched in 2007.


探索隊伍在雲南省協助興建一所附設圖書館的小學。
The expeditors helped building a primary school with a library in Yunnan Province.

員在雲南省協助興建一所附設圖書館的小學。該計劃又支持大學生有薪實習計劃，為一百位成績優異的大學四年級學生，提供在職培訓的機會。中國內地的超市業務與其他地方機構合作，協助深圳市寶安區紅十字會組織研討會等活動，宣傳二零零七年「世界捐血日」，以加強公眾對於自願性質無償捐血的認識，説明輸血的安全性與效率。二零零七年的主題是「安全血液促進母親安全」。

the focus of the campaign was to explore the learning condition and environment of students in the rural districts along the national border. The expeditors helped building a primary school with a library in Yunnan Province. This campaign also supported an undergraduate paid internship program, offering 100 students in their fourth year of study with outstanding academic results the opportunity to have on-the-job training. Our mainland supermarket operation assisted the Red Cross Society in Baoan, Shenzhen, together with other local institutions, in organizing a symposium and other activities to promote the World Blood Donor Day 2007. It aimed at increasing public awareness of voluntary non-remunerated blood donation and the safety and efficiency of blood transfusion. In 2007, the theme was "Safe Blood for Safe Motherhood".

工作場所

僱員是本集團最重要的資產，而保障僱員在工作場所的健康與安全是本集團持續順利發展的關鍵。本集團各個業務均按照本身的商業特點與所在地情況，制定職業健康安全指引與政策。同時，本集團為利益群體創優增值，謀求長期盈利增長，都以員工潛能得到適當發揮為基礎，因此我們非常重視員工培訓與發展。各業務個別提供不同類型的培訓計劃，內容包括領導才能、技術培訓、銷售與市場推廣、以及人際關係技巧等。我們相信，適當的培訓發展計劃，可提升僱員素質，加強員工團隊的穩定性。

Workplace

Employees are our most important assets and assuring their health and safety in the workplace is a key to the Group's continued success. Each of our businesses has formulated its own occupational health and safety guidelines and policies in accordance with its unique commercial and local conditions. At the same time, delivering values to our stakeholders and securing the Group's long-term profitable growth are founded on releasing the potential of our staff and thus we put great emphasis on their training and development. Individual businesses have established a wide variety of training programs covering areas such as leadership, technical, sales and marketing and interpersonal skills. We believe that the existence of appropriate nurture and development programs will boost the quality and retention rate of our employees.


vanguard
請伸援手共同救助國內災民
vanguard
多謝您的善心支持
$70
unicef

獲零售業務鼎力支持的慈善活動宣傳海報。
Posters of charity events supported by our retail division.

產品質量

本集團對供應商實施特定選聘標準，確保本集團所獲供應的產品符合標準，可安全使用。若涉及生產工序，則對整個過程進行積極監督，確保製成品符合指定質量標準。本集團的超市業務已實施多方面的措施，以管理、監察向第三方採購的產品質量。本集團的飲品業務已取得食物安全重點控制系統(HACCP)認證，反映其對食品安全的承諾。作為香港活豬的主要供應商，我們十分重視肉品的質量和安全，協助政府建立起一個嚴密的肉品追踪機制及產品回收機制，對肉品上游追溯到內地註冊豬場，下游掌握着零售環節的肉品流向；同時並加強對屠房進行嚴細管理，導入和通過HACCP管理體系認證，力求為香港做到最安全肉品的嚴格把關。

Product Quality

The Group applies specific selection criteria for suppliers to ensure that the products supplied to us are up to standard and safe for consumption. Where manufacturing is involved, its entire process is subject to vigorous supervision to make sure that the end products meet the predetermined quality standard. Our supermarket operation has implemented wide-ranging measures to manage and monitor the quality of products it sources from third parties, and our beverage business has obtained the Hazard Analysis and Critical Control Points (HACCP) certification, reflecting its commitment to food safety. As a major supplier of live pigs to Hong Kong, we attach great importance to the quality and safety of meat products. We assist the Government to establish a rigorous meat product tracing system and a product recall system, which can trace the meat products back to the upstream registered mainland pig farms and master information on product flow in the downstream retail market. At the same time, we have implemented our stringent management control of the abattoir and introduced the HACCP certified system in order to uphold the highest safety standard of meat products in Hong Kong.

供應鏈

本集團深悉，供應商的經營行為將會影響本集團的業務。我們已制定內部指引，對供應商的選聘與管理作出規定。例如，我們的中國內地超市業務已制定「供應商行為守則」，詳列供應商在遵守法紀、僱員准則、工作環境、企業公民、商品安全、知識產權、商業道德等各方面應有的標準。

Supply Chain

The Group is aware that how its suppliers conduct their businesses will impact on our operations. We have set up internal guidelines stipulating the requirements for the selection and management of suppliers. For instance, our supermarket operation in the Chinese Mainland has devised the "Code of Conduct of Suppliers", which sets out the standards in terms of legal compliance, labor practice, working condition, corporate citizenship, product safety, intellectual property rights and business ethics expected from the suppliers.

業務回顧 REVIEW OF OPERATIONS







財務回顧 FINANCIAL REVIEW

洞悉市場
BETTER INSIGHT

本集團的零售業務主要由以下三類業務模式組成：(1)超級市場及物流業務；(2)在中國內地的品牌時尚產品經銷業務及(3)其他零售店業務。

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

本集團零售業務於二零零七年的經營業績錄得令人鼓舞的改善，主要來自零售業務的持續內涵增長，以及中國內地及香港強大的經濟增長帶動。營業額及應佔溢利分別為港幣26,008,000,000元及港幣521,000,000元，較二零零六年分別增加27.4%及140.1%。

The Group's retail division showed an encouraging improvement in its operating results in 2007, mainly contributed by sustained organic growth in the retail operation and the robust economy in both the Chinese Mainland and Hong Kong. Turnover and attributable profit amounted to HK$26,008 million and HK$521 million respectively, representing an increase of 27.4% and 140.1% over 2006.

於回顧年度內，內地物價持續上漲及借貸增加，促使內地政府加强推行各種宏觀調控措施以壓抑經濟過熱，中國內地持續錄得強勁的經濟增長，二零零七年的國內生產總值增長達11.4%。人民財富改善促進購買力以提升生活水平。可支配收入的增長亦帶動零售額上升。二零零七年國內社會消費品零售總額較去年增長16.8%，同時，居民消費價格分類指數上升4.8%，尤以食品類的增幅顯著，令本集團的整體消費業務得以受惠。

For the year under review, price inflation and bank lending accelerated in the Chinese Mainland triggering further macroeconomic adjustment measures from the central government to prevent the economy from overheating. The mainland economy remained robust in 2007 with a 11.4% growth in GDP. Improvement in the people's wealth and an increase in disposable income have fuelled personal consumption and driven up the level of retail sales. A year-on-year 16.8% growth in total retail sales of consumer goods was recorded. In addition, the consumer price index increased by 4.8%, mainly due to a substantial increase in food prices. The Group's consumer businesses have thus benefited as a whole.

由於香港經濟蓬勃發展、就業市場改善及房地產市場暢旺，帶動二零零七年本地整體消費穩步增長。

With flourishing economy, improved employment market and buoyant real estate market in Hong Kong, local consumption expenditure showed steady growth in 2007.



超級市場及物流

超級市場及物流業務於二零零七年的營業額為港幣23,188,000,000元，較二零零六年增加27.5%。於二零零七年的應佔溢利為港幣363,000,000元，較二零零六年增加1.39倍。

於二零零七年十二月底，本集團在中國內地及香港共經營約2,400間店舖，其中約50.9%是直接經營，其餘則為特許經營。本業務主要以多個

零售業務營業額之明細
Breakdown of turnover of retail business


港幣百萬元
HK$ million
24,000
18,000
12,000
6,000
0
18,187
23,188
1,553
2,029
678
791
2006
2007
超級市場及物流
Supermarket and logistics
品牌時尚產品經銷
Brand-fashion distribution
其他零售店
Other retail stores

Supermarket and Logistics

Turnover of the supermarket and logistics operation for 2007 was HK$23,188 million, representing an increase of 27.5% over 2006. Attributable profit for 2007 amounted to HK$363 million, representing an increase of 1.39 times.

As at the end of December 2007, the Group operated a total of approximately 2,400 stores in the Chinese Mainland and Hong Kong, of which approximately 50.9% were self-operated and the rest were franchised stores. The supermarkets are mainly operated under the brands of "華潤萬家 vanguard", "華潤蘇果 CHINA RESOURCES SUGUO"

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	26,008	20,418	27%
應佔溢利	Attributable profit	521	217	140%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	1,536	1,044	47%
資本開支及新收購項目	Capital expenditure and new acquisitions	2,129	1,214	75%



品牌，包括「華潤萬家」、「華潤蘇果」及「蘇果」經營超市。店舖業態大致分為大型超市、綜合超市、標準超市，以及便利店。於去年底，有多間「Vango」便利店於深圳及香港開業。回顧年內以區域劃分的營業額貢獻，華東及華中佔58.5%，華南佔26.9%，香港佔9.8%，而華北則佔4.8%。

通過開設新店及內涵增長，使本業務於回顧年度內的營業額得以增長。本業務在多年來採取多業態組合方式及進佔地區領導地位的策略。藉着不斷實行調整產品組合以切合消費者需求、提升貨流量的措施，透過與供應商較佳的價格協商、優化店鋪經營模式、良好的供應鏈管理，嚴格成本控制措施等方面，令本業務多年來的盈利能力得以提升，並於年內更取得顯赫的業績。本年整體同店增長率達9.5%，中國內地的同店增長率更達10.2%。以區域劃分的同店增長率分別為，華東及華中8.6%，華南14.9%，香港2.2%，華北3.1%。二零零七年的未計利息、稅項、折舊及攤銷前綜合盈利(「EBITDA」)達港幣1,051,000,000元，較二零零六年增長35.9%，其中內地及香港業務EBITDA分別為港幣785,000,000元及港幣266,000,000元。

and "蘇果 SUGUO". Major store formats are hypermarket, superstore, supermarket and convenience store. Particularly, several convenience stores under the brand "Vango" were opened in Shenzhen and Hong Kong at the end of last year. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 58.5%, 26.9%, 9.8% and 4.8% of the operation's turnover for the year under review.

The turnover for the year under review increased through new store openings and organic growth. Over the years, the operation has adopted a multi-format approach and a district dominance strategy. Stock turnover has improved via enhancement of product mix, category and assortment management to cater for customer preferences as well as store and supply chain management. Coupled with better price negotiation with suppliers and stringent cost controls, profitability improved accordingly throughout the same period, and the operation continued to report remarkable result in 2007. Overall same store growth of 9.5% was recorded for the year, in particular a 10.2% increase was achieved for the Chinese Mainland. In terms of geographical segment, Eastern and Central China, Southern China, Hong Kong and Northern China respectively recorded same store growth of 8.6%, 14.9%, 2.2% and 3.1%. The consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for 2007 amounted to HK$1,051 million, representing a 35.9% growth over that of 2006. The EBITDA of the Chinese Mainland and Hong Kong operations were HK$785 million and HK$266 million respectively.

為擴大華東地區的市場分額，在寧波、紹興等地新開了一些綜合超市，這些新店在開業初期的表現不够理想，拖低了華東區的整體業績，已透過區域供應鏈的整合等措施，逐步降低採購成本。另外隨著商業地產租金的上漲，部分門店租約到期後都面臨租金成本上漲的壓力，壓縮了盈利空間。

為應對目前零售市場激烈的競爭，本集團將致力提升營運效率及於來年集中發展大型超市，並積極發掘新收購項目和開設新店的機會，以提高在目標地區的市場佔有率。

To further increase the market share in Eastern China, certain superstores were opened in Ningbo and Shaoxing, but their preliminary performance still needed improvement and has lowered the attributable profit from the Eastern China operation. The operation is making efforts to rationalize the supply chain in the regions in order to reduce purchase costs. In addition, cost pressure from escalating store rentals upon tenancy renewal will also impact its profitability.

To brave the prevailing keen competition in the retail market, the Group aims to improve operational efficiency to drive profitability and focus on the development of hypermarkets in the current year. The Group will continue to enhance existing operation, open new stores in target districts and explore acquisition opportunities in order to raise market presence in the regions.

超市業務營業額地區分佈之明細
Geographical turnover breakdown of the supermarket business



5%
10%
2007
58%
27%
5%
13%
2006
55%
27%
華東及華中
Eastern and Central China
香港
Hong Kong
華南
Southern China
華北
Northern China







品牌時尚產品經銷

品牌時尚產品經銷業務於二零零七年錄得營業額及應佔溢利分別為港幣2,029,000,000元及港幣98,000,000元，較二零零六年分別增加30.7%及276.9%。

於回顧年度內，「Esprit」品牌的營業額錄得理想增長，主要透過積極進行產品推廣、翻新店舖形象及產品設計的改善，加上經營效率提高及規模經營奏效所致。截至二零零七年十二月底，中國內地的「Esprit」品牌經銷網絡已擴展至逾840間自營及特許經營店。自營店及特許經營店的業績均表現理想，前者錄得本年同店增長率達15.2%。與此同時，二零零六年內結束個別品牌的經銷，亦有助業務盈利相對有所改善。

其他零售店

其他零售店業務於二零零七年的營業額及應佔溢利分別為港幣791,000,000元及港幣60,000,000元，較二零零六年分別增加16.7%及53.8%。於二零零七年十二月底，本集團的連鎖零售店包括5間在香港經營的中藝，以及41間在香港及中國內地經營的華潤堂。

於回顧年度內，强勁消費信心帶動零售業持續好轉，消費者對高價值及高質素的商品漸趨受落。中藝及其自有品牌的知名度提升，以及店舖陳列的創新，令首飾及工藝商品銷售增加，持續帶動中藝本年的營業額及盈利提升，並錄得整體同店營業額增長7.1%。

Brand-fashion Distribution

The brand-fashion distribution segment reported turnover and attributable profit for 2007 of HK$2,029 million and HK$98 million respectively, representing an increase of 30.7% and 276.9% over 2006.

For the year under review, the "Esprit" brand reported satisfactory growth in turnover by active product promotions, store facelift and enhanced product design, together with improved operating efficiency and economies of scale. As at the end of December 2007, the "Esprit" brand distribution network comprised over 840 self-operated and franchised stores in the Chinese Mainland. Both self-operated stores and franchised stores achieved satisfactory results with the former recording same store turnover growth of 15.2% for the year. The cessation of distributing certain brands in 2006 also partly accounted for the improvement in profitability.

Other Retail Stores

Other retail stores segment reported turnover and attributable profit for 2007 of HK$791 million and HK$60 million respectively, representing an increase of 16.7% and 53.8% over 2006. As at the end of December 2007, the Group's chain of retail stores consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 41 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

For the year under review, the retail industry was buoyant with strong consumer sentiment. Consumers became more receptive to the premium perceived value and quality products. Increasing recognition of the Chinese Arts & Crafts 中藝 brand and its private labels as well as revamped store displays contributed to the increase in sales of jewelry and arts and craft products, which has continued to support the increase in turnover and profitability of Chinese Arts & Crafts 中藝 for the year with overall same store turnover growth of 7.1%.

港人對健康日益關注，令市場對傳統中藥及保健食品的需求上升。於回顧年度內，高價值產品的銷售顯著增長，使華潤堂的營業額增加及經營業績得以提升，整體同店營業額錄得22.8%的顯著增長。儘管面對租金及勞工成本的調升構成的成本壓力，華潤堂二零零七年的整體業績得以轉虧為盈。

Rising health awareness amongst the local community has increased the market demand of traditional Chinese medicine and health food. For the year under review, the increase in sales of certain premium products delivered strong contribution to the increase in turnover and the operating margin of CR Care 華潤堂, which recorded remarkable overall same store turnover growth of 22.8%. Despite the cost pressure from escalating store rentals and labor costs, the CR Care 華潤堂 operation recorded a turnaround in profitability for 2007.

本集團超市於二零零七年十二月三十一日的地區分佈
Geographical distribution of the Group's supermarkets as at 31 December 2007



106 天津 Tianjin
1 河北 Hebei
9 河南 Henan
32 北京 Beijing
22 山東 Shandong
1,550 江蘇 Jiangsu
222 安徽 Anhui
87 浙江 Zhejiang
262 廣東 Guangdong
98 香港 Hong Kong

店舖總數 Total number of stores : **2,389**

稱心滿意
HIGHER SATISFACTION

飲品業務於二零零七年的營業額及應佔溢利分別為港幣13,304,000,000元及港幣303,000,000元，分別較二零零六年增長40.7%及74.1%。

The beverage division reported turnover and attributable profit for 2007 of HK$13,304 million and HK$303 million respectively, representing an increase of 40.7% and 74.1% over 2006.

啤酒業務

啤酒業務於二零零七年的營業額及應佔溢利分別為港幣12,345,000,000元及港幣239,000,000元，分別較二零零六年增長40.7%及57.2%。二零零七年啤酒銷量上升30.7%至約6,935,000千升，當中內涵增長達18.6%。其中行銷全國的「雪花」啤酒繼續大幅度增長，銷量達5,120,000千升，佔總銷量的73.8%，增長幅度達68.6%。銷量上升主要是內涵增長所帶動，其中以遼寧、江蘇、京津及浙江地區的銷量增長較為顯著。這有賴本集團重視「雪花」啤酒的品牌策略，通過積極的市場推廣，公司品牌整合取得顯著成效。另一方面，因國內經濟增長速度持續高漲，消費者收入增加而進一步支援了消費者對啤酒的需求。

Beer Operation

The beer operation reported turnover and attributable profit for 2007 of HK$12,345 million and HK$239 million respectively, representing an increase of 40.7% and 57.2% over 2006. The sales volume of beer in 2007 rose by 30.7% to approximately 6,935,000 kiloliters, including organic growth of 18.6%. In particular, sales volume of our national brand "SNOW" reached 5,120,000 kiloliters, representing 73.8% of the total sales volume and impressive growth of 68.6%. The increase in sales volume was mainly contributed by organic growth with a notable sales volume increase in the Liaoning, Jiangsu, Beijing/Tianjing and Zhejiang regions, driven by successful brand integration through initiatives in the "SNOW" promotion and market distribution. On the other hand, the Chinese Mainland economy continued to grow vibrantly and the increase in consumer income further boosted the market demand of beer.

於回顧年度，隨著消費者品味提升及本集團不斷改良大部份地區的產品銷售組合，使平均售價較二零零六年上升，因而抵消原材料成本上漲而導致每千升酒平均成本的上升，令整體毛利率仍能維持穩定。然而，由於部份地區仍處市場拓展初期階段，在銷售管道和提高消費者對「雪花」啤酒的認知度等方面均作出了較大的投入，令每千升啤酒的平均銷售費用上升，從而減低銷量增長對應佔溢利的貢獻。

For the year under review, the Group had further enriched product mix in most of the regions so as to cater for the increasingly demanding consumer taste. The increase in average selling price per kiloliter compensated for the increase in production cost; and overall gross profit margin remained comparable. However, considerable investment was expended on building sales distribution channels and popularity of the "SNOW" brand during preliminary market expansion in certain regions. As a result, the increase in average selling and distribution expenses per kiloliter offset the contribution of sales volume increment to profitability.


SNOW
雪花

本集團於二零零七年四月透過收購藍劍(集團)有限責任公司的全部股權，增持了14間四川省啤酒公司的38%權益和一間位於貴州的啤酒廠的100%權益，增加了四川地區對啤酒業務應佔溢利的貢獻，並抵銷了回顧年內新收購或開始營運的啤酒廠所錄得的虧損。

本集團截至二零零七年底於中國內地經營近60間啤酒廠，年產能約1,000萬千升。期望為進一步鞏固本集團的市場根基及配合現有及目標地區的擴張，本集團將分別透過收購、新建和擴大現有啤酒廠產能等方式，以增加

The Group increased the equity interest in its existing 14 brewery companies in Sichuan by 38% and a brewery factory in Guizhou by 100% through the completion of the acquisition of the entire interest in 藍劍(集團)有限責任公司 (Blue Sword (Group) Company Limited) in April 2007. The increase in attributable profit of the Sichuan region to the Group further boosted profitability of the division, offsetting the loss incurred by new breweries that were acquired or commenced operation in the year under review.

As at the end of December 2007, the Group operated nearly 60 breweries in the Chinese Mainland with an annual production capacity of approximately 10 million kiloliters. With a strategic move to

過去三年啤酒銷量
Sales volume of beer over the last three years


'000千升
'000 kiloliters
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,948
5,305
6,935
2005
2006
2007

過去三年「雪花」啤酒銷量
Sales volume of "SNOW" beer over the last three years


'000千升
'000 kiloliters
6,000
5,000
4,000
3,000
2,000
1,000
0
1,583
3,037
5,120
2005
2006
2007

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	13,304	9,455	41%
應佔溢利	Attributable profit	303	174	74%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	1,514	1,306	16%
資本開支及新收購項目	Capital expenditure and new acquisitions	6,234	1,744	257%



本集團的生產能力。於本年度內，分別完成收購安徽聖力釀酒有限公司90%權益、內蒙古巴特罕酒業股份有限公司及湖南興華啤酒有限責任公司的100%權益、遼寧鴨綠江啤酒集團有限公司80%權益，以及葫蘆島菊花啤酒有限公司和安徽皖啤釀造有限公司與啤酒業務相關的資產，產能合共約705,000千升，以進一步配合本集團於安徽、內蒙古、遼寧、湖南及臨近地區業務的發展。

reinforce the Group's market position and to supplement the operations in existing and target regions, the Group continued to expand its production capacity through acquisitions, investments in greenfield breweries and capacity upgrade of existing breweries. During the year, the Group completed the acquisition of a 90% interest in 安徽聖力釀酒有限公司 (Anhui Shengli Brewery Company Limited), a 100% interest in 內蒙古巴特罕酒業股份有限公司 (Inner Mongolia Batehan Brewery Company Limited) and 湖南興華啤酒有限責任公司 (Hunan Xinghua Brewery Company Limited), a 80% interest in 遼寧鴨綠江啤酒集團有限公司 (Liaoning Yalujiang Brewery Company Limited), and the related brewing assets in 葫蘆島菊花啤酒有限公司 (Huludao Juhua Brewery Company Limited) as well as 安徽皖啤釀造有限公司 (Anhui Wanpi Brewery Company Limited) with a total production capacity of 705,000 kiloliters to further complement its existing operations in Anhui, Inner Mongolia, Liaoning, Hunan and the nearby regions.

隨著中國內地經濟的高速增長和消費者收入水平及消費能力的提高，啤酒的市場容量預計將不斷擴大。而作為中國內地最大銷量的啤酒商，本集團將加强地域覆蓋、擴大產能，及提升營運效率，以滿足啤酒的增長需求。

As the economy of the Chinese Mainland maintains its rapid growth and domestic consumption increases, it is expected that the beer market will continue to expand. Being the largest brewer in the Chinese Mainland, the Group will strengthen its geographical coverage, increase production capacity and enhance operational efficiency so as to capitalize on the growing market demand for beer.

純淨水業務

純淨水業務於二零零七年的營業額及應佔溢利分別為港幣959,000,000元及港幣64,000,000元，分別較二零零六年增長41.0%及190.9%。其銷售產品主要為「C'estbon怡寶」純淨水。本集團已於二零零七年五月完成收購純淨水業務之少數股

Purified Water Operation

The purified water operation, with "C'estbon怡寶" purified water as its major product, reported turnover and attributable profit for 2007 of HK$959 million and HK$64 million respectively, representing an increase of 41.0% and 190.9% over 2006. The completion of the Group's acquisition of the 49% minority interest in the purified water business

東49%權益，加上營運效率的改善，令致全年應佔溢利鋭升。

in May 2007, together with the operational improvements, explained the surge in attributable profit of the year.

二零零七年純淨水整體銷量較去年上升31.0%至約1,074,000千升，其中瓶裝水增加40.8%至約615,000千升，桶裝水增加19.8%至約459,000千升。內地市場對純淨水的需求强勁。通過積極的市場推廣，「C'estbon怡寶」的品牌認知由地區性逐步提升至全國性，銷售網絡亦由廣東擴展至四川、南京及北京等地區；因而帶動銷量上升，促使整體銷售額及盈利向上。

The sales volume of purified water in 2007 rose by 31.0% to approximately 1,074,000 kiloliters, with bottle water and barrel water rose by 40.8% and 19.8% to approximately 615,000 kiloliters and 459,000 kiloliters respectively. This is a strong demand for purified water in the mainland market. Through active launch of promotional campaigns, local popularity of "C'estbon 怡寶" brand was spread nationwide. With the distribution network expanded from Guangdong to other districts including Sichuan, Nanjing and Beijing, the operation recorded satisfactory increase in sales volume as well as turnover and profitability.

展望未來，為加强本身競爭優勢，本集團將審慎地拓展新市場，尋找合適併購對象以增加市場佔有率。

Looking forward, to strengthen its competitive advantage, the Group will be prudently expanding into new markets and undertaking merger and acquisition to maintain growth in market share.

本集團啤酒廠於二零零七年十二月三十一日的地區分佈
Geographical distribution of the Group's breweries as at 31 December 2007



2 內蒙古 Inner Mongolia
甘肅 Gansu
山西 Shanxi
西藏 Tibet
四川 Sichuan
貴州 Guizhou
湖南 Hunan
黑龍江 Heilongjiang
吉林 Jilin
10 遼寧 Liaoning
北京 Beijing
天津 Tianjin
河北 Hebei
江蘇 Jiangsu
安徽 Anhui
湖北 Hubei
浙江 Zhejiang
福建 Fujian
廣東 Guangdong

啤酒廠總數 Total number of breweries : **58**

優質保證
PREMIUM QUALITY

食品加工及經銷業務於二零零七年錄得營業額及應佔溢利分別為港幣7,381,000,000元及港幣531,000,000元，較二零零六年分別增加21.2%及22.1%。剔除於本年出售非核心投資的若干股權之收益後，本業務於二零零七年的應佔溢利較去年增加8.3%。

凍肉、水產品及綜合食品業務通過加強貨源基地建設、加大新產品的市場營銷及積極拓展內地業務等活動，營業額及盈利均錄得理想增長。然而，中國內地活畜供應短缺、運費成本上升及人民幣升值均令成本持續受壓，拖低了活畜經銷業務於回顧年度內的盈利。自本年七月開放內地活豬供港，香港活豬市場的經營環境競爭加劇，以及豬隻價格波動，將會繼續為食品經銷業務的盈利能力帶來壓力。基於本集團優質鮮肉品牌的形象、相關專長優勢，以及良好的供應鏈管理作後盾下，預計仍較其他授權代理有著較佳的競爭優勢。

The food processing and distribution division reported turnover and attributable profit for 2007 of HK$7,381 million and HK$531 million respectively, representing an increase of 21.2% and 22.1% over 2006. Excluding the disposal gain of certain equity interests in non-core investment in the year, attributable profit of the division for 2007 increased by 8.3%.

Through securing supply, marketing of new products as well as expansion in the mainland market, frozen food, aquatic products and other assorted foodstuff distribution reported satisfactory growth in both turnover and attributable profit. However, cost pressure from tight supply of mainland livestock, high transportation cost and appreciation of Renminbi had lowered the attributable profit from the livestock distribution business for the year under review. The increasingly competitive environment in Hong Kong live pig market following the opening up of the mainland pig imports in July 2007 and volatile pig prices will continue to pose pressure on the profitability of the foodstuff distribution operation. Underpinned by the Group's strong premium brand image as high quality fresh meat provider, its competitive expertise and supply chain management, the operation is expected to be in a favorable position to compete with the other authorized agents.



NG FUNG BRAND
五豐行榮譽出品

於回顧年度內，遠洋捕撈及水產品加工業務縱使面對高燃料價格的影響，營業額及應佔溢利均錄得顯著增長。表現理想主要由於捕撈能力的提高令銷量大幅上升約39%及提升毛利所致。此外，業務定期實地審察捕撈船隊的燃料耗用情況，及推行節約成本措施，以達致控制生產成本。

在本業務於採購、屠宰及鮮肉生產各方面的競爭優勢支持下，本業務增加對內地肉類加工業務的投資，並主攻主要城市。於回顧年度內，深圳和上海業務均錄得滿意業績。新收購位於杭州的業務亦有助溢利得以提升。本集團於可見將來仍會繼續爭取投資內地品牌食品經銷業務的機遇。

Despite high fuel costs, the marine fishing and aquatic products processing operation reported notable growth in turnover and attributable profit for the year under review. This was mainly contributed by the approximate 39% increase in sales volume as well as a rise in gross profit margin from enhanced catching capability. Further, regular on-site review of fishing fleet fuel utilization and cost saving measures were implemented to keep the production costs under control.

Supported by its competitive edge in sourcing, slaughtering and fresh meat production, the division accelerated its investments in the mainland meat processing business targeting the major cities. Both Shenzhen and Shanghai operations reported satisfactory results for the year under review. The newly acquired Hangzhou operation also provided further profitability momentum. The Group will continue to capture investment opportunities in the branded food distribution in the Chinese Mainland in the foreseeable future.



		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	7,381	6,092	21%
應佔溢利	Attributable profit	531	435	22%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	841	703	20%
資本開支及新收購項目	Capital expenditure and new acquisitions	542	148	266%

多采多姿
MORE COLORS

紡織業務於二零零七年的營業額及應佔溢利分別為港幣4,713,000,000元及港幣144,000,000元，較二零零六年分別增加5.8%及136.1%。剔除出售聯營公司之收益及投資物業價值重估的稅後影響後，於二零零七年的應佔溢利較去年增加106.8%。

本業務於二零零七年的營業額增長，主要由於增加紗線產品的銷售所致。本集團於過往數年致力推行技術改良計劃，令較有優勢和毛利較高的高端紗線產品的生產及銷售得以增加。然而，直接材料、工資和公用費用等生產成本於年內持續上升，影響了本業務本年度的盈利能力。位於

Turnover and attributable profit of the textile division for 2007 were HK$4,713 million and HK$144 million respectively, representing an increase of 5.8% and 136.1% over 2006. Excluding the disposal gain of an associated company and the after-tax effect of revaluation of investment properties, attributable profit of the division for 2007 increased by 106.8%.

Turnover growth in 2007 for the division was mainly attributable to the increase in sales of yarn products. Through the Group's focus on technology upgrade over the past few years, the production and sales of high-end yarn products with better competitiveness and margins have increased. However, rising production costs such as direct material, labor and utility during the year affected the profitability.



江蘇省的紡織廠的業績好轉，促使棉紡業務於年內仍能改善盈利。再者，二零零六年出現一次性的員工補償，影響了當年的盈利。

Due to the turnaround in profitability of a weaving factory in Jiangsu Province, the spinning and weaving operation recorded an improvement in the operating results for the year. Moreover, the one-off worker compensation incurred in 2006 adversely affected the profitability for the same year.

然而，高員工成本及內地對環保要求的提升，將持續影響國內紡織業。務求在競爭日趨激烈之經營環境下提高競爭優勢，本業務將堅定不移地致力推進技術改良計劃，以及調整增加高檔產品比例的產品組合。

Nevertheless, high labor costs and rising alert of domestic environmental protection will continue to impact the textile industry in the Chinese Mainland. To uplift our competitive advantage under the increasingly competitive operating environment, the division's focus on technology upgrade and product mix rationalization by increasing the proportion of quality high-end products will remain unchanged.



		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	4,713	4,453	6%
應佔溢利	Attributable profit	144	61	136%
未計利息、税項、折舊及攤銷前盈利	EBITDA	461	346	33%
資本開支	Capital expenditure	746	452	65%

投資物業業務主要包括零售店舖的物業租務。本業務於二零零七年錄得營業額為港幣375,000,000元，較二零零六年增加7.4%。二零零七年的應佔溢利為港幣648,000,000元。剔除約港幣408,000,000元的稅後估值盈餘及出售非核心投資物業溢利（二零零六年：約港幣432,000,000元）後，本業務於二零零七年的應佔溢利較去年增加11.6%。

在回顧年度內的零售店舖租金升勢仍然持續。目前經濟進一步增長及訪港旅客數目持續上升，本地及旅客消費的增加令零售銷售持續受惠，並刺激零售店舖租金上升。

本業務位於尖沙咀及銅鑼灣的零售物業於回顧年度內均已全部租出，並錄得滿意的租金升幅。位於佐敦重新發展的多層式零售物業JD Mall，截至二零零八年三月的出租率已達60%，為本集團旗下零售物業組合提供進一步增長的動力。

基於在香港經營零售物業的專長，本集團物業部自二零零六年起於中國內地經營購物商場，部份樓面供本集團超市業務營運。位於江門的江門新の城商場及位於開平的新商場於現時出租情況理想。

The investment property division, which mainly comprises retail property rental segment, reported turnover for 2007 of HK$375 million, representing an increase of 7.4% over 2006. Attributable profit for 2007 amounted to HK$648 million. Excluding the after-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$408 million (2006: approximately HK$432 million), attributable profit of the division for 2007 increased by 11.6%.

Retail rentals continued to edge up during the year under review. Given the robust economy and the growing number of visitor arrivals, the increase in local and tourist spending sustained an upward trend for retail sales, which drove up retail rentals.

For the year under review, our retail properties located in Tsimshatsui and Causeway Bay were fully let out with satisfactory increment in rentals. JD Mall, the newly redeveloped multi-storey retail property at Jordan with occupancy rate reaching 60% in March 2008, provided further growth impetus to the Group's retail property segment.

Backed by the operating expertise in retail properties in Hong Kong, our property division has started its shopping mall operation in the Chinese Mainland since 2006, part of its space is for our supermarket use. The mall 江門新の城 at Jiangmen and the new shopping mall at Kaiping already recorded satisfactory occupancy rates.

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	轉變 Change (%)
營業額	Turnover	375	349	7%
應佔溢利	Attributable profit	648	647	0%
未計利息、稅項、折舊及攤銷前盈利	EBITDA	836	783	7%
資本開支	Capital expenditure	277	165	68%

業務回顧 ›› 石油及相關產品經銷
REVIEW OF OPERATIONS ›› PETROLEUM AND RELATED PRODUCTS DISTRIBUTION

本集團已於二零零七年六月完成出售所有香港石油產品經銷業務之權益。在出售本業務前已錄得營業額及應佔溢利貢獻分別為港幣10,610,000,000元及港幣2,582,000,000元。

The disposal of the entire interest in the Group's petroleum distribution business in Hong Kong was completed in June 2007. Turnover and attributable profit contribution of the division up to the disposal date amounted to HK$10,610 million and HK$2,582 million respectively.

業務回顧 ›› 投資及其他業務
REVIEW OF OPERATIONS ›› INVESTMENTS AND OTHERS

本業務於二零零七年的應佔溢利為港幣429,000,000元（二零零六年：港幣421,000,000元）。

Attributable profit for 2007 amounted to HK$429 million (2006: HK$421 million).

貨櫃碼頭

本集團擁有HIT Investments Limited和Hutchison Ports Yantian Investments Limited的10%權益。於二零零七年，香港及鹽田深水港業務的溢利表現維持穩定。

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance in 2007.

財務回顧
FINANCIAL REVIEW

資金及融資

於二零零七年十二月三十一日，本集團的綜合現金及銀行結存達港幣8,443,000,000元。本集團於二零零七年十二月三十一日的借貸為港幣12,447,000,000元，其中港幣4,944,000,000元須於一年內償還，港幣7,468,000,000元須於一年後但五年內償還，另港幣35,000,000元則須於五年後償還。於二零零七年十二月三十一日，本集團尚未動用之借貸備用額為港幣1,300,000,000元。

於二零零七年十二月三十一日，按借貸淨額比對股東資金及少數股東權益計算，本集團的負債比率約為13.3%（二零零六年十二月三十一日：7.1%）。

本集團的主要資產、負債、收益及付款均以港幣、人民幣及美元結算。於二零零七年十二月三十一日，本集團現金存款結餘分別有33.7%以港幣、45.5%以人民幣及17.0%以美元持有。本集團借貸中49.7%及40.3%分別以港幣及人民幣結算，7.7%則以美元為單位。

以本集團雄厚的資金實力，以及相對較低的負債比率，管理層相信現時信貸及財經市場因美國次按危機所產生的波動，將不會直接重大地影響本集團資金的籌措，本集團預期會有充分的流動資本以供給日後業務資金及資本性開支用途。

Capital and Funding

As at 31 December 2007, the Group's consolidated cash and bank balance amounted to HK$8,443 million. The Group's borrowings as at 31 December 2007 were HK$12,447 million with HK$4,944 million repayable within 1 year, HK$7,468 million repayable after 1 year but within 5 years and HK$35 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 31 December 2007 amounted to approximately HK$1,300 million.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 13.3% as at 31 December 2007 (31 December 2006: 7.1%).

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 31 December 2007, 33.7% of the Group's cash deposit balances was held in Hong Kong dollars, 45.5% in Renminbi and 17.0% in US dollars; whereas 49.7% of the Group's borrowings was denominated in Hong Kong dollars and 40.3% in Renminbi with 7.7% in US dollars.

Taking into account of the Group's strong cash position and relatively low gearing ratio, management believes that the volatility of current credit and financial market arising from the subprime crisis in the United States has no direct significant impact on the Group's source of financing and the Group is expected to have sufficient working capital to finance its operations and capital expenditures in the years to come.

資產抵押

於二零零七年十二月三十一日，本集團已抵押賬面淨值為港幣248,000,000元（二零零六年十二月三十一日：港幣153,000,000元）的資產，以獲取總額為港幣272,000,000元（二零零六年十二月三十一日：港幣214,000,000元）的借貸。

Pledge of Assets

As at 31 December 2007, assets with a carrying value of HK$248 million (31 December 2006: HK$153 million) were pledged for total borrowings of HK$272 million (31 December 2006: HK$214 million).

或然負債

於二零零七年十二月三十一日，本集團並無任何重大或然負債。

Contingent Liabilities

The Group did not have any material contingent liabilities as at 31 December 2007.

僱員

於二零零七年十二月三十一日，除聯營公司以外，本集團聘用約125,000人，其中逾94%在中國內地僱用，其餘的主要駐守香港及海外。本集團僱員的薪酬按其工作性質、個別表現及市場趨勢釐定，並輔以各種以現金支付之獎勵。

Employees

As at 31 December 2007, the Group, excluding its associated companies, has a staff size around 125,000, amongst which more than 94% being employed in the Chinese Mainland, whilst the rest were mainly in Hong Kong and overseas. Remuneration packages are assessed in accordance to the nature of jobs duties, individual performance and market trends with built-in merit components, paid in the form of cash bonuses.

承董事會命
董事總經理
陳樹林

香港，二零零八年三月三十一日

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 31 March 2008

董事會成員 BOARD OF DIRECTORS

宋林先生 現年四十五歲

於二零零四年十二月獲委任為本集團主席。宋先生亦為華潤（集團）有限公司及中國華潤總公司之副董事長兼總經理，華潤電力控股有限公司、華潤置地有限公司及華潤微電子有限公司之主席。宋先生也是萬科企業股份有限公司之副董事長，該公司為國內上市公司。他同時是吉利汽車控股有限公司及東亞銀行（中國）有限公司之獨立非執行董事。宋先生擁有豐富的企業管理經驗，現負責本集團之整體業務發展與策略部署。他持有中國上海同濟大學固體力學學士學位，於一九八五年加入華潤（集團）有限公司。

Mr. SONG LIN aged 45

was appointed Chairman of the Group in December 2004. He is concurrently Vice Chairman and President of China Resources (Holdings) Company Limited and China Resources National Corporation, Chairman of China Resources Power Holdings Company Limited, China Resources Land Limited as well as China Resources Microelectronics Limited. Mr. Song is the Deputy Chairman of China Vanke Co., Ltd., which is a listed company in China. He is also an Independent Non-Executive Director of Geely Automobile Holdings Limited and The Bank of East Asia (China) Limited. Mr. Song has extensive experience in corporate management and is currently responsible for the overall business development and strategic planning of the Group's business. Mr. Song holds a Bachelor's degree in Solid Mechanics from the University of Tong Ji in Shanghai, China. He joined China Resources (Holdings) Company Limited in 1985.

陳樹林先生 現年五十四歲

於一九九八年十二月獲委任為本集團執行董事，並於二零零五年三月獲委任為董事總經理。陳先生亦為華潤（集團）有限公司及中國華潤總公司之董事副總經理，並為五豐行有限公司及華潤萬家有限公司之董事長。陳先生在加入華潤（集團）有限公司前，曾於外經貿部（現為商務部）出任要職，並先後獲委任為中國駐澳州及新西蘭商務代表。他持有中國北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。

Mr. CHEN SHULIN aged 54

has been an Executive Director of the Group since December 1998 and was appointed Managing Director in March 2005. He is also the Director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation as well as Chairman of Ng Fung Hong Limited and China Resources Vanguard Company Limited. Prior to joining China Resources (Holdings) Company Limited, Mr. Chen was a senior official with the MOFTEC (Ministry of Commerce) and a commercial attaché in Australia and New Zealand. He obtained his Bachelor's degree from Beijing Foreign Languages Institute, China and MBA degree from Victoria University, New Zealand.

王群先生 現年五十一歲

於二零零零年一月獲委任為本集團執行董事，並於二零零六年三月獲委任為副董事總經理。王先生為華潤（集團）有限公司及中國華潤總公司之董事。他亦為華潤雪花啤酒有限公司之執行董事，負責本集團啤酒業務之全盤運作。王先生持有中國人民大學金融學學士學位，曾任職中國國家經濟委員會，並於一家以深圳為基地的綜合性企業擔任要職。王先生於一九九四年加入本集團。

Mr. WANG QUN aged 51

has been an Executive Director of the Group since January 2000 and was appointed Deputy Managing Director in March 2006. Mr. Wang is a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. He is also an Executive Director of China Resources Snow Breweries Limited and is responsible for the entire operation of the Group's brewery business. Mr. Wang has a Bachelor of Finance degree from the People's University of China. He has previously worked in the China National Economic Committee and held key management position in a Shenzhen based conglomerate. Mr. Wang joined the Group in 1994.

劉百成先生 現年五十八歲

於一九九七年獲委任為本集團執行董事，並於二零零六年三月獲委任為副董事總經理。劉先生畢業於香港浸會大學（前身為香港浸會書院），為特許公認會計師公會之資深會員及香港會計師公會之會員。他亦曾經擔任香港冷藏商會有限公司執行委員會之主席多年。劉先生具有接近三十年核數、會計、企業融資、物業、貨倉及冷倉工作方面之經驗，目前主要負責本集團之香港地產部門及物流業務。劉先生於一九九四年一月加入本集團。

Mr. LAU PAK SHING aged 58

has been an Executive Director of the Group since 1997 and was appointed Deputy Managing Director in March 2006. He graduated from the Hong Kong Baptist University (formerly known as Hong Kong Baptist College) and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Lau represented the Executive Committee of Hong Kong Cold Storage Merchants Association Limited as Chairman for many years. Mr. Lau has around 30 years of experience in auditing, accounting, corporate finance, property, godown and cold storage businesses and he is currently in charge of the Group's Hong Kong property division and logistics business. Mr. Lau joined the Group in January 1994.

董事會成員 BOARD OF DIRECTORS

鄺文謙先生 現年四十三歲

於二零零二年二月加入本集團獲委任為執行董事，並於二零零六年三月獲委任為副董事總經理。鄺先生分別擁有香港大學理學士學位及香港中文大學工商管理碩士學位，為澳洲會計師公會及香港會計師公會之資深會員，亦為香港証券學院之會員。鄺先生從事企業策劃、財務分析、證券研究及商人銀行之工作多年。他現掌管集團之財務及庫務、企業策劃及發展以及合併和收購活動，並負責推廣投資者關係及提升企業管治水平。

Mr. KWONG MAN HIM aged 43

joined the Group as an Executive Director in February 2002 and was appointed Deputy Managing Director in March 2006. Mr. Kwong has a Bachelor of Science degree from the University of Hong Kong and an MBA degree from the Chinese University of Hong Kong. He is a fellow member of the CPA Australia and the Hong Kong Institute of Certified Public Accountants. He is also a member of the Hong Kong Securities Institute. Mr. Kwong has extensive experience in corporate planning, financial analysis, equity research and merchant banking. He is in charge of the Group's finance and treasury function, corporate planning and development as well as merger and acquisition activities. He also manages investor relations and promotes corporate governance.

非執行董事 NON-EXECUTIVE DIRECTORS

閻飈先生 現年四十六歲

於一九九四年獲委任為本集團執行董事，在二零零六年三月再獲委派為非執行董事前為集團副董事總經理。閻先生為華潤（集團）有限公司及中國華潤總公司之董事，並為華潤集團總法律顧問。閻先生亦為華潤置地有限公司之非執行董事。他持有中國北京大學法律學士學位及美國舊金山大學工商管理學碩士學位。

Mr. YAN BIAO aged 46

was appointed Executive Director of the Group in 1994 and was a Deputy Managing Director before his re-designation as a Non-Executive Director in March 2006. Mr. Yan is a Director of China Resources (Holdings) Company Limited and China Resources National Corporation and is the Director of Legal Affairs of the China Resources Group. Mr. Yan is also a Non-Executive Director of China Resources Land Limited. He has a Bachelor of Laws degree from the Peking University, China and an MBA degree from the University of San Francisco, USA.

蔣偉先生 現年四十五歲

於一九九五年獲委任為本集團董事。蔣先生現任華潤（集團）有限公司及中國華潤總公司之董事副總經理及財務總監。蔣先生同時擔任華潤電力控股有限公司、華潤置地有限公司、華潤微電子有限公司、華潤勵致有限公司及中國資本（控股）有限公司之非執行董事。彼亦為大同機械企業有限公司之執行董事、綠城中國控股有限公司之獨立非執行董事，及萬科企業股份有限公司之董事，該公司為國內上市公司。蔣先生持有中國北京對外經濟貿易大學對外貿易學士學位及國際業務與財務碩士學位。

Mr. JIANG WEI aged 45

has been a Director of the Group since 1995. Mr. Jiang is currently the Director, Vice President and Chief Financial Officer of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Jiang is a Non-Executive Director of China Resources Power Holdings Company Limited, China Resources Land Limited, China Resources Microelectronics Limited, China Resources Logic Limited as well as China Assets (Holdings) Limited. He is also an executive director of Cosmos Machinery Enterprises Limited, an Independent Non-Executive Director of Greentown China Holdings Limited and is also a Director of China Vanke Co., Ltd., which is a listed company in China. Mr. Jiang obtained both his Bachelor's degree in International Trade and Master's degree in International Business and Finance from the University of International Business and Economics in Beijing, China.

王帥廷先生 現年五十二歲

於二零零六年三月獲委任為本集團董事。王先生為華潤（集團）有限公司及中國華潤總公司之董事副總經理，並為華潤紡織（集團）有限公司之董事長及華潤電力控股有限公司之執行董事、董事會副主席兼總裁。王先生在中國電力工業的經驗豐富。加入華潤（集團）有限公司之前，他從一九八五年至一九八七年在江蘇省政府辦公廳工作，其後擔任徐州市政府辦公廳工業主管及政府副秘書長。王先生持有中歐國際工商學院工商管理碩士學位。

Mr. WANG SHUAITING aged 52

was appointed Director of the Group in March 2006. He is the Director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Wang is currently the Chairman of China Resources Textiles (Holdings) Company Limited. He is also an Executive Director, Vice Chairman and Chief Executive Officer of China Resources Power Holdings Company Limited. Mr. Wang has extensive experience in the electricity industry in the PRC. Prior to joining China Resources (Holdings) Company Limited, he worked for the General Office of the Government of Jiangsu Province from 1985 to 1987 and was subsequently the Head of the Industrial Office as well as the Deputy Secretary-General of the Government of Xuzhou City. Mr. Wang holds an EMBA degree in business administration from China Europe International Business School.

非執行董事 NON-EXECUTIVE DIRECTORS

李福祚先生 現年四十三歲

於二零零八年二月獲委任為本集團董事。李先生現任華潤(集團)有限公司助理總經理兼戰略管理部總經理。彼亦為華潤置地有限公司、華潤微電子有限公司及華潤勵致有限公司之非執行董事。李先生分別于一九八七年及一九九零年獲北京航空航天大學頒授機械製造工程工學學士學位及工學碩士學位。

MR. LI FUZUO aged 43

was appointed Director of the Group in February 2008. He is currently an Assistant President of China Resources (Holdings) Company Limited and General Manager of its Strategy Management Department. He is also a Non-Executive Director of China Resources Land Limited, China Resources Microelectronics Limited and China Resources Logic Limited. Mr. Li obtained both his Bachelor's and Master's Degrees in Mechanical Manufacturing Engineering from the Beijing University of Aeronautics and Astronautics, China in 1987 and 1990 respectively.

杜文民先生 現年四十四歲

於二零零七年九月獲委任為本集團董事。杜先生為華潤(集團)有限公司審計部總經理。他同時是華潤置地有限公司、華潤微電子有限公司及華潤勵致有限公司之非執行董事。杜先生持有美國舊金山大學工商管理學碩士學位，及由商務部及華潤(集團)有限公司評審委員會頒發的經濟師之專業資格。

MR. DU WENMIN aged 44

was appointed Director of the Group in September 2007. He is the President of the Internal Audit Department of China Resources (Holdings) Company Limited. He is also a Non-Executive Director of China Resources Land Limited, China Resources Microelectronics Limited and China Resources Logic Limited. Mr. Du has an MBA degree from the University of San Francisco, USA and also holds the professional qualification of Economist issued by the Ministry of Commerce and the Evaluation Committee of China Resources (Holdings) Company Limited.

獨立非執行董事 INDEPENDENT NON-EXECUTIVE DIRECTORS

陳普芬博士 銅紫荊星章、英帝國成員勳章、太平紳士、執業資深會計師、澳洲會計師公會資深會員，現年八十六歲

於一九七三年獲委任為本集團董事。陳博士在香港從事會計業六十年，為離岸石油科技博士、中國法律博士及海底科技協會名譽院士。他也是香港中文大學聯合書院之校董及香港樹仁大學之校董兼研究教授。陳博士亦曾任九龍證券交易所主席、香港證券交易所有限公司之創立董事，並曾為前香港證券交易所聯會三屆主席。

DR. CHAN PO FUN, PETER BBS, MBE, JP, FCPA(Practising), FCPA(Aust), aged 86

has been a Director of the Group since 1973. He practiced accountancy in Hong Kong for 60 years. He has a doctorate in Offshore Petroleum Technology and Modern Chinese Law and is an honorary fellow of the Society for Underwater Technology. Dr. Chan is a trustee of the Hong Kong Shue Yan University (also as its Research Professor) and the United College of Chinese University of Hong Kong. He was the Chairman of The Kowloon Stock Exchange, a founding Director of The Hong Kong Stock Exchange Limited and has served three terms as the Chairman of the former Hong Kong Federation of Stock Exchanges.

黃大寧先生 現年五十四歲

於一九八八年獲委任為本集團董事。他亦為科康投資有限公司、中港石化發展有限公司及中僑資源營貿有限公司之董事。黃先生於英國北斯塔弗德什爾理工學院取得商科學士學位。

MR. HOUANG TAI NINH aged 54

has been a Director for the Group since 1988. He is also a Director of Forcon Investments Limited, Sino Petrochem Development Limited and China & Overseas Resources Limited. Mr. Houang obtained his Bachelor of Business Studies degree from the Polytechnic of North Staffordshire, United Kingdom.

李家祥博士 執業資深會計師、金紫荊星章、英帝國官佐勳章、太平紳士，現年五十四歲

於二零零三年三月獲委任為本集團董事。李博士為李湯陳會計師事務所首席會計師及中國人民政治協商會議第十屆全國委員會委員，並曾出任香港特別行政區立法會議員。他亦兼任多家上市公司之董事，包括新鴻基地產發展有限公司、恒生銀行有限公司、數碼通電訊集團有限公司、載通國際控股有限公司、王氏國際(集團)有限公司、中國航空技術國際控股有限公司、路訊通控股有限公司、中化化肥控股有限公司、美維控股有限公司、交通銀行股份有限公司。

DR. LI KA CHEUNG, ERIC FCPA(Practising), GBS, OBE, JP, aged 54

has been a Director of the Group since March 2003. He is Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants (Practising), member of the Tenth National Committee of the Chinese People's Political Consultative Conference and former member of the Legislative Council of the Hong Kong SAR. He holds directorship in a number of listed companies including Sun Hung Kai Properties Limited, Hang Seng Bank Limited, SmarTone Telecommunications Holdings Limited, Transport International Holdings Limited, Wong's International (Holdings) Limited, CATIC International Holdings Limited, RoadShow Holdings Limited, Sinofert Holdings Limited, Meadville Holdings Limited, Bank of Communications Co., Ltd.

獨立非執行董事 INDEPENDENT NON-EXECUTIVE DIRECTORS

鄭慕智博士 金紫荊星章、英帝國官佐勳章、太平紳士，現年五十八歲

於二零零五年十一月獲委任為本集團董事。鄭博士為胡百全律師事務所首席合夥人，擁有在香港、英國、澳洲及新加坡的律師資格。目前為香港交易及結算所有限公司董事，亦曾在一九九一年至一九九五年出任前立法會議員。鄭博士現時亦是香港董事學會榮譽會長兼創會主席，並身兼多家香港及新加坡上市公司之董事職務，包括：北京首都國際機場股份有限公司、中國遠洋控股股份有限公司、中國移動有限公司、城市電訊(香港)有限公司、粵海投資有限公司、銀河娛樂集團有限公司(前身為嘉華建材有限公司)、開達集團有限公司、廖創興企業有限公司、ARA Asset Management Limited、瑞安建業有限公司以及天安中國投資有限公司。

DR. CHENG MO CHI GBS, OBE, JP, aged 58

has been a Director of the Group since November 2005. He qualified as a solicitor in Hong Kong, United Kingdom, Victoria Australia and Singapore and is the Senior Partner of Messrs. P.C. Woo & Co., a firm of solicitors. He is currently Director of Hong Kong Exchanges and Clearing Limited and had served as a member of the Legislative Council from 1991 to 1995. Dr. Cheng is the Hon. President and Founding Chairman of the Hong Kong Institute of Directors. Presently, he holds directorship in a number of listed companies in Hong Kong and Singapore, including Beijing Capital International Airport Company Limited, China COSCO Holdings Company Limited, China Mobile Limited, City Telecom (HK) Limited, Guangdong Investment Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Kader Holdings Company Limited, Liu Chong Hing Investment Limited, ARA Asset Management Limited, Shui On Construction and Materials Limited as well as Tian An China Investments Company Limited.

陳智思議員 金紫荊星章、太平紳士，現年四十三歲

於二零零六年十一月獲委任為本集團董事。陳先生為亞洲金融集團(控股)有限公司及亞洲保險有限公司之執行董事兼總裁，同時出任泰國盤谷銀行香港分行顧問。除了在商界的職務外，陳先生亦為全國人民代表大會代表、香港特別行政區立法會內代表保險界功能界別的議員，與及行政會議非官守議員。此外，陳先生也身兼多家上市公司之董事職務，包括：震雄集團有限公司、City e-Solutions Limited、新澤控股有限公司、建滔積層板控股有限公司、永隆銀行有限公司及有利集團有限公司。

THE HON. BERNARD CHARNWUT CHAN GBS, JP, aged 43

was appointed a Director of the Group in November 2006. He is the Executive Director and President of Asia Financial Holdings Limited and Asia Insurance Company Limited. He also acts as an Advisor of Bangkok Bank Public Company Limited, Hong Kong Branch. Apart from the roles in the business community, Mr. Chan also serves as Deputy to The National People's Congress of the People's Republic of China, a member of the Legislative Council representing the insurance industry and a non-official member of the Executive Council of the Hong Kong SAR. In addition, Mr. Chan holds directorship in a number of listed companies in Hong Kong, including Chen Hsong Holdings Limited, City e-Solutions Limited, New Heritage Holdings Limited, Kingboard Laminates Holdings Limited, Wing Lung Bank Limited and Yau Lee Holdings Limited.

蕭炯柱先生 金紫荊星章、英帝國司令勳章、太平紳士，現年六十二歲

於二零零六年十一月獲委任為本集團董事。蕭先生於政府服務逾三十六年後在二零零二年正式退休，期間在一九九三年晉升至布政司署司級政務官後，獲委任於多個政府部門擔當重要職務，歷年來曾出任經濟司、運輸司、中央政策組首席顧問以至退休前擔任規劃環境地政局局長。蕭先生現時為載通國際控股有限公司及其屬下兩家附屬公司、工商東亞金融控股有限公司和電視廣播有限公司之獨立非執行董事。

MR. SIU KWING CHUE, GORDON GBS, CBE, JP, aged 62

was appointed a Director of the Group in November 2006. He had been a government official for over 36 years before his retirement from the civil service in 2002. Mr. Siu rose to the rank of Secretary, Government Secretariat in 1993 and served a number of high-ranking government positions, namely the Secretary for Economic Services, Secretary for Transport, Head of Central Policy Unit and eventually retired from his last posting as Secretary for Planning, Environment & Lands. Mr. Siu now serves as an Independent Non-Executive Director of Transport International Holdings Limited and two of its subsidiaries, ICEA Finance Holdings Limited as well as Television Broadcasts Limited.

高層管理人員 SENIOR MANAGEMENT

副總經理 VICE PRESIDENTS

劉健成先生 現年五十二歲

於二零零六年三月獲委任為本集團副總經理，主管集團內審部工作。劉先生分別擁有會計學士、工商管理碩士及資訊管理碩士學位，亦為新西蘭特許會計師、澳洲資深註冊會計師、加拿大註冊會計師及美國公認內部審計師。劉先生具有豐富之會計、內部監制及營運檢討經驗。劉先生於二零零零年二月加入本集團。

MR. LAU KIN SHING, CHARLES aged 52

was appointed Vice President of the Group in March 2006. He heads the Group's Internal Audit Department. Mr. Lau holds a Bachelor's degree in Accounting and Master's degree in Business Administration as well as in Information System Management. He is a chartered accountant, New Zealand, Australian FCPA, a Canadian certified general accountant and U.S. certified internal auditor. He has extensive experience in internal auditing, financial management and operations review. Mr. Lau joined the Group in February 2000.

陳朗先生 現年四十二歲

於二零零八年二月獲委任為本集團副總經理。陳先生為華潤萬家有限公司之副主席兼首席執行官、蘇果超市有限公司之董事長。陳先生亦為華潤（集團）有限公司及中國華潤總公司之董事。他於一九八九年加入華潤（集團）有限公司，曾出任華潤勵致有限公司之副主席兼行政總裁。在此之前，亦曾擔任華潤投資開發有限公司之董事長兼總經理，負責華潤（集團）有限公司在加拿大及泰國多個重要的投資項目。他持有中國安徽大學經濟學學士學位以及美國舊金山大學工商管理碩士學位。

MR. CHEN LANG aged 42

was appointed Vice President of the Group in February 2008. He is the Vice Chairman and Chief Executive Officer of China Resources Vanguard Company Limited and the Chairman of Suguo Supermarket Company Limited. He is also a Director of China Resources (Holdings) Company Limited and China Resources National Corporation. Mr. Chen joined China Resources (Holdings) Company Limited in 1989. He was previously the Vice Chairman and Chief Executive Officer of China Resources Logic Limited. Prior to that, he was the Chairman and General Manager of China Resources Development and Investment Company Limited and was in charge of a number of substantial investments in Canada and Thailand of China Resources (Holdings) Company Limited. Mr. Chen holds a Bachelor of Economics degree from Anhui University, China and a Master of Business Administration degree from the University of San Francisco, USA.

郭晉淯女士 現年四十二歲

於二零零八年二月獲委任為本集團副總經理。郭女士於二零零一年獲委任為五豐行有限公司之董事總經理。她於一九九一年加入五豐行有限公司，並於一九九六年出任該公司之董事副總經理。郭女士分別持有中國對外經濟貿易大學經濟學學士學位及澳洲梅鐸大學工商管理碩士學位。她於貿易及企業管理方面已累積多年豐富經驗。

MS. GUO JINQING aged 42

was appointed Vice President of the Group in February 2008. She has been the Managing Director of Ng Fung Hong Limited since 2001. She joined Ng Fung Hong Limited in 1991 and assumed the role of Deputy Managing Director in 1996. Ms. Guo holds a Bachelor of Economic degree from the University of International Business and Economics, China and a Master of Business Administration degree from Murdoch University, Australia. She has substantial experience in trading and corporate management.

高層管理人員 SENIOR MANAGEMENT

企業及營運管理層 CORPORATE & OPERATIONAL MANAGEMENT

張小綾小姐 現年四十五歲

為本集團副首席財務官。張小姐持有英國紐卡斯爾大學工商管理學碩士學位。她分別為英國特許公認會計師公會之資深會員、香港會計師公會及加拿大註冊會計師之會員。她在加入本集團前曾任職於一家國際會計師行逾十三年。張小姐於二零零一年一月加入本集團。

MISS CHEUNG SIU LING aged 45

is the Deputy Chief Financial Officer of the Group. She holds a Master of Business Administration degree from the University of Newcastle, United Kingdom. Miss Cheung is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants and the Certified General Accountants Association of Canada. She worked for an international accounting firm for over 13 years. Miss Cheung joined the Group in January 2001.

許兗清小姐 現年四十歲

為本集團首席法律顧問，主管集團法律及公司秘書部。許小姐持英國倫敦大學英皇書院法律學士學位，並於香港以及英格蘭及威爾斯持有律師執業資格。許小姐於加入本集團前，曾任職律師行及一間上市公司，於企業及商業法律、條例監管及公司秘書方面累積多年經驗。她於二零零六年十月加入本集團。

MISS HUI LEUNG CHING, PATRICIA aged 40

is the Head Legal Advisor overseeing the Group's Legal and Secretarial Department. Miss Hui holds a Bachelor of Laws degree from King's College, University of London, and is qualified to practice law in Hong Kong as well as England and Wales. Prior to joining the Group, Miss Hui has worked in private practice and with a listed company and has substantial experience in corporate and commercial legal work, regulatory compliance and company secretarial matters. She joined the Group in October 2006.

石善博先生 現年四十二歲

於二零零六年獲委任為華潤紡織（集團）有限公司之董事總經理。石先生持有中國東北財經大學經濟學碩士學位，於一九九一年加入華潤（集團）有限公司，並於二零零三年六月開始出任華潤水泥控股有限公司副主席兼總經理。擁有十多年企業財務、人力資源管理及策略制訂經驗。

MR. SHI SHANBO aged 42

was appointed Managing Director of China Resources Textiles (Holdings) Company Limited in 2006. Mr. Shi holds a Master's degree in Economics from Dongbei University of Finance and Economics, China. He joined China Resources (Holdings) Company Limited in 1991 and has been the Vice Chairman and General Manager of China Resources Cement Holdings Limited since June 2003. He has over a decade of experience in corporate finance, human resources management and strategic planning.

唐旭東先生 現年四十八歲

為華潤零售（集團）有限公司之總經理，亦為Tactical Solutions Incorporated(TSI) 之首席執行官。TSI乃本集團與思捷環球控股有限公司成立之合營公司，以分銷服裝、時裝配飾及化妝品為主。唐先生持有中國遼寧大學工商系學士學位及中國人民大學經濟學碩士學位。他在加入本集團前曾任職於中信集團。唐先生並為上海市長寧區政協委員。唐先生於一九九七年十一月加入本集團。

MR. TANG XU DONG aged 48

is currently the General Manager of China Resources Retail (Group) Company Limited as well as the Chief Executive Officer of Tactical Solutions Incorporated, a joint venture between the Group and Esprit Holdings Limited, specialising in the distribution of apparel, fashion accessories and cosmetics. Mr. Tang holds a Bachelor of Business degree from the Liaoning University, China and a Master of Economics degree from the People's University of China. Prior to joining the Group, Mr. Tang worked for the CITIC Group. He is also a member of the Shanghai Changning District's Chinese People's Political Consultative Committee. Mr. Tang joined the Group in November 1997.

本公司堅信，良好穩固的企業管治架構是確保其成功增長和提升股東價值的重要基礎。本公司致力達致和保持高水平的企業管治，所採納的企業管治原則，強調優質的董事會、向所有利益群體負責、開放溝通和公平披露。

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the successful growth of the Company and the enhancement of shareholders' value. The Company is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasising a quality board, accountability to all stakeholders, open communication and fair disclosure.

企業管治常規守則

二零零五年四月八日，本公司採納「企業管治常規手冊」（以下簡稱「企業管治手冊」），其內容差不多包括香港聯合交易所有限公司證券上市規則（以下簡稱「上市規則」）附錄14所載「企業管治常規守則」（以下簡稱「企業管治守則」）所有守則條文，包括守則條文的實施細則以及若干適用的建議最佳常規。企業管治手冊在本集團的網站可供下載，亦可向公司秘書索取。

Code on Corporate Governance Practices

On 8 April, 2005, the Company adopted the Corporate Governance Practice Manual ("CG Manual"). The CG Manual incorporates almost all the Code Provisions of the Code on Corporate Governance Practices ("CG Code") contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and includes the implementation details for the Code Provisions and, where appropriate, the Recommended Best Practices. The CG Manual can be downloaded from our website and copies are available on request to the Company Secretary.

截至二零零七年十二月三十一日止年度內，除以下簡述偏離守則條文第A.4.1條及第E.1.2.條事項外，本公司已遵守企業管治守則內的所有守則條文。本公司在企業管治實行上若干方面已超越上市規則及企業管治守則的要求。

The Company has complied with all the Code Provisions in the CG Code throughout the year ended 31 December 2007, with deviations from Code Provisions A.4.1 and E.1.2 of the CG Code as summarised below. The Company has also exceeded the requirements under the Listing Rules and the CG Code in various areas of its corporate governance practices.

本公司年報內刊載本企業管治報告，一方面為回應上市規則的要求；另一方面為向股東披露，本公司於報告年度內的企業管治常規及其發展，並邀請股東發表意見。

In addition to meeting the requirements of the Listing Rules, the inclusion of the Corporate Governance Report in this Annual Report is intended to keep our shareholders abreast of the corporate governance practices of the Company and their development throughout the reporting year and to invite our shareholders' views thereon.

董事會

董事會代表股東管理本公司事務。董事認為，為股東創造增值以及本著審慎及忠誠行事，乃董事的責任。

The Board

The Board represents shareholders in managing the Company's affairs. The Directors recognise their responsibilities to enhance shareholder value and to conduct themselves in accordance with their duty of care and loyalty.

提交董事會議決的主要事項包括：

1. 本集團營運策略方針；
2. 有關本公司主要業務及財政目標的政策制定；
3. 監督管理層的表現；
4. 批准本集團重大收購、投資、出售、資產處置或任何重大資本開支；
5. 確保實施審慎有效的內部監控系統；

The major issues which are brought before the Board for their decisions include:

1. Direction of the operational strategies of the Group;
2. Setting the policies relating to key business and financial objectives of the Company;
3. Monitoring the performance of the management;
4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;
5. Ensuring a prudent and effective internal control system;

6. 審議本公司財務表現與業績；及
7. 向本公司股東作出末期股息建議及宣派任何中期股息。

6. Review of the financial performance and results of the Company; and
7. Recommendation to shareholders of the Company on final dividend and the declaration of any interim dividends.

董事負責監督各財政週期賬目的編製，此等賬目應真實及公平地反映本集團於該期間的業務狀況、業績及現金流量。自二零零二年十一月起，本集團已經開始公佈季度財務概要及業務回顧，以便股東評估本集團的業務與表現。財務報表的編製與呈列方式，應有助對本集團的財政狀況作出清晰均衡的評估。有關本集團各業務單位之財政狀況與前景的定期管理報告由執行委員會審議，以讓董事會在掌握實際情況之下對本公司的業務表現作出評估。

The Directors are responsible for the preparation of the accounts of each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. Since November 2002, to enable the shareholders to appraise the operations and performance of the Group, the Group has been releasing quarterly financial highlights and operating review. The financial statements are prepared and presented to enable a clear and balanced assessment of the financial position of the Group. Regular management reports on the financial position and prospects of each business unit of the Group are reviewed by the Executive Committee to enable the Board to make an informed assessment of the performance of the Company.

截至二零零七年十二月三十一日止財政年度，及直至本報告日，董事會成員變動如下：

(1) 於二零零七年九月六日，謝勝喜先生辭任及杜文民先生被委任為非執行董事。
(2) 於二零零八年二月一日，喬世波先生辭任及李福祚先生被委任為非執行董事。
(3) 於二零零八年二月十五日，姜智宏先生辭任為執行董事。

In the financial year ended 31 December 2007, and up to the date of this Report, there were the following changes to the membership of the Board:

(1) Mr. Xie Shengxi resigned and Mr. Du Wenmin was appointed as Non-Executive Director on 6 September 2007.
(2) Mr. Qiao Shibo resigned and Mr. Li Fuzuo was appointed as Non-Executive Director on 1 February 2008.
(3) Mr. Keung Chi Wang, Ralph resigned as Executive Director on 15 February 2008.

於本報告日，董事會共有16名董事，其中包括主席、董事總經理、三名副董事總經理、五名非執行董事及六名獨立非執行董事。董事簡歷載於本年報第56至59頁及本公司網頁。董事會成員之間如有任何關係（包括財務、業務、家族或其他重大或相關的關係）均已披露。主席與董事總經理之間並無上述之關係。

As at the date of this Report, the Board comprises 16 Directors, including the Chairman, the Managing Director, three Deputy Managing Directors, five Non-Executive Directors and six Independent Non-Executive Directors. The biographical details of the Directors are set out on pages 56 to 59 of this Annual Report and can also be found on our website. The relationships (including financial, business, family or other material or relevant relationships) if any, among members of the Board are disclosed. There is no such relationship as between the Chairman and the Managing Director.

遵照上市規則的規定，本公司已獲每一位獨立非執行董事發出確認書，確認其獨立於本公司。本公司認為，所有獨立非執行董事均為獨立於本公司的人士。

Pursuant to the requirements of the Listing Rules, the Company has received written confirmation from each of the Independent Non-Executive Directors confirming his independence from the Company, and considers all of the Independent Non-Executive Directors to be independent.

我們十分重視獨立非執行董事的經驗與意見，並以此作為集團業務方向的有效指引。本公司委任六位獨立非執行董事已超出上市規則規定至少須委任三名獨立非執行董事的最低要求。我們的獨

The experience and views of our Independent Non-Executive Directors are held in high regard and contribute to the effective direction of the Group. The Company exceeded the minimum requirements under the Listing Rules relating to the appointment of at least three Independent

立非執行董事之中，具備適當會計資格的有兩位，亦超過上市規則的規定。於二零零七年期間，本公司保持獨立非執行董事人數佔董事會成員總數至少三分之一。

Non-Executive Directors with six Independent Non-Executive Directors. Two of our Independent Non-Executive Directors have appropriate accounting qualifications, which also exceeds the requirement of the Listing Rules. Throughout the year of 2007, the Company has maintained the proportion of its Independent Non-Executive Directors to at least one third of the total members of the Board.

本公司已為新任董事設計一套特為其入職而設的就任須知，亦為董事提供持續發展及信息，方便他們掌握本集團業務及營運的最新發展。

The Company has put in place a tailored induction programme for its newly appointed directors. Continuing development and information are provided to the Directors to keep them abreast of the latest developments involving the Group's businesses and operations.

本公司不時對董事會的結構、人數及組成作出檢討，確保董事會廣納才俊，在各類技能和專業之間取得平衡，能配合本公司業務所需。董事的委任先交提名委員會考慮，再由提名委員會向全體董事會提交建議，以作決定。

The structure, size and composition of the Board are reviewed from time to time to ensure that the Board has a balanced composition of skills and expertise appropriate for the requirements of the businesses of the Company. Appointments are first considered by the Nomination Committee. The recommendations of the Nomination Committee are then put to the full Board for decision.

所有董事（包括執行董事及非執行董事）均沒有固定任期。董事會認為，董事會的組成應具有充分的靈活性，方能配合本集團的需要，因此不宜指定董事任期。所有董事均須在緊隨其獲得委任後的股東週年大會上經本公司股東重選，並須最少每三年一次輪席退任。本公司組織章程細則規定，每年需有三分之一的董事（包括執行董事及非執行董事）退任。每年退任的董事，必須為董事會於年內委任的董事，以及自獲選或重選以來在任最長的董事。退任董事可重選連任。

All Directors (including Executive and Non-Executive Directors) are not appointed for a fixed term. The Board does not believe in any arbitrary term of office and would like to retain sufficient flexibility to organise the composition of the Board to serve the needs of the Group. All Directors are subject to re-election by shareholders of the Company at the annual general meeting following their appointment and at least every three years on a rotation basis. The Articles of Association of the Company require that one-third of the Directors (including Executive and Non-Executive Directors) shall retire each year. The Directors who are required to retire each year shall be those appointed by the Board during the year and those who have been longest in office since their election or re-election. A retiring Director is eligible for re-election.

主席及董事總經理的職位分別由宋林先生及陳樹林先生擔任。劃分主席及董事總經理的職務可確保主席管理董事會的責任與董事總經理管理本公司業務的責任得到清晰的區分。主席及董事總經理各自的職責已分別詳載在企業管治手冊中。

The positions of the Chairman and the Managing Director are held separately by Mr. Song Lin and Mr. Chen Shulin respectively. The segregation of duties of the Chairman and the Managing Director ensures a clear distinction in the Chairman's responsibility to manage the Board and the Managing Director's responsibility to manage the Company's business. The respective responsibilities of the Chairman and the Managing Director are more fully set out in the CG Manual.

宋林先生由於另有重要公務，在二零零七年五月三十一日身在外地，因此未能出席本公司在當日舉行的股東週年大會。惟當天本公司的董事總經理以及審核委員會、薪酬委員會和提名委員會的主席或最少一位來自各委員會的成員均有出席，確保與本公司的股東保持有效的溝通。

Due to important business appointments overseas, Mr. Song Lin was not in Hong Kong on 31 May 2007 and therefore could not attend the annual general meeting of the Company held on that day. The Managing Director and either the chairman or at least one member of the audit committee, compensation committee and nomination committee attended the annual general meeting to ensure effective communication with the shareholders of the Company.

董事會每年最少召開四次定期會議（大約每季召開一次），審議本集團的財務表現。除定期會議外，董事會也會召開其他會議，以商討及考慮重大議題（不論上市規則有否規定）及其他需要董事會作出決定的事宜。有關董事會的定期會議，董事均在14天前接獲書面的會議通知及於會議日期前至少三天獲發送會議議程及相關會議文件。有關召開其他會議，亦視乎情況給予合理的通知期。此外，董事隨時可於其認為需要時索取有關本集團資料和獨立專業意見。

The Board meets regularly and at least four times a year at approximately quarterly intervals to review the financial performance of the Group. Between these regular meetings, the Board meets to discuss and consider major issues (whether or not required by the Listing Rules) and also on other occasions when board decisions are required. With respect to regular meetings of the Board, Directors receive at least 14 days prior written notice of the meeting and an agenda with supporting Board papers no less than three days prior to the meeting. With respect to other meetings called, Directors are given as much notice as is reasonable and practicable in the circumstances. The Directors have full access to information on the Group and independent professional advice whenever deemed necessary by the Directors.

董事會於二零零七年共召開11次會議。董事於二零零七年出席董事會會議及主要委員會會議的詳情載於下表：

The Board met on 11 occasions during 2007. The attendance of the Directors at Board meetings and principal Board committee meetings held in 2007 is set out in the table below:

		董事會 Board		審核委員會 Audit Committee	薪酬委員會[1] Compensation Committee[1]	執行委員會 Executive Committee	財務委員會[4] Finance Committee[4]	提名委員會 Nomination Committee
		R	S					
非執行董事 Non-Executive Directors								
喬世波先生	Mr. Qiao Shibo							
閻飈先生	Mr. Yan Biao							
蔣偉先生	Mr. Jiang Wei		1					
王帥廷先生	Mr. Wang Shuaiting	1						
謝勝喜先生[2]	Mr. Xie Shengxi[2]							
杜文民先生[3]	Mr. Du Wenmin[3]	1	1					
獨立非執行董事 Independent Non-Executive Directors								
陳普芬博士	Dr. Chan Po Fun, Peter	3	6	4	1			
黃大寧先生	Mr. Houang Tai Ninh	4	7	4	1			1
李家祥博士	Dr. Li Ka Cheung, Eric	2	5	4	1			1
鄭慕智博士	Dr. Cheng Mo Chi	3	7[5]	4	1			
陳智思議員	The Hon. Bernard Charnwut Chan	4	6	3	1			1
蕭炯柱先生	Mr. Siu Kwing Chue, Gordon	4	6		1			1
執行董事 Executive Directors								
宋林先生	Mr. Song Lin	1					7	
陳樹林先生	Mr. Chen Shulin	3	3		1	9	7	
姜智宏先生	Mr. Keung Chi Wang, Ralph	4	7		1	8	7	
王群先生	Mr. Wang Qun	1				5	7	
劉百成先生	Mr. Lau Pak Shing	4	3			9	7	
鄺文謙先生	Mr. Kwong Man Him	4	7			9		1
二零零七年度的開會次數 Total number of meetings held in 2007		11		4	1	9	7	1

附註 Notes:
R: 定期會議 Regular Meeting
S: 特別會議 Special Meeting
(1) 於二零零七年四月四日，薪酬委員會及購股權獨立董事委員會之職能合併。
The functions of the Compensation Committee and the Share Option Independent Directors Committee were combined on 4 April 2007.
(2) 謝勝喜先生辭任為非執行董事，於二零零七年九月六日生效。
Mr. Xie Shengxi resigned as Non-Executive Director with effect from 6 September 2007.
(3) 杜文民先生於二零零七年九月六日獲委任為非執行董事。
Mr. Du Wenmin was appointed as Non-Executive Director with effect from 6 September 2007.
(4) 二零零七年度之財務委員會決議均以書面決議案形式通過。
The resolutions of Finance Committee in 2007 were passed by way of written resolutions.
(5) 根據本公司章程細則第108條，其中一次會議鄭慕智博士以電話形式參與。
At one of the board meetings, Dr. Cheng Mo Chi attended the meeting by way of telephone pursuant to Article 108 of the Company's Articles of Association.

董事會授權

雖然董事會於任何時間均須肩負指引及監察本公司的責任，但亦可按如下方式將若干責任下放：

(a) 委員會 – 董事會成立了不同性質的委員會執行本公司若干特定職能。主要的委員會包括執行委員會、財務委員會、審核委員會、提名委員會及薪酬委員會。列明執行委員會、審核委員會、提名委員會及薪酬委員會各自的職責、功能及組成的職權範圍均已詳載於企業管治手冊中，亦已上載本公司的網站，以供查閱；

(b) 董事總經理 – 本公司業務的日常管理工作交由董事總經理處理，而董事總經理則須向董事會負責；及

(c) 高層管理人員 – 若干涉及企業及營運管理的工作在董事會明確界定權責下交由本公司的高層管理人員負責。

提名委員會

於二零零七年十二月三十一日，提名委員會成員包括四名獨立非執行董事（即黃大寧先生（主席）、李家祥博士、陳智思議員及蕭炯柱先生）及一位執行董事（鄺文謙先生）。提名委員會的職責包括檢討董事會的結構、人數及組成，並在完成檢討後作出建議，以及評估候選董事的資歷和是否適合任職。提名委員會的建議將提交董事會考慮及視乎情況予以採納。列明提名委員會職責及工作程序的職權範圍已上載於本公司網站，以供查閱。

截至二零零七年十二月三十一日止年度，提名委員會曾召開一次會議。提名委員會的工作包括向董事會作出下列建議：

- 謝勝喜先生辭任及杜文民先生獲委任為非執行董事。

Delegation by the Board

While the Board retains at all times full responsibility for guiding and monitoring the Company, certain responsibilities of the Board are delegated as follows:

(a) Committees – various committees have been established by the Board to administer certain specified functions of the Company's affairs. The main committees include: the Executive Committee, the Finance Committee, the Audit Committee, the Nomination Committee and the Compensation Committee. The terms of reference of the Executive Committee, the Audit Committee, the Nomination Committee and the Compensation Committee which set out, among other things, the duties, functions and composition of these committees are set out in the CG Manual and available on the Company's website;

(b) Managing Director – the day-to-day management of the Company's business is delegated to the Managing Director who is accountable to the Board; and

(c) Senior Management – certain responsibilities of corporate and operating management are delegated to senior management of the Company within the parameters as specified by the Board.

Nomination Committee

As at 31 December 2007, the Nomination Committee comprised four Independent Non-Executive Directors, namely Mr. Houang Tai Ninh (chairman), Dr. Li Ka Cheung, Eric, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon, and one Executive Director, Mr. Kwong Man Him. The duties of the Nomination Committee include reviewing the structure, size and composition of the Board and to make recommendation after such review and to assess the suitability and qualification of any proposed director candidate. The recommendations of the Nomination Committee are then put forward for consideration and adoption, where appropriate, by the Board. The terms of reference of the Nomination Committee which set out its duties and procedures are available on the Company's website.

During the year ended 31 December 2007, the Nomination Committee held one meeting. The work of the Nomination Committee included the following recommendations to the Board:

- The resignation of Mr. Xie Shengxi and the appointment of Mr. Du Wenmin as Non-Executive Director.

薪酬委員會

於二零零七年十二月三十一日，薪酬委員會成員包括五名獨立非執行董事（即陳普芬博士（主席）、黃大寧先生、李家祥博士、鄭慕智博士及蕭炯柱先生）及一位執行董事（姜智宏先生）。薪酬委員會的職責包括就本公司有關其董事及高層管理人員的薪酬政策及架構向董事會提供建議；就發展薪酬政策確立正規及具透明度的程序；以及為全體董事及高層管理人員釐訂薪酬方案。列明薪酬委員會職責及工作程序的職權範圍已上載於本公司網站，以供查閱。

於二零零七年四月四日，薪酬委員會及購股權獨立董事委員會之職能合併。

董事及高層管理人員的薪酬，乃參照個人表現與職責、本集團業績、當時市況及可比公司的薪酬標準而釐定。董事及僱員亦分享根據集團與個人表現而作出的獎金安排。

於報告年度內，薪酬委員會曾召開一次會議通過下列事項：

- 批准本公司董事和高層管理人員的二零零七年度薪酬方案。

審核委員會

於二零零七年十二月三十一日，審核委員會成員包括五名獨立非執行董事（即李家祥博士（主席）、陳普芬博士、黃大寧先生、鄭慕智博士及陳智思議員），其中兩名成員擁有合適的專業資格或具備會計或財務管理方面的相關專長。該委員會並無成員身為本公司前任或現任核數師的職員。上市規則規定審核委員會的大多數成員必須為獨立人士，且其中一人必須具備合適的專業資格；本公司審核委員會的成員已超出上市規則的要求。審核委員會的現有職權範圍是以香港會計師公會發出的「審核委員會有效運作指引」作為藍本，並採納企業管治守則中的各項原則。

Compensation Committee

As at 31 December 2007, the Compensation Committee comprised five Independent Non-Executive Directors, namely Dr. Chan Po Fun, Peter (chairman), Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi and Mr. Siu Kwing Chue, Gordon, and one Executive Director, Mr. Keung Chi Wang, Ralph. The duties of the Compensation Committee include making recommendations to the Board on the Company's policy and structure of remuneration of Directors and senior management, establishing a formal and transparent procedure for developing policy on remuneration and determining the specific remuneration packages for all directors and senior management. The terms of reference of the Compensation Committee which set out its duties and procedures are available on the Company's website.

The functions of the Compensation Committee and the Share Option Independent Directors Committee were combined on 4 April 2007.

The remuneration of the Directors and senior executives is determined with reference to the performance and responsibilities of the individual, the performance of the Group, prevailing market conditions and remuneration benchmarks from comparable companies. Directors and employees also participate in bonus arrangements based on the performance of the Group and the individual.

During the year under review, the Compensation Committee met once and passed resolutions on matters including:

- Approval of the remuneration packages 2007 for Directors and senior management of the Company.

Audit Committee

As at 31 December 2007, the Audit Committee comprised five Independent Non-Executive Directors, namely, Dr. Li Ka Cheung, Eric (chairman), Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Cheng Mo Chi and The Hon. Bernard Charnwut Chan. Two of its members have appropriate professional qualifications or accounting or related financial management expertise. No member of this Committee is a member of the former or existing auditors of the Company. The membership of the Audit Committee has exceeded the Listing Rules requirement that the majority of its members must be independent and one of whom must have appropriate professional qualification. The existing terms of reference of the Audit Committee are modeled on "A Guide for Effective Audit Committee" issued by Hong Kong Institute of Certified Public Accountants and have also adopted the principles set out in the CG Code.

審核委員會的職責包括考慮委任、續任及撤換獨立核數師並向董事會提供建議；審閱本公司的財務資料；及監察本公司的財務申報系統和內部監控程序。於報告年度，審核委員會曾召開四次會議。二零零七年審核委員會工作包括審議下列各項：

- 獨立核數師就二零零六年審核工作給予審核委員會的報告；
- 二零零六年年報及年度業績公佈；
- 獨立核數師就二零零六年審核工作發出的內部監控備忘錄；
- 關連人士交易；
- 截至二零零七年三月三十一日止三個月季度業績及相關的業績公佈；
- 二零零七年中期報告及中期業績公佈；
- 截至二零零七年九月三十日止九個月季度業績及相關的業績公佈；及
- 內部審核活動季報。

於報告年度內，審核委員會共與獨立核數師召開三次沒有執行董事出席的會議。

審核委員會已考慮本公司核數師的表現及獨立性。審核委員會得出的結論是本公司核數師為本集團進行非審核服務無損其獨立性。於回顧年度，向本公司核數師支付的核數費約達港幣21,000,000元（二零零六年：約港幣21,000,000元），而就非審核服務所支付的費用則約達港幣2,000,000元（二零零六年：約港幣600,000元）。

董事證券交易標準守則

董事於二零零七年十二月三十一日持有本公司證券權益情況，在本年報第78頁至第84頁的董事會報告中披露。二零零五年四月八日，本公司編制了「道德與證券交易守則」（以下簡稱「道德守則」），將上市規則附錄十所載「上市發行人董事證券交易標準守則」（以下簡稱「標準守則」）包含其內。於二零零六年四月六日及二零零七年四月四日，本公司董事會修改及批准道德守則所訂的標準。道德守則內的證券交易禁制

The duties of the Audit Committee include considering and making recommendation to the Board on the appointment, re-appointment and removal of external auditors, review of the Company's financial information and oversight of the Company's financial report system and internal control procedures. During the year under review, the Audit Committee met on four occasions. The work of the Audit Committee in 2007 included reviews of:

- the external auditors' report to the Audit Committee in respect of 2006 audit;
- the 2006 annual report and annual results announcement;
- the external auditors' internal control memorandum in respect of the 2006 audit;
- connected party transactions;
- the quarterly results for the three months ended 31 March, 2007 and the related results announcement;
- the 2007 interim report and interim results announcement;
- the quarterly results for the nine months ended 30 September, 2007 and the related results announcement; and
- the quarterly reports of internal audit activities.

During the reporting year, the Audit Committee met with the external auditors on three occasions without the presence of any Executive Directors.

The Audit Committee has considered the performance and independence of the external auditors of the Company. The Audit Committee concludes that the independence of the external auditors of the Company has not been compromised by non-audit services performed for the Group. During the year under review, audit fees paid and payable to the Company's external auditors amount to approximately HK$21 million (2006: approximately HK$21 million); fees related to non-audit services paid and payable amount to approximately HK$2 million (2006: approximately HK$0.6 million).

Model Code for Securities Transactions by Directors

The interests held by the Directors in the Company's securities as at 31 December 2007 are disclosed in the Directors' Report on pages 78 to 84 of this Annual Report. On 8 April 2005, the Company has adopted a Code of Ethics and Securities Transactions ("Code of Ethics") which incorporates the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 to the Listing Rules. The Code of Ethics has been amended and approved by the Board of Directors of the Company on 6 April 2006 and 4 April 2007. The prohibitions on securities dealing and disclosure requirements

及披露規定也適用於個別指定人士，包括本集團高級管理人員及可接觸本集團股價敏感資料的人士。道德守則條款的嚴格性，不限於標準守則所要求的標準。經本公司查詢後，全體董事已確認截至二零零七年十二月三十一日止的年度內一直遵守標準守則中所列載的指定準則。

in the Code of Ethics also apply to specified individuals who include the Group's senior management and persons who are privy to price sensitive information of the Group. The Code of Ethics is on terms no less exacting than the required standard set out in the Model Code. Having made specific enquiry with the Directors, all Directors confirmed that they have complied with the required standard set out in the Model Code during the year ended 31 December, 2007.

內部監控

董事會確認，建立及有效地執行內部監控制度，確保業務能夠暢順運作、保障本集團資產和股東權益、確保財務報表可靠，乃董事會的整體責任。

Internal Control

The Board recognizes that it has the overall responsibility to establish and maintain a sound and effective internal control system to ensure the smooth running of the operations, safeguard the Group's assets and shareholder's interest as well as ensure the reliability of financial statements.

本集團採用之監控架構與美國 Committee of Sponsoring Organisations of the Treadway Commission 及香港會計師公會建議的監控架構一致，作為本集團的內部監控制度標準，以及集團公司的最佳常規。本集團的內部監控制度包含五個主要元素，即有效的監控環境、風險管理、通訊與信息系統、具有成本效益的監控活動及妥善的監察機制。

The Group adopts the control framework consistent with the frameworks recommended by the Committee of Sponsoring Organisations of the Treadway Commission in the United States and the Hong Kong Institute of Certified Public Accountants as the standards in establishing control systems and the best practice among our Group companies. The Group's internal control system includes five key elements, namely the existence of an effective control environment, risk management, communication and information system, cost effective control activities and proper monitoring mechanism.

本集團要求各業務單位，最少每年一次對其業務風險及相關影響進行識別及評估。各業務單位的執行管理團隊，均需負責確保業務單位內每一項營運的執行與績效，均符合既定策略。同樣地，每一項營運的管理人員亦需對該項營運的執行與績效承擔責任。本集團已設計若干政策與程序，以保障公司資產、妥善存置會計記錄、以及確保所有交易均按管理層授權執行。有關財務業績及主要營運指標的每月管理報告，經由董事會執行委員會審閱。本集團與各業務單位執行管理團隊舉行定期會議，以審議實際業績的達標情形。

Every business unit is required to identify and assess the risks and impact on the respective business unit at least once every year. The executive management team of each business unit is accountable for the conduct and performance of each operation in the business unit within the agreed strategies and similarly the management of each operation is accountable for its conduct and performance. Policies and procedures are designed for safeguarding corporate assets, maintaining proper accounting records and ensuring transactions are executed in accordance with management authorisation. Monthly management reports on the financial results and key operation indicators are reviewed by the Executive Committee of the Board. Regular meetings are held with the executive management team of each business unit to review the actual performance against budget.

內審部（分別向審核委員會及董事總經理匯報）負責對本集團的內部監控系統進行評估，形成不偏不倚的意見，向執行委員會及審核委員會匯報結果。內審部亦對本集團的內部監控進行持續的獨立檢討。

Our Internal Audit Department, reporting to the Audit Committee and Managing Director respectively, is responsible for assessing the Group's internal control system, formulating an impartial opinion on the system, and reporting its findings to the Executive Committee and the Audit Committee. The Internal Audit Department conducts independent reviews on the Group's internal control on an on-going basis.

視乎個別業務單位的業務性質及風險情況而定，內部審核職能的工作範圍，涵蓋財務、營運及合規監控等所有重要監控，以及風險管理。

Depending on the nature of businesses and risk exposure of individual business units, the scope of work performed by the internal audit function covers all material controls including financial, operational and compliance controls and risk management functions.

內審活動之結果，最少每季一次向審核委員會匯報，由相關的業務單位採取糾正行動。通過本集團內審部及審核委員會的監察工作，董事會對本集團的內部監控制度進行定期審議。

Results of internal audit activities are reported to the Audit Committee at least once every quarter and the corrective actions are taken by the relevant business units. The Board conducts regular reviews of the Group's internal control system through monitoring the activities of the Group's Internal Audit Department and the Audit Committee.

根據對截至二零零七年十二月三十一日止年度的評估，董事會及審核委員會相信，內部監控制度能合理保證本集團的資產得到保障，亦沒有任何可能影響股東的重大關注事項存在。

Based on the assessment for the year ended 31 December 2007, the Board and the Audit Committee believe that the system of internal control provides reasonable assurance that the Group's assets are safeguarded and there is no significant area of concerns that may affect shareholders.

投資者關係

Investor Relations

本公司致力於採取開誠公佈的態度，定期與股東溝通，及向他們作出所需的資料披露。股東必須得到準確與公平的資料披露，方能對本集團的經營與表現作出判斷。

The Company is committed to a policy of open and regular communication and fair disclosure of information to its shareholders. Accurate and fair disclosure is necessary for shareholders to form their own judgment on the operation and performance of the Group.

根據本公司上述的政策，有關公開披露資料的合理問題，均應獲得合理的回應。專責投資者關係職能的企業策劃及發展部，肩負回應這類股東及分析員的查詢之責任。

Based on this policy, legitimate questions arising from generally disclosed information deserves a reasonable reply. The Corporate Planning and Development Department is responsible for investor relationship functions and will respond to such shareholders' and analysts' enquiries.

本公司的股東、投資者、現時及未來夥伴及交易方，也可以從本公司的網站獲得有關企業管治常規的資料。任何人士如需網站所載資料的印行本，可致函本公司的公司秘書索取。

The Company's website provides shareholders, investors, existing and prospective partners and counterparties with information on the Company's corporate governance practices. Copies of such information can be obtained from the Company Secretary upon written request.

承董事會命
董事總經理
陳樹林

香港，二零零八年三月三十一日

For and on behalf of the Board
CHEN SHULIN
Managing Director

Hong Kong, 31 March 2008

董事會全人欣然將截至二零零七年十二月三十一日止年度之報告及經審核財務報告呈列股東覽閱。

The directors have pleasure in presenting to the shareholders their report and the audited financial statements for the year ended 31 December 2007.

主要業務

本集團主要從事零售、飲品、食品加工及經銷、紡織以及物業投資。本公司之主要業務為物業投資及投資控股。其主要附屬公司及聯營公司之業務刊載於第177至第185頁。本集團本年度業績按業務之分析已載於本財務報告附註六內。

Principal Activities

The Group is principally engaged in retail, beverage, food processing and distribution, textile and property investment businesses. The principal activities of the Company are property investment and investment holding. The activities of its principal subsidiaries and associates are shown on pages 177 to 185. An analysis of the Group's performance for the year by business segments is set out in note 6 to the financial statements.

集團溢利

本集團截至二零零七年十二月三十一日止年度之溢利刊載於第97頁之綜合損益表內。

Group Profit

The consolidated profit and loss account is set out on page 97 and shows the Group's profit for the year ended 31 December 2007.

股息

股東於本年度獲派發中期股息每股普通股港幣0.15元，總值達港幣357百萬元。

股東於二零零七年八月獲派發特別股息每股普通股港幣0.60元，總值達港幣1,427百萬元。

董事會建議末期股息每股普通股港幣0.30元，約為數港幣716百萬元，此股息將於二零零八年六月十三日或前後派發予所有於二零零八年五月二十六日登記為普通股股東持有人之人士。

Dividends

An interim dividend of HK$0.15 per ordinary share amounting to HK$357 million was paid to shareholders during the year.

A special dividend of HK$0.60 per ordinary share amounting to HK$1,427 million was paid to shareholders in August 2007.

The directors recommend a final dividend of HK$0.30 per ordinary share amounting to approximately HK$716 million payable on or about 13 June 2008 to all persons registered as holders of ordinary shares on 26 May 2008.

固定資產

本集團及本公司於本年度內固定資產之變動情況刊載於財務報告附註十七。

Fixed Assets

Movements in the fixed assets of the Group and the Company during the year are set out in note 17 to the financial statements.

物業

本集團擁有之主要物業概要刊載於第186頁至第189頁。

Properties

A schedule of the principal properties of the Group is set out on pages 186 to 189.

股本

本年度之股本變動情況刊載於財務報告附註三十。

Share Capital

Movements in the share capital during the year are set out in note 30 to the financial statements.

儲備

本集團及本公司之儲備於本年度之變動情況分別刊載於綜合股東權益變動表及財務報告附註三十一。

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity and note 31 to the financial statements respectively.

慈善捐款

本年度內本集團之捐款合共約為港幣3百萬元。

Charitable Donations

Donations made by the Group during the year amounted to approximately HK$3 million.

董事

本年度內及至本報告日期董事芳名如下：

Directors

The directors who held office during the year and up to the date of this report were as follows:

主席

宋林先生

Chairman

Mr. Song Lin

董事總經理

陳樹林先生

Managing Director

Mr. Chen Shulin

副董事總經理

姜智宏先生 （於二零零八年二月十五日離任）
王群先生
劉百成先生
鄺文謙先生

Deputy Managing Directors

Mr. Keung Chi Wang, Ralph (Resigned on 15 February 2008)
Mr. Wang Qun
Mr. Lau Pak Shing
Mr. Kwong Man Him

董事

喬世波先生 （於二零零八年二月一日離任）
（非執行董事）
閻飈先生
（非執行董事）
蔣偉先生
（非執行董事）
王帥廷先生
（非執行董事）
謝勝喜先生 （於二零零七年九月六日離任）
（非執行董事）
李福祚先生 （於二零零八年二月一日獲委任）
（非執行董事）
杜文民先生 （於二零零七年九月六日獲委任）
（非執行董事）
陳普芬博士
（獨立非執行董事）
黃大寧先生
（獨立非執行董事）
李家祥博士
（獨立非執行董事）
鄭慕智博士
（獨立非執行董事）
陳智思議員
（獨立非執行董事）
蕭炯柱先生
（獨立非執行董事）

Directors

Mr. Qiao Shibo (Resigned on 1 February 2008)
(Non-executive Director)
Mr. Yan Biao
(Non-executive Director)
Mr. Jiang Wei
(Non-executive Director)
Mr. Wang Shuaiting
(Non-executive Director)
Mr. Xie Shengxi (Resigned on 6 September 2007)
(Non-executive Director)
Mr. Li Fuzuo (Appointed on 1 February 2008)
(Non-executive Director)
Mr. Du Wenmin (Appointed on 6 September 2007)
(Non-executive Director)
Dr. Chan Po Fun, Peter
(Independent Non-executive Director)
Mr. Houang Tai Ninh
(Independent Non-executive Director)
Dr. Li Ka Cheung, Eric
(Independent Non-executive Director)
Dr. Cheng Mo Chi
(Independent Non-executive Director)
The Hon. Bernard Charnwut Chan
(Independent Non-executive Director)
Mr. Siu Kwing Chue, Gordon
(Independent Non-executive Director)

董事(續)

根據本公司組織章程細則第一百一十條規定，宋林先生、陳樹林先生、鄺文謙先生、黃大寧先生、李家祥博士及鄭慕智博士依章輪席告退並具資格連任。

根據本公司組織章程細則第一百一十五條規定，杜文民先生及李福祚先生依章告退並具資格連任。

Directors (continued)

In accordance with Article 110 of the Company's Articles of Association, Mr. Song Lin, Mr. Chen Shulin, Mr. Kwong Man Him, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Dr. Cheng Mo Chi shall retire by rotation and are eligible for re-election.

In accordance with Article 115 of the Company's Article of Association, Mr. Du Wenmin and Mr. Li Fuzuo shall retire and are eligible for re-election.

董事之服務合約

董事概無與本公司或其任何附屬公司簽訂任何僱用公司不可於一年內免付補償(法定補償除外)而予以終止之服務合約。

Directors' Service Contracts

None of the directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

董事之合約權益

本公司董事並無在本公司、其附屬公司、其控股公司或其母公司集團之附屬公司所訂立，且於年結日或本年度內任何時間仍然生效之任何重大合約上，直接或間接擁有任何重大權益。

Directors' Interest in Contracts

No contracts of significance to which the Company, its subsidiaries, its holding companies or its fellow subsidiaries were a party and in which a director of the Company had a material interest, either directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及高層管理人員之簡歷

董事及高層管理人員簡歷刊載於第56頁至第61頁。

Biographical Details of Directors and Senior Management

Biographical details of directors and senior management are set out on pages 56 to 61.

購股權計劃

於年內，本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此之外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍然持有若干份購股權尚未行使(「舊計劃」)。

Share Option Schemes

During the year, the Company operates a share option scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New Scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

購股權計劃(續)

新計劃於二零零二年一月三十一日之股東大會上獲批准，其後於二零零四年八月二十日獲股東通過普通決議案修訂，並將於二零一二年一月三十一日屆滿。本公司董事會可向合資格參與者授出購股權，該等合資格參與者包括本集團之任何執行或非執行董事(或獲建議委任之人士)、由本集團之任何僱員、執行董事或非執行董事所設立的酌情信託之信託體、本集團之任何行政人員、僱員、專家顧問、專業顧問及其他顧問(或獲建議聘任之上述人士)、本公司最高行政人員或主要股東、本集團之聯營公司、本公司之董事、最高行政人員及主要股東的聯繫人、主要股東的僱員及(倘若主要股東是公司)主要股東的附屬公司的僱員。

在香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)的規定下，行使價應為董事會按完全酌情權釐定的價格。兩個計劃的每位參與者可獲之最高數目(包括授予本公司董事、最高行政人員或主要股東或彼等各自之任何聯繫人之購股權)，相當於上市規則所准許的上限。新計劃的計劃授權限額獲股東於二零零四年八月二十日舉行的股東特別大會通過普通決議案更新及重續，該項決議案批准進一步授出購股權，可認購最多達210,462,321股股份，即於上述日期已發行股份的10%。截至本報告發出當日為止，根據新計劃可授出的購股權若全數被行使可發行之股份總數達159,766,321股，約佔本公司已發行股本之6.7%。

購股權一般即時全部賦予或於接納授出購股權後最長為四年之期限內賦予，並緊隨授出之日起計十年內行使。

除下文所披露者外，於本年度內，本公司之董事或其聯繫人、僱員、及購股權計劃其他參與者，均未曾獲授(或獲授超出個人上限之)或曾行使其他購股權，及並無其他購股權根據有關購股權計劃之條款遭註銷或失效。

Share Option Schemes (continued)

The New Scheme was approved by the shareholders in general meeting on 31 January 2002, which was subsequently amended on 20 August 2004 by an ordinary resolution passed by shareholders, and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including any executive or non-executive directors of the Group (or persons proposed to be appointed as such), any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees of, consultants, professional and other advisors to the Group (or persons proposed to be appointed as such), chief executive, substantial shareholder of the Company, associated companies of the Group, associates of directors, chief executive and substantial shareholder of the Company, and employees of substantial shareholder and where a substantial shareholder is a company, employees of subsidiaries of a substantial shareholder.

Subject to the requirements of The Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the exercise price shall be such price determined by the board of directors at its absolute discretion. The maximum entitlement of each participant under the schemes (including options to be granted to the directors, chief executive or substantial shareholder of the Company, or any of their respective associates) is equivalent to the maximum limit permitted under the Listing Rules. The scheme mandate limit under the New Scheme was refreshed and renewed by an ordinary resolution passed by the shareholders at an extraordinary general meeting held on 20 August 2004 which enabled the grant of further share options to subscribe up to 210,462,321 shares representing 10% of the shares in issue as at the said date. As at the date of this report, the total number of shares available for issue upon exercise of all options which may be granted under the New Scheme is 159,766,321 shares which represent 6.7% of the issued share capital of the Company.

Share options are generally either fully vested or vested over a period of time up to a maximum of four years after the acceptance of a grant and exercisable within a period of 10 years immediately after the date of grant.

Save as disclosed below, no share options have been granted (or granted in excess of individual limit), exercised, cancelled or lapsed in accordance with the terms of the relevant share option scheme during the year in relation to each of the directors or their respective associates, employees, and other participants of the share option schemes.

購股權計劃(續)

(甲) **董事或其聯繫人**

於二零零七年十二月三十一日及本年度期間，下列董事持有根據本公司新計劃授出可認購股份的購股權權益。根據該兩項計劃，董事持有的購股權如下：

Share Option Schemes (continued)

(a) Directors or their associates

As at 31 December 2007 and during the year, the following directors had interests in respect of options to subscribe for shares granted under the New Scheme of the Company. Share options held by directors granted under such schemes are set out below:

董事姓名 Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零七年一月一日尚未行使 Outstanding at 1/1/2007	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零七年十二月三十一日尚未行使 Outstanding at 31/12/2007	就已行使之購股權之本公司股份價格[2] 港幣元 Price of Company's shares for options exercised[2] HK$
			購股權數目[1] Number of share options[1]						
獨立非執行董事 Independent Non-executive Directors									
陳普芬 Chan Po Fun, Peter	02/06/2004	9.55	200,000	–	–	–	–	200,000	–
黃大寧 Houang Tai Ninh	02/06/2004	9.55	200,000	–	–	–	–	200,000	–
李家祥 Li Ka Cheung, Eric	02/06/2004	9.55	200,000	–	–	–	–	200,000	–
合計 Total			**600,000**	–	–	–	–	**600,000**	–

購股權計劃(續)

(乙) 僱員及其他參與者

除所有非執行董事外，本公司之所有董事均為本集團之僱員，彼等持有之購股權總數已於上文(甲)段披露。以下是本集團僱員(不包括本公司董事)及其他參與者授出購股權的概況。

(i) 僱員(不包括本公司董事)

Share Option Schemes (continued)

(b) Employees and other participants

Except for all non-executive directors, all directors of the Company are employees of the Group and details of share options held by them are disclosed in paragraph (a) above. Summary of share options granted to employees of the Group (other than directors of the Company) and other participants are set out below.

(i) Employees (other than directors of the Company)

購股權數目[1]
Number of share options[1]

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零七年一月一日尚未行使 Outstanding at 1/1/2007	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零七年十二月三十一日尚未行使 Outstanding at 31/12/2007	就已行使之購股權之本公司股份價格[2] 港幣元 Price of Company's shares for options exercised[2] HK$
舊計劃[3] Old Scheme[3]								
20/06/2000	7.19	475,000	–	161,000	–	–	314,000	24.492
21/11/2000	7.08	945,000	–	132,000	–	–	813,000	28.042
小計 Sub-total		**1,420,000**	–	**293,000**	–	–	**1,127,000**	
新計劃 New Scheme								
07/02/2002	7.17	634,000	–	350,000	–	–	284,000	27.970
19/04/2002	7.40	284,000	–	40,000	–	–	244,000	32.000
02/08/2002	8.32	720,000	–	350,000	–	–	370,000	27.701
24/01/2003	7.25	50,000	–	50,000	–	–	–	24.750
14/04/2003	6.29	274,000	–	70,000	–	–	204,000	26.153
01/08/2003	7.10	80,000	–	40,000	–	–	40,000	25.600
08/10/2003	8.90	352,000	–	230,000	–	–	122,000	26.741
14/01/2004	9.72	15,113,000	–	9,516,000	–	400,000	5,197,000	26.291
20/04/2004	9.89	2,892,000	–	2,052,000	–	–	840,000	29.114
25/05/2004	9.15	4,154,000	–	2,438,000	–	–	1,716,000	26.759
22/07/2004	9.80	160,000	–	50,000	–	–	110,000	33.250
04/10/2004	10.35	17,622,000	–	7,726,000	–	–	9,896,000	28.760
17/01/2005	11.40	120,000	–	40,000	–	–	80,000	27.400
22/07/2005	12.50	720,000	–	230,000	–	80,000	410,000	27.813
小計 Sub-total		**43,175,000**	–	**23,182,000**	–	**480,000**	**19,513,000**	

購股權計劃(續) Share Option Schemes (continued)

(乙) 僱員及其他參與者(續) (b) Employees and other participants (continued)

(ii) 其他參與者 (ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目[1] Number of share options[1]: 於二零零七年一月一日尚未行使 Outstanding at 1/1/2007	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零七年十二月三十一日尚未行使 Outstanding at 31/12/2007	就已行使之購股權之本公司股份價格[2] 港幣元 Price of Company's shares for options exercised[2] HK$
新計劃 New Scheme								
05/03/2002	7.35	3,365,000	–	2,716,000	–	–	649,000	29.831
14/04/2003	6.29	120,000	–	120,000	–	–	–	26.153
小計 Sub-total		**3,485,000**	–	**2,836,000**	–	–	**649,000**	

附註：

1. 購股權數目指購股權所涉及之本公司相關股份。
2. 就年內已行使購股權所披露之本公司股份價格，為緊接購股權行使日期前，股份於聯交所所報之收市價之加權平均數。

   就已授予購股權而採納的會計政策刊載於財務報告附註二巳內。
3. 舊計劃已於二零零二年一月三十一日予以終止，自此以後，本公司概無根據舊計劃授出任何購股權。
4. 上文所述已授出之購股權全部將於授出日期後滿十年之日屆滿，而每次授出購股權之代價為港幣1元。
5. 由於於回顧年度並無授出購股權，故披露價格並不適用。
6. 購股權一般即時全部賦予或於接納授出購股權後最長為四年之期限內賦予，並緊隨授出之日起計不超過十年內行使。

Notes:

1. Number of share options refers to the number of underlying shares in the Company covered by the share options.
2. The price of the Company's shares disclosed for the options exercised during the year is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercise of options.

   The accounting policy adopted for the share options granted is set out in note 2P to the financial statements.
3. The Old Scheme was terminated on 31 January 2002, and therefore no options have been granted under the Old Scheme since then.
4. All the share options granted as mentioned above will expire on the date falling ten years from the date of grant and consideration for each grant is HK$1.00.
5. As no share options were granted during the year under review, no price disclosure is applicable.
6. Share options are generally either fully vested or vested over a period of time up to a maximum of four years after the acceptance of a grant and exercisable within a period of not more than 10 years immediately after the date of grant.

董事之證券權益

於二零零七年十二月三十一日，本公司董事及最高行政人員於本公司及其相聯法團(定義見香港法例第五百七十一章《證券及期貨條例》第XV部)的股份、相關股份及債券中擁有須根據《證券及期貨條例》第XV部第七及第八分部知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》的條文規定被列為或視作擁有的權益或淡倉)，或須根據《證券及期貨條例》第三百五十二條規定將會或已經記錄在該條規定須予存置的登記冊內的權益及淡倉，或根據上市規則所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益及淡倉如下：

Directors' Interests in Securities

As at 31 December 2007, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules were as follows:

(甲) 於本公司已發行普通股及相關股份中擁有的權益

(a) Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關股份數目[1] Number of underlying shares[1]	共佔權益百分比[2] Aggregate percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	1,700,000	–	0.07
陳樹林 Chen Shulin	好倉 Long position	1,932,000	–	0.08
王群 Wang Qun	好倉 Long position	60,000	–	0.01
劉百成 Lau Pak Shing	好倉 Long position	400,000	–	0.02
鄺文謙 Kwong Man Him	好倉 Long position	1,194,000	–	0.05
喬世波 Qiao Shibo	好倉 Long position	1,120,000	–	0.05
閻飆 Yan Biao	好倉 Long position	500,000	–	0.02

董事之證券權益(續)

(甲) 於本公司已發行普通股及相關股份中擁有的權益(續)

Directors' Interests in Securities (continued)

(a) Interests in issued ordinary shares and underlying shares of the Company (continued)

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	相關 股份數目[1] Number of underlying shares[1]	共佔權益 百分比[2] Aggregate percentage of interest[2] (%)
蔣偉 Jiang Wei	好倉 Long position	240,000	–	0.01
杜文民 Du Wenmin	好倉 Long position	100,000	–	0.01
陳普芬 Chan Po Fun, Peter	好倉 Long position	336,000	200,000	0.03
	好倉 Long position	170,000[3]	–	–
黃大寧 Houang Tai Ninh	好倉 Long position	–	200,000	0.01
李家祥 Li Ka Cheung, Eric	好倉 Long position	–	200,000	0.01

附註：

1. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。
2. 指本公司股份及相關股份中的好倉總數佔本公司於二零零七年十二月三十一日已發行股本總數的百分比。
3. 該權益由陳普芬博士擁有88.25%已發行股本之公司持有。
4. 除附註3另有所指者外，本報告內披露之權益由各董事以實益擁有人之身份持有。

Notes:

1. This refer to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 31 December 2007.
3. Such interest is held by a company of which Dr. Chan Po Fun, Peter is interested in 88.25% of its issued share capital.
4. Save as otherwise specified under note 3, interests disclosed hereunder are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益

同日，若干位董事擁有相聯法團(定義見《證券及期貨條例》)的已發行普通股及根據購股權計劃所授出可認購股份之購股權中擁有權益，該等購股權是屬於非上市以實物交收的股本衍生工具：

(i) 於一間相聯法團－華潤置地有限公司(「華潤置地」)已發行普通股及根據華潤置地購股權計劃尚未行使購股權之權益：

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations

As at the same date, certain directors had interests in the issued ordinary shares and underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

(i) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[6] Aggregate Percentage of interest[6] (%)
宋林 Song Lin	好倉 Long position	–	900,000	1.230	01/06/2005[2]	0.02
劉百成 Lau Pak Shing	好倉 Long position	100,000	250,000	1.270	02/06/2005[3]	0.01
喬世波 Qiao Shibo	好倉 Long position	700,000	–	–	–	0.02
閻飆 Yan Biao	好倉 Long position	1,992,000	–	–	–	0.05
蔣偉 Jiang Wei	好倉 Long position	892,000	–	–	–	0.02
王帥廷 Wang Shuaiting	好倉 Long position	200,000	540,000	1.590	04/03/2002[5]	0.02
杜文民 Du Wenmin	好倉 Long position	790,000	250,000	1.230	01/06/2005[4]	0.03

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

附註：

1. 購股權數目指購股權所涉及的華潤置地相關股份總數。
2. 購股權可於自授出之日起計十年期間內行使。除此以外，授出代價為港幣1元。
3. 購股權可分四期賦予，可分別由二零零六、二零零七、二零零八及二零零九年六月二日至二零一五年六月一日止期間行使。授出的代價為港幣1元。
4. 購股權可分四期賦予，可分別由二零零六、二零零七、二零零八及二零零九年六月一日至二零一五年五月三十一日止期間行使。授出的代價為港幣1元。
5. 購股權可於二零零二年三月四日至二零一二年一月三十一日止期間行使。授出的代價為港幣1元。
6. 指好倉所涉及的華潤置地股份及相關股份總數佔華潤置地於二零零七年十二月三十一日已發行股本總數的百分比。
7. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

Notes:

1. The number of share options refers to the number of underlying shares of CR Land covered by the share options.
2. Options are exercisable within a period of 10 years from the date of grant. Consideration for the grant is HK$1.00.
3. Options are vested in four tranches and exercisable over a period from 2 June 2006, 2007, 2008 and 2009, respectively to 1 June 2015. Consideration for the grant is HK$1.00.
4. Options are vested in four tranches and exercisable over a period from 1 June 2006, 2007, 2008 and 2009, respectively to 31 May 2015. Consideration for the grant is HK$1.00.
5. Options are exercisable from 4 March 2002 to 31 January 2012. Consideration for the grant is HK$1.00.
6. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Land to the total issued share capital of CR Land as at 31 December 2007.
7. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(ii) 根據一間相聯法團－華潤勵致有限公司(「華潤勵致」)已發行普通股及根據華潤勵致購股權計劃尚未行使購股權之權益：

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

(ii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Logic Limited ("CR Logic"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益百分比[2] Aggregate Percentage of interest[2] (%)
宋林 Song Lin	好倉 Long position	2,500,000	2,000,000	0.906	13/01/2004[3]	0.16
劉百成 Lau Pak Shing	好倉 Long position	1,824,000	–	–	–	0.06
蔣偉 Jiang Wei	好倉 Long position	–	720,000	0.820	09/04/2002[4]	0.03
王帥廷 Wang Shuaiting	好倉 Long position	–	540,000	0.820	09/04/2002[3]	0.02
杜文民 Du Wenmin	好倉 Long position	540,000	–	–	–	0.02

附註：

1. 購股權數目指購股權所涉及的華潤勵致相關股份總數。
2. 指好倉所涉及的華潤勵致股份及相關股份總數佔華潤勵致於二零零七年十二月三十一日已發行股本總數的百分比。
3. 購股權可於授出有關購股權日期起計十年期間內行使。授出代價為港幣1元。
4. 購股權分為四期賦予，可由二零零二年四月九日、二零零三年、二零零四年及二零零五年一月一日至二零一二年四月八日止期間行使。授出代價為港幣1元。
5. 上文所披露之權益全部由各董事以實益擁有人之身份持有。

Notes:

1. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.
2. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Logic to the total issued share capital of CR Logic as at 31 December 2007.
3. Options are exercisable within a period of 10 years from the date of grant of the relevant options. Consideration for the grant is HK$1.00.
4. Options are vested in four tranches and exercisable on 9 April 2002, 1 January 2003, 2004 and 2005 to 8 April 2012. Consideration for the grant is HK$1.00.
5. All interests disclosed above are being held by each director in his capacity as beneficial owner.

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

(iii) 根據一間相聯法團－華潤電力控股有限公司(「華潤電力」)已發行普通股及根據華潤電力購股權計劃尚未行使購股權之權益：

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

(iii) Interests in issued ordinary shares and options outstanding under the share option schemes of an associated corporation, China Resources Power Holdings Company Limited ("CR Power"):

董事姓名 Name of Directors	好倉／淡倉 Long position/ Short position	股份數目 Number of shares	尚未行使 購股權數目[1] Number of share options outstanding[1]	行使價 港幣元 Exercise Price HK$	授出日期 Date of grant	共佔權益 百分比[5] Aggregate Percentage of interest[5] (%)
宋林 Song Lin	好倉 Long position	1,260,000	800,000 540,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.06
陳樹林 Chen Shulin	好倉 Long position	–	240,000 400,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.02
王群 Wang Qun	好倉 Long position	–	500,000	2.80	12/11/2003[2]	0.01
劉百成 Lau Pak Shing	好倉 Long position	–	200,000	2.80	12/11/2003[2]	0.01
喬世波 Qiao Shibo	好倉 Long position	200,000	600,000 300,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.03
		–	30,000[6]	2.80	12/11/2003[2]	
閻飈 Yan Biao	好倉 Long position	–	240,000 320,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.01
蔣偉 Jiang Wei	好倉 Long position	–	1,000,000 600,000	2.80 3.99	12/11/2003[2] 18/03/2005[3]	0.04
王帥廷 Wang Shuaiting	好倉 Long position	3,450,000	900,000 540,000	2.80 3.99	06/10/2003[4] 18/03/2005[4]	0.12
杜文民 Du Wenmin	好倉 Long position	270,000	180,000	2.80	12/11/2003[2]	0.01

董事之證券權益(續)

(乙) 於相聯法團已發行普通股及相關股份中擁有的權益(續)

附註：

1. 購股權數目指購股權所涉及的華潤電力相關股份總數。

2. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一三年十月六日屆滿。上述每次授出的代價為港幣1元。

3. 購股權分五期授出，每期百分之二十，可由授出日期首個週年起計，於授出日期每一週年授出，全部購股權將於二零一五年三月十八日屆滿。上述每次授出的代價為港幣1元。

4. 購股權可於授出有關購股權日期起計十年期間內行使。

5. 指好倉所涉及的華潤電力股份及相關股份總數佔華潤電力於二零零七年十二月三十一日之已發行股本總數的百分比。

6. 喬世波先生被視為擁有其配偶之30,000股相關股份之權益。

7. 除附註6另有所指之外，上文披露之所有其他權益由各董事以實益擁有人身份持有。

Directors' Interests in Securities (continued)

(b) Interests in issued ordinary shares and underlying shares of associated corporations (continued)

Notes:

1. The number of share options refers to the number of underlying shares of CR Power covered by the share options.

2. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 6 October 2013. Consideration for each of the grants mentioned above is HK$1.00.

3. Options are vested in 5 tranches of 20% each on each anniversary of the date of grant commencing from the first anniversary of the date of grant. All options expire on 18 March 2015. Consideration for each of the grants mentioned above is HK$1.00.

4. Options are exercisable within a period of 10 years from date of grant of the relevant options.

5. This represents the percentage of the aggregate long positions in shares and underlying shares of CR Power to the total issued share capital of CR Power as at 31 December 2007.

6. Mr. Qiao Shibo was deemed to be interested in the 30,000 underlying shares through interests of his spouse.

7. Save as otherwise specified under note 6, all other interests disclosed above are being held by each director in his capacity as beneficial owner.

擁有須具報權益的股東

於二零零七年十二月三十一日，除上文所披露的權益及淡倉外，以下人士於本公司的股份及有關股份中擁有須根據《證券及期貨條例》第XV部第二及第三分部向本公司披露或已紀錄在本公司須存置的登記冊內的權益或淡倉：

Shareholders with notifiable interests

As at 31 December 2007, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as they fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested party	好倉／淡倉 Long position/ Short position	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested party is deemed to have interests	持股量百分比 Percentage of shareholding (%)
中國華潤總公司（「華潤總公司」）	China Resources National Corporation ("CRNC")	好倉 Long position	1,232,764,380	51.69
華潤股份有限公司（附註1）	China Resources Co., Limited (Note 1)	好倉 Long position	1,232,764,380	51.69
CRC Bluesky Limited（附註1）	CRC Bluesky Limited (Note 1)	好倉 Long position	1,232,764,380	51.69
華潤(集團)有限公司（「華潤集團」）（附註1）	China Resources (Holdings) Company Limited ("CRH") (Note 1)	好倉 Long position	1,232,764,380	51.69
澳洲聯邦銀行(附註2)	Commonwealth Bank of Australia (Note 2)	好倉 Long position	168,573,767	7.07
J.P. Morgan Chase & Co.（附註3）	J.P. Morgan Chase & Co. (Note 3)	好倉 Long position	121,952,844	5.11
		淡倉 Short position	600,000	0.03

附註：

1. 華潤集團為CRC Bluesky Limited的全資附屬公司，而CRC Bluesky Limited為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

2. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由澳洲聯邦銀行直接或間接擁有100%控制權之法團所有。

Notes:

1. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

2. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by corporations controlled directly or indirectly as to 100% by Commonwealth Bank of Australia.

擁有須具報權益的股東(續)

附註：(續)

3. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，該等股份由J.P. Morgan Chase & Co.及其受控法團(附註4)持有如下：

Shareholders with notifiable interests (continued)

Notes: (continued)

3. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, these shares were held by J.P. Morgan Chase & Co. and corporations controlled by it (Note 4) in the respective capacity as detailed below:

		股份數目 Number of shares	
身份	Capacity	好倉 Long position	淡倉 Short position
實益擁有人	Beneficial owner	8,256,535	600,000
投資經理	Investment manager	29,570,000	–
認可放款代理	Approved lending agent	84,126,309	–

4. 根據《證券及期貨條例》第XV部第二及第三分部規定向本公司披露的資料顯示，除J.P. Morgan Securities Ltd.是由J.P. Morgan Chase & Co.持有98.95%權益外，所有該等法團均由J.P. Morgan Chase & Co.直接或間接擁有100%控制權。

4. According to the information disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, other than J.P. Morgan Securities Ltd. which was 98.95% held by J.P. Morgan Chase & Co., all these corporations were controlled directly or indirectly as to 100% by J.P. Morgan Chase & Co.

控股股東之強制履行責任

根據若干貸款協議，華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份(不論直接或透過其附屬公司間接持有有關權益)。於二零零七年十二月三十一日，須控股東履行上述責任之備用額總額為港幣6,600百萬元，該等備用額將於二零一二年十一月之前屆滿。

Specific Performance Obligations on Controlling Shareholder

According to certain loan agreements, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. As at 31 December 2007, the aggregate amount of the facilities subject to such obligation were HK$6,600 million. Such facilities will expire before November 2012.

關連交易

1. 於二零零七年一月三日，本公司擁有51%權益之附屬公司華潤雪花啤酒有限公司(「華潤雪花」)與藍劍(集團)有限責任公司(「藍劍」)所有股本權益持有人訂立協議，以現金代價人民幣2,500,000,000元，收購藍劍全部股本權益。根據該協議，藍劍需進行重組，以令藍劍於收購完成時之資產，主要包括持有於中國內地四川省14家啤酒公司的38%權益及於貴州省一家啤酒公司之100%權益，該四川省14家啤酒公司的餘下62%權益，已由華潤雪花擁有。收購使本集團合併於四川省14家啤酒公司的權益，進一步提高該等啤酒廠的經營效率及本集團對該等啤酒廠之控制權。由於其中兩名合共持有藍劍約10.65%權益的賣方亦為四川省14家啤酒公司(華潤雪花的附屬公司)的董事，因此，該兩名關連人士所佔收購部分構成本公司之關連交易。

Connected Transactions

1. On 3 January 2007, China Resources Snow Breweries Limited ("CR Snow"), a 51% owned subsidiary of the Company, entered into an agreement with all the holders of equity interest in 藍劍（集團）有限責任公司 ("Blue Sword") for the acquisition of the entire equity interest in Blue Sword at a cash consideration of RMB2,500 million. Under the agreement, Blue Sword would undergo a restructuring so that the assets of Blue Sword upon completion would mainly consist of the 38% interest in 14 brewery companies in Sichuan Province and a 100% interest in a brewery company in Guizhou Province. The remaining 62% interest in the 14 Sichuan brewery companies was owned by CR Snow. The acquisition enabled the Group to consolidate its interest in the 14 Sichuan brewery companies and to further enhance the operational efficiency of, and the control of the Group in, these breweries. As two of the vendors, who together had an approximately 10.65% interest in Blue Sword, were also directors of the 14 Sichuan brewery companies, which were subsidiaries of CR Snow, that part of the acquisition attributable to these two connected persons constituted a connected transaction of the Company.

關連交易(續)

2. 於二零零七年九月十四日，本公司之全資附屬公司五豐行有限公司(「五豐行」)與杭州商業資產經營(有限)公司(「杭州商業資產」)訂立協議，以現金代價人民幣76,520,000元，收購杭州聯合肉類集團有限公司(「杭州聯合肉類」)的19%權益。杭州聯合肉類及其附屬公司的主營業務包括生豬屠宰、肉類分銷、肉製品及食品加工，與及提供冷藏倉儲及冷凍食品交易的服務。在收購完成後，杭州聯合肉類成為了本公司佔65%權益的附屬公司。因此，收購提供了五豐行增持對杭州聯合肉類控股權的機會，擴展其於杭州的業務，與及讓五豐行在中國正在增長的經濟中，與鄰近地區(諸如上海)在業務上尋求策略上的協同。是次收購亦加強五豐行在中國食品業中，面對本地及海外經營者競爭的能力。杭州商業資產是本公司一間附屬公司的主要股東，故乃本公司之關連人士。因此，從杭州商業資產收購杭州聯合肉類19%權益構成本公司的一項關連交易。

Connected Transactions (continued)

2. On 14 September 2007, Ng Fung Hong Limited ("Ng Fung Hong"), a wholly owned subsidiary of the Company, entered into an agreement with 杭州商業資產經營（有限）公司 ("Hangzhou Commercial Assets") for the acquisition of 19% equity interest in 杭州聯合肉類集團有限公司 ("Hangzhou United Meat") at a cash consideration of RMB76,520,000. The principal activities of Hangzhou United Meat and its subsidiaries are pigs slaughtering, meat distribution, meat and food processing and the provision of cold storage and refrigerated food trading services. Upon completion of the acquisition, Hangzhou United Meat became a subsidiary of the Company in which it has 65% equity interest. Therefore, the acquisition provided Ng Fung Hong an opportunity to gain further control in Hangzhou United Meat, expand its business in Hangzhou and seek strategic synergy with nearby operations such as Shanghai, amidst the growing economy of China. It also strengthened Ng Fung Hong's competitiveness against local and overseas operators of food industry in the Chinese Mainland. Hangzhou Commercial Assets is a connected person of the Company by virtue of its being a shareholder of a subsidiary of the Company and therefore, the acquisition of 19% equity interest in Hangzhou United Meat from Hangzhou Commercial Assets constituted a connected transaction of the Company.

關連交易(續)

3. 年內本集團與關連人士進行若干交易；該等交易根據香港聯合交易所有限公司證券上市規則(「上市規則」)構成「持續關連交易」。該等持續關連交易須遵守上市規則第14A.46條的申報規定，有關詳情概述於下文：

   (a) **儲油協議及設施管理協議**

   於二零零零年一月一日，華潤石油有限公司(「華潤石油」)(該公司於二零零零年年底透過收購而成為本公司的全資附屬公司)就使用柴灣及青衣油庫的儲油設施，而分別與本公司的控股股東華潤(集團)有限公司(「華潤集團」)及華潤集團的附屬公司Art Bill Investment Limited(「ABIL」)訂立儲油協議。由於油庫對華潤石油的業務運作極為重要，故儲油協議為期21年，由二零零零年一月一日起生效。於本年度內，隨著出售華潤石油在二零零七年六月二十九日完成，其不再是本公司的附屬公司。於截至二零零七年十二月三十一日止年度，華潤石油在其被出售前向華潤集團及ABIL支付的儲油費合共為港幣70,800,000元。

   於二零零零年一月一日，華潤集團及ABIL同時就華潤石化(集團)有限公司(「華潤石化」)(該公司於二零零零年年底透過收購而成為本公司的全資附屬公司)於柴灣及青衣油庫提供管理服務，而與華潤石化訂立設施管理協議。設施管理協議亦為期21年。於本年度內，隨著出售華潤石化在二零零七年六月二十九日完成，其不再是本公司的附屬公司。於截至二零零七年十二月三十一日止年度，華潤集團及ABIL在華潤石化被出售前向其支付的管理費合共為港幣9,996,000元。

Connected Transactions (continued)

3. During the year, the Group conducted certain transactions with connected persons which constituted "continuing connected transactions" under the Listing Rules. Details of those continuing connected transactions which are subject to the reporting requirements under Rule 14A.46 of the Listing Rules are summarised as follows:

   (a) **Tank storage agreements and facilities management agreements**

   On 1 January 2000, China Resources Petroleum Company Limited ("CRPC"), which became a wholly-owned subsidiary of the Company after being acquired in late 2000, entered into a tank storage agreement with each of China Resources (Holdings) Company Limited ("CRH"), the controlling shareholder of the Company, and Art Bill Investment Limited ("ABIL"), a subsidiary of CRH, for the usage of storage capacity at the Chai Wan and Tsing Yi oil depots, respectively. As the oil depots were crucial to the operation of CRPC, the tank storage agreements were entered for a term of 21 years commencing on 1 January 2000. During the year, CRPC ceased to be a subsidiary of the Company upon completion of its disposal on 29 June 2007. The aggregate storage fee payable by CRPC to CRH and ABIL, before the disposal of CRPC, was HK$70,800,000 for the year ended 31 December 2007.

   On 1 January 2000, each of CRH and ABIL entered into a facilities management agreement with China Resources Petrochems (Group) Company Limited ("CRPG"), which became a wholly owned subsidiary of the Company after being acquired in late 2000, in respect of the provision of management services by CRPG for the Chai Wan and Tsing Yi oil depots, respectively. The facilities management agreements also have a term of 21 years. During the year, CRPG ceased to be a subsidiary of the Company upon completion of its disposal on 29 June 2007. For the year ended 31 December 2007, the aggregate management fee payable by CRH and ABIL to CRPG, before its disposal, was HK$9,996,000.

關連交易(續)

(b) 設施管理協議及倉儲管理協議

於二零零六年六月二十八日，潤發倉碼有限公司(「潤發」)(本公司的一家全資附屬公司)與本公司的控股股東華潤集團續訂了一份設施管理協議，由潤發為華潤集團位於九龍深水埗的碼頭及設施提供管理服務。根據協議，潤發向華潤集團支付月費港幣1,000,000元，作為有權自費保留向獨立第三者收取的全部貨物處理費、服務費及其他收費(作為華潤集團就有關月份須向潤發支付的服務費)的代價。該協議為期三年，由二零零六年七月一日起生效。

於二零零六年六月二十八日，潤發亦與華潤集團的全資附屬公司Dragon Rider Development Limited(「DRDL」)續訂了一份倉儲管理協議，由潤發管理DRDL於九龍深水埗擁有的一個貨倉。根據協議，潤發向DRDL支付月費港幣2,000,000元，作為有權自費保留向獨立第三者收取的全部特許使用費及其他收費(作為DRDL就有關月份須向潤發支付的服務費)的代價。該協議的年期與上述設施管理協議的年期相同。

於截至二零零七年十二月三十一日止年度，華潤集團及DRDL須向潤發支付的服務費合共達港幣227,283,000元，而潤發須向華潤集團及DRDL支付的月費則合共達港幣36,000,000元。

Connected Transactions (continued)

(b) Facilities management agreement and godown management agreement

On 28 June 2006, Yuen Fat Wharf & Godown Company Limited ("Yuen Fat"), a wholly owned subsidiary of the Company, renewed a facilities management agreement with CRH, the controlling shareholder of the Company, for the provision of management services by Yuen Fat on the port premises and facilities developed on a site owned by CRH in Sham Shui Po, Kowloon. Under the agreement, Yuen Fat had paid CRH a monthly fee of HK$1,000,000 in consideration for the right to keep, as the service fee payable by CRH to Yuen Fat for that relevant month, all cargo handling fees, service charges and other payments collected by Yuen Fat at its own expenses from independent third parties. This agreement was for a term of 3 years commencing on 1 July 2006.

On 28 June 2006, Yuen Fat also renewed a godown management agreement with Dragon Rider Development Limited ("DRDL"), a wholly owned subsidiary of CRH, for the management, by Yuen Fat, of a godown owned by DRDL in Sham Shui Po, Kowloon. Under the agreement, Yuen Fat had paid DRDL a monthly fee of HK$2,000,000 in consideration for the right to keep, as the service fee payable by DRDL to Yuen Fat for that relevant month, all licence fees and other payments collected by Yuen Fat at its own expenses from independent third parties. This agreement has the same term as the above facilities management agreement.

For the year ended 31 December 2007, the aggregate receipt of service fees payable by CRH and DRDL to Yuen Fat amounted to HK$227,283,000 while the aggregate payment of monthly fees by Yuen Fat to CRH and DRDL amounted to HK$36,000,000.

關連交易(續)

(c) 食品協議

於二零零五年六月三日,本公司的全資附屬公司五豐行分別與下列各關連人士,就向該等人士銷售及/或購買食品訂立同於二零零七年十二月三十一日屆滿的食品協議。根據該等食品協議,五豐行與各關連人士達成協議,倘五豐行集團任何成員公司與上述任何關連人士或其任何聯繫人進行食品交易,有關交易將按一般商業條款進行。五豐行集團任何成員公司向上述人士或其聯繫人支付或收取的價格將為市場價格,或對五豐行集團而言不遜於向獨立第三者支付或收取的價格。下表概述截至二零零七年十二月三十一日止年度的交易詳情。

Connected Transactions (continued)

(c) Foodstuff agreements

On 3 June 2005, Ng Fung Hong, a wholly owned subsidiary of the Company, entered into the foodstuff agreements for a term ended on 31 December 2007 with each of the connected persons below in relation to the sale and/or purchase of foodstuff products with these parties. Under the foodstuff agreements, Ng Fung Hong and each of these connected persons agreed that in the event that any member of the Ng Fung Hong group and any of these connected persons or any of its associates entered into a foodstuff transaction, such transaction would be conducted on normal commercial terms. The prices paid or received by any member of the Ng Fung Hong group to or from the above parties or their associates would either be at market prices or at prices no less favourable to the Ng Fung Hong group than those available to or from independent third parties. Details of these transactions for the year ended 31 December 2007 are summarised below.

關連人士 Connected person	關係 Relationship	交易性質 Nature of transactions	截至二零零七年十二月三十一日止年度的交易金額 Amount of transactions for the year ended 31 December 2007 (港幣元) (HK$)
上海市食品進出口公司 Shanghai Foodstuff Import & Export Corp.	持有五豐行一間附屬公司49%權益的股東 49% shareholder of a subsidiary of Ng Fung Hong	購買食品 Purchase of foodstuff	46,277,000
中糧發展有限公司 Ceroilfood Development Company Limited	持有五豐行一間附屬公司20%權益的股東的聯繫人 an associate of a 20% shareholder of a subsidiary of Ng Fung Hong	購買食品 Purchase of foodstuff	65,723,000
中國水產總公司 China National Fisheries Corp.	持有五豐行一間附屬公司49%權益的股東 49% shareholder of a subsidiary of Ng Fung Hong	銷售食品 Sale of foodstuff	147,179,000
		購買食品 Purchase of foodstuff	Nil

關連交易(續)

(d) **紡織協議**

於二零零五年六月三日,本公司的全資附屬公司華潤紡織(集團)有限公司(「華潤紡織」)與本公司的最終控股公司中國華潤總公司(「華潤總公司」),訂立於二零零七年十二月三十一日屆滿的紡織協議。根據紡織協議,華潤紡織與華潤總公司達成協議,倘華潤紡織集團任何成員公司與華潤總公司集團(本集團除外)任何成員公司買賣與紡織品相關的商品,有關交易將按一般商業條款進行。華潤紡織集團任何成員公司向華潤總公司集團任何成員公司收取的價格將為市場價格,或對華潤紡織或其附屬公司而言不遜於向獨立第三者收取的價格。於截至二零零七年十二月三十一日止年度售予華潤總公司集團的紡織相關產品涉及的金額合共達港幣31,000元。

(e) **租賃協議**

於二零零五年六月三日,本公司與其最終控股公司華潤總公司訂立於二零零七年十二月三十一日屆滿的租賃協議。華潤總公司集團為從事多種業務的集團,在香港及中國擁有大量物業投資,包括住宅、商業及工業物業。根據租賃協議,本公司與華潤總公司達成協議,倘本公司任何成員公司與華潤總公司集團任何成員公司(本集團除外)訂立租約安排,有關租約將按一般商業條款提供,租期亦不得跨越二零零七年十二月三十一日。華潤總公司集團任何成員公司向本集團任何成員公司定出的租金、管理費及其他收費將為市場價格,或對本集團而言不遜於獨立第三者所提供的價格。

於截至二零零七年十二月三十一日止年度,本集團須向華潤總公司集團支付的租金、管理費及其他相關費用合共達港幣55,446,000元。

Connected Transactions (continued)

(d) **Textile agreement**

On 3 June 2005, China Resources Textiles (Holdings) Company Limited ("CRT"), a wholly owned subsidiary of the Company, entered into the textile agreement with China Resources National Corporation ("CRNC"), the ultimate holding company of the Company, for a term ended on 31 December 2007. Under the textile agreement, CRT and CRNC agreed that in the event that any member of the CRT group and any member of the CRNC group (other than the Group) entered into a transaction of textile related merchandises, such transaction would be conducted on normal commercial terms. The prices received by any member of the CRT group from any member of the CRNC group would be either at market prices or at prices no less favourable to CRT or its subsidiaries than those available from independent third parties. For the year ended 31 December 2007, the aggregate amount of sale of textile related merchandises to the CRNC group amounted to HK$31,000.

(e) **Tenancy agreement**

On 3 June 2005, the Company entered into the tenancy agreement with CRNC, the ultimate holding company of the Company, for a term ended on 31 December 2007. The CRNC group is a conglomerate with significant property investments including residential, commercial and industrial premises in Hong Kong and the PRC. Under the tenancy agreement, the Company and CRNC agreed that in the event that any member of the Company entered into a lease arrangement with any member of the CRNC group (other than the Group), the terms of the lease would be on normal commercial terms and the lease term would not exceed 31 December 2007. The rent, management fees and other charges set by any member of the CRNC group to any member of the Group would be either at market prices or at prices no less favourable to the Group than those available from independent third parties.

For the year ended 31 December 2007, the aggregate amount of rental, management fees and other related charges payable by the Group to the CRNC group was HK$55,446,000.

關連交易(續)

(f) 裝修協議

於二零零五年六月三日，本公司與華潤總公司擁有的非全資附屬公司優高雅有限公司(「優高雅」)，訂立於二零零七年十二月三十一日屆滿的裝修協議。根據裝修協議，本公司與優高雅達成協議，倘本公司任何成員公司向優高雅集團任何成員公司或其任何聯繫人批授設計、裝修及佈置本集團屬下辦公室、零售門市及投資物業的合約，所提供的服務將按裝修協議所述的一般商業條款收費。優高雅或其附屬公司或其任何聯繫人向本集團任何成員公司收取的價格將為市場價格，或對本集團而言不遜於獨立第三者所提供的價格。於截至二零零七年十二月三十一日止年度，優高雅集團或其任何聯繫人收取的費用共達港幣21,212,000元。

董事委聘本公司／附屬公司的核數師就本集團的持續關連交易進行若干經各方同意的工作程序。該等程序純粹為協助本公司董事根據上市規則第14A.38條評估上述持續關連交易是否：

(a) 已獲本公司董事批准；

(b) 乃根據該等交易所屬有關協議的條款訂立；

(c) 乃根據本集團的定價政策訂立(倘交易涉及由本集團提供貨品或服務)；及

(d) 並未超過截至二零零七年十二月三十一日止財政年度的有關上限。

Connected Transactions (continued)

(f) Decoration agreement

On 3 June 2005, the Company entered into the decoration agreement with Uconia Company Limited ("Uconia"), a non-wholly owned subsidiary of CRNC, for a term ended on 31 December 2007. Under the decoration agreement, the Company and Uconia agreed that in the event that any member of the Company granted a contract to any member of the Uconia group or any of its associates for the design, decoration and furnishing of the Group's offices, retail outlets and investment properties, the services rendered would be charged on normal commercial terms as described in the decoration agreement. The prices charged by Uconia or its subsidiaries or any of their associates to any member of the Group would either be at market prices or at prices no less favourable to the Group than those available from independent third parties. For the year ended 31 December 2007, the aggregate amount charged by the Uconia group or any of its associates totalled HK$21,212,000.

The directors engaged the auditors of the Company/subsidiary to perform certain agreed procedures in respect of continuing connected transactions of the Group. The procedures were performed solely to assist the directors of the Company to evaluate in accordance with Rule 14A.38 of the Listing Rules whether, the above continuing connected transactions:

(a) had received the approval of the directors of the Company;

(b) had been entered into in accordance with the terms of the relevant agreements governing such transactions;

(c) had been entered into in accordance with the pricing policies of the Group if the transactions involve provision of goods or services by the Group; and

(d) had not exceeded the relevant cap amounts for the financial year ended 31 December 2007.

關連交易(續)

本公司/附屬公司的核數師已就此等工作程序向董事據實匯報結果，並表示核數師所選取的樣本均符合上文的第(a)及(b)項。就(c)項而言，所選取的樣本(指在適用情況下)符合本集團的定價政策。就(d)項而言，核數師曾將上文3(a)至3(f)節所載各類關連交易的總金額作比較，匯報該等總金額並未超過截至二零零七年十二月三十一日止年度的有關上限。

本公司的獨立非執行董事已審閱該等交易，並確認持續關連交易乃：

(a) 在本集團的一般及日常業務過程中訂立；

(b) 按一般商業條款或(倘沒有足夠類似交易以資比較)對本集團而言不遜於提供予獨立第三者或獨立第三者所提供的條款訂立；及

(c) 根據該等交易所屬有關協議按公平合理及符合本公司股東整體利益的條款訂立。

附屬公司及聯營公司

於二零零七年十二月三十一日，各主要附屬及聯營公司之詳細資料刊載於第177頁至第185頁。

本公司及附屬公司之證券交易

本公司於年內已經發行或授出購股權之詳情載於財務報告附註三十內。

本公司或其附屬公司於本年內並無購回、出售或贖回本公司任何上市證券。

公眾持股量

就可提供本公司之公開資料及本公司董事所知，於本報告日，本公司已發行股份有足夠並不少於上市規則規定25%之公眾持股量。

Connected Transactions (continued)

The auditors of the Company/subsidiary have reported their factual findings on these procedures to the directors that the samples the auditors selected were in agreement in respect of items (a) and (b) above. In respect of item (c), the samples selected were, where applicable, in accordance with the pricing policies of the Group. In respect of item (d), the auditors compared the aggregate amount for each type of connected transactions as set out in section 3(a) to 3(f) above and reported that such aggregate amounts had not exceeded the relevant cap amounts for the year ended 31 December 2007.

The independent non-executive directors of the Company have reviewed these transactions and confirmed that the continuing connected transactions have been entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms or, if there are not sufficient comparable transactions, on terms no less favourable to the Group than terms available to or from independent third parties; and

(c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Subsidiaries and Associates

Particulars regarding the principal subsidiaries and associates as at 31 December 2007 are set out on pages 177 to 185.

Transactions in Securities of the Company and Subsidiaries

Details of the share options issued or granted during the year by the Company are set out in note 30 to the financial statements.

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of its directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

主要客戶及供應商

本年度內，本集團五大供應商應佔之總購貨額及本集團五大客戶應佔之總營業額分別少於本集團購貨總值及營業總額之30%。

Major Customers and Suppliers

During the year, the respective percentage of the aggregate purchases attributable to the Group's five largest suppliers and the aggregate turnover attributable to the Group's five largest customers was less than 30% of the Group's total value of purchases and total turnover.

核數師

德勤•關黃陳方會計師行將於應屆股東週年大會任滿告退，並具資格備聘再任。

Auditors

Messrs. Deloitte Touche Tohmatsu will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

承董事會命
陳樹林
董事總經理

香港，二零零八年三月三十一日

On behalf of the Board
CHEN SHULIN
Managing Director

Hong Kong, 31 March 2008

Deloitte.
德勤

致華潤創業有限公司全體股東
(於香港註冊成立的有限公司)

本核數師行已完成審核載於第97至第185頁的華潤創業有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)綜合財務報表,此綜合財務報表包括於二零零七年十二月三十一日的綜合資產負債表及 貴公司資產負債表及截至該日止年度的綜合損益表、綜合股東權益變動表及綜合現金流量表、以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報綜合財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

本行的責任是根據本行的審核對綜合財務報表作出意見,並根據香港公司條例第141條只向作為法人團體的股東報告。除此以外,本行的報告書不可用作其他用途。本行概不會就本報告書的內容,對任何其他人士負責或承擔法律責任。本行已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求本行遵守道德規範,並規劃及執行審核,以合理確定此等綜合財務報表是否不存有任何重大錯誤陳述。

TO THE SHAREHOLDERS OF CHINA RESOURCES ENTERPRISE, LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Resources Enterprise, Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 97 to 185, which comprise the consolidated and Company balance sheets as at 31 December 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of principal accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報綜合財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

本行相信，本行所獲得的審核憑證是充足和適當地為本行的審核意見提供基礎。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

意見

本行認為，綜合財務報表均真實而公平地反映貴公司與及　貴集團於二零零七年十二月三十一日的財務狀況及　貴集團截至該日止全年度的溢利及現金流量，並已按照香港財務報告準則及香港公司條例的披露要求而妥善編製。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

德勤·關黃陳方會計師行
執業會計師
香港
二零零八年三月三十一日

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
31 March 2008

綜合損益表
CONSOLIDATED PROFIT AND LOSS ACCOUNT
截至二零零七年十二月三十一日止年度 For the year ended 31 December 2007

		附註 Notes	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million （重列） (Restated)
持續經營之業務	**Continuing operations**			
營業額	Turnover	6	**51,513**	40,337
銷售成本	Cost of sales		**(38,950)**	(30,401)
毛利	Gross profit		**12,563**	9,936
其他收入	Other income	7	**1,668**	1,237
銷售及分銷費用	Selling and distribution expenses		**(8,033)**	(6,238)
一般及行政費用	General and administrative expenses		**(2,419)**	(2,021)
財務成本	Finance costs	8	**(480)**	(386)
應佔聯營公司業績淨額	Share of net results of associates		**353**	333
除稅前溢利	Profit before taxation		**3,652**	2,861
稅項	Taxation	13	**(764)**	(562)
持續經營之業務之本年度溢利	Profit for the year from continuing operations	9	**2,888**	2,299
已終止經營之業務	**Discontinued operation**			
已終止經營之業務之本年度溢利	Profit for the year from discontinued operation	9,15	**2,582**	1,026
本年度溢利	Profit for the year		**5,470**	3,325
分配於：	Attributable to:			
本公司股東權益	Shareholders of the Company		**4,961**	2,776
少數股東權益	Minority interests		**509**	549
			5,470	3,325
每股盈利	**Earnings per share**	16		
持續經營及已終止經營之業務	From continuing and discontinued operations			
基本	Basic		**HK$2.09**	HK$1.19
攤薄	Diluted		**HK$2.07**	HK$1.17
持續經營之業務	From continuing operations			
基本	Basic		**HK$1.00**	HK$0.76
攤薄	Diluted		**HK$0.99**	HK$0.75

綜合資產負債表
CONSOLIDATED BALANCE SHEET

於二零零七年十二月三十一日 At 31 December 2007

		附註 Notes	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
－投資物業	– Investment properties	17	**7,299**	5,899
－持作自用的營業租約土地權益	– Interests in leasehold land held for own use under operating leases	17	**2,488**	1,950
－其他物業、機器及設備	– Other property, plant and equipment	17	**20,089**	15,191
商譽	Goodwill	18	**6,133**	3,481
其他無形資產	Other intangible assets	19	**81**	113
於聯營公司之權益	Interests in associates	21	**1,447**	1,153
可售投資	Available for sale investments	22	**46**	53
預付款項	Prepayments	23	**205**	467
遞延税項資產	Deferred taxation assets	29	**119**	123
			37,907	28,430
流動資產	**Current assets**			
存貨	Stocks	24	**9,080**	6,725
貿易及其他應收款項	Trade and other receivables	25	**5,241**	5,366
衍生金融工具	Derivative financial instruments	26	**–**	163
可退回税項	Taxation recoverable		**20**	14
已抵押銀行結存	Pledged bank deposits		**38**	–
現金及銀行結存	Cash and bank balances		**8,405**	7,056
			22,784	19,324
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	27	**(16,565)**	(12,554)
衍生金融工具	Derivative financial instruments	26	**(4)**	(167)
短期貸款	Short term loans	28a	**(4,944)**	(4,997)
應付税項	Taxation payable		**(268)**	(208)
			(21,781)	(17,926)
流動資產淨值	**Net current assets**		**1,003**	1,398
總資產減流動負債	**Total assets less current liabilities**		**38,910**	29,828
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities	28b	**(7,503)**	(3,840)
遞延税項負債	Deferred taxation liabilities	29	**(1,243)**	(1,023)
			30,164	24,965

		附註 Notes	二零零七年 **2007** 港幣百萬元 **HK$ million**	二零零六年 2006 港幣百萬元 HK$ million
股本及儲備	**Capital and reserves**			
股本	Share capital	30	**2,385**	2,358
儲備	Reserves	31	**20,486**	16,783
本公司股東應佔權益	**Equity attributable to shareholders of the Company**		**22,871**	19,141
少數股東權益	**Minority interests**		**7,293**	5,824
總權益	**Total equity**		**30,164**	24,965

陳樹林 Chen Shulin
董事 Director

鄺文謙 Kwong Man Him
董事 Director

資產負債表
BALANCE SHEET
於二零零七年十二月三十一日 At 31 December 2007

		附註 Notes	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
非流動資產	**Non-current assets**			
固定資產	Fixed assets			
－投資物業	– Investment properties	17	**51**	51
－其他物業、機器及設備	– Other property, plant and equipment	17	**5**	5
於附屬公司之權益	Interests in subsidiaries	20	**15,317**	16,684
			15,373	16,740
流動資產	**Current assets**			
貿易及其他應收款項	Trade and other receivables	25	**1,758**	1,079
現金及銀行結存	Cash and bank balances		**1,579**	622
			3,337	1,701
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	27	**(125)**	(71)
應付税項	Taxation payable		**(3)**	(1)
			(128)	(72)
流動資產淨值	**Net current assets**		**3,209**	1,629
總資產減流動負債	**Total assets less current liabilities**		**18,582**	18,369
非流動負債	**Non-current liabilities**			
遞延税項負債	Deferred taxation liabilities	29	**(8)**	(8)
			18,574	18,361
股本及儲備	**Capital and reserves**			
股本	Share capital	30	**2,385**	2,358
儲備	Reserves	31	**16,189**	16,003
			18,574	18,361

陳樹林 Chen Shulin
董事 Director

鄺文謙 Kwong Man Him
董事 Director

綜合現金流量表
CONSOLIDATED CASH FLOW STATEMENT

截至二零零七年十二月三十一日止年度 *For the year ended 31 December 2007*

		附註 Notes	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
經營活動之現金流量	**Cash flows from operating activities**			
經營所得之現金	Cash generated from operations	32A	**5,680**	5,388
已付香港利得稅	Hong Kong Profits Tax paid		**(164)**	(208)
已付中國內地所得稅	Chinese Mainland income tax paid		**(457)**	(332)
已付海外利得稅	Overseas profit tax paid		**(1)**	(2)
退還香港利得稅	Hong Kong Profits Tax refunded		**-**	7
退還中國內地所得稅	Chinese Mainland income tax refunded		**3**	2
經營活動之現金流入淨額	**Net cash from operating activities**		**5,061**	4,855
投資活動之現金流量	**Cash flows from investing activities**			
出售固定資產所得款項	Proceeds from disposal of fixed assets		**116**	184
出售可供投資所得款項	Proceeds from disposal of available for sale investments		**3**	1
已收聯營公司股息	Dividends received from associates		**67**	206
已收可供投資股息	Dividends received from available for sale investments		**4**	7
已收利息	Interest received		**295**	269
購入固定資產	Purchase of fixed assets		**(6,142)**	(3,127)
預付租金按金	Prepayment for rental deposits		**(36)**	(57)
購買持作自用的營業租約土地權益之預付款	Prepayments on purchase of interests in leasehold land held for own use under operating leases		**-**	(56)
銀行存款作為短期銀行貸款之抵押	Bank deposits pledged for short term bank loans		**(38)**	-
出售附屬公司/業務（減除出售之現金及現金等值）	Disposal of subsidiaries/business (net of cash and cash equivalent disposed of)	32B	**3,036**	1,970
出售聯營公司所得款項	Proceeds from disposal of associates		**16**	8
收購附屬公司/業務（減除收購所得之現金及現金等值）	Acquisition of subsidiaries/business (net of cash and cash equivalents acquired)	32C	**(984)**	(583)
增購附屬公司權益	Purchase of additional interests in subsidiaries		**(2,400)**	(17)
用於投資活動之淨現金	**Net cash used in investing activities**		**(6,063)**	(1,195)

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
融資活動之現金流量	**Cash flows from financing activities**		
已付股息	Dividends paid	**(2,401)**	(3,265)
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries	**(48)**	(156)
已付融資租約費用	Finance lease charges paid	**-**	(1)
已付利息	Interest paid	**(478)**	(786)
發行普通股所得款項淨額	Net proceeds from issue of ordinary shares	**250**	1,107
自銀行及其他借貸所得款項	Proceeds from bank and other borrowings	**15,254**	10,110
償還銀行及其他借貸	Repayment of bank and other borrowings	**(11,148)**	(11,245)
融資租貸付款之資本部份	Capital elements of finance lease rental payment	**(1)**	(7)
少數股東注資	Contribution from minority shareholders	**772**	633
融資活動產生／(動用)之淨現金	**Net cash from/(used in) financing activities**	**2,200**	(3,610)
淨現金及現金等值增加	**Net increase in cash and cash equivalents**	**1,198**	50
匯率調整之影響	Effect on foreign exchange rate changes	**146**	80
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January	**7,056**	6,926
於十二月三十一日之現金及現金等值	**Cash and cash equivalents at 31 December**	**8,400**	7,056
現金及現金等值結餘之分析	**Analysis of the balances of cash and cash equivalents**		
現金及銀行結存	Cash and bank balances	**8,405**	7,056
銀行透支	Bank overdrafts	**(5)**	-
		8,400	7,056

綜合股東權益變動表
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

截至二零零七年十二月三十一日止年度 For the year ended 31 December 2007

		本公司股東應佔權益 Equity attributable to shareholders of the Company								少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital	股份溢價 Share premium	估值儲備 Valuation reserve	僱員股份補償儲備 Employee share-based compensation reserve	對沖儲備 Hedge reserve	匯兑儲備 Exchange reserve	保留溢利 Retained profits	合計 Total		
		港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million
於二零零七年一月一日	At 1 January 2007	2,358	12,606	6	168	(13)	506	3,510	19,141	5,824	24,965
匯率調整	Exchange rate adjustments	-	-	-	-	-	899	-	899	395	1,294
應佔聯營公司儲備	Share of reserves in associates	-	-	3	-	-	2	12	17	-	17
物業重估盈餘	Surplus on revaluation of properties	-	-	3	-	-	-	-	3	-	3
確認衍生金融工具公允價值變動	Recognition of changes in fair value of derivative financial instruments	-	-	-	-	11	-	-	11	-	11
直接確認為權益之收入淨額	Net income recognised directly in equity	-	-	6	-	11	901	12	930	395	1,325
因出售可供出售投資而轉出	Release due to disposal of available for sale investments	-	-	(2)	-	-	-	-	(2)	-	(2)
因出售附屬公司而轉出	Release due to disposal of subsidiaries	-	-	-	-	(2)	(6)	-	(8)	-	(8)
因出售聯營公司而轉出	Release due to disposal of associates	-	-	-	-	-	(4)	-	(4)	-	(4)
股東應佔溢利	Profit attributable to shareholders	-	-	-	-	-	-	4,961	4,961	509	5,470
本年度已確認收支總額	Total recognised income and expenses for the year	-	-	4	-	9	891	4,973	5,877	904	6,781
按溢價發行股份	Shares issued at premium	27	224	-	-	-	-	-	251	-	251
發行股份費用	Shares issue expenses	-	(1)	-	-	-	-	-	(1)	-	(1)
收購附屬公司	Acquisition of subsidiaries	-	-	-	-	-	-	-	-	275	275
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	(446)	(446)
股息	Dividends	-	-	-	-	-	-	(2,401)	(2,401)	(48)	(2,449)
少數股東注資	Contribution from minority shareholders	-	-	-	-	-	-	-	-	784	784
僱員購股權福利	Employee share option benefits	-	-	-	4	-	-	-	4	-	4
		27	223	4	4	9	891	2,572	3,730	1,469	5,199
於二零零七年十二月三十一日	At 31 December 2007	2,385	12,829	10	172	(4)	1,397	6,082	22,871	7,293	30,164

		本公司股東應佔權益 Equity attributable to shareholders of the Company									少數股東權益 Minority interests	總權益 Total equity
		股本 Share capital 港幣百萬元 HK$ million	股份溢價 Share premium 港幣百萬元 HK$ million	估值儲備 Valuation reserve 港幣百萬元 HK$ million	僱員股份補償儲備 Employee share-based compensation reserve 港幣百萬元 HK$ million	認股權證儲備 Warrant reserve 港幣百萬元 HK$ million	對沖儲備 Hedge reserve 港幣百萬元 HK$ million	匯兌儲備 Exchange reserve 港幣百萬元 HK$ million	保留溢利 Retained profits 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million	港幣百萬元 HK$ million	港幣百萬元 HK$ million
於二零零六年一月一日	At 1 January 2006	2,233	11,624	4	145	168	3	188	3,831	18,196	4,747	22,943
匯率調整	Exchange rate adjustments	-	-	-	-	-	-	363	-	363	126	489
可售投資公允價值調整	Fair value adjustment on available for sale investments	-	-	2	-	-	-	-	-	2	-	2
確認衍生金融工具公允價值變動	Recognition of changes in fair value on derivative financial instruments	-	-	-	-	-	(14)	-	-	(14)	-	(14)
直接確認為權益之收入/(支出)淨額	Net income/(expense) recognised directly in equity	-	-	2	-	-	(14)	363	-	351	126	477
因結算衍生金融工具而轉出	Release upon settlement of derivative financial instruments	-	-	-	-	-	(2)	-	-	(2)	-	(2)
因出售附屬公司而轉出	Release due to disposal of subsidiaries	-	-	-	-	-	-	(45)	-	(45)	-	(45)
股東應佔溢利	Profit attributable to shareholders	-	-	-	-	-	-	-	2,776	2,776	549	3,325
本年度已確認收支總額	Total recognised income and expenses for the year	-	-	2	-	-	(16)	318	2,776	3,080	675	3,755
按溢價發行股份	Shares issued at premium	125	983	-	-	-	-	-	-	1,108	-	1,108
發行股份費用	Shares issue expenses	-	(1)	-	-	-	-	-	-	(1)	-	(1)
收購附屬公司	Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	53	53
增購附屬公司權益	Purchase of additional interest in subsidiaries	-	-	-	-	-	-	-	-	-	(9)	(9)
出售附屬公司	Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	(119)	(119)
於償還複合金融工具時轉出	Release upon repayment of compound financial instruments	-	-	-	-	(168)	-	-	168	-	-	-
股息	Dividends	-	-	-	-	-	-	-	(3,265)	(3,265)	(156)	(3,421)
少數股東注資	Contribution from minority shareholders	-	-	-	-	-	-	-	-	-	633	633
僱員購股權福利	Employee share option benefits	-	-	-	23	-	-	-	-	23	-	23
		125	982	2	23	(168)	(16)	318	(321)	945	1,077	2,022
於二零零六年十二月三十一日	At 31 December 2006	2,358	12,606	6	168	-	(13)	506	3,510	19,141	5,824	24,965

一. 一般事項

甲 最終控股公司

本公司乃一間於香港註冊成立之上市公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。董事認為於二零零七年十二月三十一日的最終控股公司是於中國內地成立的中國華潤總公司（「中國華潤」）。本公司註冊辦事處及主要營業地點的地址載於年報內。

本集團主要從事零售、飲品、食品加工及經銷、紡織以及物業投資。本公司之主要業務為物業投資及投資控股，而其主要附屬公司及聯營公司之業務刊載於第177頁至第185頁。

乙 財務報告編製基準

截至二零零七年十二月三十一日止年度的財務報告乃根據香港公認會計原則編製。除下文附註二主要會計政策特別指明外，財務報告乃根據過往成本慣例編製。

此外，綜合財務報告包括聯交所證券上市規則及香港公司條例規定的適用披露事項。

丙(i) 採納新及經修訂香港財務報告準則、修訂及詮釋

香港會計師公會頒佈了多項由二零零七年一月一日起財政年度生效或可供於該年度提早採納之新及經修訂香港會計準則（「會計準則」）及香港財務報告準則（「財務報告準則」）。本年度內，本集團採納了下列與本集團截至二零零七年十二月三十一日止年度業務相關的準則、修訂及詮釋。

會計準則第1號（修訂）	資本披露
財務報告準則第7號	金融工具：披露
財務報告準則詮釋第7號	根據會計準則第29號「在惡性通貨膨脹經濟中的財務報告」引用重述方法
財務報告準則詮釋第8號	財務報告準則第2號之範疇
財務報告準則詮釋第9號	附帶內在衍生工具之重新評估
財務報告準則詮釋第10號	中期財務報告及減值

1. General

A Ultimate holding company

The Company is a public company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The directors regard the ultimate holding company as at 31 December 2007 to be China Resources National Corporation ("CRNC"), a company established in the Chinese Mainland. The address of the registered office and principal place of business of the Company is disclosed in the annual report.

The Group is principally engaged in retail, beverage, food processing and distribution, textile and property investment businesses. The principal activities of the Company are property investment and investment holding, and the activities of its principal subsidiaries and associates are shown on pages 177 to 185.

B Basis of preparation of the financial statements

The financial statements for the year ended 31 December 2007 have been prepared in accordance with accounting principles generally accepted in Hong Kong. Save as specified in the principal accounting policies as set out in note 2, the financial statements have been prepared under the historical cost convention.

In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange and by the Hong Kong Companies Ordinance.

C(i) Adoption of new and revised accounting standard, amendment and interpretations

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") that are effective or available for early adoption for the financial year beginning 1 January 2007. In the current year, the Group has adopted the following standard, amendment and interpretations, which are relevant to the Group's operations for the financial year ended 31 December 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS Interpretation 7	Applying the Restatement Approach under HKAS 29 "Financial Reporting in Hyperinflationary Economies"
HKFRS Interpretation 8	Scope of HKFRS 2
HKFRS Interpretation 9	Reassessment of Embedded Derivatives
HKFRS Interpretation 10	Interim Financial Reporting and Impairment

一. 一般事項(續)

丙(i) 採納新及經修訂香港財務報告準則、修訂及詮釋(續)

採納上述準則、修訂及詮釋對本集團及本公司的業績及財務狀況並無重大影響，亦未導致本集團的會計政策出現顯著改變，故毋須作出以往年度調整，但因採納財務報告準則第7號及會計準則第1號(修訂)的關係，我們已刪除以往年度根據會計準則第32號要求而呈列的若干資料，於本年度首次根據會計準則第1號(修訂)及財務報告準則第7號的要求，呈列相關的比較資料。

丙(ii) 尚未生效的會計準則、修訂及詮釋

本集團並未提前採用該等已頒佈但尚未生效的新及經修訂的準則、修訂或詮釋。

會計準則第1號(修訂)	呈報財務報告
會計準則第23號(修訂)	借貸成本
會計準則第27號(修訂)	合併財務報表及對子公司投資會計
財務報告準則第2號(修訂)	以股份形式付款－既得條件及取消
財務報告準則第3號(修訂)	企業合併
財務報告準則第8號	營運分類
財務報告準則詮釋第11號	財務報告準則第2號－集團及庫存股份交易
財務報告準則詮釋第12號	服務經營權安排
財務報告準則詮釋第13號	客戶忠誠計劃
財務報告準則詮釋第14號	香港會計準則第19號－界定利益資產之限制，最低資金需求及其他相互關係

本公司董事預計採用該等準則、修訂或詮釋不會對本集團的業績及財務狀況構成重大影響。

二. 主要會計政策

甲 綜合入賬

本集團之綜合財務報告包括本公司及其全部直接及間接附屬公司之財務報告，且亦按下文附註二丙所載基準將本集團於聯營公司之權益一併納入計算。於年內收購或出售之附屬公司及聯營公司之業績乃由其實際收購日期起計或截至出售生效日期止(視情況而定)納入計算。所有集團內部之重大交易及結餘已於綜合入賬時對銷。

1. General (continued)

C(i) Adoption of new and revised accounting standard, amendment and interpretations (continued)

The adoption of the above standard, amendment and interpretations had no material effects on the Group's and the Company's results and financial position and did not result in substantial changes to the Group's accounting policies. No prior year adjustment has been made. However, as a result of the adoption of HKFRS 7 and HKAS 1 (Amendment), certain information presented in prior year under the requirements of HKAS 32 has been removed and the relevant comparative information based on the requirements of HKAS 1 (Amendment) and HKFRS 7 has been presented for the first time in the current year.

C(ii) Accounting standards, amendment and interpretations that are not yet effective

The Group has not early applied the following new and revised standards, amendment or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKFRS 2 (Amendment)	Share-based Payment – Vesting Conditions and Cancellation
HKFRS 3 (Revised)	Business Combinations
HKFRS 8	Operating Segments
HKFRS Interpretation 11	HKFRS 2 – Group and Treasury Share Transactions
HKFRS Interpretation 12	Service Concession Arrangements
HKFRS Interpretation 13	Customer Loyalty Programmes
HKFRS Interpretation 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the Group's results of operations and financial position.

2. Principal Accounting Policies

A Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries and also incorporate the Group's interests in associates on the basis set out in note 2C below. The results of subsidiaries and associates acquired or disposed of during the year are included from the effective date of acquisition or up to the effective date of disposal, as appropriate. All material intra-group transactions and balances have been eliminated on consolidation.

二. 主要會計政策(續)

乙 附屬公司

附屬公司為本公司直接或間接持有其半數以上已發行股本或控制其半數以上投票權或本公司控制其董事會或同等監管組織組成之公司。附屬公司之投資乃按成本值減去減值虧損後於本公司資產負債表列賬。本公司按已收及應收股息計算附屬公司之業績。

丙 聯營公司

聯營公司乃指附屬公司及共同控制實體以外，本集團可透過參與接受投資公司之財政及業務決策而對其行使重大影響力之公司。聯營公司之業績及資產與負債乃採用權益會計法列入綜合財務報告。根據權益法，於聯營公司之投資乃按成本列入綜合資產負債表，並就本集團應佔聯營公司之淨資產作出調整及減除任何已確定之減值虧損。當本集團應佔一間聯營公司之虧損相當於或高出其於該聯營公司之權益，本集團即不再確認應佔虧損。額外之應佔虧損均予撥備，且只在本集團已引致法定或推定債務或已代表該聯營公司支付款項之情況下始確認為負債。於綜合資產負債表內，於聯營公司之權益乃按本集團應佔有關聯營公司之淨資產另加收購商譽(已計及下文附註二丁之商譽政策)列賬。

丁 商譽

因綜合賬目而產生之商譽，指收購成本超逾本集團佔所收購附屬公司／聯營公司可予確定資產與負債於收購日期之公允價值之權益差額。商譽於報告日期或有迹象顯示商譽涉及之現金產生單位可能出現減值時進行減值測試。該項商譽乃按成本減累積減值虧損列賬。商譽之減值虧損於綜合損益表中確認，且於日後不予撥回。於日後出售附屬公司或聯營公司時，已撥充資本的應計商譽均列作釐定出售損益之考慮因素。

2. Principal Accounting Policies (continued)

B Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body. In the Company's balance sheet, investments in subsidiaries are carried at cost less any impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

C Associates

An associate is an enterprise, not being a subsidiary nor a jointly controlled entity, over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee. The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus goodwill arising on acquisitions taking into effect the policy on goodwill in note 2D.

D Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary/ associate at the date of acquisition. Goodwill is tested for impairment at the reporting date and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired. Such goodwill is carried at cost less accumulated impairment losses. An impairment loss for goodwill is recognised in the consolidated profit and loss account and is not reversed in a subsequent period. On subsequent disposal of a subsidiary or an associate, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

二. 主要會計政策(續)

丁 商譽(續)

於二零零一年一月一日之前進行收購所產生的商譽繼續確認為一項於權益中扣減的項目，且不應於本集團出售該項商譽所涉及之全部或部份業務或當商譽涉及之現金產生單位出現減值時在綜合損益表中確認。

就於二零零一年一月一日或之後及於二零零五年一月一日之前進行收購所產生的資本化商譽，本集團已由二零零五年一月一日起停止攤銷，而該項商譽乃於報告日期及在有迹象顯示該項商譽涉及之現金產生單位可能出現減值時進行減值測試。

收購附屬公司或聯營公司所產生之收購折讓指本集團於所收購附屬公司／聯營公司名下可確定資產、負債及或然負債於收購日期之公允價值所佔權益高出收購成本之數額。附屬公司之收購折讓即時列入綜合損益表確認。在釐定本集團應佔聯營公司於購入有關投資期間之業績時，聯營公司之收購折讓列作收入計算。

戊 金融資產及負債

本集團的金融資產視乎收購有關資產的目的而可劃分為「按公允價值計入損益的金融資產」、「可售投資」、「貸款及應收款項」及「持有至期滿的投資」。金融負債劃分為「按公允價值計入損益的金融負債」及「按公允價值計入損益的金融負債以外的金融負債(其他金融負債)」。分類及量值詳情如下：

(甲) *按公允價值計入損益的金融資產*

按公允價值計入損益的金融資產初步按公允價值進行量值，可再細分為持有作買賣用途的金融資產及於首次確認時按公允價值計入損益的金融資產兩個類別。於首次確認後之每個資產負債表結算日，按公允價值計入損益的金融資產均按公允價值計算價值，而公允價值之變動則直接在出現變動期間之損益表中確認。

2. Principal Accounting Policies (continued)

D Goodwill (continued)

Goodwill arising on acquisitions prior to 1 January 2001 continues to be recognised as a deduction from equity and should not be recognised in the consolidated profit and loss account when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired.

For previously capitalised goodwill arising on acquisitions on or after 1 January 2001 and prior to 1 January 2005, the Group has discontinued amortisation from 1 January 2005 onwards, and such goodwill is tested for impairment at the reporting date, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

A discount on acquisition arising on an acquisition of a subsidiary or an associate represents the excess of the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary/associate at the date of acquisition over the cost of acquisition. Discount on acquisition of a subsidiary is recognised immediately in the consolidated profit and loss account. A discount on acquisition arising on an acquisition of an associate is included as income in the determination of the Groups' share of results of associate in the period in which the investment is acquired.

E Financial assets and liabilities

The Group's financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale investments", "loans and receivables" and "held-to-maturity Investments" dependent on the purpose for which the assets are acquired. Financial liabilities are classified as "financial liabilities at fair value through profit or loss" and financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities). Details of classifications and measurements are as follows:

(a) *Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss are initially measured at fair value and have two sub-categories: financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the profit and loss account in the period in which they arise.

二. 主要會計政策(續)

戊 金融資產及負債(續)

(乙) 貸款及應收款項

貸款及應收款項為附帶固定或可確定金額付款之非衍生金融資產(並非在交投活躍之市場掛牌),初步按公允價值進行量值。於首次確認後之每個資產負債表結算日,貸款及應收款項乃採用實際利息法按攤銷成本減任何已確定之減值虧損後列賬。

減值虧損在有客觀證據證明有關資產已出現減值時在損益表中確認,按該資產之賬面值與按原始實際利率折讓之估計未來現金流量現值兩者間之差額衡量。減值的客觀證據包括:債務人的重大財政困難、本集團以往追討款項的經驗、以及與拖欠應收款項相關的全國或地方經濟狀況的可察覺的變化。

當有關資產的可收回款項之增額可客觀地證實涉及某件於確認減值之後發生的事件時,則減值虧損可於其後予以撤銷,但必須遵守一項限制,即有關資產於撤銷減值當日之賬面值不得超逾倘不確認減值而原應出現的攤銷成本。

(丙) 持有至期滿的投資

持有至期滿的投資為附帶固定或可確定金額付款及有固定期限,且本集團之管理層有意及有能力持有至期滿之非衍生金融資產。持有至期滿的投資初步按公允價值另加交易成本列入資產負債表,其後採用實際利息法按攤銷成本減任何已確定之減值虧損列入資產負債表。

2. Principal Accounting Policies (continued)

E Financial assets and liabilities (continued)

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market which are initially measured at fair value. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortised cost using the effective interest method, less any identified impairment losses.

An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Objective evidence of impairment includes significant financial difficulty of the debtors, the Group's past experience of collecting payments, and observable changes in national or local economic conditions that correlate with default on receivables.

Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost using the effective interest method, less any identified impairment losses.

二. 主要會計政策(續)

戊 金融資產及負債(續)

(丙) 持有至期滿的投資(續)

減值虧損在有客觀證據證明有關資產已出現減值時在損益表中確認，按該資產之賬面值與於首次確認時按實際利率計算折讓之估計未來現金流量現值兩者間之差額衡量。

減值的客觀證據包括：拖欠或拒納遺漏本息付款、以及與投資經營相關的全國或地方經濟狀況的可察覺的變化。

倘於其後減值虧損減少，而其成因可客觀地證實涉及某件於確認減值虧損之後發生的事件時，減值虧損可在損益表中撤銷。撤銷減值虧損不得導致有關資產的賬面值超逾倘不於以往年度確認減值虧損所應釐定之賬面值。

(丁) 可售投資

可售投資為指定須列入此類別或不屬於任何其他類別之非衍生工具。除非管理層擬於結算日起計十二個月內出售有關投資，否則列作非流動資產。

本集團持有若干並無在活躍市場上提供市場報價且無法可靠地衡量其公允價值之股本證券投資。該等可售投資乃按成本減減值列賬。除此之外，可售投資於首次確認時按公允價值加交易成本列賬。公允價值須於每個結算日重新計量，所得損益直接確認為權益，直至有關之金融資產被出售或被確定出現減值為止，屆時已經確認為權益之累積損益須自權益中撇除，並在損益表中確認。

倘有客觀迹象顯示股權投資出現減值，減值虧損在損益表確認。

2. Principal Accounting Policies (continued)

E Financial assets and liabilities (continued)

(c) Held-to-maturity investments (continued)

An impairment loss is recognised in the profit and loss account when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition.

Objective evidence of impairment includes default or delinquency in interest or principal payments and observable changes in national or local economic conditions that correlate with the operations of the investment.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the profit and loss account. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(d) Available for sale investments

Available for sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months from the balance sheet date.

The Group holds certain investments in equity securities, that do not have a quoted market price in an active market and whose fair value cannot be measured reliably. These available for sale investments are stated at cost less impairment losses. Apart from this, available for sale investments are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the profit and loss account.

An impairment loss is recognised in the profit and loss account when there is objective evidence that the equity investment is impaired.

二. 主要會計政策(續)

戊 金融資產及負債(續)

(丁) 可售投資(續)

減值的客觀證據包括：拖欠或拒納逾期本息付款、以及與投資經營相關的全國或地方經濟狀況的可察覺的變化。

減值虧損金額為有關股權投資賬面值與類似金融資產按現行市場回報率折讓計算之估計未來現金流量現值兩者間之差額。該等減值虧損不會於日後撥回。倘日後該等股權投資之公允價值上升，增加之數直接確認為權益。

(戊) 按公允價值計入損益的金融負債

按公允價值計入損益的金融負債初步按公允價值進行量值。於首次確認後之每個結算日，按公允價值計入損益的金融負債按公允價值計量，公允價值變動於出現變動之期間直接在損益表確認。

(己) 其他金融負債

其他金融負債初步按公允價值進行量值及於日後採用實際利率法按攤銷成本計量。

(庚) 取消確認

當自資產收取現金流量之權利屆滿或金融資產被轉讓及本集團已將金融資產之所有權之絕大部分風險及回報轉移，則金融資產被解除確認。於解除確認金融資產時，資產賬面值與已收及應收代價及已直接於權益中確認之累計收益或虧損總和間之差額，於損益賬內確認。

當有關合約所訂明責任獲解除、註銷或屆滿時，金融負債將取消確認。取消確認之金融負債之賬面值與已付及應付代價之間之差額，於損益賬內確認。

2. Principal Accounting Policies (continued)

E Financial assets and liabilities (continued)

(d) Available for sale investments (continued)

Objective evidence of impairment includes significant financial difficulty of the issuer or counterparty and observable changes in national or local economic conditions that correlate with the operations of the investment.

The amount of the impairment loss is measured as the difference between the carrying amount of the equity investment and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods. Any subsequent increase in the fair value of such equity investments is recognised directly in equity.

(e) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are initially measured at fair value. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the profit and loss account in the period in which they arise.

(f) Other financial liabilities

Other financial liabilities are initially measured at fair value and subsequently measured at amortised cost, using the effective interest method.

(g) Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in the profit and loss account.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the profit and loss account.

二. 主要會計政策(續)

己 固定資產

(甲) 投資物業

投資物業為已完成建築工程及持有作長線收租及／或資本增值用途之土地及樓宇權益。該等物業按公允價值列入資產負債表。投資物業公允價值變動於出現變動期間直接在損益表確認。

(乙) 在建工程

用作生產、租用或行政用途或尚未決定用途之在建物業、廠房及設備均以成本值減累計減值虧損(如有)列賬。成本包括所有建築支出、專業費用、撥充資本之借貸成本以及該項目之其他有關直接費用。

在工程竣工前和建築成本轉入有關之固定資產之類別前，本集團概不會為在建工程作任何折舊準備。

(丙) 其他物業、機器及設備

投資物業及在建工程以外之固定資產按成本值減累計折舊及累計減值虧損(如有)列賬。

2. Principal Accounting Policies (continued)

F Fixed Assets

(a) Investment properties

Investment properties are interests in land and buildings in respect of which construction work has been completed and which are held for long term rental and/or for capital appreciation. Such properties are carried in the balance sheet at their fair value. Changes in fair value of investment properties are recognised directly in the profit and loss account in the period in which they arise.

(b) Construction in progress

Properties, plant and equipment in the course of construction for production, rent or administrative purposes or for purposes not yet determined, are carried at cost less accumulated impairment losses, if any. Cost includes all construction expenditure, professional fees, borrowing costs capitalised and other relevant expenses directly attributable to such projects.

No provision for depreciation is made on construction in progress until such time when construction work is complete and the costs of construction are transferred to the appropriate category of fixed assets when available for use.

(c) Other property, plant and equipment

Fixed assets other than investment properties and construction in progress are stated at cost less accumulated depreciation and accumulated impairment losses, if any.

二. 主要會計政策(續)

己 固定資產(續)

(丙) 其他物業、機器及設備(續)

其他固定資產之折舊乃在計入其估計剩餘價值後，按其估計可使用年期以直線法攤銷其資產成本。剩餘價值及可使用年期於每個結算日加以審閱，並在適當情況下作出調整。所採用之估計可使用年期如下：

- 持作自用之營業租約土地權益於租約期內按直線基準攤銷
- 位於租約土地之樓宇於剩餘租約期與其估計可使用年期兩者中之較短期間（即20至50年）計算折舊

–	租賃物業裝修	按3至10年或按剩餘租賃年期兩者中較短者
–	船隻	5至15年
–	冷倉設備	10年
–	機器設備	5至25年
–	傢俬及設備	3至10年
–	汽車	3至8年

出售或棄置某項其他物業、機器及設備所產生之損益為出售所得款項與資產賬面值兩者間之差額，於損益表中確認。

(丁) 租賃資產

(i) 根據融資租約購買之資產

根據本集團享有絕大部份回報及自負風險之融資租約及租購合約而購買之資產列作根據融資租約持有，視作自置資產入賬，及將相等於成本值之數額列作固定資產及融資租約承擔，並按本集團之折舊政策計提折舊。付予出租人之款項包括本金及利息，而利息則在損益表中扣除。

2. Principal Accounting Policies (continued)

F Fixed Assets (continued)

(c) Other property, plant and equipment (continued)

Depreciation of other fixed assets is provided to write off the cost of the assets over their estimated useful lives and after taking into account their estimated residual values, using the straight line method. The residual values and useful lives are reviewed and adjusted, if appropriate, at each balance sheet date. The estimated useful lives are as follows:

- Interests in leasehold land held for own use under operating leases are amortised on a straight-line basis over the period of the lease term
- Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being 20 to 50 years

–	Leasehold improvements	3 to 10 years or over the unexpired term of lease, whichever is shorter
–	Vessels	5 to 15 years
–	Cold storage facilities	10 years
–	Plant and machinery	5 to 25 years
–	Furniture and equipment	3 to 10 years
–	Motor vehicles	3 to 8 years

The gain or loss on the disposal or retirement of an item of other property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the profit and loss account.

(d) Leased assets

(i) Assets acquired under finance leases

Assets acquired pursuant to finance leases that transfer to the Group substantially all the risks and rewards incident to ownership are classified as being held under finance leases and are accounted for as if purchased whereby an amount equivalent to cost is recorded as fixed assets and as obligations under finance leases. Depreciation is provided in accordance with the Group's depreciation policy. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to the profit and loss account.

二. 主要會計政策(續)

己 固定資產(續)

(丁) 租賃資產(續)

(ii) 營業租約費用

本集團對不享有絕大部份回報及無需承擔風險之所有租賃均視作營業租約入賬。

營業租約之租金收入或開支(扣除任何作為獎勵訂立營業租約而已收及應收之利益)在個別租約的租約期以直線法在損益表確認，若有另一基準更能代表用戶得益的時間模式，則作別論。

購入營業租約土地之成本乃於租約期內按直線基準攤銷，惟已分類為投資物業則不在此限。

(戊) 固定資產之減值

於各結算日，為評估是否有跡象顯示投資物業以外的固定資產已經減值，內部及外來之有關資料均會列入考慮。倘有跡象顯示減值存在，有關資產的可收回數額會予以估計，並(如有關)確認減值虧損，以將該項資產撇減至其可收回數額。該項減值虧損會在損益表確認。

倘於其後撥回減值虧損，則該項資產的賬面值會增加至經修訂的估計可收回數額，惟該項減值撥回數額不得超過該項資產倘於過往年度並無確認減值虧損所計算的賬面值。減值虧損撥回乃在確認撥回數額的年度計入損益表。

2. Principal Accounting Policies (continued)

F Fixed Assets (continued)

(d) Leased assets (continued)

(ii) Operating lease charges

All leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Rental income or expense arising from operating leases (net of any benefits received and receivable as an incentive to enter into an operating lease) is recognised in the profit and loss account on a straight line basis over the periods of the respective leases except where an alternative basis is more representative of the time pattern of the user's benefit.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property.

(e) Impairment of fixed assets

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

二. 主要會計政策(續)

庚 其他無形資產

於首次確認時，分開購入及來自業務併購之其他無形資產分別按成本及公允價值確認。於首次確認後，享有無限可使用年期之其他無形資產按成本減其後出現之累計減值虧損列賬。有限定可使用年期之其他無形資產按成本列賬，並於其可使用年期內以直線法攤銷。攤銷由資產可供使用時開始計算。以下為有限定可使用年期之其他無形資產之估計可使用年期：

商標	10至20年
專利權使用費	50年

該等無形資產於每個結算日進行減值評估，方法為以其賬面值與其可收回金額作比較。倘有迹象顯示存在減值，減值虧損自損益表扣除，藉以將有關資產減至其可收回金額。倘日後撥回減值虧損，資產之賬面值須增至其經修訂之估計可收回金額。撥回減值虧損僅以倘無於以往年度確認減值虧損所應釐定之資產賬面值為限。

辛 遞延税項

因資產負債的評税基準與財務報告所示資產負債賬面值之間的暫時差異而引致的遞延税項，以資產負債表法全數撥備，只有少數情況例外。遞延税項資產乃就有可能將未來應課税溢利與可動用之短暫時差抵銷而確認。計算遞延税項時，會以資產變現或負債清償所屬期間預期適用的税率計算。

壬 物業存貨

物業存貨乃指待售物業，乃按成本值及可變現淨值兩者中較低者列賬。可變現淨值乃經管理層參考現行市況作出之估計釐定。

2. Principal Accounting Policies (continued)

G Other intangible assets

On initial recognition, other intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, other intangible assets with indefinite useful lives are carried at cost less subsequent accumulated impairment losses. Other intangible assets with finite useful lives are stated at cost and are amortised on the straight line method over their useful lives with amortisation commences when the asset is available for use. The estimated useful lives of other intangible assets with definite useful lives are as follows:

Brand names	10 to 20 years
Patent royalty	50 years

These intangible assets are assessed for impairment at each balance sheet date by comparing their carrying amounts with their recoverable amounts. Where indication of impairment exists, an impairment loss is charged to profit and loss to reduce the assets to its recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the assets is increased to the revised estimate of its recoverable amount. Such reversal of impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

H Deferred taxation

Deferred taxation is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with limited exceptions. Deferred taxation assets are recognised to the extent that it is probable that future taxable profits will be available against which deductible temporary difference can be utilised. Deferred taxation is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

I Stock of properties

Stock of properties represents properties held for sale which is stated at the lower of cost and net realisable value. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

二. 主要會計政策(續)

癸 其他存貨

其他存貨包括原材料、易耗品及包裝材料、在製品及製成品。其價值乃按成本值及可變現淨值兩者中之較低者列賬。

在製品及製成品之成本包括直接原材料、直接勞工成本及適當攤分之生產費用。

成本乃按加權平均法釐定，或就零售業務而言，成本乃按先入先出基準計算。

可變現淨值乃按估計淨銷售價減所有其他生產成本及有關市場推廣、銷售及分銷之成本而釐定。

子 衍生金融工具及對沖

除非被指定且合資格成為有效對沖工具，衍生金融工具於各結算日按公允價值確認，並視作持有做買賣的金融資產／負債。本集團已建立兩類對沖關係，包括公允價值對沖及現金流量對沖。

(甲) *公允價值對沖*

就對沖某項已確認資產或負債或未確認承擔之公允價值變動風險而作出之對沖歸類為公允價值對沖。

就符合資格採用對沖會計處理方法之公允價值對沖而言，對沖工具及被對沖風險所屬被對沖項目之公允價值變動均於公允價值出現變動之期間在損益表中確認。

2. Principal Accounting Policies (continued)

J Other stocks

Other stocks which comprise raw materials, consumables and packing materials, work-in-progress and finished goods are stated at the lower of cost and net realisable value.

Cost of work-in-progress and finished goods comprise direct materials, direct labour and an appropriate proportion of production overheads.

Cost is determined on the weighted average method or in the case of retail business, cost is calculated on the first-in first-out basis.

Net realisable value is determined as the estimated net selling price less all further costs of production and the related costs of marketing, selling and distribution.

K Derivative financial instruments and hedging

Derivative financial instruments are recognised at fair value at each balance sheet date and are deemed as held-for-trading financial assets/liabilities, unless they are designated and qualified as effective hedging instruments. The Group has entered into two types of hedge relationships, including fair value hedges and cash flow hedges.

(a) *Fair value hedges*

Hedges are classified as fair value hedges when hedges are made to hedge against exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment.

For fair value hedges that qualifying for hedge accounting, changes in the fair values of hedging instruments and hedged item attributable to the hedged risk are recognised in the profit and loss in the periods in which fair value changes arise.

二. 主要會計政策(續)

子 衍生金融工具及對沖(續)

(乙) 現金流量對沖

就對沖現金流量之變動風險而作出之對沖歸類為現金流量對沖，該等對沖乃為某項已確認資產或負債或估計極有可能進行之交易所涉及之特定風險而作出。

就符合資格採用對沖會計處理方法之現金流量對沖而言，因對沖工具之公允價值出現變動所產生之損益實際部份首先確認為權益，並於被對沖項目有盈虧影響時轉撥至損益表。不符合對沖會計處理方法之對沖部份即時在損益表確認。

就日後導致確認非金融資產或非金融負債之預測交易對沖而言，相關之損益自權益中撇除，並列作該項資產或負債之初步成本或其他賬面值。

不符合資格採用對沖會計處理方法或被歸類為持有作買賣的金融資產／負債的衍生工具因公允價值變動而產生之任何損益均直接撥入損益表。

丑 收益確認

收益乃按已收或應收代價之公允價值計量，指在一般業務過程中提供商品與服務所應收的款項(扣除折扣)。

銷售在交付商品及提供服務時確認；利息收入於產生時在損益表確認。

投資股息收入在收取付款的股東權利獲確定時予以確認。

2. Principal Accounting Policies (continued)

K Derivative financial instruments and hedging (continued)

(b) Cash flow hedges

Hedges are classified as cash flow hedges when hedges are made to hedge against exposure to variability in cash flows that are attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction.

For cash flow hedges that qualify for hedge accounting, the effective portion of the gains or losses arising on the changes in fair value of hedging instruments is initially recognised in equity and transferred to the profit and loss account when the hedged item affects the profit and loss account. The ineffective portion is recognised immediately in the profit and loss account.

For the hedge of a forecast transaction that subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains or losses are removed from equity and included in the initial cost or other carrying amount of the asset or liability.

Any gains or losses arising from changes in the fair value of derivatives that either do not qualify for hedge accounting or are classified as held-for-trading financial assets/liabilities are taken directly to the profit and loss account.

L Recognition of revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business and net of discounts.

Sales are recognised upon delivery of goods and provision of services; and interest income is recognised in the profit and loss account as it accrues.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

二. 主要會計政策(續)

寅 財務擔保合同

財務擔保指要求發行人(即擔保人)於特定債務人未能依照債務工具條款按期付款時,作出特定付款以賠償擔保受益人(「持有人」)損失的合約。若發行擔保已收取或應收取代價,該代價應在綜合損益表確認。

卯 借貸成本

借貸成本按應計基準入賬,並於產生年度之損益表扣除,惟直接涉及收購、建設或生產必須經過一段頗長時間之後才能準備就緒作擬定用途或出售之資產之成本則撥充資本,作為該等資產之部份成本,直至有關資產大致上可投入作擬定用途或出售為止。

為安排銀團貸款備用額及債務證券而支付的費用為遞延費用,採用實際利息法按攤銷成本列賬。

辰 外匯

在編列個別集團實體之財務報告時,以該實體之功能貨幣以外其他貨幣(外幣)進行之交易乃按交易日期之匯率兑換為功能貨幣(即有關實體營業所在主要經濟環境之貨幣)列賬。於各結算日,以外幣為單位之貨幣項目按結算日之匯率重新換算。以外幣為單位按公允價值列賬之非貨幣項目按釐定公允價值當日之匯率重新換算。按原始成本計量而以外幣為單位之非貨幣項目毋須重新換算。

因結算貨幣項目及換算貨幣項目而產生之匯兑差額於出現差額之期間在損益表確認,惟屬於本集團於海外業務之淨額投資一部份之貨幣項目所產生之匯兑差額除外,在此情況下,該等匯兑差額在綜合財務報告中確認為權益。因換算非貨幣項目而產生之匯兑損益直接確認為權益。

2. Principal Accounting Policies (continued)

M Financial guarantee contracts

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in consolidated profit and loss account.

N Borrowing costs

Borrowing costs are accounted for on the accrual basis and charged to the profit and loss account in the year incurred, except for costs that are directly attributable to the acquisition, construction or production of qualifying assets which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of that assets, until such time as the assets are substantially ready for their intended use or sale.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred, and are carried at amortised cost using the effective interest method.

O Foreign exchange

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in the profit and loss account in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity.

二. 主要會計政策(續)

辰 外匯(續)

在編列綜合財務報告時，本集團之海外業務之資產及負債按結算日之匯率兌換為本公司之列賬貨幣(即港幣)，其收支項目則按全年之平均匯率換算，惟如期內匯率曾出現大幅波動者除外。在此情況下，則改用交易當日之匯率換算。匯兌差額(如有)歸類為權益，並轉撥至本集團之匯兌儲備。該等匯兌差額於出售有關海外業務之期間內在綜合損益表中確認。

於二零零五年一月一日或之後收購海外業務而產生之商譽及就所收購可辨認資產作出之公允價值調整列作該海外業務之資產及負債，並按結算日之匯率換算。因此而產生之匯兌差額在匯兌儲備中確認。

二零零五年一月一日前，因收購外國業務時而產生的對所收購的可識別資產的商譽及公平值調整，視為收購人的非貨幣外匯項目，採用收購日期通行的歷史成本申報。

巳 以股份形式付款

本集團曾就若干僱員及其他參與者提供之服務向彼等授予購股權，讓彼等根據本公司之購股權計劃認購本公司之股份。所獲服務之公允價值乃參考所授購股權於授出日期之公允價值釐定，並於授予期間按直線基準列作支出，而權益(僱員股份補償儲備)則相應增加。

2. Principal Accounting Policies (continued)

O Foreign exchange (continued)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such exchange differences are recognised in the consolidated profit and loss account in the period which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation before 1 January 2005 is treated as non-monetary foreign currency items of the acquirer and reported using the historical cost prevailing at the date of acquisition.

P Share-based payment

The Group has granted share options to certain employees and other participants, for their services rendered, to subscribe for shares of the Company in accordance with the Company's share option scheme. The fair value of services received is determined by reference to the fair value of share options granted at the grant date and is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (employee share-based compensation reserve).

三. 重要會計估計

甲 投資物業

投資物業之公允價值每年由獨立估值師按市值釐定，或按現有用途基準計算租金收入淨額，並計入復歸業權可能帶來之收入。

在作出判斷時，主要考慮以於結算日之市況及租金收入淨額之適當資本化率作依據之假設。該等估計須定期與實際市場數據及本集團進行之交易作比較。

乙 估計商譽減值

本集團根據附註二丁所載之會計政策按年就商譽進行減值測試。於確定商譽有否減值時，必須估計有關商譽所獲分配之現金產生單位之可收回金額。可收回金額乃根據使用中價值計算法或現金產生單位之公允價值減出售成本釐定。計算詳情在附註十八中披露。

丙 遞延税項資產

於二零零七年十二月三十一日，為數港幣28百萬元(二零零六年：港幣54百萬元)涉及未用税項虧損之遞延税項資產已在本集團之資產負債表中確認。確認遞延税項資產主要視乎日後是否備有足夠未來可徵收溢利或應課税短暫差額。倘所產生之實際未來可徵收溢利較預期少，可能引致巨額遞延税項資產回撥並於損益表中確認。

3. Critical Accounting Estimates

A Investment properties

The fair values of investment properties are determined annually by independent valuer on market value for existing use basis or calculated on the net rental income and allowing for reversionary income potential.

In making the judgement, considerations have been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates of the net rental income. These estimates are regularly compared to actual market data and transactions entered into by the Group.

B Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2D. Determining whether goodwill is impaired requires an estimation of the recoverable amounts of cash-generating units to which goodwill has been allocated. The recoverable amounts have been determined either based on value-in-use calculations or the cash-generating units' fair value less costs to sell. Details of the calculation are disclosed in Note 18.

C Deferred taxation assets

As at 31 December 2007, a deferred tax asset of HK$28 million (2006: HK$54 million) in relation to unused tax losses has been recognised in the Group's balance sheet. The recognition of the deferred tax asset mainly depends on whether sufficient future assessable profits or taxable temporary differences will be available in the future. In cases where the actual future assessable profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognised in the profit and loss account in the period such a reversal takes places.

四. 財務風險管理目標及政策

本集團之業務性質令本集團須承受各類財務風險，包括信貸風險、流動資金風險、利率風險及貨幣風險。管理層致力管理及監察該等風險，確保及時採取有效措施。

甲 信貸風險

於二零零七年十二月三十一日，本集團因交易方未能履行責任而面對為本集團招致財務損失的信貸風險，最高以綜合資產負債表所列已確認金融資產的賬面值為限。

4. Financial Risk Management Objective and Policies

The Group's activities expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk and currency risk. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

A Credit risk

As at 31 December 2007, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet.

四. 財務風險管理目標及政策(續)

甲 信貸風險(續)

本集團之信貸風險主要涉及貿易及其他應收款項、應收聯營公司款項、銀行結存及已訂立之衍生金融工具。

本集團的貿易及應收款項之信貸風險不存在過分集中情況，因本集團的客戶遍佈各行各業及不同地區。零售業務及飲品業務的一部分交易，產品銷售均以現金進行。本集團已制訂政策，確保掛賬客戶財政健全，擁有良好的信貸記錄。為盡量降低信貸風險，審批信貸限額前必先進行信貸評估，並執行其他監察措施，確保對逾期未還債務採取跟進行動。此外亦對賬齡及收回機會作定期檢討，確保為不能收回的款項，作出充分的減值虧損撥備。

至於銀行存款及牽涉衍生金融工具之交易，本集團已定下程序及政策，確保交易方信譽達到可接受水平。

除附註35所述本公司給予的財務擔保外，本集團並無提供任何其他將會使本集團面臨信貸風險的擔保。

乙 流動資金風險

本集團維持充裕現金，並有足夠的已承諾信貸額度可供使用，為業務資本、潛在投資機會、債務利息及股息付款等提供資金，因此可控制流動資金風險。管理層亦密切監察本集團的滾動資金預測、實際現金流量、以及金融資產與負債的到期情況。

除短期貸款，長期負債及衍生金融務工具外，本集團所有其他金融負債均不計息。下表詳列本集團計息金融負債於結算日的尚餘合約期限，乃根據合約未貼現現金流量(包括採用合約利率計算的利息付款，或如屬浮動利率，則根據結算日通行的利率)，以及本集團可能被要求付款的最早日期。按淨額結算的衍生工具，則呈報未貼現淨現金(流入)／流出。當衍生工具需按毛額結算，則呈報未貼現毛現金(流入)／流出。

4. Financial Risk Management Objective and Policies (continued)

A Credit risk (continued)

The Group's credit risk is primarily attributable on trade and other receivables, amounts due from associates, bank balances and derivative financial instruments entered into.

The Group has no significant concentrations of credit risk on trade and other receivables as its customer bases are widely spread across diverse industries and geographical locations. For its retail businesses and some transactions in its beverage businesses, sales of products are made in cash. The Group has policies in place to ensure that open account customers are financially viable and with an appropriate credit history. To minimise its credit risk exposure, credit evaluations are performed for the determination and approval of credit limits granted and other monitoring procedures are implemented to ensure that follow-up actions are taken to recover overdue debts. In addition, regular reviews on aging and recoverability are performed to ensure that adequate impairment losses are made for irrecoverable amounts.

In respect of bank deposits and transactions involving derivative financial instruments, the Group has procedures and policies in place to ensure they are made to counterparties with acceptable credit quality.

Except for the financial guarantees given by the Company as set out in note 35, the Group does not provide any other guarantees which would expose the Group to credit risk.

B Liquidity risk

The Group's manages liquidity risk by maintaining sufficient cash and the availability of adequate committed credit facilities to fund capital, prospective investment opportunities, debt servicing obligations and dividend payments. Management also closely monitors the Group's rolling forecast and actual cash flows and maturity profiles of financial assets and liabilities.

Other than short term loans, long term liabilities and derivative financial instruments, all other financial liabilities of the Group are non-interest bearing. The following table details the remaining contractual maturities at the balance sheet date of the Group's interest bearing financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Group can be required to pay. For derivative instruments settled on a net basis, undiscounted net cash (inflow)/outflow is presented. Whereas they require gross settlement, the undiscounted gross (inflow)/outflow is presented.

四. 財務風險管理目標及政策(續)

4. Financial Risk Management Objective and Policies (continued)

乙 流動資金風險(續)

B Liquidity risk (continued)

		實際利率 Effective Interest rate %	一年內 Within 1 year 港幣百萬元 HK$ million	超過一年但少於兩年 More than 1 year but less than 2 years 港幣百萬元 HK$ million	超過兩年但少於五年 More than 2 year but less than 5 years 港幣百萬元 HK$ million	超過五年 More than 5 years 港幣百萬元 HK$ million	已訂約未貼現現金流量總額 Total contractual undiscounted cash flow 港幣百萬元 HK$ million	賬面值 Carrying amount 港幣百萬元 HK$ million
二零零七年	2007							
固定利率借貸	Fixed rate borrowings							
其他貸款	Other loans	-	17	37	66	31	151	151
浮動利率借貸	Variable rate borrowings							
信託收據及透支	Trust receipts and overdrafts	5.64	29	-	-	-	29	28
銀行貸款	Bank loans	4.92	5,401	899	7,223	4	13,527	12,267
融資租約	Finance lease	10.53	2	-	-	-	2	1
			5,432	899	7,223	4	13,558	12,296
			5,449	936	7,289	35	13,709	12,447
衍生工具－淨結算	Derivatives – net settlement							
利率掉期	Interest rate swaps	-	4	-	-	-	4	4
二零零六年	2006							
固定利率借貸	Fixed rate borrowings							
其他貸款	Other loans	-	13	35	82	-	130	130
浮動利率借貸	Variable rate borrowings							
融資租約	Finance lease	11.48	3	1	-	-	4	3
銀行貸款	Bank loans	4.15	5,353	126	3,965	4	9,448	8,704
			5,356	127	3,965	4	9,452	8,707
			5,369	162	4,047	4	9,582	8,837
衍生工具－淨結算	Derivatives – net settlement							
利率掉期	Interest rate swaps	-	22	-	-	-	22	16
期油合約－流入	Oil future contracts – inflow	-	(161)	-	-	-	(161)	(161)
期油合約－流出	Oil future contracts – outflow	-	151	-	-	-	151	151
			12	-	-	-	12	6
衍生工具－毛結算	Derivatives – gross settlement							
外幣遠期合約	Foreign currency forward contracts							
－流入	– inflow	-	(1,505)	-	-	-	(1,505)	(1,505)
－流出	– outflow	-	1,503	-	-	-	1,503	1,503
			(2)	-	-	-	(2)	(2)

四. 財務風險管理目標及政策(續)

丙 **利率風險**

本集團的利率風險，主要來自長期及短期借貸。固定和浮動利率的借貸使集團分別面對公允價值利率風險及現金流量利率風險。為平衡利率風險，本集團之貸款兼採固定／浮動息率，並定期進行檢討。為免風險過份集中，本集團進行利率掉期，以緩和目前及日後公司盈利能力因利率波動而受到的影響。

下列敏感度分析按結算日衍生工具及非衍生工具的利率計算。對浮息負債的分析，假設結算日負債額於全年均已欠負。

若利率上升／下降100點子，而其他可變因素均維持不變，本集團截至二零零七年十二月三十一日止年度的溢利將會減少／增加港幣122百萬元(二零零六年：減少／增加港幣88百萬元)。

此分析乃根據某些假定及假設情況而進行。於實際情況下，市場利率不會單獨改變。管理層認為此分析只用作參考，不應被視作未來溢利或虧損的預測。

丁 **貨幣風險**

本集團若干附屬公司在香港以外地區營業，並以當地貨幣作為其功能貨幣。

本集團若干附屬公司以外幣進行買賣，使本集團面對外幣風險。本集團的銷售額約6.26%以進行銷售的集團實體的功能貨幣以外的貨幣計值，近97%的成本以集團實體各自的功能貨幣計值。

本集團因以相關實體功能貨幣以外其他貨幣計值的已確認資產或負債而產生的貨幣風險，於結算日情形詳述如下。

4. Financial Risk Management Objective and Policies

(continued)

C **Interest rate risk**

The Group is exposed to interest rate risk mainly from its long term and short term borrowings. Borrowings at fixed and floating interest rates expose the Group to fair value interest rate risk and cash flow interest rate risk respectively. To cover interest rate risk, the Group maintains the loan portfolio in a preferred fixed/floating interest rate mix and review regularly. To avoid undue concentration of risk, the Group entered into interest rate swaps to mitigate current and future corporate profitability from interest rate volatility.

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liabaility outstanding at the balance sheet date was outstanding for the whole year.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended 31 December 2007 would decrease/increase by HK$122 million (2006: decrease/increase by HK$88 million).

This analysis is prepared by using certain assumptions on a hypothetical situation. In reality, market interest rates would not change in isolation. In management's opinion, the analysis is used for reference purpose and should not be considered a projection of the future profits or losses.

D **Currency risk**

Some subsidiaries of the Group are operating outside Hong Kong and have their local currencies as their functional currencies.

Several subsidiaries of the Group have foreign currency sales and purchases, which expose the Group to foreign currency risk. Approximately 6.26% of the Group's sales are demoninated in currencies other than the functional currency of the group entity making the sale, whilst almost 97% of costs are denominated in the group entity's respective functional currencies.

The following table details the Group's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

四. 財務風險管理目標及政策(續)

4. Financial Risk Management Objective and Policies (continued)

丁 貨幣風險(續)

D Currency risk (continued)

		二零零七年 2007		二零零六年 2006	
		資產 Assets 港幣百萬元 HK$ million	負債 Liabilities 港幣百萬元 HK$ million	資產 Assets 港幣百萬元 HK$ million	負債 Liabilities 港幣百萬元 HK$ million
人民幣	Renminbi	**165**	**34**	183	106
美元	US Dollars	**1,513**	**1,670**	3,733	1,367
港幣	HK Dollars	**74**	**156**	39	–

下表詳述港幣兑人民幣升貶值5%對本集團的影響。(在聯繫匯率制度下，港元兑美元的匯兑差額將不會有重大財務影響；因而沒有作出敏感度分析。)影響敏感度分析僅包括以外幣計值的貨幣項目，年底時調整匯價，以反映外幣匯率的5%變動。在下表中，正數反映若港幣兑人民幣升值5%，溢利及其他權益將會增加。若港幣兑人民幣貶值5%，對溢利及其他權益將產生相等但相反的影響。

The following table details the Group's sensitivity to a 5% increase or decrease in the Hong Kong dollars against Renminbi. (Under the linked exchange rate system, the financial impact on exchange difference between Hong Kong dollar and US dollar will be immaterial and therefore no sensitivity analysis has been prepared.) The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at year end for a 5% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the Hong Kong dollars strengthens 5% against Renminbi. For a 5% weakening of the Hong Kong dollars against Renminbi, there would be an equal and opposite impact on the profit and other equity.

		對稅後溢利／(虧損)及保留溢利的影響 Effect on profit/(loss) after tax and retained profits		對權益其他組成部分的影響 Effect on other components of equity	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
人民幣	Renminbi	**(28)**	(4)	**–**	–

此分析乃根據某些假定及假設情況而進行。於實際情況下，市場匯率不會單獨改變。管理層認為此分析只用作參考，不應被視作未來溢利或虧損的預測。

This analysis is prepared by using certain assumptions on a hypothetical situation. In reality, market exchange rates would not change in isolation. In management's opinion, the analysis is used for reference purpose and should not be considered a projection of the future profits or losses.

五. 資本風險管理

本集團實行資本管理的目的，是要確保集團內實體能持續經營，同時通過債務與權益結餘的優化，提高利益群體的回報。本集團整體策略與前一年度並無不同。

本集團的資本結構包括債務(包括附註28所披露的借貸)、現金及現金等價物、本公司權益持有人應佔權益(包括綜合權益變動表所披露的已發行股本、儲備及保留盈利)。

本集團管理層定期審議資本結構。本集團考慮資本成本及各類資本的相關風險，並通過支付利息、發行新股、以至作出銀行借貸或贖回現有債務等方式，對整體資本結構作出平衡。

5. Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balances. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 28, cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity.

The management of the Group reviews the capital structure regularly. The Group considers the cost of capital and the risks associated with each class of capital, and will balance its overall capital structure through the payment of dividends, new share issues as well as the raise of bank borrowings or the redemption of existing debt.

六. 營業額及分類資料

6. Turnover and Segment Information

		二零零七年 **2007** 港幣百萬元 **HK$ million**	二零零六年 2006 港幣百萬元 HK$ million
營業額指本公司及其附屬公司向外界客戶之銷售；包括來自下列項目之收入：	**Turnover represents sales by the Company and its subsidiaries to outside customers and comprises revenue from:**		
出售貨品	Sales of goods	**59,431**	63,235
提供服務及其他收入	Rendering of services and others	**2,324**	1,854
租金收入	Rental income	**367**	345
出售物業	Sales of properties	**1**	3
		62,123	65,437
已終止經營之業務	**Discontinued operation**	**(10,610)**	(25,100)
		51,513	40,337

六. 營業額及分類資料(續)
主要申報規格 — 按業務劃分

6. Turnover and Segment Information (continued)
Primary reporting format – business segments

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	持續經營之業務合計 Continuing Operations Total 港幣百萬元 HK$ million	石油及相關產品經銷(已終止經營之業務) Petroleum and Related Products Distribution (Discontinued Operation) 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
截至二零零七年十二月三十一日止年度	For the year ended 31 December 2007										
營業額	TURNOVER										
對外銷售	External sales	25,943	13,279	7,232	4,713	346	-	-	51,513	10,610	62,123
業務間銷售*	Inter-segment sales*	65	25	149	-	29	-	(268)	-	-	-
合計	Total	26,008	13,304	7,381	4,713	375	-	(268)	51,513	10,610	62,123
分類業績	Segment result	937	884	682	265	830	(3)		3,595	251	3,846
未經分類的公司支出	Unallocated corporate expenses								(94)	-	(94)
利息收入	Interest income								278	13	291
出售已終止經營業務所得溢利	Profit on disposal of discontinued operation								-	2,399	2,399
財務成本	Finance costs								(480)	(23)	(503)
應佔聯營公司業績淨額	Share of net results of associates	-	-	9	(1)	-	345		353	-	353
稅項	Taxation								(764)	(58)	(822)
本年度溢利	Profit for the year								2,888	2,582	5,470

六. 營業額及分類資料(續)
主要申報規格 — 按業務劃分(續)

6. Turnover and Segment Information (continued)
Primary reporting format – business segments (continued)

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	持續經營之業務合計 Continuing Operations Total 港幣百萬元 HK$ million	石油及相關產品經銷(已終止經營之業務) Petroleum and Related Products Distribution (Discontinued Operation) 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
於二零零七年十二月三十一日	As at 31 December 2007										
資產	ASSETS										
分類資產	Segment assets	15,797	23,272	5,126	5,640	7,406	1		57,242	-	57,242
於聯營公司之權益	Interests in associates	-	-	190	40	-	1,217		1,447	-	1,447
遞延税項資產	Deferred taxation assets								119	-	119
可退回税項	Taxation recoverable								20	-	20
未經分配的公司資產	Unallocated corporate assets								1,863	-	1,863
綜合資產總值	Consolidated total assets								60,691	-	60,691
負債	LIABILITIES										
分類負債	Segment liabilities	7,593	12,409	1,209	2,058	377	4		23,650	-	23,650
應付税項	Taxation payable								268	-	268
遞延税項負債	Deferred taxation liabilities								1,243	-	1,243
未經分配的公司負債	Unallocated corporate liabilities								5,366	-	5,366
綜合負債總值	Consolidated total liabilities								30,527	-	30,527
其他資料	OTHER INFORMATION										
資本開支	Capital expenditure	2,129	6,234	542	746	277	2		9,930	2	9,932
折舊及攤銷	Depreciation and amortisation	599	630	150	197	6	2		1,584	26	1,610
所確認減值虧損	Impairment loss recognised	7	55	-	3	-	6		71	-	71

六. 營業額及分類資料(續)

主要申報規格 — 按業務劃分(續)

6. Turnover and Segment Information (continued)

Primary reporting format – business segments (continued)

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	持續經營之業務合計 Continuing Operations Total 港幣百萬元 HK$ million	石油及相關產品經銷(已終止經營之業務) Petroleum and Related Products Distribution (Discontinued Operation) 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
截至二零零六年十二月三十一日止年度	For the year ended 31 December 2006										
營業額	TURNOVER										
對外銷售	External sales	20,363	9,432	5,769	4,453	320	–	–	40,337	25,100	65,437
業務間銷售*	Inter-segment sales*	55	23	323	–	29	–	(430)	–	–	–
合計	Total	20,418	9,455	6,092	4,453	349	–	(430)	40,337	25,100	65,437
分類業績	Segment result	467	753	559	169	779	(1)		2,726	664	3,390
未經分類的公司支出	Unallocated corporate expenses								(90)	–	(90)
利息收入	Interest income								243	30	273
出售已終止經營業務所得溢利	Profit on disposal of discontinued operation								35	482	517
財務成本	Finance costs								(386)	(68)	(454)
應佔聯營公司業績淨額	Share of net results of associates	–	–	1	(3)	–	335		333	–	333
稅項	Taxation								(562)	(82)	(644)
本年度溢利	Profit for the year								2,299	1,026	3,325

六. 營業額及分類資料(續)

主要申報規格 — 按業務劃分(續)

6. Turnover and Segment Information (continued)

Primary reporting format – business segments (continued)

		零售 Retail 港幣百萬元 HK$ million	飲品 Beverage 港幣百萬元 HK$ million	食品加工及經銷 Food Processing and Distribution 港幣百萬元 HK$ million	紡織 Textile 港幣百萬元 HK$ million	投資物業 Investment Property 港幣百萬元 HK$ million	投資及其他業務 Investments and Others 港幣百萬元 HK$ million	對銷 Elimination 港幣百萬元 HK$ million	持續經營之業務合計 Continuing Operations Total 港幣百萬元 HK$ million	石油及相關產品經銷(已終止經營之業務) Petroleum and Related Products Distribution (Discontinued Operation) 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
於二零零六年十二月三十一日	As at 31 December 2006										
資產	ASSETS										
分類資產	Segment assets	12,207	13,703	3,999	4,703	6,752	55		41,419	3,779	45,198
於聯營公司之權益	Interests in associates	-	-	186	44	-	923		1,153	-	1,153
遞延税項資產	Deferred taxation assets								123	-	123
可退回税項	Taxation recoverable								12	2	14
未經分類的公司資產	Unallocated corporate assets								1,266	-	1,266
綜合資產總值	Consolidated total assets								43,973	3,781	47,754
負債	LIABILITIES										
分類負債	Segment liabilities	5,828	5,924	1,154	1,605	334	4		14,849	2,190	17,039
應付税項	Taxation payable								166	42	208
遞延税項負債	Deferred taxation liabilities								1,003	20	1,023
未經分類的公司負債	Unallocated corporate liabilities								4,519	-	4,519
綜合負債總值	Consolidated total liabilities								20,537	2,252	22,789
其他資料	OTHER INFORMATION										
資本開支	Capital expenditure	1,214	1,744	148	452	165	1		3,724	216	3,940
折舊及攤銷	Depreciation and amortisation	547	553	144	182	4	1		1,431	127	1,558
所確認減值虧損	Impairment loss recognised	2	19	-	4	-	-		25	-	25

* 業務間銷售乃按當時的市場價格收費

* Inter-segment sales were charged at prevailing market rates

六. 營業額及分類資料(續)
次要申報規格－按地區劃分

6. Turnover and Segment Information (continued)
Secondary reporting format – geographical segments

		香港 Hong Kong 港幣百萬元 HK$ million	中國內地 Chinese Mainland 港幣百萬元 HK$ million	其他國家 Other Countries 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
截止二零零七年十二月三十一日止年度的營業額	**Turnover for the year ended 31 December 2007**	17,331	41,434	3,358	62,123
於二零零七年十二月三十一日	**As at 31 December 2007**				
分類資產	Segment assets	12,082	43,966	1,194	57,242
添置分類資產	Additions to segment assets	127	9,717	88	9,932
截止二零零六年十二月三十一日止年度的營業額	**Turnover for the year ended 31 December 2006**	23,441	38,786	3,210	65,437
於二零零六年十二月三十一日	**As at 31 December 2006**				
分類資產	Segment assets	13,182	29,888	2,128	45,198
添置分類資產	Additions to segment assets	161	3,676	103	3,940

七. 其他收入　7. Other Income

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
其他收入包括下列各項：	**Other income includes the following:**		
持續經營之業務	**Continuing operations**		
來自非上市可售投資的股息	Dividends from unlisted available for sale investments	**3**	4
利息收入	Interest income	**278**	243
投資物業重估盈餘	Valuation gain on investment properties	**567**	526
衍生金融工具之公允價值盈餘	Fair value gain on derivative financial instruments	**98**	108
出售附屬公司／業務所得溢利	Profit on disposal of subsidiaries/business	**–**	35
出售聯營公司權益之所得溢利	Profit on disposal of interests in associates	**78**	1
已終止經營之業務	**Discontinued operation**		
來自非上市可售投資的股息	Dividends from unlisted available for sale investments	**1**	3
利息收入	Interest income	**13**	30
投資物業重估盈餘	Valuation gain on investment properties	**–**	2
出售固定資產所得溢利	Profit on disposal of fixed assets	**–**	5

八. 財務成本 8. Finance Costs

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
持續經營之業務	**Continuing operations**		
融資租約利息	Interests on finance leases	–	1
須於五年內悉數償還之銀行貸款及其他貸款利息	Interests on bank loans and other loans wholly repayable within five years	469	373
毋須於五年內悉數償還之其他貸款利息	Interests on other loans not wholly repayable within five years	–	5
融資支出	Financing charges	11	10
		480	389
減：合資格資產成本形式之撥充資本款項*	Less: Amount capitalised in cost of qualifying assets*	–	(3)
		480	386
已終止經營之業務	**Discontinued operation**		
須於五年內悉數償還之銀行貸款及其他貸款利息	Interests on bank loans and other loans wholly repayable within five years	18	65
融資支出	Financing charges	5	3
		23	68
		503	454

* 資本化金額指專就取得合資格資產而借入貸款所需的借貸成本。

* The amount capitalised represents the borrowing cost of loans which are borrowed specifically for the purpose of obtaining the qualifying assets.

九. 本年度溢利　9. Profit For the Year

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本年度溢利已扣除下列各項：	**Profit for the year has been arrived at after charging:**		
持續經營之業務	**Continuing operations**		
核數師酬金	Auditors' remuneration	**21**	23
員工成本（包括董事酬金）	Staff costs (including directors' emoluments)	**4,481**	3,449
折舊	Depreciation		
–自置資產	– Owned assets	**1,574**	1,411
–按融資租約持有的資產	– Assets held under finance leases	**1**	4
固定資產之已確認減值虧損（包括在一般及行政費用內）	Impairment loss recognised on fixed assets (included in general and administrative expenses)	**20**	24
其他無形資產之已確認減值虧損（包括在一般及行政費用內）	Impairment loss recognised on other intangible assets (included in general and administrative expenses)	**41**	1
其他無形資產攤銷（包括在一般及行政費用內）	Amortisation of other intangible assets (included in general and administrative expenses)	**9**	16
土地及樓宇之營業租約費用*	Operating leases charges on land and buildings*	**1,459**	1,198
已售貨品成本	Cost of goods sold	**38,618**	30,109
出售固定資產所得虧損	Loss on disposal of fixed assets	**29**	–
已終止經營之業務	**Discontinued operation**		
員工成本（包括董事酬金）	Staff costs (including directors' emoluments)	**63**	232
折舊	Depreciation		
–自置資產	– Owned assets	**22**	104
–按融資租約持有的資產	– Assets held under finance leases	**4**	8
其他無形資產攤銷（包括在一般及行政費用內）	Amortisation of other intangible assets (included in general and administrative expenses)	**–**	15
土地及樓宇之營業租約費用	Operating leases charges on land and buildings	**19**	46
已售貨品成本	Cost of goods sold	**10,108**	23,641
出售固定資產所得虧損	Loss on disposal of fixed assets	**–**	1

九. 本年度溢利(續) 9. Profit For the Year (continued)

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
並已計入：	**And after crediting:**		
持續經營之業務	**Continuing operations**		
租金收入毛額	Gross rental income	**366**	344
減：相關支出	Less: Related out-goings	**(33)**	(33)
租金收入淨額	Net rental income	**333**	311
已終止經營之業務	**Discontinued operation**		
租金收入毛額	Gross rental income	**1**	1
減：相關支出	Less: Related out-goings	**–**	–
租金收入淨額	Net rental income	**1**	1

* 包括或然租金港幣231百萬元(二零零六年：港幣196百萬元)。

* Including contingent rent of HK$231 million (2006: HK$196 million).

十. 董事酬金 10. Directors' Emoluments

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
袍金	Fees	**1.84**	1.12
基本薪金及津貼	Basic salaries and allowances	**12.89**	13.19
公積金供款	Provident fund contributions	**1.09**	1.15
已付花紅	Bonus paid	**5.67**	4.01
		21.49	19.47
以股份形式付款	Share-based payment	**–**	–

十. 董事酬金(續) 10. Directors' Emoluments (continued)

二零零七年 董事姓名	2007 Name of director	袍金 Fees 港幣百萬元 HK$ million	其他酬金 Other Emoluments 基本薪金及津貼 Basic Salaries and Allowances 港幣百萬元 HK$ million	公積金供款 Provident Fund Contributions 港幣百萬元 HK$ million	已付花紅[1] Bonus paid[1] 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million	二零零六年合計 2006 Total 港幣百萬元 HK$ million
宋林	Song Lin	0.08	1.84	0.23	1.07	3.22	3.04
陳樹林	Chen Shulin	0.08	1.75	0.10	1.01	2.94	2.69
姜智宏	Keung Chi Wang, Ralph	0.08	2.51	0.28	0.58	3.45	3.26
王群	Wang Qun	0.08	1.29	0.08	1.68	3.13	1.90
劉百成	Lau Pak Shing	0.08	2.99	0.33	0.77	4.17	3.96
鄺文謙	Kwong Man Him	0.08	2.51	0.07	0.56	3.22	2.97
喬世波	Qiao Shibo	0.08	–	–	–	0.08	0.45
閻飈	Yan Biao	0.08	–	–	–	0.08	0.48
蔣偉	Jiang Wei	0.08	–	–	–	0.08	0.05
王帥廷	Wang Shuaiting	0.08	–	–	–	0.08	0.04
謝勝喜	Xie Shengxi	0.05	–	–	–	0.05	0.05
杜文民	Du Wenmin	0.03	–	–	–	0.03	–
陳普芬	Chan Po Fun, Peter	0.16	–	–	–	0.16	0.14
黃大寧	Houang Tai Ninh	0.16	–	–	–	0.16	0.14
李家祥	Li Ka Cheung, Eric	0.16	–	–	–	0.16	0.14
鄭慕智	Cheng Mo Chi	0.16	–	–	–	0.16	0.14
陳智思	Benard Charnwut Chan	0.16	–	–	–	0.16	0.01
蕭炯柱	Siu Kwing Chue, Gordon	0.16	–	–	–	0.16	0.01
合計	Total	1.84	12.89	1.09	5.67	21.49	–
二零零六年	2006	1.12	13.19	1.15	4.01	–	19.47

1 花紅乃參考兩年度之經營業績、個別人士工作表現及同類市場統計數字釐定。

1 The bonus payment is determined with reference to the operating results, individual performance and comparable market statistics during both years.

十一.五位最高薪僱員

年內五位最高薪僱員包括四位(二零零六：四位)董事，詳情已載於上文附註十。其餘一位(二零零六年：一位)最高薪僱員所獲支付之酬金詳情如下：

11. Five Highest Paid Employees

The five highest paid employees during the year included four (2006: four) directors, details of whose remunerations are set out in note 10 above. The details of the remunerations paid to the other one (2006: one) highest paid employees are follows:

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
基本薪金及津貼	Basic salaries and allowances	**1.45**	1.20
公積金供款	Provident fund contributions	**–**	–
已付花紅	Bonus paid	**3.66**	2.60
以股份形式付款	Share-based payment	**–**	–
		5.11	3.80

此一位(二零零六年：一位)最高薪酬介乎下列幅度：

The emoluments of this one (2006: one) highest paid individuals were within the following bands:

		人數 No. of persons	
港幣元	HK$	二零零七年 2007	二零零六年 2006
3,500,001 – 4,000,000	3,500,001 – 4,000,000	**–**	1
5,000,001 – 5,500,000	5,000,001 – 5,500,000	**1**	–

十二.職員公積金

12. Staff Provident Fund

甲 香港

本集團設有多項供香港全體僱員參與之定額供款退休計劃。該等計劃之資產與本集團資產分開管理，並由獨立管理之基金持有。供款額乃根據僱員基本薪金之特定百份比計算，而離職員工無權享有之任何沒收供款則用以減低本集團之供款。

A Hong Kong

The Group operates various defined contribution retirement schemes which are available to all Hong Kong employees. The assets of the schemes are held separately from those of the Group in an independently administered fund. The amount of contributions is based on a specified percentage of the basic salary of employees and any forfeited contributions in respect of unvested benefits of staff leavers are used to reduce the Group's contributions.

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團對職員公積金之供款	Group contributions to staff provident fund	**33**	35
已動用之沒收供款	Forfeited contributions utilised	**–**	–
自綜合損益表扣除之款項	Amount charged to consolidated profit and loss account	**33**	35
尚未動用之沒收供款	Un-utilised forfeited contributions	**–**	–

乙 中國內地

本集團在中國內地的僱員均屬於內地有關地方政府經營的國家管理退休福利計劃的成員。本集團須向該計劃支付佔工資特定百分比的供款，作為福利資金。本集團在此等計劃的唯一責任便是支付特定供款。

為上述的中國內地退休計劃而在綜合損益表中扣除的總成本約達港幣334百萬元（二零零六年：港幣268百萬元）。

B Chinese Mainland

The employees of the Group in the Chinese Mainland are members of state-managed retirement benefit schemes operated by the respective local government in the Chinese Mainland. The Group is required to contribute a specified percentage of payroll costs to the schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions.

The total cost charged to the consolidated profit and loss account in respect of the above-mentioned schemes in the Chinese Mainland amounted to approximately HK$334 million (2006: HK$268 million).

十三.稅項

13. Taxation

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
持續經營之業務	**Continuing operations**		
本年度稅項	**Current taxation**		
香港	Hong Kong	**145**	129
中國內地	Chinese Mainland	**505**	337
海外	Overseas	**–**	1
		650	467
遞延稅項	**Deferred taxation**		
香港	Hong Kong	**97**	73
中國內地	Chinese Mainland	**17**	22
		764	562
已終止經營之業務	**Discontinued operation**		
本年度稅項	**Current taxation**		
香港	Hong Kong	**58**	84
中國內地	Chinese Mainland	**–**	1
海外	Overseas	**2**	1
		60	86
遞延稅項	**Deferred taxation**		
香港	Hong Kong	**(2)**	(4)
		58	82
		822	644

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%(二零零六年：17.5%)計算。中國內地附屬公司之所得稅乃根據其有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

十三.稅項(續)

二零零七年三月十六日，中華人民共和國頒布中華人民共和國主席法令第63號中華人民共和國企業所得稅法(「新法規」)。二零零七年十二月六日，國務院頒布新法規的實施條例。根據新法規及實施條例，由二零零八年一月一日起，稅率將通過若干過渡性安排變更為25%。遞延稅結餘已經調整，以反映當有關資產變現或負債清償時，預期將應用於各期間的稅率。

本集團有關除稅前溢利之稅項有別於假設採用香港利得稅稅率計算之理論稅款，詳情如下：

13. Taxation (continued)

On 16 March 2007, the People's Republic of China promulgated the Law of the People's Republic of China on Enterprise Income Tax (the "New Law") by Order No.63 of the President of the People's Republic of China. On 6 December 2007, the State Council issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate to 25% from 1 January 2008 with certain transitional arrangement. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the Hong Kong Profits Tax rate as follows:

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
除稅前溢利(不包括應佔聯營公司之業績淨額)	Profit before taxation (excluding share of net results of associates)	**5,939**	3,636
按稅率17.5%(二零零六年：17.5%)計算之稅項	Calculated at a taxation rate of 17.5% (2006: 17.5%)	**1,039**	636
其他司法管轄權區不同稅率之影響	Effect of different taxation rates in other jurisdictions	**95**	107
無須課稅之收入	Income not subject to taxation	**(461)**	(213)
不可扣除之支出	Expenses not deductible for taxation purposes	**174**	45
使用早前未有確認之稅項	Utilisation of previously unrecognised tax losses	**(53)**	(31)
未有確認之稅項	Tax loss not recognised	**233**	192
去年少/(多)撥備之稅項	Underprovision/(overprovision) on taxation in previous year	**25**	(14)
溢利公司豁免稅項(附註)	Income earning companies exempted from taxation (note)	**(230)**	(78)
稅項支出	Taxation charge	**822**	644

附註：本集團在中國內地營運的附屬公司可享若干稅務減免期或稅務優惠，並於回顧年度獲豁免中國內地所得稅。

Note: The Group's subsidiaries operating in the Chinese Mainland are eligible for certain tax holidays or concessions and were exempted from Chinese Mainland income taxes for the year.

十四.股息

14. Dividends

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
因行使購股權而於上年度額外派發的末期股息	Additional final dividend paid for the previous year as a result of exercise of share options	**1**	1
二零零七年的已派發中期股息每股普通股港幣0.15元(二零零六年：港幣0.14元)	2007 interim dividend paid of HK$0.15 (2006: HK$0.14) per ordinary share	**357**	328
二零零七年的已派發中期特別股息每股普通股港幣0.60元(二零零六年：港幣1元)	2007 special interim dividend paid of HK$0.60 (2006: HK$1) per ordinary share	**1,427**	2,356
二零零七年的擬派發末期股息每股普通股港幣0.30元(二零零六年：港幣0.26元)	2007 proposed final dividend of HK$0.30 (2006: HK$0.26) per ordinary share	**716**	616
		2,501	3,301

在本公司於二零零八年三月三十一日舉行的會議上，董事擬派末期股息每股普通股港幣0.30元(二零零六年：港幣0.26元)。擬派股息乃按本公司於舉行董事會會議當日的普通股股數計算，該等股息並無於財務報告內確認為負債。本年度財務報告所反映本公司派付的股息總額已包括二零零六年度的末期股息，總額為港幣2,401百萬元(二零零六年：港幣3,265百萬元)。

At the meeting held on 31 March 2008 the directors proposed final dividend of HK$0.30 (2006: HK$0.26) per ordinary share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting, is not recognised as a liability in these financial statements. The total dividends paid by the Company, including the final dividend for the year 2006, amounting to HK$2,401 million (2006: HK$3,265 million) are reflected in the current year financial statements.

十五.已終止經營之業務

於二零零七年六月底，本公司已完成以現金代價港幣約40億元出售其石油及相關產品經銷業務予獨立第三者。

15. Discontinued operation

The Company completed the disposal of its petroleum and related products distribution business at a cash consideration of approximately HK$4 billion at the end of June 2007 to an independent third party.

十五.已終止經營之業務(續)

15. Discontinued operation (continued)

綜合損益表所載已終止經營業務的業績如下：

The results of the discontinued operation included in the consolidated profit and loss account are set out below:

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
已終止經營業務之本年度期溢利	**Profit for the year from discontinued operation**		
收益	Revenue	**10,750**	25,796
支出	Expenses	**(10,509)**	(24,688)
除税前溢利	Profit before taxation	**241**	1,108
税項	Taxation	**(58)**	(82)
除税後溢利	Profit after taxation	**183**	1,026
出售已終止經營業務之所得溢利	Profit on disposal of discontinued operation	**2,399**	–
		2,582	1,026
本年度溢利分配於：	Profit for the year attributable to:		
本公司股東權益	Shareholders of the Company	**2,582**	1,002
少數股東權益	Minority interests	**–**	24
		2,582	1,026
出售已終止經營業務之資產淨值	Net assets of discontinued operation disposed of	**1,600**	–
已終止經營業務之現金流量	**Cash flows from discontinued operation**		
經營活動之現金流入淨額	Net cash from operating activities	**67**	1,034
投資活動之現金流入／(流出)淨額	Net cash from/(used in) investing activities	**13**	(237)
融資活動之現金流入／(流出)淨額	Net cash from/(used in) financing activities	**64**	(304)
淨現金流量	Net cash flows	**144**	493

已終止經營業務於出售當日之資產及負債賬面值已於附註三十二乙披露。

The carrying amounts of the assets and liabilities of the discontinued operation at the date of disposal are disclosed in note 32B.

十六.每股盈利 16. Earnings Per Share

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
持續經營及已終止經營之業務	**For continuing and discontinued operations**		
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of the basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本盈利的本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**4,961**	2,776
因行使可換股債券而節省的利息	Interest saving on exercise of convertible bonds	**–**	50
用以計算每股攤薄盈利的本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	**4,961**	2,826

		二零零七年 2007	二零零六年 2006
股份數目	**Number of shares**		
用以計算每股基本盈利的普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,374,697,717**	2,325,474,383
對普通股構成之潛在攤薄影響：	Effect of dilutive potential ordinary shares:		
一購股權	– Share options	**20,615,831**	36,205,744
一可換股債券	– Convertible bonds	**–**	49,148,795
用以計算每股攤薄盈利的普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,395,313,548**	2,410,828,922

十六.每股盈利(續) 16. Earnings Per Share (continued)

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
持續經營之業務 每股基本及攤薄盈利乃根據下列數據計算：	**For continuing operations** The calculation of the basic and diluted earnings per share is based on the following data:		
盈利 用以計算每股基本盈利的本公司股東應佔溢利	**Earnings** Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	**4,961**	2,776
減： 已終止經營業務之公司股東應佔溢利	Less: Profit attributable to shareholders of the Company from discontinued operation	**(2,582)**	(1,002)
用以計算每股基本盈利的持續經營業務之本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share from continuing operations	**2,379**	1,774
因行使可換股債券而節省的利息	Interest saving on exercise of convertible bonds	**–**	50
用以計算每股攤薄盈利的持續經營業務之本公司股東應佔溢利	Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share from continuing operations	**2,379**	1,824

每股基本盈利及每股攤薄盈利基數計算與上文所述的一致。

The denominators used are the same as those detailed above for both basic and diluted earnings per share.

已終止經營之業務

根據已終止經營之業務所產生的本公司股東應佔溢利為港幣2,582百萬元(二零零六年：港幣1,002百萬元)及上文所詳述的每股基本盈利及每股攤薄盈利基數計算，已終止經營之業務的每股基本盈利為每股港幣1.09元(二零零六年：每股港幣0.43元)，已終止經營之業務的每股攤薄盈利為每股港幣1.08元(二零零六年：每股港幣0.42元)。

For discontinued operation

Basic earnings per share for the discontinued operation is HK$1.09 per share (2006: HK$0.43 per share) and diluted earnings per share for discontinued operation is HK$1.08 per share (2006: HK$0.42 per share), based on the profit attributable to shareholders of the Company from the discontinued operation of HK$2,582 million (2006: HK$1,002 million) and the denominators detailed above for both basic and diluted earnings per share.

十七.固定資產

17. Fixed Assets

			其他物業、機器及設備 Other property, plant and equipment				
		投資物業 Investment properties 港幣百萬元 HK$ million	持作自用的物業租約土地權益 Interests in leasehold land held for own use under operating leases 港幣百萬元 HK$ million	自用樓宇 Buildings held for own use 港幣百萬元 HK$ million	機器、設備及其他固定資產 Plant, machinery and other fixed assets 港幣百萬元 HK$ million	小計 Sub-total 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本集團	**The Group**						
成本或估值	Cost or valuation						
於二零零六年一月一日	At 1 January 2006	5,402	2,391	5,680	15,291	20,971	28,764
匯兌差額	Exchange difference	23	46	196	499	695	764
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/business	-	34	136	295	431	465
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	-	(198)	(153)	(1,238)	(1,391)	(1,589)
添置	Additions	97	65	470	2,495	2,965	3,127
出售	Disposals	(90)	(4)	(66)	(570)	(636)	(730)
重新分類	Reclassifications	(61)	(14)	400	(328)	72	(3)
重估調整	Adjustment on valuation	528	-	-	-	-	528
於二零零六年十二月三十一日及二零零七年一月一日	At 31 December 2006 and 1 January 2007	5,899	2,320	6,663	16,444	23,107	31,326
匯兌差額	Exchange difference	57	106	454	1,100	1,554	1,717
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/business	-	363	322	628	950	1,313
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	(28)	(208)	(154)	(597)	(751)	(987)
添置	Additions	288	166	439	5,262	5,701	6,155
出售	Disposals	(16)	(7)	(47)	(580)	(627)	(650)
重新分類	Reclassifications	532	88	1,047	(1,691)	(644)	(24)
重估調整	Adjustment on valuation	567	-	3	-	3	570
於二零零七年十二月三十一日	At 31 December 2007	7,299	2,828	8,727	20,566	29,293	39,420

十七.固定資產(續)

17. Fixed Assets (continued)

			其他物業、機器及設備 Other property, plant and equipment				
		投資物業 Investment properties 港幣百萬元 HK$ million	持作自用的營業租約土地權益 Interests in leasehold land held for own use under operating leases 港幣百萬元 HK$ million	自用樓宇 Buildings held for own use 港幣百萬元 HK$ million	機器、設備及其他固定資產 Plant, machinery and other fixed assets 港幣百萬元 HK$ million	小計 Sub-total 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
累計折舊及減值	Accumulated depreciation and impairment						
於二零零六年一月一日	At 1 January 2006	–	331	1,130	5,867	6,997	7,328
匯兌差額	Exchange difference	–	7	48	231	279	286
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	–	(19)	(52)	(295)	(347)	(366)
本年度折舊	Charge for the year	–	54	241	1,232	1,473	1,527
出售撥回	Written back on disposals	–	(1)	(58)	(451)	(509)	(510)
已確認之減值虧損	Impairment loss recognised	–	–	9	15	24	24
重新分類	Reclassifications	–	(2)	(1)	–	(1)	(3)
於二零零六年十二月三十一日及二零零七年一月一日	At 31 December 2006 and 1 January 2007	–	370	1,317	6,599	7,916	8,286
匯兌差額	Exchange difference	–	13	107	492	599	612
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	–	(92)	(47)	(330)	(377)	(469)
本年度折舊	Charge for the year	–	53	271	1,277	1,548	1,601
出售撥回	Written back on disposals	–	(2)	(30)	(450)	(480)	(482)
已確認之減值虧損	Impairment loss recognised	–	–	1	19	20	20
重新分類	Reclassifications	–	(2)	(3)	(19)	(22)	(24)
於二零零七年十二月三十一日	At 31 December 2007	–	340	1,616	7,588	9,204	9,544
賬面淨值	Net book values						
於二零零七年十二月三十一日	At 31 December 2007	7,299	2,488	7,111	12,978	20,089	29,876
於二零零六年十二月三十一日	At 31 December 2006	5,899	1,950	5,346	9,845	15,191	23,040
按下列方式列賬之資產：	Representing assets stated:						
按成本	At cost	–	2,828	8,727	20,566	29,293	32,121
按二零零七年專業估值	At 2007 professional valuation	7,299	–	–	–	–	7,299
		7,299	2,828	8,727	20,566	29,293	39,420

十七.固定資產(續) 17. Fixed Assets (continued)

			其他物業、機器及設備 Other property, plant and equipment			
		投資物業 Investment properties 港幣百萬元 HK$ million	樓宇 Buildings 港幣百萬元 HK$ million	其他資產 Other assets 港幣百萬元 HK$ million	小計 Sub-total 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本公司	The Company					
成本或估值	Cost or valuation					
於二零零六年一月一日	At 1 January 2006	51	2	20	22	73
添置	Additions	–	–	1	1	1
出售	Disposals	–	–	(1)	(1)	(1)
於二零零六年十二月三十一日及二零零七年一月一日	At 31 December 2006 and 1 January 2007	51	2	20	22	73
添置	Additions	–	–	2	2	2
出售	Disposals	–	–	(1)	(1)	(1)
於二零零七年十二月三十一日	At 31 December 2007	51	2	21	23	74
累計折舊及減值	Accumulated depreciation and impairment					
於二零零六年一月一日	At 1 January 2006	–	–	17	17	17
本年度折舊	Charge for the year	–	–	1	1	1
出售撥回	Written back on disposals	–	–	(1)	(1)	(1)
於二零零六年十二月三十一日及二零零七年一月一日	At 31 December 2006 and 1 January 2007	–	–	17	17	17
本年度折舊	Charge for the year	–	1	1	2	2
出售撥回	Written back on disposals	–	–	(1)	(1)	(1)
於二零零七年十二月三十一日	At 31 December 2007	–	1	17	18	18
賬面淨值	Net book values					
於二零零七年十二月三十一日	At 31 December 2007	51	1	4	5	56
於二零零六年十二月三十一日	At 31 December 2006	51	2	3	5	56
按下列方式列賬之資產：	Representing assets stated:					
按成本	At cost	–	2	21	23	23
按二零零七年專業估值	At 2007 professional valuation	51	–	–	–	51
		51	2	21	23	74

十七.固定資產(續) 17. Fixed Assets (continued)

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
物業權益之賬面值包括：	Carrying amounts of the property interests comprise:		
本集團	**The Group**		
香港	**Hong Kong**		
按長期契約持有之物業	Properties held on long lease	**4,060**	4,001
按中期契約持有之物業	Properties held on medium-term lease	**3,063**	2,357
按短期契約持有之物業	Properties held on short lease	**–**	18
中國內地	**Chinese Mainland**		
按長期契約持有之物業	Properties held on long lease	**2,970**	1,196
按中期契約持有之物業	Properties held on medium-term lease	**6,696**	5,516
按短期契約持有之物業	Properties held on short lease	**64**	67
海外	**Overseas**		
按中期契約持有之物業	Properties held on medium-term lease	**15**	9
按短期契約持有之物業	Properties held on short lease	**30**	31
		16,898	13,195
本公司	**The Company**		
香港	**Hong Kong**		
按中期契約持有之物業	Properties held on medium-term lease	**51**	51
中國內地	**Chinese Mainland**		
按中期契約持有之物業	Properties held on medium-term lease	**1**	2
		52	53

十七.固定資產(續)

甲 二零零七年十二月三十一日之投資物業已由獨立專業估值師戴德梁行有限公司作出估值。估值乃參照同類物業已知交易市價而釐定。

乙 本集團按融資租約持有之固定資產於二零零七年十二月三十一日之賬面值達港幣1百萬元(二零零六年:港幣1百萬元)。

丙 賬面值為港幣210百萬元(二零零六年:港幣153百萬元)之固定資產已質押作為港幣249百萬元之短期貸款(二零零六年:短期貸款港幣206百萬元及長期貸款港幣8百萬元)之抵押品。

丁 因其中一項生產業務搬遷生產廠房,需外判若干生產工序,導致產生減值虧損。

17. Fixed Assets (continued)

A The investment properties have been valued at 31 December 2007 by Debenham Tie Leung Limited, an independent professional valuer. The valuation was arrived at by reference to market evidence of transaction prices for similar properties.

B The carrying amounts of fixed assets held under finance leases of the Group at 31 December 2007 amounted to HK$1 million (2006: HK$1 million).

C Fixed assets with carrying amounts of HK$210 million (2006: HK$153 million) are pledged for short term loans in the sum of HK$249 million (2006: short term loans of HK$206 million and long term loans of HK$8 million).

D Impairment loss was made as a result of the outsourcing of certain production processes in connection with the change of production plan relating to one of the manufacturing businesses.

十七.固定資產(續)

戊 其他固定資產主要包括在建工程、機器設備、租賃物業裝修、船舶、冷倉設備、傢俬及設備及汽車。

17. Fixed Assets (continued)

E Other fixed assets mainly comprise construction in progress, plant and machinery, leasehold improvements, vessels, cold storage facilities, furniture and equipment and motor vehicles.

		在建工程 Construction in progress 港幣百萬元 HK$ million	機器設備 Plant and machinery 港幣百萬元 HK$ million	租賃物業裝修 Leasehold improvements 港幣百萬元 HK$ million	其他 Others 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本集團	**The Group**					
成本或估值	Cost or valuation					
於二零零六年一月一日	At 1 January 2006	906	9,186	1,752	3,447	15,291
匯兌差額	Exchange difference	31	367	56	45	499
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/business	–	292	–	3	295
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	(431)	(389)	(64)	(354)	(1,238)
添置	Additions	1,583	328	271	313	2,495
出售	Disposals	(1)	(311)	(61)	(197)	(570)
重新分類	Reclassifications	(1,220)	716	28	148	(328)
於二零零六年十二月三十一日及二零零七年一月一日	At 31 December 2006 and 1 January 2007	868	10,189	1,982	3,405	16,444
匯兌差額	Exchange difference	79	815	124	82	1,100
收購附屬公司/業務時轉入	Relating to acquisition of subsidiaries/business	157	424	–	47	628
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	–	(75)	(35)	(487)	(597)
添置	Additions	4,321	360	367	214	5,262
出售	Disposals	–	(337)	(142)	(101)	(580)
重新分類	Reclassifications	(2,886)	1,725	9	(539)	(1,691)
於二零零七年十二月三十一日	At 31 December 2007	2,539	13,101	2,305	2,621	20,566

十七.固定資產(續) 17. Fixed Assets (continued)

		在建工程 Construction in progress 港幣百萬元 HK$ million	機器設備 Plant and machinery 港幣百萬元 HK$ million	租賃物業裝修 Leasehold improvements 港幣百萬元 HK$ million	其他 Others 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
累計折舊及減值	Accumulated depreciation and impairment					
於二零零六年一月一日	At 1 January 2006	-	3,728	735	1,404	5,867
匯兑差額	Exchange difference	-	183	25	23	231
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	-	(236)	(42)	(17)	(295)
本年度折舊	Charge for the year	-	687	231	314	1,232
出售撥回	Written back on disposals	-	(237)	(39)	(175)	(451)
已確認之減值虧損	Impairment loss recognised	-	14	-	1	15
於二零零六年十二月三十一日及二零零七年一月一日	At 31 December 2006 and 1 January 2007	-	4,139	910	1,550	6,599
匯兑差額	Exchange difference	-	381	61	50	492
出售附屬公司/業務時轉出	Relating to disposal of subsidiaries/business	-	(62)	(32)	(236)	(330)
本年度折舊	Charge for the year	-	766	277	234	1,277
出售撥回	Written back on disposals	-	(250)	(112)	(88)	(450)
已確認之減值虧損	Impairment loss recognised	-	16	-	3	19
重新分類	Reclassifications	-	63	(26)	(56)	(19)
於二零零七年十二月三十一日	At 31 December 2007	-	5,053	1,078	1,457	7,588
賬面淨值	Net book values					
於二零零七年十二月三十一日	At 31 December 2007	2,539	8,048	1,227	1,164	12,978
於二零零六年十二月三十一日	At 31 December 2006	863	6,050	1,072	1,855	9,845
按下列方式列賬之資產:	Representing assets stated:					
按成本	At cost	2,539	13,101	2,305	2,621	20,566
按二零零七年專業估值	At 2007 professional valuation	-	-	-	-	-
		2,539	13,101	2,305	2,621	20,566

十八.商譽　18. Goodwill

		港幣百萬元 HK$ million
本集團	**The Group**	
成本值	Cost	
於二零零六年一月一日	At 1 January 2006	3,084
匯兌差額	Exchange difference	6
收購附屬公司／業務	Acquisition of subsidiaries/business	348
商譽調整（附註）	Goodwill adjustments (Note)	69
增持附屬公司股本權益	Increase in equity interests in subsidiaries	8
出售附屬公司／業務	Disposal of subsidiaries/business	(34)
於二零零六年十二月三十一日及二零零七年一月一日	At 31 December 2006 and 1 January 2007	3,481
匯兌差額	Exchange difference	203
收購附屬公司／業務	Acquisition of subsidiaries/business	498
增持附屬公司股本權益	Increase in equity interests in subsidiaries	1,955
於二零零七年十二月三十一日	At 31 December 2007	6,137
累計減值虧損	Accumulated impairment losses	
於二零零六年一月一日，十二月三十一日及二零零七年十二月三十一日	At 1 January 2006, 31 December 2006 and 1 January 2007	–
本年度減值虧損	Charge for the year	4
於二零零七年十二月三十一日	At 31 December 2007	4
賬面值	Carrying values	
於二零零七年十二月三十一日	At 31 December 2007	6,133
於二零零六年十二月三十一日	At 31 December 2006	3,481

附註：商譽調整主要為截至二零零五年十二月三十一日止年度收購的附屬公司固定資產的賬面值與公允值之間的調整。

Note: The goodwill adjustments mainly represent the adjustment on the carrying amounts and fair values of fixed assets of subsidiaries acquired during the year ended 31 December 2005.

十八.商譽(續)

商譽賬面值分配至現金產生單位(「CGU」),此乃本集團就進行分類呈報而劃定為業務分類所屬之營運實體。以下為商譽分配之分類概要:

18. Goodwill (continued)

The carrying amount of goodwill was allocated to the cash generating unit ("CGU") representing an operating entity within the business segments identified by the Group for the purpose of segment reporting. A segment level summary of the goodwill allocation is presented below:

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
零售	Retail	**1,221**	1,183
飲品	Beverage	**4,440**	1,842
食品加工及經銷	Food Processing and Distribution	**384**	369
紡織	Textile	**88**	87

CGU之可收回金額乃按使用價值計算法釐定。該等計算方法採用根據管理層通過之三年期財務預算而作出之預計現金流量。跨越三年期之現金流量採用估計增長率引伸計算,而所有現金流量均按年折讓率百分之十加以折讓。

The recoverable amounts of the CGUs are determined based on a value in use calculation. These calculations use cash flow projections based on financial budgets approved by management covering a three-year period and a discount rate of 10% per annum. Cash flows beyond the three-year period are extrapolated using the estimated growth rates are stated below.

使用價值計算法之主要假設:

Key assumptions used for the value in use calculations:

		超出現金流量初步估計之名義增長率 Nominal growth rate beyond the initial cash flow projections (%)
零售	Retail	10.0
飲品	Beverage	5.0
食品加工及經銷	Food Processing and Distribution	8.7
紡織	Textile	5.0

十九.其他無形資產

19. Other Intangible Assets

		商標 Brand names 港幣百萬元 HK$ million	專利權使用費 Patent royalty 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本集團	**The Group**			
成本	Cost			
於二零零六年一月一日	At 1 January 2006	250	507	757
匯兑差額	Exchange difference	8	2	10
出售附屬公司／業務	Disposal of subsidiaries/ business	(44)	(509)	(553)
於二零零七年一月一日	At 1 January 2007	214	–	214
匯兑差額	Exchange difference	14	–	14
收購附屬公司／業務	Acquisition of subsidiaries/ business	11	–	11
於二零零七年十二月三十一日	At 31 December 2007	239	–	239
累計攤銷及減值	Accumulated amortisation and impairment			
於二零零六年一月一日	At 1 January 2006	97	30	127
匯兑差額	Exchange difference	4	–	4
本年度攤銷	Charge for the year	16	15	31
已確認之減值虧損	Impairment loss recognised	1	–	1
出售附屬公司／業務	Disposal of subsidiaries/ business	(17)	(45)	(62)
於二零零七年一月一日	At 1 January 2007	101	–	101
匯兑差額	Exchange difference	7	–	7
本年度攤銷	Charge for the year	9	–	9
已確認之減值虧損	Impairment loss recognised	41	–	41
於二零零七年十二月三十一日	At 31 December 2007	158	–	158
賬面淨值	Net book values			
於二零零七年十二月三十一日	At 31 December 2007	81	–	81
於二零零六年十二月三十一日	At 31 December 2006	113	–	113

二十.於附屬公司之權益 20. Interests in Subsidiaries

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本公司	**The Company**		
非上市股份，成本值	Unlisted shares, at cost	**15,268**	15,927
應收附屬公司款項	Amounts due from subsidiaries	**49**	757
		15,317	16,684

應收附屬公司款項並無抵押及含年息7.47厘(二零零六年：年息4厘)。

The amounts due from subsidiaries are unsecured, and bear interest rate at 7.47% p.a. (2006: 4% p.a.).

於二零零七年十二月三十一日之主要附屬公司詳情刊載於第177頁至第185頁。

Particulars of the principal subsidiaries at 31 December 2007 are set out on pages 177 to 185.

二十一.於聯營公司之權益 21. Interests in Associates

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團	**The Group**		
非上市	Unlisted		
應佔負債淨值	Share of net liabilities	**(100)**	(379)
應收聯營公司款項	Amounts due from associates	**1,547**	1,532
		1,447	1,153

應收聯營公司款項並無抵押、按現行市場息率計算利息及毋須由結算日起計十二個月內償還。

The amounts due from associates are unsecured, interest bearing at prevailing market rate and are not repayable within the twelve months from the balance sheet date.

於二零零七年十二月三十一日之主要聯營公司詳情刊載於第177頁至第185頁。

Particulars of the principal associates at 31 December 2007 are set out on pages 177 to 185.

二十一. 於聯營公司之權益(續) 21. Interests in Associates (continued)

以下所載為本集團聯營公司之概約財務資料：

The summarised financial information in respect of the Group's associates is set out below:

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
資產總值	Total assets	**43,543**	39,892
負債總值	Total liabilities	**(46,124)**	(44,917)
負債淨值	Net liabilities	**(2,581)**	(5,025)
本集團應佔聯營公司負債淨值	Group's share of net liabilities of associates	**(100)**	(379)
收益	Revenue	**13,143**	12,476
本年度溢利	Profit for the year	**3,471**	3,392
本集團應佔聯營公司本年度業績淨額	Group's share of net results of associates for the year	**353**	333

二十二. 可售投資 22. Available for Sale Investments

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團	**The Group**		
非流動投資	Non-current investments		
香港非上市股份，成本值	Unlisted shares in Hong Kong, at cost	**9**	11
中國內地非上市股份，成本值減值虧損	Unlisted shares in Chinese Mainland, at cost less impairment loss	**37**	42
		46	53

上述投資主要為非上市股份，按成本減於各結算日之減值計量。由於並沒有活躍市場可供買賣該等股份，故無法可靠地確定其公允價值。

The above investments mainly represent investments in unlisted equity shares and are measured at costs less impairment at each balance sheet date. As there is no active market for trading, their fair values cannot be ascertained reliably.

二十三. 預付款項 23. Prepayments

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團	**The Group**		
預付儲油服務費－於一月一日	Tank storage service fees prepaid – at 1 January	**302**	324
減：於年內確認之款項	Less: Amount recognised during the year	**(11)**	(22)
減：出售已終止經營之業務	Less: Disposal of discontinued operation	**(291)**	–
		–	302
租金按金款項	Rental deposits	**236**	200
於十二月三十一日之結餘	Balance at 31 December	**236**	502
將於一年內動用之部份	Portion to be utilised within one year	**31**	35
將於一年後動用之部份	Portion to be utilised after one year	**205**	467
於十二月三十一日之結餘	Balance at 31 December	**236**	502

二十四. 存貨 24. Stocks

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團	**The Group**		
待售物業	Properties held for sale	**145**	146
原材料	Raw materials	**1,710**	1,170
易耗品及包裝材料	Consumables and packing materials	**3,014**	1,761
在製品	Work-in-progress	**313**	247
製成品	Finished goods	**3,898**	3,401
		9,080	6,725

二十五. 貿易及其他應收款項

25. Trade and Other Receivables

		本集團 The Group		本公司 The Company	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
應收貿易賬款	Trade receivables	**1,676**	2,661	**–**	–
壞帳準備	Provision for doubtful debts	**(165)**	(149)	**–**	–
		1,511	2,512	**–**	–
其他應收款項、按金及預付款項	Other receivables, deposits and prepayments	**3,698**	2,817	**14**	37
應收附屬公司款項	Amounts due from subsidiaries	**–**	–	**1,744**	1,042
應收母公司集團附屬公司款項	Amounts due from fellow subsidiaries	**11**	12	**–**	–
應收聯營公司款項	Amounts due from associates	**21**	25	**–**	–
		5,241	5,366	**1,758**	1,079

本集團一般給予客戶以下之信貸期：

The Group normally trades with its customers under the following credit terms:

(甲) 貨到付款；及

(乙) 六十天賒帳

(a) cash upon delivery; and

(b) open credit within 60 days

於結算日的應收貿易賬款之賬齡分析如下：

The following is the aging analysis of trade receivables at the balance sheet date:

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團	**The Group**		
0–30天	0 – 30 days	**1,000**	1,874
31–60天	31 – 60 days	**207**	357
61–90天	61 – 90 days	**108**	120
>90天	>90 days	**196**	161
		1,511	2,512

二十五. 貿易及其他應收款項(續)

本集團於結算日的貿易及其他應收款項公允價值與其賬面值相若。

25. Trade and Other Receivables (continued)

The fair value of the Group's and the Company's trade and other receivables at balance sheet date was approximate to the corresponding carrying amount.

壞帳準備之變動

Movement in the provision for doubtful debts

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
於一月一日	At 1 January	**149**	152
已確認之減值虧損	Impairment loss recognised	**10**	15
因無法收回而註銷金額	Amounts written off as uncollectible	**(4)**	(25)
沖回減值虧損	Impairment losses reversed	**(2)**	6
收購附屬公司	Acquisition of subsidiaries	**7**	–
匯兌差額	Exchange difference	**5**	1
於十二月三十一日	At 31 December	**165**	149

逾期但未減值賬款的賬齡

Aging of past due but not impaired

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
逾期不足30日	Less than 30 days past due	**166**	155
逾期31－60日	31 – 60 days past due	**46**	49
逾期61－90日	61 – 90 days past due	**51**	57
逾期90日以上	Over 90 days past due	**47**	50
		310	311

尚未逾期、亦無減值的應收款項，涉及不同類別的客戶，他們近年均無拖欠記錄。

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

二十六. 衍生金融工具

26. Derivative Financial Instruments

		本集團 The Group		本集團 The Group	
		二零零七年 2007 資產 Assets 港幣百萬元 HK$ million	二零零七年 2007 負債 Liabilities 港幣百萬元 HK$ million	二零零六年 2006 資產 Assets 港幣百萬元 HK$ million	二零零六年 2006 負債 Liabilities 港幣百萬元 HK$ million
以對沖會計法處理之衍生工具	Derivatives under hedge accounting				
現金流量對沖：	Cash flow hedge:				
期油合約	Oil futures contracts	–	–	109	118
外幣遠期合約	Foreign currency forwards contracts	–	1	–	–
利率掉期合約	Interest rate swaps	–	3	–	–
		–	4	109	118
其他衍生工具	Other derivatives				
期油合約	Oil futures contracts	–	–	52	33
外幣遠期合約	Foreign currency forwards contracts	–	–	2	–
利率掉期合約	Interest rate swaps	–	–	–	16
		–	4	163	167

二十六. 衍生金融工具(續)

現金流量對沖－利率掉期

以浮息款項交換定息款項的利率掉期合約，一律列為現金流量對沖，以減少本集團因借貸的可變利率而面對的現金流量風險。利率掉期及貸款的利息付款同時發生，權益內所遞延的金額，在債務浮息付款影響損益賬的期間，在損益賬內確認。

申報日期利率掉期的公平值，採用申報日期曲線及合約內的信貸風險，以折讓未來現金流量方式釐定。

利率掉期每季結算一次，利率掉期的浮動利率為香港銀行同業拆息(「HIBOR」)。

其他衍生工具－利率掉期

本集團利用利率掉期，將其以HIBOR計算利息之借款其中30%至50%由HIBOR轉為倫敦銀行同業拆息(「LIBOR」)。

於二零零六年十二月三十一日，本集團持有面額港幣1,500百萬元之利率掉期合約以配合相關借款之到期日，所有合約已於二零零七年結算。

26. Derivative Financial Instruments (continued)

Cash flow hedge – Interest rate swap

All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Group's cash flow exposure resulting from variable interest rates on borrowings. The interest rate swaps and the interest payments on the loan occur simultaneously and the amount deferred in equity is recognised in the profit and loss account over the period that the floating rate interest payments on debt impact the profit and loss account.

The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the curves at reporting date and the credit risk inherent in the contract.

The interest rate swaps settle on a quarterly basis and the floating rate on the interest swaps is the Hong Kong Inter-Bank Offer Rate ("HIBOR").

Other derivatives – Interest rate swaps

The Group uses interest rate swaps to improve its risk profile by swapping part of its HIBOR based borrowing from HIBOR to London Inter-Bank Offer Rate ("LIBOR").

At 31 December 2006, the Group had interest rate swaps with notional contract amounts of HK$1,500 million that matched the maturity of the related borrowings, all these contracts were fully settled in 2007.

二十七.貿易及其他應付款項

27. Trade and Other Payables

		本集團 The Group		本公司 The Company	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
應付貿易賬款	Trade payables	**6,901**	6,017	**–**	–
其他應付款及預提費用	Other payables and accruals	**9,582**	6,430	**21**	8
撥備	Provisions	**–**	31	**–**	–
應付附屬公司款項	Amounts due to subsidiaries	**–**	–	**104**	63
應付母公司集團附屬公司款項	Amounts due to fellow subsidiaries	**56**	57	**–**	–
應付聯營公司款項	Amounts due to associates	**26**	19	**–**	–
		16,565	12,554	**125**	71

於結算日的應付貿易賬款之賬齡分析如下：

The following is an aging analysis of trade payables at the balance sheet date:

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團	**The Group**		
0－30天	0 – 30 days	**3,962**	3,847
31－60天	31 – 60 days	**1,655**	1,288
61－90天	61 – 90 days	**536**	330
>90天	>90 days	**748**	552
		6,901	6,017

本集團於結算日的貿易及其他應付款項公允價值與其賬面值相若。

The fair value of the Group's and the Company's trade and other payables at balance sheet date was approximate to the corresponding carrying amount.

二十八甲. 短期貸款 28a. Short Term Loans

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團	**The Group**		
即期部份	Current portion		
一有抵押銀行貸款	– secured bank loans	–	3
一無抵押銀行貸款	– unsecured bank loans	626	30
一其他無抵押貸款	– other unsecured loans	–	9
一長期融資租約承擔	– of long term obligations under finance leases	1	2
短期銀行及其他貸款、信託收據及透支	Short term bank and other loans, trust receipts and overdrafts		
一有抵押	– secured	272	206
一無抵押	– unsecured	4,045	4,747
		4,944	4,997

二十八乙. 長期負債 28b. Long Term Liabilities

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團	**The Group**		
須於五年內償還之有抵押銀行貸款	Secured bank loans repayable within 5 years	–	8
須於五年內償還之無抵押銀行貸款	Unsecured bank loans repayable within 5 years	7,991	3,741
毋須於五年內悉數償還之無抵押銀行貸款	Unsecured bank loans not wholly repayable within 5 years	4	6
須於五年內償還之其他無抵押貸款	Other unsecured loans repayable within 5 years	103	58
須於五年內償還之融資租約承擔	Obligations under finance leases repayable within 5 years	1	3
毋須於五年內悉數償還之其他無抵押貸款	Other unsecured loans not wholly repayable within 5 years	31	68
		8,130	3,884
列於流動負債之即期部份	Current portion included in current liabilities	(627)	(44)
		7,503	3,840

二十八乙. 長期負債(續) 28b. Long Term Liabilities (continued)

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
本集團	**The Group**		
長期負債之非即期部份應按以下年期償還：	The non-current portion of long term liabilities are repayable as follows:		
銀行貸款	**Bank Loans**		
一年以上至兩年內	After 1 year, but within 2 years	**655**	1
兩年以上至五年內	After 2 years, but within 5 years	**6,710**	3,717
五年後	After 5 years	**4**	4
其他貸款	**Other Loans**		
一年以上至兩年內	After 1 year, but within 2 years	**69**	64
兩年以上至五年內	After 2 years, but within 5 years	**34**	53
五年後	After 5 years	**31**	–
融資租約承擔	**Obligations under finance leases**		
一年以上至兩年內	After 1 year, but within 2 years	**-**	1
		7,503	3,840

二零零七年十一月二十二日，本集團全資附屬公司與10家銀行簽署5年循環信貸／有期銀團貸款融資港幣32億元。連同二零零六年簽署的另一項5年銀團貸款港幣30億元，本集團可動用的已承諾借貸融資總額為港幣62億元。兩項貸款均按HIBOR/LIBOR加28點子計息。於二零零七年十二月三十一日，已動用款項港幣49億元(二零零六年：港幣17億元)。

On 22 November 2007, a wholly-owned subsidiary of the Group, together with 10 banks, signed a 5-year revolving credit/term syndicated loan facility of HK$3.2 billion. Together with another 5-year syndicated loan signed in 2006 of HK$3 billion, the aggregate amount of committed borrowing facilities available to the Group becomes HK$6.2 billion. Both loan bear interest rate at HIBOR/LIBOR plus 28 basis point. As at 31 December 2007, a sum of HK$4.9 billion (2006: HK$1.7 billion) has been drawn down.

根據本集團須於五年內償還之無抵押銀行貸款之協議條款，控股公司華潤(集團)有限公司(「華潤集團」)按規定須實益擁有本公司最少35%享有表決權之股份或維持其作為本公司單一最大股東之身份(不論為直接或透過其附屬公司間接持有有關權益)。

Under the terms of the agreements of the Group's unsecured bank loans repayable within five years, China Resources (Holdings) Company Limited ("CRH"), a holding company, is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company.

二十八乙. 長期負債(續)

本集團有以港幣、美元及人民幣為單位之浮息借款，息率分別與HIBOR、LIBOR及中國人民銀行規定之放款利率掛鈎。

本集團浮息借款之實際年利率主要由2.40%至7.29%(二零零六年：3.90%至4.95%)不等。

28b. Long Term Liabilities (continued)

The Group has floating rate borrowings denominated in Hong Kong Dollars, US Dollars and Renminbi with interest rates linked to HIBOR, LIBOR and the lending rate stipulated by the People's Bank of China respectively.

The effective annual interest rates on the Group's floating rate borrowings range from mainly 2.40% to 7.29%. (2006: from 3.90% to 4.95%).

二十九. 遞延稅項

年內遞延稅項資產及負債之變動(與同一徵稅地區之結餘抵銷前)如下：

29. Deferred Taxation

The movement in deferred taxation assets and liabilities (prior to offsetting of balance within the same taxation jurisdiction) recognised during the year is as follows:

		稅損 Tax losses		其他 Others		合計 Total	
		二零零七年 2007 HK$ million 港幣百萬元	二零零六年 2006 HK$ million 港幣百萬元	二零零七年 2007 HK$ million 港幣百萬元	二零零六年 2006 HK$ million 港幣百萬元	二零零七年 2007 HK$ million 港幣百萬元	二零零六年 2006 HK$ million 港幣百萬元
本集團	The Group						
遞延稅項資產	Deferred taxation assets						
於一月一日	At 1 January	54	76	69	64	123	140
在綜合損益表(扣除)/記帳	(Charged)/credited to consolidated profit and loss account	(22)	(24)	12	5	(10)	(19)
稅率變動之影響	Effect of change in tax rates	(7)	-	-	-	(7)	-
收購附屬公司	Acquisition of subsidiaries	-	-	9	-	9	-
匯率調整	Exchange rate adjustment	3	2	1	-	4	2
於十二月三十一日	At 31 December	28	54	91	69	119	123

遞延稅項資產以相關的稅務利益肯定可從未來應課稅盈利變現為上限，為稅務虧損結轉而確認。於二零零七年十二月三十一日，本集團未確認之稅務虧損有港幣1,357百萬元(二零零六年：港幣902百萬元)，而本集團未能確定可否動用該筆款項與未來的應課稅收入對銷，此金額包括於五年內期滿之未確認之稅務虧損有港幣958百萬元(二零零六年：港幣480百萬元)。

Deferred taxation assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. At 31 December 2007, the Group has unrecognised tax losses of HK$1,357 million (2006: HK$902 million) which is uncertain as to whether it can be utilised to set off against future taxable income. Out of this amount, the unrecognised tax loss of HK$958 million (2006: HK$480 million) will expire within 5 years.

二十九.遞延稅項(續)

以下為已在綜合資產負債表中確認之遞延稅項負債組成部份及於年內之變動：

29. Deferred Taxation (continued)

The components of deferred tax liabilities recognised in the consolidated balance sheet and the movements during the years are as follows:

		重估投資物業 Revaluation of investment property 港幣百萬元 HK$ million	加速稅項折舊 Accelerated tax depreciation 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本集團	**The Group**			
於二零零六年一月一日	At 1 January 2006	726	225	951
綜合損益表扣除/(計入)	Charged/(credited) to consolidated profit and loss account	95	(23)	72
於二零零六年十二月三十一日及二零零七年一月一日	At 31 December 2006 and 1 January 2007	821	202	1,023
自綜合損益表扣除/(計入)	Charged/(credited) to consolidated profit and loss account	99	(3)	96
涉及收購附屬公司	Relating to acquisition of subsidiaries	–	145	145
涉及出售附屬公司	Relating to disposal of subsidiaries	(4)	(17)	(21)
於二零零七年十二月三十一日	At 31 December 2007	916	327	1,243

本公司之遞延稅項負債是指投資物業、土地及樓宇以及其他資產的加速稅項折舊。

The Company's deferred taxation liabilities relates to the accelerated tax depreciation of its investment property, land and building and other assets.

三十. 股本

30. Share Capital

		二零零七年 2007 股份數目 Number of shares 百萬股 million	二零零七年 2007 面值 Nominal Value 港幣百萬元 HK$ million	二零零六年 2006 股份數目 Number of shares 百萬股 million	二零零六年 2006 面值 Nominal Value 港幣百萬元 HK$ million
法定	Authorised				
每股面值港幣1元之普通股	Ordinary shares of HK$1 each	**3,000**	**3,000**	3,000	3,000
已發行及繳足股本	Issued and fully paid				
於一月一日	At 1 January	**2,358**	**2,358**	2,233	2,233
行使購股權	Exercise of share options	**27**	**27**	125	125
於十二月三十一日	At 31 December	**2,385**	**2,385**	2,358	2,358

(甲) 本公司設立購股權計劃，旨提高參與者對本公司之承擔，致力實踐本公司之目標(「新計劃」)。除此以外，根據本公司一項已於二零零二年一月三十一日終止但於當日仍然生效的購股權計劃，仍有若干份期權尚未行使(「舊計劃」)。

新計劃於二零零二年一月三十一日之股東大會上獲批准，並將於二零一二年一月三十一日屆滿。本公司董事會可向合資格參與者授出購股權，該等合資格參與者包括本集團之任何執行或非執行董事(或獲建議委任之人士)、由本集團之任何僱員、執行董事或非執行董事所設立的酌情信託之信託體、本集團之任何行政人員、僱員、專家顧問、專業顧問及其他顧問(或獲建議聘任之上述人士)、本公司最高行政人員或主要股東、本集團之聯營公司、本公司之董事、最高行政人員及主要股東的聯繫人、主要股東的僱員及(倘若主要股東是公司)主要股東的附屬公司的僱員。

購股權一般即時全部賦予或於接納授出購股權後最長為四年之期限內賦予，並緊隨授出之日起計十年內行使。

(a) The Company operates a share options scheme for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants (the "New scheme"). In addition, certain outstanding share options were still held under a share option scheme which subsisted until 31 January 2002 and was terminated on 31 January 2002 (the "Old Scheme").

The New Scheme was approved by the shareholders in general meeting on 31 January 2002 and shall expire on 31 January 2012. The board of directors of the Company may grant options to eligible participants including any executive or non-executive directors of the Group (or persons proposed to be appointed as such), any discretionary object of a discretionary trust established by any employee, executive or non-executive directors of the Group, any executives and employees, consultants, professional and other advisors to the Group (or persons proposed to be appointed as such), chief executive, substantial shareholder of the Company, associated companies of the Group, associates of director, chief executive and substantial shareholder of the Company, and employees of substantial shareholder and where a substantial shareholder is a company, employees of subsidiaries of a substantial shareholder.

Share options are generally either fully vested or vested over a period of time up to a maximum of four years after the acceptance of a grant and exercisable within a period of 10 years immediately after the date of grant.

三十. 股本(續)

根據兩個計劃授出之購股權變動詳情茲概述如下：

30. Share Capital (continued)

Details of the movements of the share options granted under both share option schemes are summarised as follows:

授出日期 Date of grant	行使價 Exercise Price 港幣元 HK$	於二零零七年一月一日尚未行使 Outstanding at 1/1/2007	購股權數目 Number of share options 於本年度授出 Granted during the year	於本年度行使 Exercised during the year[1]	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零七年十二月三十一日尚未行使 Outstanding at 31/12/2007	已授購股權之估計公允價值 Estimated fair value of the share option granted 港幣元 HK$
舊計劃 Old Scheme								
20/06/2000	7.190	475,000	–	161,000	–	–	314,000	–
21/11/2000	7.080	945,000	–	132,000	–	–	813,000	–
		1,420,000	–	293,000	–	–	1,127,000	
新計劃 New Scheme								
07/02/2002	7.170	634,000	–	350,000	–	–	284,000	–
05/03/2002	7.350	3,365,000	–	2,716,000	–	–	649,000	–
19/04/2002	7.400	284,000	–	40,000	–	–	244,000	–
02/08/2002	8.320	720,000	–	350,000	–	–	370,000	–
24/01/2003	7.250	50,000	–	50,000	–	–	–	–
14/04/2003	6.290	394,000	–	190,000	–	–	204,000	–
01/08/2003	7.100	80,000	–	40,000	–	–	40,000	–
08/10/2003	8.900	352,000	–	230,000	–	–	122,000	–
14/01/2004	9.720	15,113,000	–	9,516,000	–	400,000	5,197,000	–
20/04/2004	9.890	2,892,000	–	2,052,000	–	–	840,000	–
25/05/2004	9.150	4,154,000	–	2,438,000	–	–	1,716,000	–
02/06/2004	9.550	600,000	–	–	–	–	600,000	–
22/07/2004	9.800	160,000	–	50,000	–	–	110,000	–
04/10/2004	10.350	17,622,000	–	7,726,000	–	–	9,896,000	–
17/01/2005	11.400	120,000	–	40,000	–	–	80,000	–
22/07/2005	12.500	720,000	–	230,000	–	80,000	410,000	–
		47,260,000	–	26,018,000	–	480,000	20,762,000	
		48,680,000	–	26,311,000	–	480,000	21,889,000	
可於年終行使 Exercisable at the end of the year							18,831,000	
加權平均行使價 Weighted average exercise price	(港幣元) (HK$)	9.40	–	9.52	–	10.18	9.69	

購股權持有人分析如下： Holders of the share options are analysed as follows:

	於二零零七年一月一日尚未行使 Outstanding at 1/1/2007	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding at 31/12/2007
舊計劃 Old Scheme						
僱員Employees	1,420,000	–	293,000	–	–	1,127,000
新計劃 New Scheme						
董事Directors	600,000	–	–	–	–	600,000
僱員Employees	43,175,000	–	23,182,000	–	480,000	19,513,000
其他參與者Other participants	3,485,000	–	2,836,000	–	–	649,000

三十. 股本(續)

30. Share Capital (continued)

授出日期 Date of grant	行使價 Exercise Price 港幣元 HK$	於二零零六年一月一日尚未行使 Outstanding at 1/1/2006	於本年度授出 Granted during the year	於本年度行使¹ Exercised during the year¹	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零六年十二月三十一日尚未行使 Outstanding at 31/12/2006	已授購股權之估計公允價值 Estimated fair value of the share option granted 港幣元 HK$
		購股權數目 Number of share options						
舊計劃 Old Scheme								
20/06/2000	7.190	7,945,000	–	7,470,000	–	–	475,000	–
21/11/2000	7.080	3,399,000	–	2,454,000	–	–	945,000	–
		11,344,000	–	9,924,000	–	–	1,420,000	
新計劃 New Scheme								
07/02/2002	7.170	14,514,000	–	13,880,000	–	–	634,000	–
05/03/2002	7.350	11,486,000	–	8,121,000	–	–	3,365,000	–
08/03/2002	7.500	780,000	–	780,000	–	–	–	–
19/04/2002	7.400	3,650,000	–	3,366,000	–	–	284,000	–
23/05/2002	8.900	44,000	–	44,000	–	–	–	–
02/08/2002	8.320	3,834,000	–	2,454,000	–	660,000	720,000	–
07/11/2002	7.700	1,752,000	–	1,752,000	–	–	–	–
24/01/2003	7.250	578,000	–	528,000	–	–	50,000	–
14/04/2003	6.290	4,216,000	–	3,822,000	–	–	394,000	–
01/08/2003	7.100	660,000	–	580,000	–	–	80,000	–
08/10/2003	8.900	1,661,000	–	1,220,000	–	89,000	352,000	–
02/12/2003	9.000	1,070,000	–	1,070,000	–	–	–	–
14/01/2004	9.720	38,963,000	–	20,868,000	–	2,982,000	15,113,000	–
20/04/2004	9.890	5,216,000	–	2,296,000	–	28,000	2,892,000	–
25/05/2004	9.150	24,443,000	–	20,289,000	–	–	4,154,000	–
02/06/2004	9.550	5,022,000	–	4,422,000	–	–	600,000	–
22/07/2004	9.800	1,590,000	–	1,252,000	–	178,000	160,000	–
04/10/2004	10.350	45,464,000	–	27,514,000	–	328,000	17,622,000	–
17/01/2005	11.400	1,580,000	–	580,000	–	880,000	120,000	–
22/07/2005	12.500	960,000	–	240,000	–	–	720,000	–
		167,483,000	–	115,078,000	–	5,145,000	47,260,000	
		178,827,000	–	125,002,000	–	5,145,000	48,680,000	
可於年終行使 Exercisable at the end of the year							30,722,000	
加權平均行使價 Weighted average exercise price	(港幣元) (HK$)	9.23	–	8.29	–	9.86	9.40	

購股權持有人分析如下： Holders of the share options are analysed as follows:

	於二零零六年一月一日尚未行使 Outstanding at 1/1/2006	於本年度授出 Granted during the year	於本年度行使 Exercised during the year	於本年度註銷 Cancelled during the year	於本年度失效 Lapsed during the year	於二零零六年十二月三十一日尚未行使 Outstanding at 31/12/2006
舊計劃 Old Scheme						
董事Directors	5,986,000	–	5,986,000	–	–	–
僱員Employees	5,358,000	–	3,938,000	–	–	1,420,000
新計劃 New Scheme						
董事Directors	24,266,000	–	23,666,000	–	–	600,000
僱員Employees	131,453,000	–	83,133,000	–	5,145,000	43,175,000
其他參與者Other participants	11,764,000	–	8,279,000	–	–	3,485,000

三十. 股本(續)

附註：

1. 年內已行使購股權於行使日期之加權平均股價為港幣27.72元(二零零六年：港幣16.80元)。

本集團於截至二零零七年十二月三十一日止年度就本公司所授購股權確認總支出港幣4百萬元(二零零六年：港幣23百萬元)。

30. Share Capital (continued)

Notes:

1. The weighted average share price at the date of exercise for share options exercised during the year was HK$27.72 (2006: HK$16.80).

The Group recognised the total expenses of HK$4 million for the year ended 31 December 2007 (2006: HK$23 million) in relation to the share options granted by the Company.

三十一. 儲備

本集團

本集團儲備變動詳情載於第103頁至104頁的綜合股東權益變動表。

本集團保留溢利內已包括由本集團聯營公司所保留之溢利約港幣109百萬元(二零零六年：港幣92百萬元)。

31. Reserves

The Group

Details of changes in reserves of the Group are set out in the consolidated statement of changes in equity on pages 103 to 104.

The retained profits of the Group include approximately HK$109 million (2006: HK$92 million) retained by associates of the Group.

		股份溢價 Share premium 港幣百萬元 HK$ million	僱員股份補償儲備 Employee share-based compensation reserve 港幣百萬元 HK$ million	認股權證儲備 Warrant reserve 港幣百萬元 HK$ million	保留溢利 Retained profits 港幣百萬元 HK$ million	合計 Total 港幣百萬元 HK$ million
本公司	**The Company**					
於二零零六年一月一日	At 1 January 2006	11,624	145	168	3,361	15,298
發行股份溢價	Premium on share issued	983	–	–	–	983
發行股份費用	Share issue expenses	(1)	–	–	–	(1)
僱員購股權福利	Employees share option benefits	–	23	–	–	23
於償還複合金融工具時轉出	Release upon repayment of compound financial instruments	–	–	(168)	168	–
本年度溢利	Profit for the year	–	–	–	2,965	2,965
股息	Dividends	–	–	–	(3,265)	(3,265)
於二零零六年十二月三十一日及二零零七年一月一日	At 31 December 2006 and 1 January 2007	12,606	168	–	3,229	16,003
發行股份溢價	Premium on share issued	224	–	–	–	224
發行股份費用	Share issue expenses	(1)	–	–	–	(1)
僱員購股權福利	Employees share option benefits	–	4	–	–	4
本年度溢利	Profit for the year	–	–	–	2,360	2,360
股息 (註十四)	Dividends (Note 14)	–	–	–	(2,401)	(2,401)
於二零零七年十二月三十一日	At 31 December 2007	12,829	172	–	3,188	16,189

本公司可供分派予股東之儲備為港幣3,188百萬元(二零零六年：港幣3,229百萬元)。

Reserves of the Company available for distribution to the shareholders amounted to HK$3,188 million (2006: HK$3,229 million).

三十二. 綜合現金流量表附註
甲 經營活動之現金流量

32. Notes to the Consolidated Cash Flow Statement
A Cash flows from operating activities

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
除稅前溢利	Profit before taxation	**6,292**	3,969
調整：	Adjustments for:		
應佔聯營公司業績淨額	Share of net results of associates	**(353)**	(333)
出售附屬公司／業務所得溢利	Profit on disposal of subsidiaries/business	**(2,399)**	(517)
出售聯營公司所得溢利	Profit on disposal of associates	**(78)**	(1)
出售可售投資所得溢利	Profit on disposal of available for sale investments	**(2)**	–
衍生金融工具公允價值淨盈餘	Net fair value gain on derivative financial instruments	**(98)**	(104)
非上市可售投資股息收入	Dividend income from unlisted available for sale investments	**(4)**	(7)
利息收入	Interest income	**(291)**	(273)
利息支出	Interest expenses	**487**	441
出售固定資產淨虧損	Net loss on disposal of fixed assets	**29**	36
已確認之固定資產減值虧損	Impairment loss recognised on fixed assets	**20**	24
已確認之商譽減值虧損	Impairment loss recognised on goodwill	**4**	–
已確認之可售投資減值虧損	Impairment loss recognised on available for sale investments	**6**	–
已確認之其他無形資產減值虧損	Impairment loss recognised on other intangible assets	**41**	1
折舊	Depreciation	**1,601**	1,527
其他無形資產攤銷	Amortisation of other intangible assets	**9**	31
確認為收入之收購折讓	Discount on acquisition recognised as income	**(5)**	–
已動用之儲油服務費	Tank storage service fee utilised	**11**	22
投資物業重估盈餘	Valuation gain on investment properties	**(567)**	(528)
以權益扣除之股份形式付款	Share based payment charged against equity	**4**	23
因結算衍生金融工具而在對沖儲備轉出	Release of hedge reserve upon settlement of derivative financial instruments	**–**	(2)
營運資金變動前之經營溢利	Operating profit before working capital changes	**4,707**	4,309
待售物業之變動	Changes in properties held for sale	**1**	5
其他存貨之變動	Changes in other stocks	**(2,852)**	(812)
貿易及其他應收款項之變動	Changes in trade and other receivables	**(998)**	(652)
衍生金融工具之變動	Changes in derivative financial instruments	**85**	79
貿易及其他應付款項之變動	Changes in trade and other payables	**4,737**	2,459
經營所得之現金	Cash generated from operations	**5,680**	5,388

三十二.綜合現金流量表附註(續)

32. Notes to the Consolidated Cash Flow Statement (continued)

乙 出售附屬公司/業務

B Disposal of subsidiaries/business

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
出售資產淨值：	Net assets disposed of:		
固定資產	Fixed assets	518	1,223
商譽	Goodwill	–	34
其他無形資產	Other intangible assets	–	491
於聯營公司之權益	Interests in associates	–	19
可售投資	Available for sale investments	1	27
預付款項	Prepayments	270	–
存貨	Stocks	661	620
貿易及其他應收款項	Trade and other receivables	1,646	936
衍生金融工具	Derivative financial instruments	93	–
可退回税項	Taxation recoverable	2	–
現金及銀行結存	Cash and bank balances	955	979
貿易及其他應付款項	Trade and other payables	(1,509)	(1,285)
衍生金融工具	Derivative financial instruments	(70)	–
短期貸款	Short term loans	(477)	(96)
應付税項	Taxation payable	(69)	(49)
長期貸款	Long term loans	(400)	(303)
遞延税項負債	Deferred taxation liabilities	(21)	–
		1,600	2,596
少數股東權益	Minority interests	–	(119)
儲備調撥	Reserves released	(8)	(45)
出售附屬公司/業務所得溢利	Profit on disposal of subsidiaries/business	2,399	517
		3,991	2,949
以下列方式支付：	Satisfied by:		
現金代價	Cash consideration	3,991	2,949
出售附屬公司/業務所得之現金及現金等值流入淨額分析	**Analysis of the net inflow of cash and cash equivalents in respect of disposal of subsidiaries/business**		
已收現金代價	Cash considerations received	3,991	2,949
出售現金及銀行結存	Cash and bank balances disposed of	(955)	(979)
		3,036	1,970

三十二. 綜合現金流量表附註(續) 32. Notes to the Consolidated Cash Flow Statement (continued)

丙 收購附屬公司／業務 C Acquisition of subsidiaries/business

		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
收購所得淨資產之賬面值及公允價值：	The carrying amounts and fair values of the net assets acquired:		
固定資產	Fixed assets	**1,313**	465
商譽	Goodwill	**2**	–
其他無形資產	Other intangible assets	**11**	–
可售投資	Available for sale investments	**2**	–
於聯營公司之權益	Interests in associates	**7**	–
存貨	Stocks	**166**	48
貿易及其他應收款項	Trade and other receivables	**393**	27
遞延税項資產	Deferred taxation assets	**9**	–
現金及銀行結存	Cash and bank balances	**207**	10
貿易及其他應付款項	Trade and other payables	**(694)**	(93)
應付税項	Taxation payable	**(11)**	(1)
遞延税項負債	Deferred taxation liabilities	**(145)**	–
短期貸款	Short term loans	**(161)**	(98)
長期貸款	Long term loans	**(43)**	–
		1,056	358
少數股東權益	Minority interests	**(275)**	(53)
收購時產生之商譽	Goodwill on acquisition	**496**	348
收購時產生之折讓	Discount on acquisition	**(5)**	–
		1,272	653
以下列方式支付：	Discharged by:		
現金	Cash	**1,191**	593
應付價值結餘	Balance of consideration payable	**81**	60
		1,272	653
收購附屬公司／業務之現金及現金等值流出淨額分析	**Analysis of the net outflow of cash and cash equivalents in respect of acquisition of subsidiaries/business's undertaking**		
已付現金代價	Cash consideration paid	**(1,191)**	(593)
收購所得現金及銀行結存	Cash and bank balances acquired	**207**	10
		(984)	(583)

三十三. 資本承擔

33. Capital Commitments

		本集團 The Group		本公司 The Company	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
於結算日尚未完成之資本承擔如下：	Capital commitments outstanding at the balance sheet date are as follows:				
已簽約但尚未撥備	Contracted but not provided for	**3,054**	999	**–**	–
已批准但尚未簽約	Authorised but not contracted for	**3,491**	1,249	**–**	–
		6,545	2,248	**–**	–

三十四. 營業租約承擔

(甲) 作為承租人

34. Operating Lease Commitments

(a) As lessee

		本集團 The Group		本公司 The Company	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
於結算日，根據不可註銷營業租約須於如下期間支付之最低租賃款項總額：	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are payable as follows:				
－在一年內	– Within one year	**1,255**	978	**–**	–
－在第二年至第五年（包括首尾兩年）	– In the second to fifth year inclusive	**4,128**	3,105	**–**	–
－五年之後	– After five years	**6,707**	5,020	**–**	–
		12,090	9,103	**–**	–

營業租賃款項指本集團應為若干零售門市以及物業支付之租金。租約主要按一至三十年之租賃年期商議。

Operating lease payment represents rental payable by the Group for certain of its retail outlets and properties. Leases are negotiated for lease terms principally ranged from 1 to 30 years.

三十四. 營業租約承擔(續)
(乙) 作為出租人

34. Operating Lease Commitments (continued)
(b) As lessor

		本集團 The Group		本公司 The Company	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
於結算日，根據不可註銷營業租約可於如下期間收取之最低租賃款項總額：	At the balance sheet date, the total future minimum lease payments under non-cancellable operating leases are receivable as follows:				
一在一年內	– Within one year	**554**	463	**1**	1
一在第二年至第五年（包括首尾兩年）	– In the second to fifth year inclusive	**940**	560	**1**	1
一五年之後	– After five years	**971**	297	**–**	–
		2,465	1,320	**2**	2

此等物業之租客平均租用年期介乎1至10年。

These properties have committed tenants for an average term from 1 to 10 years.

三十五. 或然負債

35. Contingent Liabilities

		本集團 The Group		本公司 The Company	
		二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
於結算日，本公司為下列公司提供銀行及其他貸款擔保而產生之或然負債	At the balance sheet date, there were contingent liabilities in respect of guarantees for banks loans provided to				
一附屬公司	– subsidiaries	**–**	–	**7,943**	7,826
一一間聯營公司	– an associate	**500**	500	**500**	500
		500	500	**8,443**	8,326

三十六. 重大關連交易

甲 本公司與其附屬公司(屬於本公司之關連人士)進行之交易已於綜合賬目時對銷，並無在本附註中披露。除本財務報告另行披露之交易及結餘外，本集團進行下列各項重大關連交易。

36. Material Related Party Transactions

A Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

		二零零七年 **2007** **港幣百萬元** **HK$ million**	二零零六年 2006 港幣百萬元 HK$ million
向聯營公司購入貨品	Purchase of goods from associates	**446**	368
接受下列公司提供之服務	Receiving of services from		
一間控股公司	A holding company	**1**	1
母公司集團之附屬公司	Fellow subsidiaries	**81**	237
聯營公司	Associates	**23**	25
向下列公司銷售貨品	Sales of goods to		
一間控股公司	A holding company	**–**	1
母公司集團之附屬公司	Fellow subsidiaries	**3**	42
聯營公司	Associates	**69**	142
向母公司集團之附屬公司提供服務	Rendering of services to fellow subsidiaries	**3**	5
營業租約款項	Operating lease payment		
一間控股公司	A holding company	**3**	3
母公司集團之附屬公司	Fellow subsidiaries	**52**	53
聯營公司	Associates	**2**	2
儲油服務費	Tank storage service fees		
一間控股公司	A holding company	**70**	140
母公司集團之附屬公司	Fellow subsidiaries	**1**	2
就於油庫提供若干服務而向下列公司收取管理費	Management fee received for provision of certain services at oil depot		
一間控股公司	A holding company	**1**	1
母公司集團之附屬公司	Fellow subsidiaries	**9**	19
根據倉儲管理協議及設施管理協議進行交易	Transaction under godown management agreement and facilities management		
向下列公司收取服務費	Receipt of service fee from		
一間控股公司	A holding company	**131**	172
母公司集團之附屬公司	Fellow subsidiaries	**96**	86
向一間控股公司支付月費	Payment of monthly fee to a holding company	**36**	36

三十六. 重大關連交易(續)

甲 (續)

本集團有下列重大關連交易結餘：

36. Material Related Party Transactions (continued)

A (continued)

The Group had the following material related party balances:

	二零零七年 2007 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million
應收款項：Amount due from:		
母公司集團之附屬公司 Fellow subsidiaries	**11**	12
聯營公司 Associates	**21**	25
應付款項：Amount due to:		
母公司集團之附屬公司 Fellow subsidiaries	**56**	57
聯營公司 Associates	**26**	19

乙 與其他中國內地國家控制實體之交易／結餘。

本集團本身為中國華潤總公司(該公司由中國政府控制)旗下一個龐大公司集團之成員。除與華潤總公司集團及本集團聯營公司進行之交易外，本集團亦在日常業務過程中與中國政府直接或間接擁有或控制之實體進行業務往來。董事認為，除華潤總公司集團外，該等實體並無權力支配或參與製訂本集團之財務及經營政策。與該等實體進行之交易(包括買賣貨品及服務)乃按本集團一般業務過程訂立。本集團認為，就其所深知上文所概述之關連交易已充份及符合披露要求。

B Transactions/balances with other state-controlled entities in Chinese Mainland.

The Group itself is a part of a larger group of companies under CRNC which is controlled by the PRC government. Apart from the transactions with CRNC group and the associates of the Group, it also conducts businesses with entities directly or indirectly owned or controlled by the PRC government in the ordinary course of business. The directors are of the opinion that those entities other than the CRNC group do not have the power to govern or participate in the financial and operating policies of the Group. The transactions including sales and purchases of goods and services, with these entities are conducted in the ordinary course of the Group's business. The Group believes that it has provided, at the best of its knowledge, adequate and appropriate disclosure of related party transactions as summarised above.

丙 主要管理人員之薪酬

支付予主要管理人員(僅包括本公司董事)之酬金已於附註十中披露。

C Compensation of key management personnel

Remuneration paid for key management personnel include solely the directors of the Company as disclosed in note 10.

三十七. 批准財務報告

第97頁至第185頁所載之財務報告已獲董事會於二零零八年三月三十一日批准。

37. Approval of Financial Statements

The financial statements set out on pages 97 to 185 were approved by the Board of Directors on 31 March 2008.

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 零售					
(1) Retail					
於香港註冊成立 **Incorporated in Hong Kong**					
中藝(香港)有限公司 Chinese Arts & Crafts (H.K.) Limited	5,000,000股每股面值港幣10元之普通股 5,000,000 ordinary shares of HK$10 each	100.0	–	100.0	零售業務 Retail business
華潤萬家(香港)有限公司 China Resources Vanguard (Hong Kong) Company Limited	90,000,000股每股面值港幣1元之普通股 90,000,000 ordinary shares of HK$1 each	100.0	–	100.0	超市業務、投資控股及貨品批發 Supermarket operations, investment holding and wholesale of merchandise
潤發倉碼有限公司 Yuen Fat Wharf & Godown Company Limited	1,000,000股每股面值港幣1元之普通股 1,000,000 ordinary shares of HK$1 each	100.0	–	100.0	碼頭及倉儲服務 Wharf & godown services
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
** 華潤萬家有限公司 (China Resources Vanguard Co., Ltd.)	人民幣1,403,000,000元 RMB 1,403,000,000	100.0	65.0	35.0	超市業務 Supermarket operations
** 深圳華潤萬佳超級市場有限公司	港幣226,200,000元 HK$226,200,000	100.0	–	100.0	超市業務 Supermarket operations
* 華潤萬家(蘇州)超市有限公司 (China Resources Vanguard (Suzhou) Supermarket Co., Ltd.)	12,096,140美元 US$12,096,140	100.0	–	100.0	超市業務 Supermarket operations
* 蘇果超市有限公司 (Suguo Supermarket Co., Ltd.)	人民幣582,820,000元 RMB582,820,000	85.0	–	85.0	超市業務 Supermarket operations

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(一) 零售(續) **(1) Retail** (Continued)					
於中國內地註冊成立(續) **Incorporated in Chinese Mainland** (Continued)					
* 浙江華潤慈客隆超市有限公司 (China Resources Cikelong (Zhejiang) Supermarket Co., Ltd.)	人民幣124,000,000元 RMB 124,000,000	100.0	–	100.0	超市業務 Supermarket operations
* 華潤萬家生活超市(廣州)有限公司 (China Resources Vanguard (Guangzhou) Superstore Co., Ltd.)	人民幣30,000,000元 RMB 30,000,000	100.0	–	100.0	超市業務 Supermarket operations
* 上海創思服飾有限公司	1,000,000美元 US$1,000,000	51.0	–	100.0	服裝及配件批發及分銷 Wholesale and distribution of apparel and accessories
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@ Tactical Solutions Incorporated	100股每股面值1美元之普通股 100 ordinary shares of US$1 each	51.0	–	51.0	投資控股 Investment holding
(二) 飲品 **(2) Beverage**					
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
華潤雪花啤酒有限公司 China Resources Snow Breweries Limited	42,800,200股每股面值1美元之普通股 42,800,200 ordinary shares of US$1 each	51.0	51.0	–	投資控股 Investment holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二) 飲品(續) **(2) Beverage** (Continued)					
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
** 華潤雪花啤酒(四川)有限責任公司 (China Resources Snow Breweries (Sichuan) Co., Limited)	人民幣124,143,853元 RMB124,143,853	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(德陽)有限責任公司	人民幣113,792,501元 RMB113,792,501	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(樂山)有限責任公司 (China Resources Snow Breweries (Leshan) Co., Limited)	人民幣35,000,000元 RMB35,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(綿陽)有限責任公司 (China Resources Snow Breweries (Mianyang) Co., Ltd.)	人民幣100,000,000元 RMB100,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤雪花啤酒(沈陽)有限公司	人民幣116,240,000元 RMB116,240,000	45.9	–	90.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(安徽)有限公司 (China Resources Snow Breweries (Anhui) Co., Ltd.)	人民幣246,000,000元 RMB246,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤雪花啤酒(武漢)有限公司 (China Resources Snow Brewery (Wuhan) Co., Ltd.)	人民幣570,000,000元 RMB570,000,000	45.9	–	90.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(二) 飲品(續) **(2) Beverage** (Continued)					
於中國內地註冊成立(續) **Incorporated in the Chinese Mainland** (Continued)					
** 華潤雪花啤酒(中國)投資有限公司	399,542,916美元 US$399,542,916	51.0	–	100.0	投資控股 Investment holding
** 華潤雪花啤酒(遼寧)有限公司	60,814,189美元 US$60,814,189	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(中國)有限公司	6,500,000美元 US$6,500,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(大連)有限公司 (China Resources Snow Brewery (Dalian) Co., Ltd.)	21,200,000美元 US$21,200,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 大連華潤棒棰島啤酒有限公司 (China Resources (Dalian) Bangchuidao Brewery Co., Ltd.)	人民幣96,000,000元 RMB96,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
* 華潤雪花啤酒(浙江)有限公司	人民幣120,000,000元 RMB120,000,000	35.7	–	70.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products
** 華潤雪花啤酒(江蘇)有限公司 (China Resources Snow Breweries (Jiangsu) Co., Ltd.)	114,000,000美元 US$114,000,000	51.0	–	100.0	製造和分銷啤酒產品 Manufacturing and distribution of beer products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(三) 食品加工及經銷 **(3) Food Processing and Distribution**					
於香港註冊成立 **Incorporated in Hong Kong**					
五豐行有限公司 Ng Fung Hong Limited	1,046,258,000股每股面值港幣0.1元之普通股 1,046,258,000 ordinary shares of HK$0.1 each	100.0	–	100.0	鮮活冷凍食物經銷、屠場經營、食品代理及投資控股 Distribution of fresh, live and frozen foodstuff, abattoir operation, acting as food agent and investment holding
五豐凍品水產有限公司 Ng Fung Frozen Meats & Aquatic Products Co. Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	94.0	–	94.0	經銷凍肉及水產 Trading of frozen meats and aquatic products
@ 中港聯合生豬有限公司 Chung Kong Luen Livestock Company Limited	60,000股每股面值港幣1,000元之普通股 60,000 ordinary shares of HK$1,000 each	35.7	–	51.0	生豬批發 Wholesale of live pigs
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
^ @ (中國國際漁業公司) China International Fisheries Corp	60,864股每股面值1美元之普通股 60,864 ordinary shares of US$1 each	51.0	–	51.0	投資控股 Investment holding
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@ Victory Return Corporation	1股每股面值1美元之普通股 1 ordinary share of US$1 each	51.0	–	100.0	捕魚業及提供船隻儲存及魚類供應 Marine fishing and the provision of ship stores and fishing supplies

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(三) 食品加工及經銷(續)					
(3) Food Processing and Distribution (Continued)					
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
* 五豐食品(深圳)有限公司 (Ng Fung Foods (Shenzhen) Co., Ltd.)	人民幣543,000,000元 RMB543,000,000	70.0	–	70.0	禽畜飼養、屠場經營、肉類加工及家禽批發 Livestock raising, abattoir operation, meat products processing and poultry wholesaling
* 杭州五豐聯合肉類有限公司 (Hangzhou Ng Fung United Meat Co., Ltd)	人民幣50,000,000元 RMB50,000,000	65.0	–	65.0	肉類批發及供應 Wholesale and distribution of meat
於巴拿馬註冊成立 **Incorporated in the Panama**					
@ Jin Feng S.A.	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	51.0	–	100.0	捕魚業、船隻租賃及提供魚類供應及燃料之船隻儲存服務 Marine fishing, vessel chartering and the provision of ship stores, fishing supplies and bunker oil
(四) 紡織					
(4) Textile					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤紡織(集團)有限公司 China Resources Textiles (Holdings) Company Limited	100,000,001股每股面值港幣1元之普通股 100,000,001 ordinary shares of HK$1 each	100.0	–	100.0	投資控股 Investment holding

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	股本百分比 Percentage of capital 本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(四) 紡織(續) **(4) Textile** (Continued)					
於香港註冊成立(續) **Incorporated in Hong Kong** (Continued)					
華潤紡織品有限公司 China Resources Textiles Company Limited	5,000,000股每股面值港幣1元之普通股 5,000,000 ordinary shares of HK$1 each	100.0	–	100.0	紡織品營銷及投資控股 Trading of textiles and investment holding
Wan Hsin Company Limited	2股每股面值港幣1,000元之普通股 2 ordinary shares of HK$1,000 each	100.0	–	100.0	紗布營銷及投資控股 Trading of textile products and investment holding
新弘紡織有限公司 Hsin Hung Textiles Limited	2,000,000股每股面值港幣1元之普通股 2,000,000 ordinary shares of HK$1 each	100.0	–	100.0	服裝營銷及投資控股 Trading of apparel and investment holding
於中國內地註冊成立 **Incorporated in the Chinese Mainland**					
@** 華潤紡織投資發展有限公司 (China Resources Textiles Investment & Development Co., Ltd.)	73,200,000美元 US$73,200,000	100.0	–	100.0	投資控股及棉花營銷 Investment holding and trading of cotton
@** 山東聊城華潤紡織有限公司 (Shandong Liaocheng China Resources Textiles Co., Ltd.)	20,430,000美元 US$20,430,000	100.0	–	100.0	紗布生產及營銷及投資控股 Manufacture and trading of textile products and investment holding
@*** 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.)	人民幣129,665,718元 RMB129,665,718	51.0	–	51.0	紗布生產及營銷及投資控股 Manufacture and trading of textile products and investment holding
@* 煙台華潤錦綸有限公司 (China Resources Yantai Nylon Co., Ltd.)	13,315,000美元 US$13,315,000	65.0	–	65.0	布料生產及營銷 Manufacture and trading of fabric products

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(五) 物業					
(5) Property					
於香港註冊成立 **Incorporated in Hong Kong**					
華創物業(香港)有限公司 CRE Properties (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	投資控股及物業管理 Investment holding and property management
CRE Property (Nan Fung Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	物業投資 Property investment
CRE Property (Argyle Centre) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	物業投資 Property investment
CRE Property (Silvercord) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	–	100.0	物業投資 Property investment
匯暉置業有限公司 Worldfaith Properties Limited	3股每股面值港幣1元之普通股 3 ordinary shares of HK$1 each	93.9	–	100.0	物業投資 Property investment
(六) 投資及其他					
(6) Investments and Others					
於香港註冊成立 **Incorporated in Hong Kong**					
華潤創業財務(香港)有限公司 CRE Finance (Hong Kong) Limited	2股每股面值港幣1元之普通股 2 ordinary shares of HK$1 each	100.0	100.0	–	財務 Financing
於開曼群島註冊成立 **Incorporated in Cayman Islands**					
Purple Finance Limited	2股每股面值1美元之普通股 2 ordinary shares of US$1 each	100.0	100.0	–	財務 Financing

附屬公司及聯營公司 Subsidiaries and associates	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	股本百分比 Percentage of capital 本集團應佔 attributable to the Group	本公司持有 held by the Company	附屬公司持有 held by subsidiaries	主要業務 Principal activities
(六) 投資及其他(續)					
(6) Investments and Others (Continued)					
於英屬處女群島註冊成立 **Incorporated in British Virgin Islands**					
@#△ HIT Investments Limited	200股每股面值1美元之普通A股 200 ordinary "A" shares of US$1 each	10.0	–	10.0	在香港投資貨櫃碼頭營運 Investment in container terminal operations in Hong Kong
@#△ Hutchison Ports Yantian Investments Limited	200股每股面值1美元之普通股 200 ordinary shares of US$1 each	10.0	–	10.0	在中國內地投資貨櫃碼頭營運 Investment in container terminal operations in the Chinese Mainland

附註：
Notes:

一. 董事認為，全面載列所有附屬及聯營公司詳情會使篇幅過於冗長，故上表僅載列對本集團業績或資產具重大影響力之附屬公司及聯營公司詳情。
1. The Directors are of the opinion that a complete list of the particulars of all subsidiaries and associates will be of excessive length and therefore the above list contains only the particulars of the subsidiaries and associates which materially affect the results or assets of the Group.

二. 除另有註明者外，各公司之主要營業所在國家亦即其註冊成立所在地點。
2. Unless otherwise stated, the principal country of operation of each company is the same as its place of incorporation.

三. 在中國內地註冊成立之公司，其英文名稱為於各自之批准証書顯示。
3. For companies incorporated in the Chinese Mainland, the English name is as shown in the Certificate of Approval of each company.

四. 年內，本集團以總代價港幣893百萬元購入若干啤酒公司之股權，其中港幣812百萬元已於二零零七年支付。本集團本年度溢利及截至本年度止之資產淨值因進行收購事項而同時減少港幣23百萬元。
4. During the year, the Group acquired equity interests in certain brewery companies for an aggregate consideration of HK$893 million of which HK$812 million was paid in 2007. As a result of the acquisitions, the Group's profit for the year and the net assets at the year end have both been decreased by HK$23 million.

△ 聯營公司
△ Associates
* 合資企業
* Equity Joint Venture
** 外資企業
** Wholly Foreign Owned Enterprise
*** 上市合資企業
*** Listed Joint Stock Company
^ 中文商用名稱
^ Chinese trade name
\# 透過定期參與該聯營公司之董事局會議而行使重大影響力。
\# Significant influence is exercised through the participation of regular board meeting of the associates
@ 並非由德勤・關黃陳方會計師行審核之公司。
@ Companies not audited by Deloitte Touche Tohmatsu.

主要物業概要
SCHEDULE OF PRINCIPAL PROPERTIES

於二零零七年十二月三十一日 At 31 December 2007

位置Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業 **Properties held for investment**				
香港 **Hong Kong**				
旺角中心一期 地庫A部份，地下部份1-4樓，4樓平台，5樓 及部份向西洋菜街南及亞皆老街的外牆及廣告板 九龍旺角彌敦道688號亞皆老街65號	100%	7,216	商	長期
Argyle Centre, Phase I Portion A on Basement, Portion of G/F, 1 to 4/F and Flat Roof of 4/F, 5/F and Part of External Walls and the Sign board of Portion A of Argyle Centre facing Sai Yeung Choi Street South and Argyle Street and scavenging lane, 688 Nathan Road 65 Argyle Street Mongkok Kowloon			C	Long
南豐中心 地庫31及57號貨車位 A034-A041、A044、A128、 A4201、A4301、A4502及A4602單位， 部份1至3樓樓面(連平台) 及3樓部份假天花至原來石屎天花間之空間 新界荃灣青山公路264-298號	100%	7,075	商停	中期
Nan Fung Centre Lorry parking space Nos. 31 and 57 on Basement Units A034-A041, A044, A128, A4201, A4301, A4502 and A4602 and portion on 1/F-3/F with Flat Roof and the space between the floor ceiling and the original concrete ceiling over portion of 3/F 264-298 Castle Peak Road Tsuen Wan, New Territories			C/CP	Medium
星光行 地下9B號舖－10A號舖及一樓B舖 九龍尖沙咀梳士巴利道3號	100%	1,309	商	長期
Star House Shop 9B – 10A on G/F & Shop B on 1/F 3 Salisbury Road, Tsimshatsui, Kowloon			C	Long

位置Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港(續) **Hong Kong** (continued)				
樂聲中心 地下5–18號，20A，20B及20C號舖位， 怡和街入口(A入口)糖街入口(B入口)， 1至3樓全層及4樓整個平台 香港銅鑼灣怡和街19–31號及糖街2–8號 Lok Sing Centre Shop Nos. 5-18, 20A, 20B and 20C on G/F Entrance at Yee Wo Street (Entrance A) Entrance at Sugar Street (Entrance B) the whole of 1/F to 3/F and the whole Flat Roof on 4/F Level 19-31 Yee Wo Street and 2-8 Sugar Street Causeway Bay, Hong Kong	100%	8,982	商 C	長期 Long
新港中心 地下38號舖1樓39號舖及2樓41號舖 地庫13，14，15，16及17號車位 九龍尖沙咀廣東道30號 Silvercord Shop No. 38 on the G/F Shop No. 39 on 1/F and Shop No. 41 on 2/F Tower 1 and Car Park Nos. 13, 14, 15, 16 and 17 on Basement 30 Canton Road, Tsimshatsui, Kowloon	100%	7,849	商停 C/CP	長期 Long
中藝大廈 九龍觀塘海濱道165號 CAC Tower 165 Hoi Bun Road Kwun Tong, Kowloon	100%	13,900	工 I	中期 Medium

位置Location	本集團所佔權益 Group's Interest	樓面面積（平方米） Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港(續) **Hong Kong** (continued)				
中大貨倉大廈 地下，5-11樓，13樓，15至20樓全層(包括天台) 及地下 1-23 號車位， 九龍長沙灣瓊林街115號 Chung Dah Godown Building Ground floor, 5 to 11/F, 13/F, 15/F to 20/F (including Main Roof) and car park Nos. 1 to 23 on Ground Floor 115 King Lam Street, Cheung Sha Wan, Kowloon	100%	14,782	工停 I/CP	中期 Medium
達利中心 1樓101號室，2樓及3樓整個平台， 4樓401號室，6樓貨倉， 21-24號貨櫃電梯， 車位P1-P103，L1-L15，L17-L43 新界葵涌梨木道 88 號 Riley House Unit 101 on 1/F, The whole of 2/F, 3/F & Roof Flat, Unit 401 on 4/F, Godown on 6/F, Cargo Lift Nos. 21-24, Car Parking Spaces P1-P103, L1-L15, L17-L43, 88 Lei Muk Road, Kwai Chung, New Territories	100%	33,485	工停 I/CP	中期 Medium
佐敦薈 九龍彌敦道233-239號 JD Mall, 233-239 Nathan Road, Jordan, Kowloon	89%	9,599	商 C	中期 Medium

位置Location	本集團所佔權益 Group's Interest	樓面面積(平方米) Floor Area (sq.m.)	用途 Type	租約年期 Lease term
持作投資物業(續) **Properties held for investment** (continued)				
香港(續) **Hong Kong** (continued)				
油塘工業城 B座7，8及9樓工場及 地庫L39，L40，L45，L46，L47及L48號貨車位 九龍油塘高輝道17號 Yau Tong Industrial City Workshop on 7/F, 8/F and 9/F of Block B and Lorry Parking Space Nos. L39, L40, L45, L46, L47 and L48 on Basement 17 Ko Fai Road Yau Tong Kowloon	100%	9,702	工停 I/CP	中期 Medium
軒尼詩大廈 地下至4樓 香港銅鑼灣軒尼詩道488-490號 Hennessy Apartments G/F–4/F 488-490 Hennessy Road Causeway Bay Hong Kong	100%	3,125	商 C	長期 Long
中國內地 **Chinese Mainland**				
廣東省江門市建設路東里村橋頭 江門市建設路196號	100%	62,915	商 C	中期 Medium
江門市新會區會城鎮振興二路30號	100%	43,566	商 C	中期 Medium
廣東省深圳市羅湖區東門南路 食品大廈東段和西段整棟	100%	16,212	商辦 C/O	中期 Medium
開平市長沙區幕沙號70號	100%	53,051	商 C	中期 Medium

附註: 商：商業 住：住宅 停：停車場 辦：辦公室 工：工業
Note: C: Commercial R: Residential CP: Car Park O: Office I: Industial

五年財務資料摘要
FIVE-YEAR FINANCIAL SUMMARY

		二零零三年 2003 港幣百萬元 HK$ million	二零零四年 2004 港幣百萬元 HK$ million	二零零五年 2005 港幣百萬元 HK$ million	二零零六年 2006 港幣百萬元 HK$ million	**二零零七年 2007 港幣百萬元 HK$ million**
綜合業績	**Consolidated results**					
營業額	Turnover	34,671	47,078	53,891	65,437	**62,123**
股東應佔溢利	Profit attributable to shareholders	1,429	1,480	2,220	2,776	**4,961**
每股基本盈利	Basic earnings per share	HK$0.69	HK$0.70	HK$1.02	HK$1.19	**HK$2.09**
每股股息	Dividend per share					
中期	Interim	HK$0.10	HK$0.11	HK$0.13	HK$0.14	**HK$0.15**
末期	Final	HK$0.14	HK$0.16	HK$0.25	HK$0.26	**HK$0.30**
		HK$0.24	HK$0.27	HK$0.38	HK$0.40	**HK$0.45**
特別中期	Special interim	註 Note 1	–	–	HK$1.00	**HK$0.60**
綜合資產負債表	**Consolidated balance sheet**					
固定資產	Fixed assets	14,820	19,215	21,436	23,040	**29,876**
商譽	Goodwill	1,346	2,319	3,084	3,481	**6,133**
其他無形資產	Other intangible assets	204	211	630	113	**81**
長期投資	Long term investments	1,976	1,659	1,147	1,206	**1,493**
預付款項	Prepayments	458	960	411	467	**205**
遞延税項資產	Deferred taxation assets	141	167	140	123	**119**
流動資產淨值	Net current assets	2,928	3,140	2,086	1,398	**1,003**
資金運用	Employment of capital	21,873	27,671	28,934	29,828	**38,910**
股本	Share capital	2,090	2,123	2,233	2,358	**2,385**
儲備	Reserves	10,910	13,002	15,963	16,783	**20,486**
股東權益	Shareholders' funds	13,000	15,125	18,196	19,141	**22,871**
少數股東權益	Minority interests	3,859	4,811	4,747	5,824	**7,293**
長期負債	Long term liabilities	4,184	6,797	5,040	3,840	**7,503**
遞延税項負債	Deferred taxation liabilities	830	938	951	1,023	**1,243**
已運用資金	Capital employed	21,873	27,671	28,934	29,828	**38,910**

附註：

1. 二零零三年特別中期股息乃每持有十股本公司股份獲派發一股華潤水泥控股有限公司之股份作為特別股息。

Note:

1. The 2003 special interim dividend represented a special distribution in specie of one share in China Resources Cement Holdings Limited for every ten shares of the Company was distributed.

股東周年大會通告撮要
SUMMARY OF NOTICE OF ANNUAL GENERAL MEETING

以下所載者為股東週年大會通告之撮要本，有關通告全文將載於向股東寄發之通函內。

華潤創業有限公司謹訂於二零零八年五月二十九日星期四下午三時三十分，假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，以便處理下列事項：

普通決議案

1. 省覽及考慮截至二零零七年十二月三十一日止年度已審核之財務報告與董事會報告及獨立核數師報告。
2. 宣佈派發末期股息。
3. 重選退任董事及釐定所有董事之袍金。
4. 續聘核數師及授權董事局釐定其酬金。
5. 授予董事一般授權以購回不超過已發行股本10%之股份。
6. 授予董事一般授權以發行不超過已發行股本20%之額外股份。
7. 藉加入相當於根據本決議案第5項所購回之股份數目，以擴大本決議案第6項有關發行股份之一般授權。

Set out below is a summary of the notice of the annual general meeting, the full version of which is set out in the circular to be dispatched to shareholders separately.

An Annual General Meeting of China Resources Enterprise, Limited will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 29 May 2008 at 3:30 p.m. for the following purposes:

Ordinary Resolutions

1. To receive and consider the audited Financial Statements and the Directors' Report and the Independent Auditor's Report for the year ended 31 December 2007.
2. To declare a final dividend.
3. To re-elect retiring Directors and to fix the fees for all Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital.
6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital.
7. To extend the general mandate to issue shares under item 6 hereof by the addition thereto of the number of shares repurchased under item 5 hereof.

公司資料
CORPORATE INFORMATION

主席 **Chairman**	宋林 Song Lin
董事總經理 **Managing Director**	陳樹林 Chen Shulin
副董事總經理 **Deputy Managing Directors**	王群 Wang Qun 劉百成 Lau Pak Shing 鄺文謙 Kwong Man Him
非執行董事 **Non-Executive Directors**	閻飈 Yan Biao 蔣偉 Jiang Wei 王帥廷 Wang Shuaiting 李福祚 Li Fuzuo 杜文民 Du Wenmin
獨立非執行董事 **Independent Non-Executive Directors**	陳普芬 Chan Po Fun, Peter 黃大寧 Houang Tai Ninh 李家祥 Li Ka Cheung, Eric 鄭慕智 Cheng Mo Chi 陳智思 Chan Bernard Charnwut 蕭炯柱 Siu Kwing Chue, Gordon
公司秘書 **Company Secretary**	李業華 Lee Yip Wah, Peter
核數師 **Auditors**	德勤・關黃陳方會計師行 Deloitte Touche Tohmatsu
註冊辦事處 **Registered Office**	香港灣仔港灣道26號華潤大廈39樓 39/F, China Resources Building 26 Harbour Road, Wanchai, Hong Kong
主要銀行 **Principal Bankers**	中國銀行(香港)有限公司 Bank of China (Hong Kong) Limited 中國建設銀行股份有限公司 China Construction Bank Corporation 招商銀行股份有限公司 China Merchants Bank Co., Ltd. 荷蘭合作銀行 Rabobank International 瑞穗實業銀行 Mizuho Corporate Bank, Ltd.

投資者資料
INFORMATION FOR INVESTORS

財務日誌
Financial Calendar

公佈全年業績 Announcement of annual results	2008年3月31日 31 March 2008
買賣未除末期股息權利股份之最後限期 Last day of dealings in shares with entitlement to final dividend	2008年5月21日 21 May 2008
暫停過戶日期 Closure of register period	2008年5月26日至5月29日(包括首尾兩天) 26 May 2008 to 29 May 2008 (both days inclusive)
末期股息付款日 Payment of final dividend	2008年6月13日或前後 On or about 13 June 2008

股份登記處
Share Registrars

卓佳標準有限公司
香港灣仔
皇后大道東28號
金鐘匯中心26樓
Tricor Standard Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

股票托管處
Depositary

The Bank of New York Mellon
Investor Services
PO Box 11258
Church Street Station
New York, NY10286-1258
USA

股份代號
Stock Codes

香港聯合交易所：00291
彭博：291 HK
路透社：0291.HK
ADR 代號：CRHKY
CUSIP：16940R109
Hong Kong Stock Exchange : 00291
Bloomberg : 291 HK
Reuters : 0291.HK
ADR symbol : CRHKY
CUSIP : 16940R109

投資者關係
Investor Relations

電郵：ir@cre.com.hk
Email: ir@cre.com.hk

TdA · Concept, design and production www.tda.com.hk

香港灣仔港灣道二十六號
華潤大廈三十九樓
電話： 852-2827-1028
傳真： 852-2598-8453
網址： www.cre.com.hk
電郵： info@cre.com.hk

39/F, China Resources Building
26 Harbour Road, Wanchai, Hong Kong
Tel: 852-2827-1028
Fax: 852-2598-8453
Web: www.cre.com.hk
Email: info@cre.com.hk

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in China Resources Enterprise, Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code : 291)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

The notice convening the annual general meeting of China Resources Enterprise, Limited to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 29 May 2008 at 3:30 p.m. is set out on pages 16 to 19 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the annual general meeting. Completion of the proxy form and its return will not preclude you from attending and voting at the annual general meeting if you so wish.

Hong Kong, 25 April 2008

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 29 May 2008 at 3:30 p.m., notice of which is set out on pages 16 to 19 of this circular
"Articles of Association"	the articles of association of the Company
"China" or "PRC"	the People's Republic of China
"Companies Ordinance"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong with limited liability whose Shares are listed on the Main Board of the Stock Exchange (Stock Code : 291)
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	21 April 2008, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase Shares during the period as set out in the Repurchase Resolution up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the ordinary resolution to be passed as referred to in item no. 5 of the notice of the Annual General Meeting

"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing of their own securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchases
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code : 291)

Directors:
Executive Directors:
SONG Lin *(Chairman)*
CHEN Shulin *(Managing Director)*
WANG Qun *(Deputy Managing Director)*
LAU Pak Shing *(Deputy Managing Director)*
KWONG Man Him *(Deputy Managing Director)*

Non-executive Directors:
YAN Biao
JIANG Wei
WANG Shuaiting
LI Fuzuo
DU Wenmin

Independent Non-executive Directors:
CHAN Po Fun, Peter
HOUANG Tai Ninh
LI Ka Cheung, Eric
CHENG Mo Chi
Bernard Charnwut CHAN
SIU Kwing Chue, Gordon

Company Secretary:
LEE Yip Wah, Peter

Registered Office:
39th Floor
China Resources Building
26 Harbour Road
Wanchai
Hong Kong

Hong Kong, 25 April 2008

To the shareholders

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 31 May 2007, a general mandate was given to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. It is therefore proposed to seek your approval of the Repurchase Resolution at the Annual

General Meeting to give a fresh general mandate to the Directors to exercise the powers of the Company to repurchase Shares. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I to this circular.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution (i.e. not exceeding 477,317,624 Shares based on the issued share capital of the Company of 2,386,588,120 Shares as at the Latest Practicable Date and assuming that such issued share capital remains the same at the date of passing the resolution) and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

RE-ELECTION OF RETIRING DIRECTORS

As at the Latest Practicable Date, the Executive Directors of the Company are Mr. SONG Lin, Mr. CHEN Shulin, Mr. WANG Qun, Mr. LAU Pak Shing and Mr. KWONG Man Him; the Non-executive Directors of the Company are Mr. YAN Biao, Mr. JIANG Wei, Mr. WANG Shuaiting, Mr. LI Fuzuo and Mr. DU Wenmin and the Independent Non-executive Directors of the Company are Dr. CHAN Po Fun, Peter, Mr. HOUANG Tai Ninh, Dr. LI Ka Cheung, Eric, Dr. CHENG Mo Chi, The Hon. Bernard Charnwut CHAN and Mr. SIU Kwing Chue, Gordon.

Pursuant to Article 110 of the Articles of Association, Mr. SONG Lin, Mr. CHEN Shulin, Mr. KWONG Man Him, Mr. HOUANG Tai Ninh, Dr. LI Ka Cheung, Eric and Dr. CHENG Mo Chi will retire from office at the Annual General Meeting and, being eligible, will offer themselves for re-election. Pursuant to Article 115 of the Articles of Association, Mr. LI Fuzuo and Mr. DU Wenmin will hold office only until the Annual General Meeting and, being eligible, will offer themselves for re-election at the Annual General Meeting. Details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

Set out on pages 16 to 19 of this circular is the notice convening the Annual General Meeting.

At the Annual General Meeting, resolutions will be proposed to the shareholders in respect of ordinary business to be considered at the Annual General Meeting, including re-election of retiring Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the Repurchase Proposal, the general mandate for Directors to issue new Shares and the extension of the general mandate to issue new Shares.

ACTION TO BE TAKEN

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the meeting if you so wish.

RIGHT TO DEMAND A POLL

Pursuant to Article 60 of the Articles of Association, at the Annual General Meeting, resolutions put to the vote of the meeting shall be decided on a show of hands, unless a poll is taken as may from time to time be required under the Listing Rules and/or any other applicable laws and regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman; or

(b) not less than five shareholders present in person or by proxy and having the right to vote at the meeting; or

(c) a shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) a shareholder or shareholders present in person or by proxy holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors believe that the Repurchase Proposal, the proposed general mandate for Directors to issue new Shares, the proposed extension of the general mandate to issue new Shares and the proposed re-election of retiring Directors are all in the best interest of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
SONG Lin
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum as required under Section 49BA(3)(b) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,386,588,120 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 238,658,812 Shares representing not more than 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31 December 2007 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before, and the period from 1 April 2008 to, the Latest Practicable Date were as follows:–

	Shares	
	Highest	Lowest
	HK$	*HK$*
April 2007	30.05	25.30
May 2007	29.00	26.45
June 2007	32.00	27.35
July 2007	34.80	29.35
August 2007	32.60	23.20
September 2007	33.95	30.40
October 2007	36.00	31.70
November 2007	34.45	25.60
December 2007	35.00	29.05
January 2008	35.00	24.55
February 2008	29.20	24.80
March 2008	27.90	20.10
April 2008 (up to the Latest Practicable Date)	27.00	23.20

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, China Resources National Corporation ("CRNC"), the ultimate holding company of the Company, is interested in 1,232,764,380 Shares (representing approximately 51.65% of the total issued share capital of the Company as at the Latest Practicable Date). In the event that the Directors exercise in full the power to repurchase Shares under the Repurchase Proposal, then (if the present shareholdings remains the same) the attributable interest of CRNC would be increased to approximately 57.39% of the issued share capital of the Company.

The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. In the event that the Repurchase Proposal is exercised in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the eight Directors proposed to be re-elected at the Annual General Meeting to be held on 29 May 2008:

Mr. SONG Lin

Mr. SONG Lin, Chairman, aged 45, was appointed Chairman of the Group in December 2004. He is concurrently Vice Chairman and President of China Resources (Holdings) Company Limited ("CRH") and CRNC. The former is the immediate holding company of the Company and the latter is the ultimate holding company of the Company. Mr. SONG is also Chairman of China Resources Power Holdings Company Limited, China Resources Land Limited ("CR Land") as well as China Resources Microelectronics Limited ("CR Microelectronics"), shares of the three companies are listed on the Stock Exchange and the three companies are also subsidiaries of CRH. Mr. SONG is the Deputy Chairman of China Vanke Co., Ltd., which is a listed company in China. He is also an independent non-executive director of Geely Automobile Holdings Limited (a company listed on the Stock Exchange) and The Bank of East Asia (China) Limited. Mr. SONG is also the Chairman of a fellow subsidiary of the Company, China Resources Cement Holdings Limited, the listing of its shares on the Stock Exchange was withdrawn on 26 July 2006. Mr. SONG was the Chairman of a fellow subsidiary of the Company, China Resources Logic Limited ("CR Logic") (a company listed on the Stock Exchange) and an independent non-executive director of China Merchants Bank Co., Ltd. (a company listed on the Stock Exchange and Shanghai Stock Exchange) from which positions he has resigned. Mr. SONG is a director of various subsidiaries of the Company. Mr. SONG has extensive experience in corporate management and is currently responsible for the overall business development and strategic planning of the Group's business. Mr. SONG holds a Bachelor's degree in Solid Mechanics from the University of Tong Ji in Shanghai, China. He joined CRH in 1985. Save as disclosed above, Mr. SONG did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. SONG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. SONG has no fixed term of service with the Company. He is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. Mr. SONG is entitled to a monthly remuneration of HK$153,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the compensation committee of the Board from time to time with reference to his duties and responsibility with the Company, the Company's performance and the current market situation and is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 31 May 2007, it was approved that the Executive Directors' fee for the year ended 31 December 2007 be determined at HK$80,000 per annum. As at the Latest Practicable Date, Mr. SONG has personal interest in 1,700,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. SONG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. CHEN Shulin

Mr. CHEN Shulin, Managing Director, aged 54, has been an Executive Director of the Group since December 1998 and was appointed Managing Director in March 2005. He is also the Director and Vice President of CRH and CRNC. The former is the immediate holding company of the Company and the latter is the utlimate holding company of the Company. He is also the Chairman of Ng Fung Hong Limited and China Resources Vanguard Company Limited, the subsidiaries of the Company. Mr. CHEN was the Vice Chairman of Xuzhou VV Food and Beverage Co., Ltd. (a company listed on Shanghai Stock Exchange) from which position he has resigned. Ms. CHEN is also a director of various subsidiaries of the Company. Prior to joining CRH, Mr. CHEN was a senior official with the MOFTEC (currently known as Ministry of Commerce) and a commercial attaché in Australia and New Zealand. He obtained his Bachelor's degree from Beijing Foreign Languages Institute, China and MBA degree from Victoria University, New Zealand. Save as disclosed above, Mr. CHEN did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. CHEN is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. CHEN has no fixed term of service with the Company. He is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. Mr. CHEN is entitled to a monthly remuneration of HK$145,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the compensation committee of the Board from time to time with reference to his duties and responsibility with the Company, the Company's performance and the current market situation and is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 31 May 2007, it was approved that the Executive Directors' fee for the year ended 31 December 2007 be determined at HK$80,000 per annum. As at the Latest Practicable Date, Mr. CHEN has personal interest in 1,932,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. CHEN has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. KWONG Man Him

Mr. KWONG Man Him, Executive Director, aged 43, joined the Group as an Executive Director in February 2002 and was appointed Deputy Managing Director in March 2006. Mr. Kwong is also a director of China Resources Vanguard (Hong Kong) Company Limited, a subsidiary of the Company. Mr. KWONG has a Bachelor of Science degree from the University of Hong Kong and an MBA degree from the Chinese University of Hong Kong. He is a fellow member of the CPA Australia and the Hong Kong Institute of Certified Public Accountants. He is also a member of the Hong Kong Securities Institute.

Mr. KWONG has extensive experience in corporate planning, financial analysis, equity research and merchant banking. He is in charge of the Group's finance and treasury function, corporate planning and development as well as merger and acquisition activities. He also manages investor relations and promotes corporate governance. Save as disclosed above, Mr. KWONG did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. KWONG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. KWONG has no fixed term of service with the Company. He is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. Mr. KWONG is entitled to a monthly remuneration of HK$218,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the compensation committee of the Board from time to time with reference to his duties and responsibility with the Company, the Company's performance and the current market situation and is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 31 May 2007, it was approved that the Executive Directors' fee for the year ended 31 December 2007 be determined at HK$80,000 per annum. As at the Latest Practicable Date, Mr. KWONG has personal interest in 1,194,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. KWONG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. LI Fuzuo

Mr. LI Fuzuo, Non-executive Director, aged 43, was appointed a Non-executive Director of the Group on 1 February 2008. He is currently an Assistant President of CRH, the Company's immediate controlling shareholder, General Manager of the Strategy Management Department of CRH as well as non-executive director of CR Logic, CR Land and CR Microelectronics, shares of the three companies are listed on the Stock Exchange and the three companies are also subsidiaries of CRH. Mr. LI joined CRH in 1990 and was the General Manager of Enterprise Development Department of CRH and China Resources Investment and Asset Management Company Limited (formerly known as China Resources Development & Investment Company Limited). He was also the General Manager of China Resources Golden Corn (Heilongjiang) Co., Ltd. and the Deputy Chairman and General Manager (resigned from both positions on 6 March 2006) of China Resources (Jilin) Bio-chemical Co., Ltd., shares of the latter company are listed in China. Further, Mr. LI was a non-executive director (resigned on 30 March 2006) of China Resources Peoples Telephone Company Limited, the listing of its shares on the Main Board of the Stock Exchange was withdrawn on 29 March 2006. Mr. LI obtained both his Bachelor's and Master's Degrees in Mechanical Manufacturing Engineering from the Beijing University of Aeronautics and Astronautics in 1987 and 1990 respectively. Save as disclosed above,

Mr. LI did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. LI is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. LI has no fixed term of service with the Company. He is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. The Directors' fee payable to Mr. LI as Non-executive Director is determined by shareholders of the Company in annual general meeting. At the Company's annual general meeting held on 31 May 2007, it was approved that the Non-executive Directors' fee for the year ended 31 December 2007 be determined at HK$80,000 per annum. As at the Latest Practicable Date, Mr. LI does not have any interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. LI has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. DU Wenmin

Mr. DU Wenmin, Non-executive Director, aged 44, was appointed a Non-executive Director of the Group on 6 September 2007. He is the President of the Internal Audit Department of CRH, the Company's immediate controlling shareholder. He is also a non-executive director of CR Land, CR Microelectronics and CR Logic, shares of the three companies are listed on the Stock Exchange and the three companies are also subsidiaries of CRH. Mr. DU joined the CRH Group in 1985 and has previously held positions as the President of China Resources Construction (Holdings) Limited, a subsidiary of CRH, and the Assistant President of the Human Resources Department of CRH. Mr. DU received a Master of Business Administration degree from the University of San Francisco in the United States of America. Mr. DU holds the professional qualification of Economist issued by the Ministry of Commerce of the PRC and the Evaluation Committee of CRH and has over 20 years of experience in human resources and business management. Save as disclosed above, Mr. DU did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Save as disclosed above, Mr. DU is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. DU has no fixed term of service with the Company. He is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. The Directors' fee payable to Mr. DU as Non-executive Director is determined by shareholders of the Company in annual general meeting. At the Company's annual general meeting held on 31 May 2007, it was approved that the Non-executive Directors' fee for the year ended 31 December 2007 be determined at HK$80,000 per annum. As at the Latest Practicable Date, Mr. DU has personal interest in 100,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. DU has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. HOUANG Tai Ninh

Mr. HOUANG Tai Ninh, Independent Non-executive Director, aged 54, has been a Director for the Group since 1988. He is also a director of Forcon Investments Limited, Sino Petrochem Development Limited and China & Overseas Resources Limited. Mr. HOUANG obtained his Bachelor of Business Studies degree from the Polytechnic of North Staffordshire, United Kingdom. Mr. HOUANG did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Mr. HOUANG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. HOUANG has no fixed term of service with the Company. He is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. The Directors' fee payable to Mr. HOUANG as Independent Non-executive Director is determined by shareholders of the Company in annual general meeting. At the Company's annual general meeting held on 31 May 2007, it was approved that the Independent Non-executive Directors' fee for the year ended 31 December 2007 be determined at HK$160,000 per annum. Mr. HOUANG did not receive other emoluments for the year ended 31 December 2007. As at the Latest Practicable Date, Mr. HOUANG has personal interest in share options to subscribe for 200,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Mr. HOUANG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Dr. LI Ka Cheung, Eric *(FCPA(Practising), GBS, OBE, JP)*

Dr. LI Ka Cheung, Eric, Independent Non-executive Director, aged 54, has been a Director of the Group since March 2003. He is Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants (Practising), member of the Eleventh National Committee of the Chinese People's Political Consultative Conference and an adviser to its Ministry of Finance on International Accounting Standards. He is a former member of the Legislative Council of the Hong Kong Special Administrative Region. He holds directorship in a number of listed companies, including Sun Hung Kai Properties Limited, Hang Seng Bank Limited, SmarTone Telecommunications Holdings Limited, Transport International Holdings Limited, Wong's International (Holdings) Limited, RoadShow Holdings Limited, Meadville Holdings Limited and Bank of Communications Co., Ltd. Dr. Li was formerly an independent non-executive director of China Vanke Co., Ltd., CATIC International Holdings Limited and Sinofert Holdings Limited. Save as disclosed above, Dr. LI did not

hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Dr. LI is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Dr. LI has no fixed term of service with the Company. He is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. The Directors' fee payable to Dr. LI as Independent Non-executive Director is determined by shareholders of the Company in annual general meeting. At the Company's annual general meeting held on 31 May 2007, it was approved that the Independent Non-executive Directors' fee for the year ended 31 December 2007 be determined at HK$160,000 per annum. Dr. LI did not receive other emoluments for the year ended 31 December 2007. As at the Latest Practicable Date, Dr. LI has personal interest in share options to subscribe for 200,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Dr. LI has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Dr. CHENG Mo Chi *(GBS, OBE, JP)*

Dr. CHENG Mo Chi, Independent Non-executive Director, aged 58, has been a Director of the Group since November 2005. He qualified as a solicitor in Hong Kong, United Kingdom, Victoria Australia and Singapore and is the Senior Partner of Messrs. P.C. Woo & Co., a firm of solicitors. He is currently director of Hong Kong Exchanges and Clearing Limited and had served as a member of the Legislative Council from 1991 to 1995. Dr. CHENG is the Hon. President and Founding Chairman of the Hong Kong Institute of Directors. Presently, he holds directorship in a number of listed companies in Hong Kong and Singapore, including Beijing Capital International Airport Company Limited, China COSCO Holdings Company Limited, China Mobile Limited, City Telecom (HK) Limited, Guangdong Investment Limited, Galaxy Entertainment Group Limited (formerly known as K. Wah Construction Materials Limited), Kader Holdings Company Limited, Liu Chong Hing Investment Limited, ARA Asset Management Limited, Shui On Construction and Materials Limited as well as Tian An China Investments Company Limited. Save as disclosed above, Dr. CHENG did not hold any directorship in other listed public companies in the last three years or any position with the Company or other members of the Group. Dr. CHENG is and was not connected with any directors, senior management or substantial or controlling shareholders of the Company.

Dr. CHENG has no fixed term of service with the Company. He is subject to rotational retirement and re-election requirements at annual general meetings pursuant to the Articles of Association. The Directors' fee payable to Dr. CHENG as Independent Non-executive Director is determined by shareholders of the Company in annual general meeting. At the Company's annual general meeting held on 31 May 2007, it was approved that the

Independent Non-executive Directors' fee for the year ended 31 December 2007 be determined at HK$160,000 per annum. Dr. CHENG did not receive other emoluments for the year ended 31 December 2007. As at the Latest Practicable Date, Dr. CHENG does not have any interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, Dr. CHENG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code : 291)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 29 May 2008 at 3:30 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' Report and the Independent Auditor's Report for the year ended 31 December 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors and to fix the fees for all Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Listing Rules or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of :

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of

shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of :

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of the resolution as proposed under items nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no. 5 set out in the notice

convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 25 April 2008

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. With regard to item no. 2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.30 per ordinary share payable on or about 13 June 2008. The register of members of the Company will be closed from Monday, 26 May 2008 to Thursday, 29 May 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Tricor Standard Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 23 May 2008.

4. With regard to item no. 3 in this notice, the Board of Directors of the Company proposes that eight retiring Directors, namely Mr. SONG Lin, Mr. CHEN Shulin, Mr. KWONG Man Him, Mr. LI Fuzuo, Mr. DU Wenmin, Mr. HOUANG Tai Ninh, Dr. LI Ka Cheung, Eric and Dr. CHENG Mo Chi who shall be eligible for re-election, be re-elected as Directors of the Company. Details of these Directors are set out in the appendix II to the circular to shareholders dated 25 April 2008. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2008 shall be determined at HK$80,000 per annum for each executive and non-executive Director and HK$160,000 per annum for each independent non-executive Director, pro-rated, where appropriate, and payable in December 2008.

此乃要件　請即處理

閣下如對本通函任何部份或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之華潤創業有限公司股份全部**售出**，應立即將本通函連同隨附此通函之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)
(股份代號：291)

購回及發行股份之一般授權及重選退任董事之建議及股東週年大會通告

華潤創業有限公司（「本公司」）將於二零零八年五月二十九日星期四下午三時三十分在香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，股東週年大會通告載於本通函第十六頁至第十九頁。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票。

香港，二零零八年四月二十五日

在本文件內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零八年五月二十九日星期四下午三時三十分在香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會，大會通告載於本通函的第十六頁至第十九頁
「組織章程細則」	指	本公司組織章程細則
「中國」	指	中華人民共和國
「公司條例」	指	公司條例（香港法例第三十二章）
「本公司」	指	華潤創業有限公司，於香港註冊成立之有限公司，其股份在聯交所主板上市（股份代號：291）
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「最後實際可行日期」	指	二零零八年四月二十一日，即本文件付印前為確認本文件中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回建議」	指	向董事授出一般授權以行使本公司權力於購回決議案所載之期間購回本公司於購回決議案通過當日之已發行股本10%之股份之建議
「購回決議案」	指	股東週年大會通告第五項所指之普通決議案

「證券及期貨條例」	指	證券及期貨條例(香港法例第五百七十一章)
「股份」	指	本公司股本中每股面值港幣1.00元之股份
「股份購回規則」	指	上市規則當中有關監管該等以聯交所作為第一上市地位的公司在聯交所購回本身證券的規則
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則及股份購回守則
「港元」	指	香港法定貨幣港元

華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)
(股份代號:291)

董事:
執行董事:
宋林 *(主席)*
陳樹林 *(董事總經理)*
王群 *(副董事總經理)*
劉百成 *(副董事總經理)*
鄺文謙 *(副董事總經理)*

非執行董事:
閻飈
蔣偉
王帥廷
李福祚
杜文民

獨立非執行董事:
陳普芬
黃大寧
李家祥
鄭慕智
陳智思
蕭炯柱

公司秘書:
李業華

註冊辦事處:
香港
灣仔
港灣道26號
華潤大廈
39樓

敬啟者:

購回及發行股份之
一般授權
及
重選退任董事之建議
及
股東週年大會通告

購回股份之一般授權

本公司於二零零七年五月三十一日舉行之股東週年大會上授予本公司董事會購回本公司股份之一般授權,即將於股東週年大會結束時失效。因此,於股東週年大會上將提

呈購回決議案，尋求　閣下批准重新給予董事會一般授權購回股份。本文件之附錄一載有根據股份購回規則之規定須提供有關購回建議所需資料之說明文件。

發行股份之一般授權

股東週年大會上將會提呈兩項普通決議案，分別向董事授出一般授權以配發、發行及處理不超過本公司於該項決議案通過當日已發行股本20%的股份（根據最後實際可行日期本公司之已發行股本2,386,588,120股計算及假設該已發行股本於決議案獲通過日期維持不變，即477,317,624股股份），並在此項授予董事之一般授權當中，加上在授出一般授權以購回股份後，代表本公司所實際購回的股份面值總額之股份，惟該等購回股份以購回決議案通過日期之已發行股本10%為限。

重選退任董事

於最後實際可行日期，本公司之執行董事包括宋林先生、陳樹林先生、王群先生、劉百成先生及鄺文謙先生；本公司之非執行董事包括閻飈先生、蔣偉先生、王帥廷先生、李福祚先生及杜文民先生；及本公司之獨立非執行董事包括陳普芬博士、黃大寧先生、李家祥博士、鄭慕智博士、陳智思議員及蕭炯柱先生。

根據組織章程細則之細則第110條，宋林先生、陳樹林先生、鄺文謙先生、黃大寧先生、李家祥博士及鄭慕智博士將於股東週年大會退任並提出膺選連任。根據組織章程細則之細則第115條，李福祚先生及杜文民先生任期直至股東週年大會為止並可於股東週年大會膺選連任。建議於股東週年大會上膺選連任董事之詳情載於本通函附錄二。

股東週年大會

本通函第十六頁至第十九頁載有召開股東週年大會之通告。

於股東週年大會上，將向股東提呈決議案，以於股東週年大會上考慮普通事項，包括重選退任董事，及於股東週年大會上考慮特別事項，即提呈普通決議案批准購回建議，授予董事一般授權發行新股份及擴大一般授權以發行新股份。

須予採取之行動

隨附本通函有股東週年大會適用之代表委任表格。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。　閣下在填交代表委任表格後，屆時仍可親自出席會議及於會上投票。

要求投票表決之權利

根據組織章程細則之細則第60條，於股東週年大會上提呈之決議案須以舉手方式決定，除非上市規則或任何其他適用法例、規則或規例不時規定須予表決或除非（於公佈舉手表決結果之時或之前）下列人士要求以投票表決方式：

(a) 主席；或

(b) 不少於五名親自出席或委派代表出席並有權於大會上投票的股東；或

(c) 親自出席或委派代表出席的任何一名或多於一名股東，佔全體有權在大會上表決的股東的總表決權不少於十分之一；或

(d) 親自出席或委派代表出席的任何一名或多於一名股東，持有授予在大會上表決權利的股份，而該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。

推薦建議

董事相信，購回授權、建議授予董事一般授權發行新股份、建議擴大一般授權以發行新股份及建議重選退任董事事宜，皆符合本公司及其股東之最佳利益。故此，董事建議所有股東投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東　台照

主席
宋林
謹啟

香港，二零零八年四月二十五日

本附錄為說明文件，乃遵照股份購回規則而發出，旨在向　閣下提供所需資料，以供　閣下考慮有關批准本公司最多購回在購回決議案通過當日本公司已發行股本10%的股份之建議。

本附錄亦構成公司條例第49BA(3)(b)條所規定之備忘錄。

1. 股本

於最後實際可行日期，本公司之已發行股本為2,386,588,120股股份。

在購回決議案獲通過之規限下，並按在股東週年大會舉行前並無再發行或購回股份之基準，本公司根據購回建議將獲准購回最多238,658,812股股份，佔本公司於最後實際可行日期之已發行股本不超逾10%。

2. 購回之理由

董事會相信，購回建議乃符合本公司及其股東之最佳利益。視乎當時市場情況及資金安排而定，該項購回可提高本公司每股股份之資產淨值及／或盈利，並僅於董事會認為該項購回將有利於本公司及其股東時方會進行。

3. 用以購回之資金

本公司在購回股份時，僅可運用根據本公司組織章程大綱及組織章程細則與香港公司法例可供合法作此用途之資金。公司法例規定，於購回股份時而償還之股本必須在公司法例准許下由本公司可供分派之溢利及／或用於購回股份而發行新股之款額支付。

倘在建議之購回期間內任何時間須全面實施購回建議，則可能會對本公司之營運資金或資本負債比率有不利影響（相對截至二零零七年十二月三十一日止年度年報內所載經審核賬目所披露之情況而言）。然而，董事會不擬行使購回建議購回股份以致董事會認為本公司宜不時具備之營運資金或資本負債比率因此而受到重大不利影響。

4. 股份價格

在最後實際可行日期前十二個月及二零零八年四月一日至最後實際可行日期，股份在聯交所買賣之每月最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	*港元*
二零零七年四月	30.05	25.30
二零零七年五月	29.00	26.45
二零零七年六月	32.00	27.35
二零零七年七月	34.80	29.35
二零零七年八月	32.60	23.20
二零零七年九月	33.95	30.40
二零零七年十月	36.00	31.70
二零零七年十一月	34.45	25.60
二零零七年十二月	35.00	29.05
二零零八年一月	35.00	24.55
二零零八年二月	29.20	24.80
二零零八年三月	27.90	20.10
二零零八年四月（直至最後實際可行日期）	27.00	23.20

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力購回股份時，只要有關規則及法例適用，彼等將根據該購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或（於作出一切合理查詢後據彼等所知）彼等之聯繫人士有意於股東批准購回建議後出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士（按上市規則之定義）通知，表示彼等現擬在股東批准購回建議後出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

6. 收購守則

倘按照購回建議行使權力購回股份時，股東在本公司之投票權所佔權益比例增加，則就收購守則第32條而言，該項增加將作為一項收購處理。因此，一位股東或一致行動之多位股東會取得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制性收購建議。

於最後實際可行日期，本公司之最終控股公司中國華潤總公司（「華潤總公司」）持有1,232,764,380股股份（於最後實際可行日期佔本公司之已發行股本約51.65%）。倘董事會根據購回股份建議全面行使權力購回股份，在現在持股情況保持不變下，華潤總公司於本公司之應佔權益將增至本公司已發行股本約57.39%。

董事會並無獲悉任何根據購回建議進行之任何購回將會導致產生根據收購守則之任何後果。倘全面行使購回建議，則公眾人士持有之股份數目將不少於25%。

7. 本公司購回股份

在最後實際可行日期前六個月，本公司並無在聯交所或其他地方購回任何股份。

下文載列將於二零零八年五月二十九日舉行之股東週年大會上動議重選的八位董事之詳情：

宋林先生

宋林先生，主席，45歲，於二零零四年十二月獲委任為本集團主席。彼現為華潤（集團）有限公司（「華潤集團」）及華潤總公司之副董事長兼總經理，前者為本公司直接控股公司，後者為本公司最終控股公司。宋先生亦為華潤電力控股有限公司、華潤置地有限公司（「華潤置地」）及華潤微電子有限公司（「華潤微電子」）之主席，以上三間公司股份均於聯交所上市，並且，以上三間公司均為華潤集團的附屬公司。宋先生也是萬科企業股份有限公司之副董事長，該公司為中國上市公司。他同時是吉利汽車控股有限公司（於聯交所上市之公司）及東亞銀行（中國）有限公司之獨立非執行董事。宋先生亦為本公司同系附屬公司華潤水泥控股有限公司之主席，該公司股份於二零零六年七月二十六日撤回於聯交所的上市地位。宋先生曾任本公司同系附屬公司華潤勵致有限公司(「華潤勵致」)(於聯交所上市之公司)之主席及招商銀行股份有限公司(於聯交所及上海證券交易所上市之公司)之獨立非執行董事，宋先生已辭任該等職務。宋先生亦是本公司多間附屬公司之董事。宋先生擁有豐富的企業管理經驗，現負責本集團之整體業務發展與策略部署。他持有中國上海同濟大學固體力學學士學位，彼於一九八五年加入華潤集團。除上文所披露外，宋先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，宋先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

宋先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。宋先生有權收取每月薪金港幣153,000元、額外一個月薪金之定額花紅、董事會薪酬委員會不時批准之酌情花紅（此乃按彼於本公司之責任、本公司表現及市況而釐定）及股東於股東週年大會釐定之董事袍金。於二零零七年五月三十一日舉行之本公司股東週年大會上，截至二零零七年十二月三十一日止年度之執行董事袍金獲批准為每年港幣80,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，宋先生擁有1,700,000股股份之個人權益。

除上文所披露外，宋先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

陳樹林先生

陳樹林先生，董事總經理，54歲，於一九九八年十二月獲委任為本集團執行董事，並於二零零五年三月獲委任為董事總經理。陳先生亦是華潤集團及華潤總公司之董事副總經理，前者為本公司直接控股公司，後者為本公司最終控股公司。彼亦為本公司附屬公司五豐行有限公司及華潤萬家有限公司之董事長。陳先生曾任徐州維維食品飲料股份有限公司(於上海證券交易所上市之公司)之副董事長，陳先生已辭任該職務。陳先生亦是本公司多間附屬公司之董事。陳先生在加入華潤集團前，曾於外經貿部(現為商務部)出任要職，並先後獲委任為中國駐澳洲及新西蘭商務代表。他持有中國北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。除上文所披露外，陳先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，陳先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

陳先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。陳先生有權收取每月薪金港幣145,000元、額外一個月薪金之定額花紅、董事會薪酬委員會不時批准之酌情花紅(此乃按彼於本公司之責任、本公司表現及市況而釐定)及股東於股東週年大會釐定之董事袍金。於二零零七年五月三十一日舉行之本公司股東週年大會上，截至二零零七年十二月三十一日止年度之執行董事袍金獲批准為每年港幣80,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，陳先生擁有1,932,000股股份之個人權益。

除上文所披露外，陳先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

鄺文謙先生

鄺文謙先生，執行董事，43歲，於二零零二年二月加入本集團獲委任為執行董事，並於二零零六年三月獲委任為副董事總經理。鄺先生亦是本公司附屬公司華潤萬家(香港)有限公司之董事。鄺先生分別擁有香港大學理學士學位及香港中文大學工商管理碩士學位，為澳洲會計師公會及香港會計師公會之資深會員，亦為香港証券學院之會員。鄺先生從事企業策劃、財務分析、證券研究及商人銀行之工作多年。他現掌管集團之財務及庫務、企業策劃及發展以及合併和收購活動，並負責推廣投資者關係及提升企業管治水平。除

上文所披露外，鄺先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，鄺先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

鄺先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。鄺先生有權收取每月薪金港幣218,000元、額外一個月薪金之定額花紅、董事會薪酬委員會不時批准之酌情花紅（此乃按彼於本公司之責任、本公司表現及市況而釐定）及股東於股東週年大會釐定之董事袍金。於二零零七年五月三十一日舉行之本公司股東週年大會上，截至二零零七年十二月三十一日止年度之執行董事袍金獲批准為每年港幣80,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，鄺先生擁有1,194,000股股份之個人權益。

除上文所披露外，鄺先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

李福祚先生

李福祚先生，非執行董事，43歲，於二零零八年二月一日獲委任為本集團非執行董事。李先生現任華潤集團助理總經理兼戰略管理部總經理，華潤集團為本公司直接控股股東。彼亦為華潤勵致、華潤置地及華潤微電子之非執行董事，以上三間公司股份均於聯交所上市，並且，以上三間公司均為華潤集團之附屬公司。李先生於一九九零年加入華潤集團，曾任華潤集團企業開發部及華潤投資及資產管理有限公司（前稱為華潤投資開發有限公司）總經理。彼亦曾任黑龍江華潤金玉實業有限公司總經理及吉林華潤生化股份有限公司（其股份在中國上市）副董事長兼總經理（於二零零六年三月六日辭任該兩個職務）。此外，彼曾任華潤萬眾電話有限公司非執行董事（於二零零六年三月三十日辭任），該公司股份於二零零六年三月二十九日撤回於聯交所主板的上市地位。李先生分別於一九八七年及一九九零年獲北京航空航天大學頒授機械製造工程工學學士學位及工學碩

士學位。除上文所披露外，李先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，李先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

李先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。作為非執行董事，李先生有權收取股東於股東週年大會釐定之董事袍金。於二零零七年五月三十一日舉行之本公司股東週年大會上，截至二零零七年十二月三十一日止年度之非執行董事袍金獲批准為每年港幣80,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，李先生並無擁有股份之任何權益。

除上文所披露外，李先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

杜文民先生

杜文民先生，非執行董事，44歲，於二零零七年九月六日獲委任為本集團非執行董事。杜先生為華潤集團審計部總經理，華潤集團為本公司直接控股股東。彼亦為華潤置地、華潤微電子及華潤勵致之非執行董事，以上三間公司股份均於聯交所上市，並且，以上三間公司均為華潤集團的附屬公司。杜先生於一九八五年加入華潤集團，曾擔任華潤集團附屬公司華潤營造（控股）有限公司總經理，及華潤集團人事部助理總經理。杜先生持有美國舊金山大學工商管理學碩士學位，及由中國商務部及華潤集團評審委員會頒發的經濟師之專業資格。杜先生擁有超過二十年人力資源及商業管理之經驗。除上文所披露外，杜先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。除上文所披露外，杜先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

杜先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。作為非執行董事，杜先生有權收取股東於股東週年大會釐定之董事袍金。於二零零七年五月三十一日舉行之本公司股東週年大會上，截至二零零七年十二月三十一日止年度之非執行董事袍金獲批准為每年港幣80,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，杜先生擁有100,000股股份之個人權益。

除上文所披露外，杜先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

黃大寧先生

黃大寧先生，獨立非執行董事，54歲，於一九八八年獲委任為本集團董事。他亦為科康投資有限公司、中港石化發展有限公司及中僑資源營貿有限公司之董事。黃先生於英國北斯塔弗德什爾理工學院取得商科學士學位。黃先生於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。黃先生現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

黃先生於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。作為獨立非執行董事，黃先生有權收取股東於股東週年大會釐定之董事袍金。於二零零七年五月三十一日舉行之本公司股東週年大會上，截至二零零七年十二月三十一日止年度之獨立非執行董事袍金獲批准為每年港幣160,000元。截至二零零七年十二月三十一日止年度，黃先生並無獲取其他酬金。於最後實際可行日期，按證券及期貨條例第XV部之涵義，黃先生擁有可認購200,000股股份之購股權之個人權益。

除上文所披露外，黃先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

李家祥博士 *(執業資深會計師、金紫荊星章、英帝國官佐勳章、太平紳士)*

李家祥博士，獨立非執行董事，54歲，於二零零三年三月獲委任為本集團董事。李博士為李湯陳會計師事務所首席會計師、中國人民政治協商會議第十一屆全國委員會委員及中華人民共和國財政部會計準則委員會咨詢專家，並曾出任香港特別行政區立法會議員。彼亦兼任多間上市公司之董事，包括新鴻基地產發展有限公司、恒生銀行有限公司、數碼通電訊集團有限公司、載通國際控股有限公司、王氏國際（集團）有限公司、路訊通控股有限公司、美維控股有限公司及交通銀行股份有限公司。彼為萬科企業股份有限公司、中國航空技術國際控股有限公司及中化化肥控股有限公司之前獨立非執行董事。除上文所披露外，李博士於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司

或本集團其他成員擔任任何職務。李博士現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

李博士於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。作為獨立非執行董事，李博士有權收取股東於股東週年大會釐定之董事袍金。於二零零七年五月三十一日舉行之本公司股東週年大會上，截至二零零七年十二月三十一日止年度之獨立非執行董事袍金獲批准為每年港幣160,000元。截至二零零七年十二月三十一日止年度，李博士並無獲取其他酬金。於最後實際可行日期，按證券及期貨條例第XV部之涵義，李博士擁有可認購200,000股股份之購股權之個人權益。

除上文所披露外，李博士已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

鄭慕智博士 *(金紫荊星章、英帝國官佐勳章、太平紳士)*

鄭慕智博士，獨立非執行董事，58歲，於二零零五年十一月獲委任為本集團董事。鄭博士為胡百全律師事務所首席合夥人，擁有在香港、英國、澳洲及新加坡的律師資格。目前為香港交易及結算所有限公司董事，亦曾在一九九一年至一九九五年出任前立法會議員。鄭博士現時亦是香港董事學會榮譽會長兼創會主席，並身兼多家香港及新加坡上市公司之董事職務，包括：北京首都國際機場股份有限公司、中國遠洋控股股份有限公司、中國移動有限公司、城市電訊(香港)有限公司、粵海投資有限公司、銀河娛樂集團有限公司(前稱為嘉華建材有限公司)、開達集團有限公司、廖創興企業有限公司、ARA Asset Management Limited、瑞安建業有限公司以及天安中國投資有限公司。除上文所披露外，鄭博士於過去三年內並無於其他上市公眾公司擔任任何董事職務，亦無於本公司或本集團其他成員擔任任何職務。鄭博士現時及以往並無與本公司任何董事、高級管理人員或主要或控股股東有任何關連。

鄭博士於本公司並無固定任期，彼須根據組織章程細則於股東週年大會輪流退任及重選。作為獨立非執行董事，鄭博士有權收取股東於股東週年大會釐定之董事袍金。於二零零七年五月三十一日舉行之本公司股東週年大會上，截至二零零七年十二月三十一日止年度之獨立非執行董事袍金獲批准為每年港幣160,000元。截至二零零七年十二月三

十一日止年度，鄭博士並無獲取其他酬金。於最後實際可行日期，按證券及期貨條例第XV部之涵義，鄭博士並無擁有股份之任何權益。

除上文所披露外，鄭博士已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)
(股份代號:291)

股東週年大會通告

茲通告本公司謹訂於二零零八年五月二十九日星期四下午三時三十分,假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會,以便處理下列事項:

1. 省覽及考慮截至二零零七年十二月三十一日止年度經審核之財務報告與董事會報告及獨立核數師報告。

2. 宣佈派發末期股息。

3. 重選退任董事及釐定所有董事之袍金。

4. 續聘核數師及授權董事會釐定其酬金。

5. 作為特別事項,考慮並在認為適當時,通過下列決議案為普通決議案:

普通決議案

「**動議**:

(a) 在下文(b)段之規限下,一般及無條件批准本公司董事會於有關期間(定義見下文)內,按照及受約於所有適用法例及上市規則或任何其他證券交易所不時修訂之規定,行使本公司所有權力於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所,購回本公司股本中每股面值港幣1.00元之股份;

(b) 根據上文(a)段之批准,本公司董事會獲授權可購回之本公司股份面值總額不得超過於本決議案獲通過當日本公司之已發行股本面值總額之10%,而上述批准亦須受此數額限制;及

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

6. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

普通決議案

「**動議**：

(a) 在下文(c)段之規限下及遵照公司條例第57B條，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中每股面值港幣1.00元之額外股份，以及作出或授出需要或可能需要行使該項權力之售股建議、協議及購股權（包括可兑換本公司股份之票據、認股權證及債券）；

(b) 上文(a)段所述之批准授權本公司董事會於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及期權（包括可兑換本公司股份之票據、認股權證及債券）；

(c) 本公司董事會依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否依據期權或其他原因配發）及發行之股本面值總額（但不包括(i)供股（定義見下文）；(ii)依據任何當時經已採納可授予或發行本公司股份或購股權之購股權計劃或其他類似安排而發行股份；(iii)依

據本公司任何認股權證或可轉換為本公司股份之證券之條款而行使認購權或換股權而發行股份;或(iv)依據不時之組織章程細則就以股代息計劃發行股份)不得超過於本決議案通過當日本公司已發行股本面值總額之20%;上述批准亦須受此數額限制;及

(d) 就本決議案而言,

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日;及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日;及

「供股」乃指本公司董事會於所定期間內根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之供股建議(惟本公司董事會有權就零碎股權或適用於本公司之香港以外任何地區之法律限制或責任或任何認可管制機構或任何證券交易所之規定,作出其認為必要或權宜之豁免或其他安排)。」

7. 作為特別事項,考慮並在認為適當時,通過下列決議案為普通決議案:

普通決議案

「**動議**待召開本大會之通告所載之第5及第6項決議案獲通過後,藉加入相當於本公司根據召開本大會之通告所載之第5項之決議案之授權所購回本公司股本中之股份面值總額之數額,以擴大根據召開本大會之通告所載之第6項

之決議案授予本公司董事會配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過於上述決議案獲通過之日本公司之已發行股本面值總額之10%。」

承董事會命
秘書
李業華

香港，二零零八年四月二十五日

附註：

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之副本，須於大會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道二十六號華潤大廈三十九樓，方為有效。

3. 就本通告第2項而言，本公司董事會建議於二零零八年六月十三日或前後派發末期股息每股普通股港幣0.30元。本公司將於二零零八年五月二十六日（星期一）至二零零八年五月二十九日（星期四）（首尾兩天包括在內）暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息，務請將所有過戶文件連同有關之股票，於二零零八年五月二十三日（星期五）下午四時三十分前交回本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓，辦理登記手續。

4. 就本通告第3項而言，本公司董事會擬建議重選八位合資格膺選連任之退任董事宋林先生、陳樹林先生、鄺文謙先生、李福祚先生、杜文民先生、黃大寧先生、李家祥博士及鄭慕智博士為本公司之董事。有關該等董事之詳情，載於二零零八年四月二十五日致股東通函之附錄二內。本公司董事會向股東建議，截至二零零八年十二月三十一日止年度各執行董事及非執行董事之袍金為每年港幣80,000元，而各獨立非執行董事之袍金則為每年港幣160,000元，有關袍金將於二零零八年十二月支付（如適用時按比例支付）。

File No.82-4177

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code : 291)

RECEIVED

2008 MAY -1 P 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Proxy form for use at the Annual General Meeting of CHINA RESOURCES ENTERPRISE, LIMITED (the "Company") to be held at 3:30 p.m. on Thursday, 29 May 2008 and at any adjournment thereof.

I/We *(note1)* ______________________________

of ______________________________

being the registered holder(s) of ______________ shares *(note 2)* of HK$1.00 each in the capital of the Company, hereby appoint the Chairman of the meeting or *(note 3)* ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

to act as my/our proxy at the Annual General Meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Thursday, 29 May 2008 at 3:30 p.m. and at any adjournment thereof and to vote on my/our behalf as indicated below *(note 4)*.

			FOR *(note 4)*	AGAINST *(note 4)*	AT THE DISCRETION OF PROXY *(note 4)*	ABSTAIN *(note 4)*
1.	To receive and consider the audited Financial Statements and the Directors' Report and the Independent Auditor's Report for the year ended 31 December 2007.					
2.	To declare a final dividend.					
3.	(a)	To re-elect Mr. Song Lin as Director.				
	(b)	To re-elect Mr. Chen Shulin as Director.				
	(c)	To re-elect Mr. Kwong Man Him as Director.				
	(d)	To re-elect Mr. Li Fuzuo as Director.				
	(e)	To re-elect Mr. Du Wenmin as Director.				
	(f)	To re-elect Mr. Houang Tai Ninh as Director.				
	(g)	To re-elect Dr. Li Ka Cheung, Eric as Director.				
	(h)	To re-elect Dr. Cheng Mo Chi as Director.				
	(i)	To fix the fees for all Directors.				
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.					
5.	Ordinary Resolution in Item No. 5 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to repurchase shares of the Company)					
6.	Ordinary Resolution in Item No. 6 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to issue new shares of the Company)					
7.	Ordinary Resolution in Item No. 7 of the Notice of Annual General Meeting. (To extend the general mandate to be given to the Directors to issue shares)					

Dated this ____________ day of ____________ 2008   Shareholder's signature: ______________________ *(note 5)*

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO ALLOW YOUR PROXY TO CAST HIS VOTES ON ANY RESOLUTION AT HIS DISCRETION, TICK THE BOX MARKED "AT THE DISCRETION OF PROXY" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK THE BOX MARKED "ABSTAIN" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any of the boxes for each item will entitle your proxy to cast his votes on the relevant resolution at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing or in the case of a corporation must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof.
8. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.

華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)
(股份代號：291)

出席華潤創業有限公司(以下簡稱「本公司」)於二零零八年五月二十九日星期四下午三時三十分舉行之股東週年大會及其任何續會適用之代表委任表格

本人／吾等 *(附註一)* ______________________________
地址為 ______________________________
為本公司股本中每股面值1.00港元股份共 ______________________________ 股 *(附註二)* 之登記持有人，
茲委任大會主席或 *(附註三)* ______________________________
地址為 ______________________________
或如其未能出席，則委任 ______________________________
地址為 ______________________________
為本人／吾等之代表人，代表出席本公司於二零零八年五月二十九日星期四下午三時三十分假座香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會及其任何續會，並代表本人／吾等按如下所示投票。*(附註四)*

		贊成 *(附註四)*	反對 *(附註四)*	由代表決定 *(附註四)*	棄權 *(附註四)*
一、	省覽及考慮截至二零零七年十二月三十一日止年度經審核之財務報告與董事會報告及獨立核數師報告。				
二、	宣佈派發末期股息。				
三、	(1) 重選宋林先生為董事。				
	(2) 重選陳樹林先生為董事。				
	(3) 重選鄺文謙先生為董事。				
	(4) 重選李福祚先生為董事。				
	(5) 重選杜文民先生為董事。				
	(6) 重選黄大寧先生為董事。				
	(7) 重選李家祥博士為董事。				
	(8) 重選鄭慕智博士為董事。				
	(9) 釐定所有董事之袍金。				
四、	續聘核數師並授權董事會釐定其酬金。				
五、	列於股東週年大會通告內第五項之普通決議案(給與董事會購回本公司股份之一般授權)。				
六、	列於股東週年大會通告內第六項之普通決議案(給與董事會發行本公司股份之一般授權)。				
七、	列於股東週年大會通告內第七項之普通決議案(擴大董事會發行新股份之一般授權)。				

日期：二零零八年 ____________ 月 ____________ 日　　　股東簽署：______________________ *(附註五)*

附註:

一、 請用正楷填上姓名及地址。

二、 請填上以　閣下名義登記每股面值1.00港元之股份數目。如未有填上股數，則本代表委任表格得被視為與全部以　閣下名義登記之本公司股份有關。

三、 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

四、 **注意：閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「✓」號。　閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「✓」號。如　閣下擬准許代表可自行就任何決議案酌情投票，請在有關決議案之「由代表決定」欄內填上「✓」號。如　閣下擬就任何決議案投棄權票，請在有關決議案之「棄權」欄內填上「✓」號。**如在每一事項的任何空欄內並無填上任何指示，則　閣下之代表可自行就有關決議案酌情投票。

五、 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。

六、 倘屬聯名登記股份持有人，則任何一位該等人士均可親身或委派代表在任何大會上就該股份投票，猶如其為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人排名首位之出席者方有權就該等股份投票。

七、 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本，最遲須於大會舉行時間四十八小時前送達香港灣仔港灣道二十六號華潤大廈39樓本公司註冊辦事處，方為有效。

八、 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司之股東，但須親自出席大會以代表　閣下。

九、 閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票而不受限制。

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code : 291)

25 April 2008

Dear Shareholders,

Letter to Existing Shareholders – Election of Means of Receipt of Corporate Communications

We are pleased to enclose the 2007 Annual Report, the Circular dated 25 April 2008 and the Proxy Form.

Shareholders who have chosen to receive the Company's corporate communications by electronic means through the Company's website at www.cre.com.hk in lieu of in printed form and, for any reason have difficulty in receiving or gaining access to the above documents, will upon request in writing to the Company's Share Registrars, Tricor Standard Limited, be promptly sent such documents in printed form free of charge. Please kindly complete Part A of the attached Instruction Slip and return the completed Instruction Slip to the Company's Share Registrars by facsimile or by post using the pre-paid envelope provided.

Please note that you may change your choice of means of receipt at any time, free of charge, by completing Part B of the Instruction Slip and returning the completed Instruction Slip to the Company's Share Registrars. A copy of the Instruction Slip can also be obtained from the Company's Share Registrars.

If you have any queries relating to this letter, please call our Share Registrar's hotline at (852) 2980 1333.

Yours faithfully,
For and on behalf of
China Resources Enterprise, Limited

Lee Yip Wah, Peter
Company Secretary

Encl.

華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)

(股份代號：291)

敬啟者：

致現有股東之函件－選擇收取公司通訊的形式

吾等欣然隨函附奉二零零七年年報和二零零八年四月二十五日之通函及委任代表表格各乙份。

已選擇透過本公司網站 (www.cre.com.hk) 以電子方式瀏覽本公司公司通訊以取代收取印刷本的股東，如因任何理由以致收取或接收上述文件上出現困難，只要向本公司股份過戶登記處卓佳標準有限公司提出書面要求，均可立即獲免費發送該文件的印刷本。請　閣下填妥隨附指示回條甲部，並將已填妥之指示回條傳真予或以已預付郵費的信封寄回本公司股份過戶登記處。

請注意　閣下可以隨時透過填寫隨附指示回條乙部更改已選擇的收取方式，費用全免。填妥的指示回條須交回本公司股份過戶登記處。股東亦可向本公司股份過戶登記處索取該指示回條。

如　閣下對本函件有任何疑問，請致電本公司股份過戶登記處的熱線 (852) 2980 1333。

此致

列位股東　台照

代表
華潤創業有限公司
公司秘書
李業華
謹啟

二零零八年四月二十五日

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code : 291)

25 April 2008

Dear Shareholders,

Letter to New Shareholders – Election of Means of Receipt of Corporate Communications

In order to protect the environment, China Resources Enterprise, Limited (the "Company") proposes that as a shareholder of the Company you may choose to receive its corporate communications (i) by electronic means through the Company's website at www.cre.com.hk (the "Electronic Communication Option"); or (ii) in printed form. Corporate communications include annual reports, interim reports, notices of meetings and circulars, etc.

The purpose of this letter is to ascertain shareholders' choice of means of receipt of the Company's corporate communications.

Please kindly complete Part B of the attached Instruction Slip and return the completed Instruction Slip to the Company's Share Registrars, Tricor Standard Limited, by facsimile or by post using the pre-paid envelope provided.

If you elect the Electronic Communication Option and have specified your email address in the Instruction Slip, we will send you, on the day of issue, an email notification each time new corporate communication is posted on the Company's website. In case you have not provided your email address, we will notify you by mail instead.

Please note that you may change your choice of means of receipt at any time, free of charge, by completing and returning to the Company's Share Registrars the instruction slip, a copy of which will be sent to you together with future corporate communications or can be obtained from the Company's Share Registrars.

Shareholders who have opted for the Electronic Communication Option and who for any reason have difficulty in receiving or gaining access to the relevant corporate communication will upon request in writing to the Company's Share Registrars be promptly sent such corporate communication in printed form free of charge.

If we do not receive your completed Instruction Slip, we will continue to send you corporate communications in printed form until you inform us otherwise.

If you have any queries relating to this letter, please call our Share Registrar's hotline at (852) 2980 1333.

Yours faithfully,
For and on behalf of
China Resources Enterprise, Limited

Lee Yip Wah, Peter
Company Secretary

Encl.

華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)
(股份代號：291)

敬啟者：

致新股東之函件－選擇收取公司通訊的形式

為支持環保，華潤創業有限公司(「本公司」)建議　閣下作為本公司股東可以選擇：(i)透過本公司網站(www.cre.com.hk)以電子形式瀏覽(「電子通訊選擇權」)公司通訊；或(ii)收取公司通訊之印刷本。公司通訊包括年報、中期報告、會議通告及通函等。

現謹奉函向股東確定選擇收取本公司公司通訊的方式。

請　閣下填妥隨附指示回條乙部，並將已填妥之指示回條傳真予或以已預付郵費的信封寄回本公司股份過戶登記處卓佳標準有限公司。

如　閣下選擇電子通訊選擇權並已在指示回條內註明　閣下之電郵地址，我們將會在每次有新的公司通訊在本公司網站刊載時，於該公司通訊發出當日以電郵方式通知　閣下。倘若　閣下未有提供電郵地址，本公司將會改以郵寄知會　閣下。

請注意　閣下可以隨時透過填寫指示回條(該指示回條將連同日後的公司通訊一併寄予　閣下，或可向本公司股份過戶登記處索取)更改已選擇的收取方式，費用全免。填妥的指示回條須交回本公司股份過戶登記處。

已選擇電子通訊選擇權的股東，如因任何理由以致收取或接收有關公司通訊上出現困難，只要向本公司股份過戶登記處提出書面要求，均可立即獲免費發送該公司通訊的印刷本。

倘若本公司未有收到　閣下已填妥之指示回條，本公司將會繼續向　閣下寄送公司通訊的印刷本，直至　閣下另行通知為止。

如　閣下對本函件有任何疑問，請致電本公司股份過戶登記處的熱線(852) 2980 1333。

此致

列位股東　台照

代表
華潤創業有限公司
公司秘書
李業華
謹啟

二零零八年四月二十五日

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(於香港註冊成立的有限公司)

(Stock Code: 291)

(股份代號：291)

Please complete, sign and return this instruction slip to the Share Registrars of China Resources Enterprise, Limited (the "Company"), Tricor Standard Limited, using the pre-paid envelope provided.
請填妥及簽署下列指示回條，並以已提供之預付郵費的信封寄回華潤創業有限公司（「本公司」）股份過戶登記處卓佳標準有限公司。

INSTRUCTION SLIP 指示回條

Part A – To receive printed version of the 2007 Annual Report, the Circular dated 25 April 2008 and the Proxy Form (the "Enclosed Documents"):
甲部－收取二零零七年年報和二零零八年四月二十五日之通函及委任代表表格（「隨附文件」）之印刷本：

☐ I/We have chosen to receive the Enclosed Documents by electronic means through the Company's website but would like to receive them in printed form.
本人／吾等已選擇透過本公司網站以電子方式瀏覽隨附文件，但希望收取其印刷本。

Part B – To elect/change the means of receipt of future corporate communications:
乙部－選擇／更改日後收取公司通訊之形式：

I/We would like to receive the Company's future corporate communications:
關於本公司日後發佈的公司通訊，本人／吾等欲：
(Please tick only one box)（只可選擇一項，請於以下適當的空格加上「✓」號）

☐ in printed form; or
只收取印刷本；或

☐ by electronic means in lieu of in printed form.
以電子方式取代印刷本。

My/Our email address:
本人／吾等的電郵地址：______________________________

(Please ensure your email address is properly filled in for the purpose of receiving the notification of release of corporate communications)
(請確保填上正確的電郵地址以收取網上電子版本發佈通知之用)

Name(s) of Shareholder(s) in English
(Please use BLOCK LETTERS)
股東的英文名稱 *(請以大楷書寫)*

Name(s) of Shareholder(s) in Chinese
股東的中文名稱

Registered address of shareholder(s)
股東的登記地址

Contact telephone number
聯絡電話

Signature(s)
簽署：____________________

Date:
日期：____________________

END

Notes:
1. The above instruction in Part B will apply to all corporate communications of the Company to be sent to you until you inform us otherwise.
2. If any shares are held in joint names, all joint holders OR the joint holder whose name stands first on the Company's register of members should sign this form in order for it to be valid.
3. Printed version of all the Company's future corporate communications will be available from the Company or its Share Registrars on request in writing to the Share Registrars of the Company. Such corporate communications will also be available on the Company's website at www.cre.com.hk.

附註：
1. 上述乙部之指示將適用於本公司的所有通訊文件，直至 閣下另行通知為止。
2. 如任何股份以聯名方式持有，則所有聯名持有人或名列本公司股東名冊的首名聯名持有人須於本表格上簽署，方為有效。
3. 本公司日後所有公司通訊的印刷本，可透過書面通知向本公司股份過戶登記處索取。該等公司通訊文件亦載列於本公司的網站（www.cre.com.hk）。